BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2008)179(JY)

9 September 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents in respect of the Company for your attention:

(a) 2008 Interim Report (English);
(b) 2nd Letter to Shareholders in relation to 2008 Interim Report, and election of language and means of receipt of corporate communications; and
(c) Request Form in relation to 2008 Interim Report, and election of language and means of receipt of corporate communications.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

9/15

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

9 September 2008

Dear Shareholder,

Election of Language and Means of Receipt of Corporate Communications

We are pleased to advise that the Interim Report 2008 (the "Interim Report") of BOC Hong Kong (Holdings) Limited ("BOCHK") has been prepared in English and Chinese. The English and Chinese versions of the Interim Report are now available on BOCHK's website at www.bochk.com. You may access the Interim Report by clicking "Investor Relations" on the home page of BOCHK's website, then clicking "Interim Report – 2008" under "What's New" or under "Financial Reports".

Those Shareholders who (i) have received a printed copy of the Interim Report in either the English or Chinese language only and would like to receive a printed copy in the other language; or (ii) have chosen to access the Interim Report posted on BOCHK's website in lieu of receiving printed copies and would like to receive a printed copy now; or (iii) wish to change their choice of language and means of receipt of all corporate communications issued or to be issued by BOCHK to Shareholders including (but not limited to) summary financial reports, complete annual reports and accounts, interim reports, notices of meeting, listing documents and circulars (the "Corporate Communications") of BOCHK, please complete the enclosed Request Form and return it by post, using the aerogram provided, or hand delivery to BOCHK's Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

You are entitled at any time by reasonable notice in writing to BOCHK to change your choice of language and means of receiving Corporate Communications. If you have chosen to access Corporate Communications posted on BOCHK's website and have any difficulty in receiving or gaining access to the relevant documents, for any reason, we will promptly upon your request send the printed form of the same to you free of charge. The aforesaid notice should be sent to BOCHK's Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

Please note that printed English and Chinese versions of Corporate Communications of BOCHK are and will be available from BOCHK or BOCHK's Share Registrar, Computershare Hong Kong Investor Services Limited, upon request, and both language versions are and will be available on BOCHK's website at www.bochk.com and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

You are encouraged to access the Corporate Communications posted on BOCHK's website in lieu of receiving printed copies, which helps to reduce the impact on the environment and, we believe, is a more convenient and prompt method of communication with Shareholders.

If you have any queries relating to this letter, please do not hesitate to call BOCHK's enquiry hotline at (852) 2846 2700.

Yours faithfully,
Jason C.W. Yeung
Company Secretary
For and on behalf of
BOC Hong Kong (Holdings) Limited

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(股份代號：2388)

敬啟者：

選擇收取公司通訊文件之語言版本及收取方式

中銀香港(控股)有限公司(「中銀香港」)2008年中期業績報告(「中期報告」)備有中、英文版。中期報告的中、英文版現在可以在中銀香港網頁 www.bochk.com 閱覽。如要閱覽中期報告，請在中銀香港網頁主頁按「投資者關係」一項，再在「最新消息」或「財務報告」項下的「中期業績報告 — 2008」上按一下。

股東如 (i) 僅收取英文版或中文版之中期報告印刷本，但欲收取另一語言之印刷本；或(ii) 已選擇上網閱覽登載在中銀香港網頁的中期報告，以代替收取中期報告印刷本，但現欲收取其印刷本；或 (iii) 欲更改收取中銀香港已或將會向股東刊發的公司通訊文件(包括(但不限於)財務摘要報告、完整的年報及賬目、中期報告、會議通告、上市文件及通函)(「公司通訊文件」)之語言版本及收取方式，請填妥隨附之回條，然後利用所提供的郵簡，將回條寄回或以專人交付位於香港灣仔皇后大道東183號合和中心18樓1806-1807室之中銀香港股份過戶登記處香港中央證券登記有限公司。

閣下有權隨時向中銀香港發出合理書面通知，要求更改所選擇收取公司通訊文件之語言版本及收取方式。倘　閣下選擇上網閱覽登載在中銀香港網頁的公司通訊文件，無論因任何理由以致在收取或閱覽有關文件時遇到困難，我們將於接到　閣下通知後，立即向　閣下免費發送該等文件的印刷本。前述通知須送交位於香港灣仔皇后大道東183號合和中心18樓1806-1807室之中銀香港股份過戶登記處香港中央證券登記有限公司。

中銀香港及中銀香港股份過戶登記處香港中央證券登記有限公司亦備有中銀香港的公司通訊文件的中、英文版印刷本，以供索取，該等公司通訊文件的中、英文兩種語言版本已或將會登載在中銀香港網頁www.bochk.com 及香港交易及結算所有限公司網頁 www.hkexnews.hk，以供閱覽。

我們希望各股東踴躍採用上網方式閱覽登載在中銀香港網頁的公司通訊文件，以代替收取公司通訊文件的印刷本。此方式不但有助減少對環境的影響，而且我們相信此乃更方便快捷與股東通訊的方式。

如　閣下對本函有任何疑問，請致電中銀香港的查詢熱線(852) 2846 2700。

此致

各位股東

代表
中銀香港(控股)有限公司
公司秘書
楊志威
謹啟
二零零八年九月九日

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(於香港註冊成立之有限公司)
(Stock Code 股份代號：2388)

REQUEST FORM 回條

To: BOC Hong Kong (Holdings) Limited ("BOCHK")
致：中銀香港(控股)有限公司(「中銀香港」)

Part A – To receive printed version of the Interim Report 2008 of BOCHK (the "Interim Report")
甲部 – 收取中銀香港2008年中期業績報告(「中期報告」)之印刷本

(Please tick **ONLY ONE** box [Note 1] 請以"√"號**選擇一項**[附註1])

☐ I/We have already received the English version of the Interim Report but I/we would like to receive a Chinese version now; or
本人／吾等已收取中期報告之英文版，但現在希望收取其中文版；或

☐ I/We have already received the Chinese version of the Interim Report but I/we would like to receive an English version now; or
本人／吾等已收取中期報告之中文版，但現在希望收取其英文版；或

☐ I/We have chosen to access the Interim Report posted on BOCHK's website but I/we would like to receive a printed copy of the Interim Report in *English/Chinese/both English and Chinese (*please delete where inappropriate) now.
本人／吾等已選擇上網閱覽登載在中銀香港網頁的中期報告，但現在希望收取其*英文／中文／中、英文版印刷本(*請刪去不適用者)。

Part B – To change the choice of language and means of receipt of future corporate communications
乙部 – 更改所選擇收取將來刊發的公司通訊文件之語言版本及收取方式

I/We would like to receive future corporate communications of BOCHK in the following manner:
本人／吾等希望以下列方式收取中銀香港將來刊發的公司通訊文件：

(Please tick **ONLY ONE** box [Note 1] 請以"√"號**選擇一項**[附註1])

☐ to access the corporate communications posted on BOCHK's website in lieu of receiving printed copies, and to receive printed notification of the posting of the corporate communications on BOCHK's website; or
上網閱覽登載在中銀香港網頁的公司通訊文件，以代替收取公司通訊文件的印刷本，並收取有關公司通訊文件登載在中銀香港網頁的通知的印刷本；或

☐ to receive the printed English version of the summary financial reports (but not the complete annual reports and accounts) and other corporate communications only; or
只收取財務摘要報告(而不是完整的年報及賬目)及其他公司通訊文件的英文版印刷本；或

☐ to receive the printed Chinese version of the summary financial reports (but not the complete annual reports and accounts) and other corporate communications only; or
只收取財務摘要報告(而不是完整的年報及賬目)及其他公司通訊文件的中文版印刷本；或

☐ to receive both the printed English and Chinese versions of the summary financial reports (but not the complete annual reports and accounts) and other corporate communications; or
同時收取財務摘要報告(而不是完整的年報及賬目)及其他公司通訊文件的中、英文版印刷本；或

☐ to receive the printed English version of the complete annual reports and accounts (but not the summary financial reports) and other corporate communications only; or
只收取完整的年報及賬目(而不是財務摘要報告)及其他公司通訊文件的英文版印刷本；或

☐ to receive the printed Chinese version of the complete annual reports and accounts (but not the summary financial reports) and other corporate communications only; or
只收取完整的年報及賬目(而不是財務摘要報告)及其他公司通訊文件的中文版印刷本；或

☐ to receive both the printed English and Chinese versions of the complete annual reports and accounts (but not the summary financial reports) and other corporate communications.
同時收取完整的年報及賬目(而不是財務摘要報告)及其他公司通訊文件的中、英文版印刷本。

Name(s) of Shareholder(s) 股東姓名：______________________ Contact telephone number(s) 聯絡電話號碼：______________
(Please use BLOCK LETTERS 請用正楷書寫)

Address 地址：____

Signature(s) [Note 2] 簽署[附註2]：______________________ Date 日期：______________

Notes 附註：

1. You may **tick only one box under each of Part A and Part B** on this form. Any form with more than one box ticked under each of Part A and Part B, with no box ticked or otherwise incorrectly completed will be void.
閣下在本回條的**甲部及乙部只可各自選擇一項**。如在本回條的甲部及乙部各自作出超過一項選擇，或未有作出選擇，或在其他方面填寫不正確，則本回條將會作廢。
2. If your shares are held in joint names, all joint holders **OR** the joint holder whose name stands first on the Register of Members of BOCHK should sign on this form in order to be valid.
倘若閣下的股份以聯名持有，則本回條需由所有聯名持有人**或**其姓名位列於中銀香港股東名冊首位的聯名持有人簽署，方為有效。
3. Please return this form by folding this form according to the indications and mail this form to BOCHK's Share Registrar, Computershare Hong Kong Investor Services Limited, by using the aerogram overleaf.
請按指示摺疊本回條，並以背面的郵簡寄回中銀香港股份過戶登記處香港中央證券登記有限公司。

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited
Attention: BOC Hong Kong (Holdings) Limited
Rooms 1806-1807, 18th Floor, Hopewell Centre
183 Queen's Road East, Wan Chai, Hong Kong

香港中央證券登記有限公司
— 中銀香港(控股)有限公司
香港灣仔皇后大道東183號
合和中心18樓1806-1807室

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

2008 INTERIM REPORT

Stock code: 2388

CONTENTS

		PAGE
Financial Highlights		1
Chairman's Statement		2
Chief Executive's Report		4
Management's Discussion and Analysis		10
Condensed Consolidated Income Statement		42
Condensed Consolidated Balance Sheet		43
Condensed Consolidated Statement of Changes in Equity		44
Condensed Consolidated Cash Flow Statement		46
Notes to the Interim Financial Information		
1.	Basis of preparation and accounting policies	47
2.	Critical accounting estimates and judgements in applying accounting polices	47
3.	Financial risk management	47
4.	Net interest income	69
5.	Net fees and commission income	70
6.	Net trading income	71
7.	Net gain on investment in securities	71
8.	Net insurance premium income	71
9.	Other operating income	72
10.	Net insurance benefits and claims	72
11.	Net (charge)/reversal of impairment allowances	73
12.	Operating expenses	74
13.	Net gain from disposal of/fair value adjustments on investment properties	74
14.	Net (loss)/gain from disposal/revaluation of properties, plant and equipment	74
15.	Taxation	75
16.	Dividends	76
17.	Earnings per share for profit attributable to the equity holders of the Company	76
18.	Retirement benefit costs	76
19.	Share option schemes	77
20.	Cash and balances with banks and other financial institutions	79
21.	Financial assets at fair value through profit or loss	79
22.	Derivative financial instruments	81
23.	Advances and other accounts	87
24.	Investment in securities	88
25.	Investment properties	90
26.	Properties, plant and equipment	90
27.	Other assets	91
28.	Financial liabilities at fair value through profit or loss	91
29.	Deposits from customers	92
30.	Other accounts and provisions	93
31.	Assets pledged as security	93
32.	Deferred taxation	93
33.	Insurance contract liabilities	95
34.	Subordinated liability	95

		PAGE
35.	Share capital	96
36.	Reserves	96
37.	Notes to condensed consolidated cash flow statement	96
38.	Contingent liabilities and commitments	97
39.	Capital commitments	98
40.	Operating lease commitments	98
41.	Segmental reporting	99
42.	Significant related party transactions	102
43.	Liquidity ratio	111
44.	Currency concentrations	111
45.	Cross-border claims	112
46.	Non-bank Mainland China exposures	113
47.	Ultimate holding company	114
48.	Compliance with HKAS 34	114
49.	Statutory accounts	114

Additional Information

1.	Corporate information	115
2.	Dividend and closure of register of members	116
3.	Substantial interests in share capital	116
4.	Directors' rights to acquire shares	117
5.	Directors' and Chief Executive's interests in shares, underlying shares and debentures	118
6.	Purchase, sale or redemption of the Company's shares	118
7.	Audit Committee	118
8.	Compliance with the Code on Corporate Governance Practices of the Listing Rules	119
9.	Compliance with the Codes for Securities Transactions by Directors	119
10.	Compliance with the Banking (Disclosure) Rules and the Listing Rules	119
11.	Interim Report	119
12.	Reconciliation between HKFRSs vs IFRS/CAS	120

Independent Review Report 122

Appendix

Subsidiaries of the Company 123

Definitions 127

FINANCIAL HIGHLIGHTS

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m	Year ended 31 December 2007 HK$'m
Net operating income before impairment allowances	**14,039**	12,060	27,254
Operating profit	**7,724**	8,808	18,033
Profit before taxation	**8,434**	9,227	19,126
Profit for the period/year	**7,181**	7,628	15,817
Profit attributable to the equity holders of the Company	**7,088**	7,466	15,446
	HK$	HK$	HK$
Earnings per share	**0.6704**	0.7062	1.4609
Dividend per share	**0.4380**	0.4280	0.9150
	HK$'m	HK$'m	HK$'m
Capital and reserves attributable to the equity holders of the Company	**95,047**	87,749	92,842
Issued and fully paid share capital	**52,864**	52,864	52,864
Total assets	**1,127,168**	1,047,095	1,067,637
Financial ratios	**%**	%	%
Return on average total assets[1]	**1.32**	1.57	1.53
Return on average capital and reserves attributable to the equity holders of the Company[2]	**15.09**	17.32	17.40
Cost to income ratio	**29.12**	28.34	28.52
Loan to deposit ratio[3]	**57.81**	48.17	51.66
Average liquidity ratio[4]	**42.47**	50.08	50.92
Capital adequacy ratio[5]	**13.87**	14.29	13.08

1. Return on average total assets = $\frac{\text{Profit for the period/year}}{\text{Daily average balance of total assets}}$

2. Return on average capital and reserves attributable to the equity holders of the Company

$$= \frac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$$

3. Loan to deposit ratio is calculated as at 30 June 2008, 30 June 2007 and 31 December 2007. Loan represents gross advances to customers. Deposit also includes structured deposits reported as "Financial liabilities at fair value through profit or loss".

4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the corresponding period.

5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules.

During the first six months of 2008, the Group's core businesses continued to make good progress amid a more challenging environment, riding on the impetus created by the initiatives we launched last year to strengthen our position in key market areas. The Group's net operating income before impairment allowances rose by 16.4% to HK$14,039 million while operating profit before impairment allowances increased by 15.1% to HK$9,951 million.

The ongoing turbulence in the global credit markets negatively affected our securities investments. To reflect the weakening credit environment, we wrote down the value of our US asset-backed securities. As a result, despite the strong performance of our core businesses for the first half of 2008, our profit growth was impacted by a total net securities provision of HK$2.1 billion charged to the P&L account. The Group's profit attributable to shareholders decreased by 5.1% year-on-year to HK$7,088 million or HK$0.6704 per share.

As at end June 2008, our financial position remained solid with total assets reaching HK$1,127.2 billion, up 5.6% from end 2007. The Group outperformed the market in terms of both loan and deposit growth and our loan to deposit ratio improved substantially to 57.81% from 51.66% as at end 2007. We delivered an impressive growth of 15.1% in our loan book compared to end 2007 while loan quality remained sound with the classified or impaired loan ratio further improved to 0.34% from 0.44% as at end 2007. The Group's growth momentum continues with the successful implementation of our 5-year strategic plan since 2006. Taking into account our mid-to-long term expansion plan, we further reinforced our capital base and improved our capital structure with the support of our parent bank, Bank of China Limited ("BOC"), which granted a subordinated loan of EUR660 million to the Group. Capital adequacy ratio at end-June 2008 was 13.87% and average liquidity ratio remained strong at 42.47%. Balancing the Group's capital need for business expansion and its dividend policy, the Board has declared an interim dividend of HK$0.4380 per share, an increase of 2.3% year-on-year.

As for our business development, we saw marked progress on the back of our enhanced platform. Amid the poor sentiments in the stock market which affected our investment related fee income, we continued to strive for product innovation in response to customers' needs. We also produced significant growth in the fee income from our traditional banking services, including loan and bills commissions, credit cards, RMB business. This, once again, reflected the strength of our underlying business. We maintained our leading market positions in our core businesses including residential mortgage, loan syndication and Hong Kong RMB banking business.

In addition to building a stronger base in Hong Kong, we also made good progress in growing our business outside Hong Kong. In particular, we fostered closer cooperation with our parent bank, BOC to capture emerging business opportunities for mutual gains. As I mentioned in our 2007 annual report, BOCHK was appointed as the principal bank for BOC Group's Asia-Pacific Loan Syndication Centre. Leveraging our expertise and distribution capability, we arranged a number of loan syndications with great success during the first half of 2008. This not only helped enhance our franchise and market position in the Asia-Pacific region but also generated marked increase in related fee income. We also worked closely with our parent bank, BOC to capture new business opportunities with Mainland Chinese enterprises to provide more comprehensive cross-border banking services for their overseas operations and expansion.

Our restructured Mainland business, incorporated under Nanyang Commercial Bank (China) Limited ("Nanyang (China)"), commenced operation last year-end. To cater for the needs of our customers, we continued to expand our product platform, including forming strategic alliances with insurance companies and launching a variety of structured and QDII products. China expansion will remain one of our top investment priorities despite the Group's tighter expense control amid the inflationary environment. We will continue to invest more resources to expand our branch network and enhance the Nanyang (China) franchise.

Looking forward, we expect the operating environment to become more challenging. We will stay alert and be prepared for the increasing operating risks stemming from the uncertainties in the global credit market, the slowdown of the US economy and the rising inflationary pressure worldwide. In Hong Kong, signs of a slowdown are becoming increasingly apparent as reflected in the more conservative sentiment in the property market, lower export figures, and rising operating costs for local companies. The Group believes that sound risk management is particularly crucial under the current operating environment. Although our loan quality continued to improve in the first half of the year, we have already taken more stringent risk management initiatives to prepare for possible deterioration in corporate earnings. In addition, to counteract inflationary trends, we have implemented a cost management mechanism to allow us more flexibility in aligning the growth of our expenses to our income. Nevertheless, the Group will continue to invest in accordance with its strategic priorities while managing cost increases. Our capital strength and liquidity remain sound, which enables us to withstand potential stress facing the market and to safeguard our ability to serve the needs of our customers. Amid the more challenging operating environment, we will focus on quality growth by capitalising on our enhanced business platform and adopting more proactive risk management. As articulated in our 5-year strategy, we remain committed to building a stronger and more comprehensive business platform for the Group's long-term growth and profitability.

I would like to take this opportunity to thank our customers, members of general public and our employees for their quick response and generosity in joining the Bank's fund raising activity that enabled us to deliver timely assistance to the earthquake victims in the wake of the earthquake which struck Sichuan in May.

I wish to thank our customers and shareholders for their continuous support and the Board for their wisdom and counsel. I would also like to extend on behalf of the Board a hearty welcome to Mr. Wong David See Hong, who joined us as Deputy Chief Executive on 1 July this year with overall responsibility for overseeing our financial market business lines. Mr. Wong will bring broad experience and expertise to the role. Through the dedicated leadership of our Management team and the wholehearted commitments and efforts of our associates, I am confident that we will further strengthen the BOCHK franchise and create better value for our shareholders.

XIAO Gang
Chairman

28 August 2008

The operating environment for the banking sector has been challenging this year. The turbulence in the global financial market originating from the US subprime debacle has dealt a severe blow to the US economy with pervasive ramifications for economies worldwide. Back home, various macroeconomic measures taken by the Mainland authorities to cool the overheated Chinese economy have, as targeted, softened its growth pace. Although domestic consumption and external trade remained robust in the first few months of the year, investment sentiments were far less bullish. As the IPO boom subsided, the volume of stock trading activities plunged. The property market also slowed down after an active first quarter. Meanwhile, cost management has become an increasingly thorny issue for the business sector because of mounting inflationary pressure.

Notwithstanding the above challenges, the Group succeeded in growing most of its core businesses and delivered satisfactory operating results in the first half of 2008 versus the same period last year. Our business development and income-generating capabilities have remained sound. With the continued implementation of our Relationship-Product-Channel (RPC) business model, we have been able to forge ahead with the growth strategies under the Group's current strategic plan, grow our operating income, maintain our market lead in key areas, expand into new areas and build up a stronger presence in the Mainland market.

Business Highlights

The following summary highlights our key business results in the interim period:

- Our core businesses recorded satisfactory growth year-on-year. Total operating income rose by a healthy margin, driven by the rise in net interest income, net fees and commission income as well as net trading income.

- We achieved broad-based and strong growth in our core lending business which covers corporate loans, consumer loans and residential property mortgage.

- Further progress was made in high-margin segments such as trade finance, SME loans and Mainland lending while our credit card business continued to expand.

- We maintained our leading positions in loan syndication, residential property mortgage and RMB-related banking in the Hong Kong market.

- Wealth management business continued to grow as our high net-worth customer base expanded.

- Through the implementation of our dualistic business model in China, the Group's Mainland business recorded solid growth in operating income and further expanded its branch network.

- As BOC Group's Asia-Pacific Syndicated Loan Centre, the Group has been making substantial contribution to the whole BOC Group's loan syndication business while reinforcing the Group's market leadership in Hong Kong, Macau and the Mainland.

- The Group's total asset base continued to expand while loan quality further improved.

Financial Performance

In the first half of 2008, the Group's net operating income before impairment allowances went up by 16.4% year-on-year to HK$14,039 million, which was driven by the growth of net interest income, net fees and commission income as well as net trading income. Operating profit before impairment allowances grew by a healthy 15.1% year-on-year to HK$9,951 million.

After a relatively strong 2007, profit attributable to shareholders dropped by 5.1% to HK$7,088 million. This decline was caused mainly by a higher level of impairment allowances provided for this period. Owing to the prevailing uncertainties and gloomy sentiments in the capital market that have a negative impact on the value of its investment in the US asset-backed securities, the Group provided for a net charge of HK$2,149 million of impairment allowances for our US asset-backed securities

in the investment portfolio. This factor inevitably eroded our net profit for this period.

Return on average total assets (ROA) and return on average shareholders' funds (ROE) were 1.32% and 15.09% respectively, versus 1.57% and 17.32% respectively for the same period in 2007. ROA and ROE before impairment allowances improved by 0.05 percentage point and 1.13 percentage points respectively to 1.83% and 21.18% respectively.

Net interest income grew by 12.6% to HK$10,029 million because of a corresponding growth in interest-earning assets. The growth of interest-earning assets was primarily driven by the expansion of the Group's lending business and increased customer deposits. Net interest margin stayed flat at 2.03%, but this was after taking into consideration BOCHK's role as the local RMB clearing bank. As RMB deposits taken by the participating banks in Hong Kong recorded a substantial rise, their impact on our net interest margin became more material. Should this factor be discounted, the Group's net interest margin would have increased to 2.10%, up 3 basis points versus the same period last year.

We recorded an encouraging growth of 15.1% in loans and advances to both corporate and personal customers. Corporate loans increased by 19.1% while residential mortgage loans were up 9.0%. Other consumer lending, including personal loans, also recorded double-digit growth. We have remained the market leader in loan syndication and residential property mortgage. More importantly, benefiting from our enhanced business platform and extensive branch network, we have continued to grow the high-margin loan segments. Trade finance surged by a strong 30.5%. SME loans increased by 16.1%. Loans extended through our Mainland operation increased by 17.2%. The Group's loan-to-deposit ratio was up by 6.15 percentage points during the interim period to 57.81% as the growth of loans outpaced that of deposits.

Despite the sluggish market environment, we continued to pursue the growth of fee-based income with success. The Group's net fees and commission income increased by 10.1% year-on-year to HK$2,899 million. Fee income from our loan business more than doubled to HK$263 million as our loan portfolio expanded substantially during the period under review. Fee income from our card business, RMB-related business, currency exchange, trust services and bills service all grew strongly. The inception of our custody business and the Group's appointment as the BOC Group's Asia-Pacific Syndicated Loan Centre earlier this year also contributed to the growth of our fee income.

After an exceptionally bullish 2007, stock trading fee income experienced a decline of 2.6% versus the first half of 2007 and 42.4% versus the second half of 2007 as the investment market was prevailed over by widespread pessimistic sentiments. At the same time, income from sales of funds plunged by 54.1% as business volume contracted. However, we still managed to grow our fee income from the distribution of bonds by a phenomenal 238.5% year-on-year.

We recorded very impressive growth in our net trading income, which surged by 196.6% year-on-year to HK$1,237 million mainly because of the nearly 5-fold increase in net trading income from foreign exchange and related products. This phenomenal growth was attributable to the increase in business volume as well as the reduction of marked-to-market loss of foreign exchange swap contracts.

Through product innovation and effective marketing, net insurance premium income grew strongly by 53.5% to HK$4,501 million. The growth of premium income from single-premium products was particularly impressive.

On the expenditure front, we have continued to manage our operating costs prudently and maintained our cost-to-income ratio at an optimal level. During the period under review, total operating expenses went up by 19.6% to HK$4,088 million. This increase was caused mainly by pay rise as well as the addition of manpower needed for business growth and development in both our local and Mainland operations. Other contributing factors were

increases in operating expenses for business expansion and higher depreciation arising from our continued investment in infrastructure and equipment for service enhancement. However, the Group's cost-to-income ratio still stood at the low level of 29.12% during the interim period.

As at end-June 2008, the Group's total assets reached HK$1,127.2 billion, up 7.6% year-on-year and 5.6% versus end-December 2007. With rigorous risk management and effective internal control, our asset quality remained excellent. The Group's classified or impaired loan ratio at end-June 2008 was 0.34%, down from 0.44% as at end-2007.

Our capital and liquidity positions remained strong. Consolidated capital adequacy ratio as at end-June 2008 was 13.87%, up from 13.08% as at end-2007, owing to the enlargement of our total capital base, which grew by 13.0% after a subordinated loan of Euro 660 million granted by BOC in June 2008. The Group's average liquidity ratio remained healthy at 42.47%, compared to 50.08% in the first half of 2007. The drop was caused mainly by the decline in average liquefiable assets, due to decreased marketable debt securities, and the increase in average qualifying liabilities as a result of the growth of deposits from customers.

Business Review

Our business performance in the first six months speaks for the strength of the Group's current business model and reinforced business platform in driving growth at a steady pace even in a less favourable market environment.

Personal banking

The performance of the Group's Personal Banking business was mixed in the interim period. It registered a drop of 5.0% in its operating income in the first half of this year after an exceptionally strong 2007. Net interest income decreased by 13.3% to HK$3,330 million mainly due to narrower deposit spread. Other operating income, however, increased by 8.6% to HK$2,532 million. Although income from stock brokerage and sales of funds declined in a gloomy market, the Group's net fees and commission income rose by 5.1% because of the growth in the sales of bonds, RMB-related business, card business and currency exchange business. Foreign exchange income, in particular, surged significantly because of a robust growth in business volume. Profit before taxation decreased by 16.2% to HK$2,965 million.

Despite fierce competition in the market, we have maintained the growth of our residential mortgage business, which increased by 9.0% in the interim period with the introduction of a number of innovative mortgage products. Meanwhile, four new Mortgage Advice Centres have been set up in selected locations to support business growth by offering professional consultancy. All these efforts ensured that we outperformed the industry in the underwriting of new mortgages and maintained our lead in the market. As a result, the Group received due recognition from the market for its outstanding mortgage service.

Although the stock-related agency business was adversely affected by the stock market's virtual slump, we managed to maintain the growth of fee income through product innovation and business platform enhancement. In fact, we have been able to expand and reinforce our bond and life insurance agency businesses considerably in the past few months. The Group continued to expand its range of structured products and at the same time enhanced its private placement services, leading to a remarkable growth in the sales of structured notes by 200.2%.

The Group's insurance agency business witnessed robust growth in the first six months this year. Supported by product innovation, strengthened marketing, upgraded service quality and enhanced operational efficiency, the sales of life insurance products and related commission income rose by 64.7% and 70.0% respectively versus the same period last year.

The Group has been proactive in driving the growth of its wealth management business. Competitive marketing campaigns and incentive programmes were staged to grow its high net-worth customer base. As a result, the number of wealth management customers grew by a hefty 14.4% in the first half of the year.

The expansion of the Group's credit card business was on track as private consumption remained active in Hong Kong. Card issuance grew by 5.4% while cardholder

spending and merchant acquiring volume increased by 17.2% and 23.2% respectively. Such encouraging performance of our card business was the fruit of our credit card unit's creative product development and marketing efforts to seize business opportunities arising from the Beijing Olympics and other avenues. Concurrently, our card business in the Mainland continued to grow through product enhancement. We also benefited from the support available from BOC Services Company Limited, a joint-venture formed between BOC-CC and BOC in November 2007.

We have remained the market leader in the RMB-related banking business in Hong Kong. New services were launched in the interim period to cater to the rapid growth in demand for RMB deposits, which more than doubled during these six months and we have continued to enjoy the largest market share in RMB deposit-taking. Our RMB credit card also recorded solid growth with card issuance increasing by 22.4% from end-2007 while cardholder spending and merchant acquiring volume surging by 66.0% and 73.2% respectively year-on-year.

We have further enhanced our e-banking channels, particularly those serving investment functions, to support business growth. In the first six months of this year, the number of e-banking customers grew by 6.2% while stock trading transactions carried out through e-banking accounted for 77.5% of the total transaction.

Corporate Banking

The Group's Corporate Banking business recorded a solid growth of 11.9% to HK$4,104 million in operating income in the first half of 2008. Operating profit before impairment increased by 9.3% to HK$3,023 million. Profit before taxation stood at HK$2,963 million due to the reduction in loan recoveries and the increase in loan impairment allowances.

Net interest income increased by 6.0% to HK$2,972 million versus the same period last year. This was attributable mainly to the strong growth in loans and advances, although deposit spread narrowed with the decline in interest rates. In view of the worsening of the market condition, we have adjusted our loan pricing strategy accordingly. Other operating income rose by 31.2% to HK$1,132 million, thanks to the strong growth in fee income from the lending business and bills business.

We continued to drive the growth of our loan syndication business during this period and maintained our leading position in the Hong Kong-Macau and the Mainland-Hong Kong-Macau markets respectively. Having been appointed as the BOC Group's Asia-Pacific Syndicated Loan Centre in January this year, we have been in a better position to explore and capture cross-border as well as regional business opportunities, which contributed to the rise in loan fee income so far this year.

We also succeeded in further growing the high-margin segments. Through service enhancement and product innovation, we grew our loans to SME customers by a very solid 16.1% compared to end-2007. We also received awards from the SME sector and the media respectively for our quality services to SMEs. At the same time, by making stronger effort in marketing and improving our operational efficiency, we expanded our trade finance business substantially with the outstanding balance up by 30.5% from end-2007. The volume of trade bills settlement went up by 44% year-on-year.

In the first half of 2008, we strengthened our cash management business through product refinement and innovation and continued to tailor-make cross-border cash management projects for Mainland enterprises seeking global expansion. Meanwhile, by actively exploring business opportunities both local and overseas, our newly established custody business has been making encouraging progress. For example, in the first half of this year, we became the custodian for a local investment fund as well as the foreign custodian for a major joint-venture investment bank for its first QDII product. We also successfully implemented several QDII mandates.

Mainland Business

The Group's Mainland operation continued to record strong business growth and development under the dualistic model. Total operating income increased by a healthy 15.4% to HK$405 million, which was driven by the growth in net interest income and net fees and commission income. Operating profit before impairment allowances fell by 7.6% primarily due to the foreign

exchange loss arising from the revaluation of Nanyang (China)'s HKD capital funds against the appreciated RMB during the period under review. Should this loss be excluded, operating profit before impairment allowances would have increased by 40.3%.

Our lending business in the Mainland registered sturdy growth in the first six months. Total advances to customers increased by 17.2% to the equivalent of HK$35.1 billion, of which RMB loans surged by 26.0%. Loan quality remained excellent, with the classified loan ratio standing at 0.78%. Customer deposits rose sharply by 119.7% to HK$12.7 billion.

Nanyang (China) obtained the official approval in July this year to operate RMB retail banking business in the Mainland. Approval has already been given for the opening of four new branches and sub-branches, of which one has been opened and the remaining three will follow in the coming months. In the interim period, we also rolled out new products systematically to spur the growth of our wealth management business in China while enhancing our cross-border services.

It should be noted that our cooperation with our parent, the BOC Group, has been making significant progress. To capture emerging market opportunities for mutual benefits, we worked closely with BOC on all major business fronts in product development, customer referral, establishment of joint service platform, market exploitation, as well as back-office support. Apart from the aforementioned positive results arising from our appointment as the principal bank for BOC Group's Asia-Pacific Syndicated Loan Centre, we have also been making headway in the development of wealth management and offshore banking services for Mainland customers, and the expansion of our credit card services. With the advantage of BOC's Asia-Pacific network, we have been able to extend the distribution of the Group's products in the region.

Treasury

The Group's Treasury business recorded a very strong growth in operating income of 75.4% year-on-year to HK$4,389 million. Operating profit before impairment allowances grew by an equally strong 76.4% to HK3,958 million. Profit before taxation fell by 19.4% primarily because of a net charge of HK$2,149 million of impairment allowances on the investment in US asset-backed securities.

Riding on its growth momentum and business development capabilities built up recently, the Group's Treasury unit continued to diversify its investment portfolio and strengthen its portfolio management this year, thus improving the return on investment in spite of the deteriorating operating environment. We also took advantage of our enhanced product development capabilities by offering a more diverse range of treasury products to satisfy customers' investment needs. In collaboration with Corporate Banking, currency-linked structured deposits were made available to corporate customers, thus boosting the sales of structured products substantially. Our own brand of equity-linked investment products was launched in January 2008.

Insurance

The growth momentum of the Group's insurance segment has remained strong so far this year. Operating income was up 25.3% to HK$3,493 million due to the hefty rise of 55.5% in net interest income and 21.1% growth in other operating income, of which net insurance premium income surged by 53.4%. On the other hand, net insurance benefits and claims went up substantially by 36.9% as a result of generation of new business. Owing to that and the 43.8% increase in operating expenses, a loss before taxation of HK$178 million was recorded in the period under review.

The strong sales growth of the Group's insurance business was driven primarily by product innovation and an enhanced service platform. A series of single-premium products and a more diverse range of regular-pay products were rolled out in the first half of this year. Such product innovation efforts were supported by a series of marketing initiatives with impressive results. At the same time, the Group's and BOC Life's sales and distribution platform has been substantially reinforced after a team of insurance specialists was set up and stationed at the branches. We have also continued to enhance the BOC Life brand through promotional and incentive programmes.

Outlook

Looking ahead, as increasing uncertainty looms over the US economy and the global financial market while competition and inflationary pressure intensify, we would expect the operating environment to remain challenging in the foreseeable future for the banking sector. There are already signs that the local economy is slowing down after sustaining a long period of robust growth, which might affect investment and demand. Moreover, the movement of interest rates, is likely to be volatile in the coming months.

Under such an environment, it will be important for us to adopt a more prudent approach in our business development and investment strategies. We will also exercise more rigorous risk management and control, especially in ensuring that our loan quality is healthy. At the same time, cost management remains one of our top priorities in running our business.

We will continue to ride on the Group's solid foundations and strive to grow our businesses. We will strengthen our product innovation capabilities and expand our service/ product offerings to meet customers' diverse needs in the prevailing investment climate. Concurrently we will make the most of our customer relationship platform and reinforced distribution channels to drive sales.

The development of wealth management remains one of our priorities. By growing our high net-worth client base and enhancing our services, we will further expand our wealth management business in both Hong Kong and the Mainland. We will exploit the growth potential of different groups of customers through segmentation and cross-selling efforts. For instance, we have recently launched the new i-Free Integrated Account Service to offer comprehensive banking services and investment solutions to a wide spectrum of customers.

On the back of the good performance of the Corporate Banking unit in the first six months, we will drive further growth by enhancing our service to satisfy the diverse banking and financial needs of large- and medium-sized corporate customers under a "total solution" approach. We will also take advantage of our unique position to collaborate with our parent BOC to offer comprehensive services to corporate customers across the border and in the Asia-Pacific region.

In response to the changes in the market, we will enrich our portfolio of treasury products to create new demand and growth. Our progress in building the custody business and expanding our cash management service has convinced us that we are moving in the right direction. We will double our effort in growing these businesses and continue to explore other new growth areas.

In the Mainland, we will deepen our market presence by exploiting to the full the growth potential arising from our dualistic business model. Nanyang (China)'s RMB retail banking business in the Mainland is scheduled for commencement later this year. To support its long-term development, we are expanding our Mainland branch network. We will also drive the growth of our lending business and enhance our cross-border services.

The further development of our insurance will remain a key focus. We will drive the growth of sales and market share through product innovation, service enhancement and manpower development.

We will continue to optimise our distribution channels to ensure their operational efficiency and productivity can reach higher standards. We will also reinforce and expand the automated channels, including ATMs and internet banking, to cater to customers' needs and support business growth.

In concluding, I wish to emphasise that, regardless of the challenges that lie ahead in the foreseeable future, I am confident that we can count on the Group's inherent strengths and capabilities, the guidance of the Board of Directors as well as the ongoing support of our shareholders, customers and staff to move forward at a steady pace.



HE Guangbei
Vice Chairman & Chief Executive

Hong Kong, 28 August 2008

The following sections provide metrics and analytics of the Group's performance, financial position, and risk management. These should be read in conjunction with the interim financial information included in this Interim Report.

CONSOLIDATED FINANCIAL REVIEW

In the first six months of 2008, the Group made good progress in executing its strategies and achieved solid growth in its core earnings in a challenging environment. Driven by the growth in net interest income, net fees and commission income as well as net trading income, operating profit before impairment allowances increased by HK$1,309 million, or 15.1%, year-on-year to HK$9,951 million. However, owing to an impairment charge on securities investments and a net charge of loan impairment allowances, the Group's profit attributable to shareholders decreased by HK$378 million, or 5.1%, to HK$7,088 million. Earnings per share were HK$0.6704, down HK$0.0358. Return on average total assets ("ROA") and return on average shareholders' funds ("ROE") were 1.32% and 15.09% respectively. ROA and ROE before impairment allowances improved by 0.05 percentage point and 1.13 percentage points to 1.83% and 21.18% respectively.

Financial Highlights

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Operating income	**14,039**	15,194	12,060
Operating expenses	**(4,088)**	(4,355)	(3,418)
Operating profit before impairment allowances	**9,951**	10,839	8,642
Net (charge)/reversal of impairment allowances	**(2,227)**	(1,614)	166
Others	**710**	674	419
Profit before taxation	**8,434**	9,899	9,227
Profit attributable to equity holders of the Company	**7,088**	7,980	7,466
Earnings per share (HK$)	**0.6704**	0.7547	0.7062
Return on average total assets	**1.32%**	1.50%	1.57%
Return on average shareholders' funds*	**15.09%**	17.68%	17.32%
Return on average total assets before impairment allowances	**1.83%**	1.98%	1.78%
Return on average shareholders' funds before impairment allowances*	**21.18%**	24.01%	20.05%
Net interest margin (NIM)	**2.03%**	2.10%	2.03%
Adjusted NIM**	**2.10%**	2.12%	2.07%
Non-interest income ratio	**28.56%**	30.95%	26.18%
Cost-to-income ratio	**29.12%**	28.66%	28.34%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

** Adjusting for the estimated impact of BOCHK's RMB clearing function.

Since December 2003, the Bank has been the clearing bank to provide RMB clearing services for banks in Hong Kong that operate RMB business. Acting as the clearing bank, the Bank deposits with the People's Bank of China ("PBOC") those RMB deposits taken in Hong Kong by the participating banks. At the same time, the Group earns an interest spread between the RMB funds taken from participating banks and those placed with the PBOC. As RMB deposits grow, the impact on the Group's average interest-earning assets and net interest margin ("NIM") becomes more material. It is, therefore, considered necessary to also provide information on NIM before incorporating the estimated impact of RMB clearing services (hereafter called "Adjusted net interest margin"). Adjusted net interest margin was 2.10% in the first half of 2008.

Analyses of the Group's financial performance and business operations are set out in the following sections.

Net Interest Income and Margin

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Interest income	**18,105**	24,572	21,484
Interest expense	**(8,076)**	(14,080)	(12,581)
Net interest income	**10,029**	10,492	8,903
Average interest-earning assets	**988,746**	992,821	883,030
Net interest spread	**1.79%**	1.68%	1.61%
Net interest margin	**2.03%**	2.10%	2.03%
Adjusting for the estimated impact of BOCHK's RMB clearing function			
Adjusted net interest margin	**2.10%**	2.12%	2.07%

Net interest income increased by HK$1,126 million or 12.6% year-on-year to HK$10,029 million. Net interest margin remained flat at 2.03% as the rise in net interest spread was offset by the decline of the contribution from net free fund due to the fall in market interest rates. The increase in RMB deposits from participating banks also contributed to the flat net interest margin. Should the estimated impact of BOCHK's RMB clearing function in Hong Kong be excluded, adjusted net interest margin, however, would have increased by 3 basis points to 2.10%.

Market interest rates in the first half of 2008 were lower than those in the same period in 2007. Compared to the first half of 2007, average one-month HIBOR fell by 226 basis points to 1.98% while average one-month LIBOR declined by 237 basis points to 2.95%. The Group's average HKD Prime rate decreased by 213 basis points year-on-year to 5.62%, thus widening the HKD Prime-to-one-month HIBOR spread (hereafter called "Prime-HIBOR spread") by 13 basis points to 3.64%.

The improvement in net interest income was mainly driven by the growth in average interest-earning assets of HK$105,716 million, or 12.0%, which was primarily driven by the increase in average customer deposits. The widening of net interest spread underpinned by improved securities spread also contributed to the growth in net interest income; however, it was held back by the decline in the contribution from net free fund. Loan spread was compressed although the average pricing of new corporate loan facilities during this period had improved with the tightened credit environment. Meanwhile, higher yielding loans, including Mainland lending, trade finance and SME loans continued to grow. Total deposit spread decreased amid lower market rates.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

	Half-year ended 30 June 2008		Half-year ended 31 December 2007		Half-year ended 30 June 2007	
ASSETS	**Average balance HK$'m**	**Average yield %**	Average balance HK$'m	Average yield %	Average balance HK$'m	Average yield %
Cash, balances and placements with banks and other financial institutions	**213,538**	**2.53**	242,913	4.15	171,408	3.80
Debt securities investments	**312,522**	**4.49**	332,810	4.99	330,010	4.84
Loans and advances to customers	**447,133**	**3.68**	400,028	5.39	363,753	5.51
Other interest-earning assets	**15,553**	**2.82**	17,070	2.90	17,859	4.53
Total interest-earning assets	**988,746**	**3.67**	992,821	4.91	883,030	4.91
Non interest-earning assets	**101,572**		100,579		87,716	
Total assets	**1,090,318**	**3.33**	1,093,400	4.46	970,746	4.46

	Half-year ended 30 June 2008		Half-year ended 31 December 2007		Half-year ended 30 June 2007	
LIABILITIES	**Average balance HK$'m**	**Average rate %**	Average balance HK$'m	Average rate %	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**70,561**	**2.04**	48,224	3.45	43,374	3.31
Current, savings and fixed deposits	**758,195**	**1.85**	787,418	3.24	696,136	3.30
Certificates of deposit issued	**1,905**	**2.81**	2,062	3.62	2,473	3.54
Other interest-bearing liabilities	**30,112**	**2.23**	27,627	2.54	26,743	3.31
Total interest-bearing liabilities	**860,773**	**1.88**	865,331	3.23	768,726	3.30
Non interest-bearing deposits	**41,542**		40,495		33,178	
Shareholders' funds* and non interest-bearing liabilities	**188,003**		187,574		168,842	
Total liabilities	**1,090,318**	**1.49**	1,093,400	2.55	970,746	2.61

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Compared to the second half of 2007, net interest income fell by HK$463 million, or 4.4%. Average interest-earning assets decreased by HK$4,075 million, or 0.4%, mainly due to the decline in funds from IPO subscription as IPO activities subsided in the first half of 2008. Net interest margin fell by 7 basis points as the increase of 11 basis points in net interest spread was offset by the decline of 18 basis points in contribution from net free funds. The increase in RMB deposits from participating banks also contributed to the decline in net interest margin. Should the estimated impact of BOCHK's RMB clearing function in Hong Kong be excluded, adjusted net interest margin would have decreased by only 2 basis points to 2.10%.

Compared to the second half of 2007, average one-month LIBOR fell by 223 basis points to 2.95% while average 1-month HIBOR decreased by 235 basis points to 1.98%. The Group's average HKD Prime rate decreased by 182 basis points, thus widening the Prime-HIBOR spread by 53 basis points. The decrease in net interest income was mainly attributable to the decline in contribution of net free funds due to fall in market interest rates. Meanwhile, securities spread improved as the funding cost declined. Higher yielding loans, including Mainland lending, trade finance and SME loans, continued to grow. Loan spread also rose as Prime-HIBOR spread widened. Total deposit spread was compressed, mainly due to the decrease in market rates outpaced the drop in the Group's average deposit rate.

Net Fees and Commission Income

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Bills commissions	**329**	315	273
Loan commissions	**263**	218	129
Investment and insurance fee income	**1,743**	2,747	1,764
Securities brokerage (Stockbroking)	**1,289**	2,236	1,324
Securities brokerage (Bonds)	**220**	146	65
Sale of funds	**157**	341	342
Life insurance*	**77**	24	33
General insurance	**55**	44	52
Trust services	**87**	87	66
Payment services	**239**	243	221
Credit cards	**578**	556	471
Account services	**146**	137	153
Guarantees	**26**	8	24
Currency exchange	**108**	111	73
RMB business	**99**	83	54
Correspondent banking	**21**	20	17
IPO-related business	**30**	62	43
Others	**121**	107	99
Fees and commission income	**3,845**	4,738	3,439
Fees and commission expenses	**(946)**	(1,096)	(807)
Net fees and commission income	**2,899**	3,642	2,632

* Fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

Net fees and commission income rose by HK$267 million or 10.1% year-on-year to HK$2,899 million. Fee income from loan business grew significantly by HK$134 million or 103.9% as a result of the enlargement of the Group's loan portfolio. This was mainly attributed to the successful implementation of the Group's new business model as well as the increase in business following the appointment of the Group as the "Asia-Pacific Syndicated Loan Centre" of the BOC Group early this year. Fees from the card business also showed satisfactory growth of HK$107 million or 22.7% as cardholder spending and merchant acquiring volume were up 17.2% and 23.2% respectively. Fee income from RMB-related business, currency exchange, trust services and bills services all recorded double-digit growth of 83.3%, 47.9%, 31.8% and 20.5% respectively. The Group's custody business also contributed to the growth in fees and commission income. The change in investment sentiments in the stock market, however, had a negative impact on the fee income from investment-related agency businesses. Stock broking fee income declined by HK$35 million or 2.6% while fee income from sale of funds decreased by HK$185 million or 54.1%. These were partly offset by the increase in fee income from the distribution of bonds by HK$155 million or 238.5%. Meanwhile, fees and commission expenses increased by HK$139 million or 17.2%, which was in line with the growth in transaction volume. Major increases in fees and commission expenses came from credit card service, RMB-related business and currency exchange.

Compared to the second half of 2007, net fees and commission income decreased by HK$743 million or 20.4% largely because of the decreases in fee income from stock broking of HK$947 million or 42.4% and sale of funds of HK$184 million or 54.0% as business volumes declined. Meanwhile, fees and commission income from loan services, general insurance, RMB-related business and card business increased by 20.6%, 25.0%, 19.3% and 4.0% respectively. Fees and commission expenses were down 13.7%, mainly due to the decrease in stock broking expenses.

Investment and Insurance Business

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Investment and insurance fee income			
Securities brokerage (Stockbroking)	**1,289**	2,236	1,324
Securities brokerage (Bonds)	**220**	146	65
Sale of funds	**157**	341	342
Life insurance*	**77**	24	33
	1,743	2,747	1,764
Insurance and investment income of BOC Life			
Net insurance premium income	**4,501**	5,493	2,933
Interest income	**538**	442	346
Net (loss)/gain on financial instruments designated at fair value through profit or loss	**(1,392)**	1,282	(389)
Others	**8**	10	5
Gross insurance and investment income of BOC Life•	**3,655**	7,227	2,895
Less: net insurance benefits and claims	**(3,602)**	(6,808)	(2,632)
	53	419	263
Total investment and insurance income	**1,796**	3,166	2,027
Of which: Life insurance fee income*	**77**	24	33
Insurance income of BOC Life•	**53**	419	263
Total life insurance income	**130**	443	296
Investment fee income	**1,666**	2,723	1,731
Total investment and insurance income	**1,796**	3,166	2,027

* Fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

• Before commission expenses.

Total investment and insurance income decreased by HK$231 million, or 11.4%, year-on-year to HK$1,796 million. Investment and insurance fee income decreased marginally by HK$21 million or 1.2% while BOC Life's insurance income was down HK$210 million, or 79.8%. The decline in investment and insurance fee income was mainly caused by lower contribution from the sales of funds and stock broking, which was, however, substantially offset by the growth in the sales of bonds and life insurance. Income from the sale of funds decreased by HK$185 million or 54.1% as the sales of open-end funds dropped by 64.8% in the sluggish market. In particular, the sales of China equity funds and certain thematic funds declined substantially as the equity market retreated in the first half of 2008. Commission from stock broking was down HK$35 million or 2.6% as retail customers, who make up the majority of the Group's customer portfolio, became less active in trading in a volatile stock market. Meanwhile, commission from the sales of bonds increased significantly by HK$155 million, or 238.5%, as the Group successfully expanded its offerings of structured products and enhanced its private placement services to meet customer needs, which boosted the sales of structured notes by a hefty 200.2%. Fee income from the Group's insurance business partner also rose strongly by HK$44 million, or 133.3% on the back of the 83.1% increase in sales volume. As for BOC Life, despite the investment loss due to the decline in market value, BOC

Life recorded robust growth in premium income as net insurance premium income rose by 53.5% while interest income grew by 55.5%. However, insurance income of BOC Life dropped by HK$210 million or 79.8% to HK$53 million, mainly due to the increase in net loss on financial instruments designated at fair value through profit or loss caused by the marked-to-market loss of its debt securities and equity investments as well as the new business strain generated. Together with the contribution of the HK$77 million fee income from the Group's insurance business partner, total life insurance income was HK$130 million, down HK$166 million or 56.1%.

Compared to the second half of 2007, total investment and insurance income decreased by HK$1,370 million, or 43.3%, mainly as a result of the decrease in investment and insurance fee income of HK$1,004 million or 36.5% as commission income from stock broking and sale of funds declined by 42.4% and 54.0% respectively. The insurance income of BOC Life was down HK$366 million or 87.4% mainly due to the marked-to-market loss of its investment portfolio in the first half of 2008 whereas a capital gain from its equity investments was recorded in the second half of 2007.

Net Trading Income

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Foreign exchange and foreign exchange products	**875**	645	155
Interest rate instruments	**206**	(162)	192
Equity instruments	**135**	111	70
Commodities	**21**	2	–
Net trading income	**1,237**	596	417

Net trading income was HK$1,237 million, up HK$820 million or 196.6% year-on-year mainly due to the surge in net trading income from foreign exchange and foreign exchange products by HK$720 million or 464.5% as marked-to-market loss on foreign exchange swap contracts* was significantly lower by HK$346 million and income from other foreign exchange activities rose by HK$477 million or 90.7%. The growth of income from other foreign exchange activities was mainly driven by the higher business volume of foreign exchange and structured deposits. The increase were partially offset by a foreign exchange loss arising from the revaluation of Nanyang Commercial Bank (China), Limited's ("Nanyang (China)") Hong Kong Dollar capital funds against the appreciated RMB during the course of approval for conversion into RMB. Net trading income from interest rate instruments rose by HK$14 million or 7.3%. Net trading income of equity instruments increased by HK$65 million or 92.9%, which was mainly attributable to the option premium income from the newly launched "Equity-Linked Investments" as well as the increase in the fair value of equity warrants issued by the Group. Net trading income from commodities increased by HK$21 million because of higher customer demand for bullion products in the then prevailing investment environment.

Compared to the second half of 2007, net trading income rose by HK$641 million or 107.6%. The increase was mainly attributable to the increase in the fair value of interest rate swap contracts and the growth in income from foreign exchange transactions and structured deposits.

* Foreign exchange swap contracts are usually used for the Group's liquidity management and funding activities. Under foreign exchange swap contracts, the Group exchanges one currency (original currency) for another (swapped currency) at the spot exchange rate (spot transaction) and commits to reverse the spot transaction by exchanging the same currency pair at a future maturity at a predetermined rate (forward transaction). In this way, surplus funds in original currency are swapped into another currency for liquidity and funding purposes without any foreign exchange risk. Under HKAS 39, the exchange difference between the spot and forward contracts is recognised as foreign exchange gain or loss (as included in "net trading income"), while the corresponding interest differential between the surplus funds in original currency and swapped currency is reflected in net interest income.

Net (Loss)/Gain on Financial Instruments Designated at Fair Value through Profit or Loss (FVTPL)

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Net (loss)/gain on financial instruments designated at FVTPL of the banking business	**(92)**	(20)	(5)
Net (loss)/gain on financial instruments designated at FVTPL of BOC Life	**(1,392)**	1,282	(389)
Net (loss)/gain on financial instruments designated at FVTPL	**(1,484)**	1,262	(394)

Net loss on financial instruments designated at fair value through profit or loss rose by HK$1,090 million or 276.6% year-on-year. This was mainly due to the increase in marked-to-market loss on both debt securities and equity investments held by BOC Life.

Compared to the net gain of HK$1,262 million recorded in the second half of 2007, net loss on financial instruments designated at fair value through profit or loss in the first half of 2008 was HK$1,484 million. The decline of HK$2,746 million was mainly due to the marked-to-market loss of debt securities investments of BOC Life recorded in the first half of 2008 whereas a capital gain from the equity investments and a marked-to-market gain of debt securities investments of BOC life were recorded in the second half of last year.

Net Insurance Premium Income

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Life and Annuity	**4,195**	4,237	2,358
Linked Long Term	**316**	1,262	578
Retirement Scheme	**–**	–	–
	4,511	5,499	2,936
Reinsurers' share of gross earned premiums	**(10)**	(6)	(3)
Net insurance premium income	**4,501**	5,493	2,933

Net insurance premium income surged by HK$1,568 million, or 53.5%, to HK$4,501 million, mainly driven by the increase in premium income from single premium products. In the first half of the year, the Group stepped up its marketing efforts by introducing a host of promotional activities and improving its multi-channel marketing platform. As a result, net insurance premium income from single and regular premium products were up 56.5% and 31.7% respectively.

Compared to the second half of 2007, net insurance premium income dropped by HK$992 million or 18.1%. The decrease was mainly attributable to the decline in premium income from investment-linked products as the market became less active in the first half of 2008. On the other hand, net insurance premium income from regular premium products was up 6.8%.

Net Insurance Benefits and Claims

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Life and Annuity	**3,601**	5,443	2,084
Linked Long Term	**1**	1,364	551
Retirement Scheme	**1**	4	(2)
	3,603	6,811	2,633
Reinsurers' share of claims, benefits and surrenders paid	**(1)**	(3)	(1)
Net insurance benefits and claims	**3,602**	6,808	2,632

Net insurance benefits and claims increased by HK$970 million, or 36.9%, to HK$3,602 million, primarily due to the growth of net insurance premium income. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

Compared to the second half of 2007, net insurance benefits and claims dropped by HK$3,206 million or 47.1%, resulting mainly from the decrease in business volume and change in market interest rates.

Operating Expenses

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Staff costs	**2,482**	2,547	2,109
Premises and equipment expenses (excluding depreciation)	**495**	541	417
Depreciation on owned fixed assets	**480**	414	373
Other operating expenses	**631**	853	519
Operating expenses	**4,088**	4,355	3,418
Cost-to-income ratio	**29.12%**	28.66%	28.34%

Total operating expenses were up HK$670 million, or 19.6%, year-on-year to HK$4,088 million, which was broadly in line with overall business growth. Staff costs rose by HK$373 million primarily due to pay rise and the recruitment of new staff for business expansion. Compared to end-June 2007, headcount measured in full-time equivalents rose by 750 to 13,616 at end-June 2008.

Premises and equipment expenses increased by HK$78 million or 18.7% mainly because of higher rental and IT costs.

Depreciation on owned fixed assets rose by HK$107 million, or 28.7%, to HK$480 million due to the increase of computer equipment as the Group continued with infrastructure improvement coupled with the appreciation of the value of bank premises.

Other operating expenses were up HK$112 million, or 21.6%, mainly due to the rise in operating expenses as business volume increased, higher business tax due to increased businesses in the Mainland as well as the rise in promotional expenses and donations.

Compared to the second half of 2007, total operating expenses fell by HK$267 million, or 6.1%, mainly due to the decline in promotional expenses and certain business expenses following the drop in business volume.

Net (Charge)/Reversal of Loan Impairment Allowances

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Net (Charge)/Reversal of loan impairment allowances			
Individual assessment			
– new allowances	**(142)**	(224)	(106)
– releases	**62**	190	109
– recoveries	**187**	971	340
Collective assessment			
– new allowances	**(199)**	(433)	(192)
– releases	**7**	–	–
– recoveries	**14**	15	15
Net (charge)/credit to Income Statement	**(71)**	519	166

In the first half of 2008, the Group recorded a net charge of loan impairment allowances of HK$71 million. Compared to a net credit of HK$166 million in the first half of 2007, the increase in net charge of loan impairment allowances was mainly due to the decline in loan recoveries and the increase in net charge of allowances (before recoveries) from individual assessment.

Net loan impairment charge from individual assessment (before recoveries) was HK$80 million, compared to the net release of HK$3 million recorded in the first half of 2007. The increase in net impairment charge (before recoveries) was caused by the increase in new allowances as they were made to cover the formation of new impaired loans and further deterioration of existing impaired accounts. Reduction of release of allowances due to significant improvement in loan quality during past years also contributed to the increase in the net impairment charge.

Net charge of collective impairment allowances (before recoveries) remained flat year-on-year at HK$192 million. New impairment allowances were made as the Group's loan portfolio further expanded.

The Group continued to make recoveries of loans that were previously written off. Total recoveries in individual and collective assessment amounted to HK$201 million, down HK$154 million compared to the first half of 2007.

Compared to a net release of loan impairment allowances recorded in the second half of last year which was mainly attributable to the recoveries of certain large accounts, the Group registered a net charge of loan impairment allowances in the first half of 2008.

Net Charge of Impairment Allowances on Securities Investments

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Held-to-maturity securities	**(962)**	(1,844)	–
Available-for-sale securities	**(1,187)**	(289)	–
Net charge of impairment allowances on securities investments	**(2,149)**	(2,133)	–

In the first half of 2008, further deterioration of the capital market had an impact on the Group's securities investment in the US and hence the related provisions. The Group carried out a comprehensive assessment on its impairment charges, taking into account the relevant criteria and other specific features of the investments, and increased its provisions accordingly. As a result, the Group recorded HK$2,149 million of net charge of impairment allowances for its portfolio of US mortgage-backed securities, which comprised HK$420 million net write-back for the US subprime mortgage-backed securities, a net charge of HK$655 million for Alt-A and HK$1,914 million for Prime residential mortgage-backed securities. For details about the composition of the Group's investment securities portfolio, and the impairment and provisioning policies on investment, please refer to Note 24, Note 1 and Note 2 to the Interim Financial Information.

Compared to the second half of 2007, net charge of impairment allowances rose by HK$16 million or 0.8%.

Property Revaluation

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Net (loss)/gain on revaluation of premises	**(8)**	12	7
Net gain on fair value adjustments on investment properties	**701**	642	414
Deferred tax	**(53)**	(84)	(59)
Net gain on fair value adjustments on investment properties, after tax	**648**	558	355

The aggregate impact of property revaluation before tax on the income statement for the first half of 2008 was HK$693 million, of which a net gain of HK$701 million came from the revaluation of investment properties, partially offset by a net loss of HK$8 million from the revaluation of premises. The related deferred tax charge on revaluation of investment properties amounted to HK$53 million. As a result, the net impact of fair value adjustments on investment properties after tax in the first half of 2008 was HK$648 million. The net gain on property revaluation was in line with the increase in property prices in the first half of 2008.

Compared to the second half of 2007, net gain from revaluation of investment properties after tax increased by HK$90 million or 16.1%.

Financial Position

HK$'m, except percentage amounts	At 30 June 2008	At 31 December 2007
Cash and balances with banks and other financial institutions	**188,452**	159,065
Placements with banks and other financial institutions maturing between one and twelve months	**50,689**	53,154
Hong Kong SAR Government certificates of indebtedness	**32,430**	32,770
Securities investments[1]	**299,979**	335,623
Advances and other accounts	**487,012**	420,234
Fixed assets and investment properties	**33,864**	31,351
Other assets[2]	**34,742**	35,440
Total assets	**1,127,168**	1,067,637
Hong Kong SAR currency notes in circulation	**32,430**	32,770
Deposits and balances of banks and other financial institutions	**81,625**	60,599
Deposits from customers	**819,110**	793,606
Debt securities in issue at amortised cost[3]	**2,756**	2,089
Insurance contract liabilities	**25,070**	22,497
Other accounts and provisions	**60,508**	61,018
Subordinated liabilities[4]	**8,150**	–
Total liabilities	**1,029,649**	972,579
Minority interests	**2,472**	2,216
Capital and reserves attributable to the equity holders of the Company	**95,047**	92,842
Total liabilities and equity	**1,127,168**	1,067,637
Loan-to-deposit ratio	**57.81%**	51.66%

1 Securities investments comprise investment in securities and financial assets at fair value through profit or loss.
2 Interests in associates, deferred tax assets and derivative financial instruments are included in other assets.
3 Debt securities in issue at amortised cost represents the notes issued under the Group's notes programme.
4 Subordinated liabilities represents the subordinated loan granted by the Group's parent bank, Bank of China Limited.

Balance Sheet Mix as at 30 June 2008 | **Balance Sheet Mix as at 31 December 2007**


HK$'m(%)
67,172 (6%)
188,452 (17%)
33,864 (3%)
50,689 (4%)
487,012 (43%)
299,979 (27%)
HK$'m(%)
68,210 (6%)
159,065 (15%)
31,351 (3%)
53,154 (5%)
420,234 (40%)
335,623 (31%)
Cash and balances with banks and other financial institutions
Placements with banks and other financial institutions maturing between one and twelve months
Securities investments
Advances and other accounts
Fixed assets and investment properties
Other assets

The Group's total assets were HK$1,127,168 million as at 30 June 2008, up HK$59,531 million or 5.6% from the end of 2007. Key changes include:

- Cash and balances with banks and other financial institutions increased by HK$29,387 million, or 18.5%, mainly due to the increase in RMB deposits from participating banks placed with the PBOC.

- Advances and other accounts increased by HK$66,778 million, or 15.9%, primarily due to the growth of advances to customers by HK$62,525 million or 15.1%.

- Securities investments decreased by HK$35,644 million or 10.6% as funds were redeployed into advances to customers. As of 30 June 2008, the Group's exposure in US subprime mortgage-backed securities dropped to HK$1.2 billion from HK$4.1 billion as of end-2007.

Advances to Customers

HK$'m, except percentage amounts	**At 30 June 2008**	**%**	At 31 December 2007	%
Loans for use in Hong Kong	**342,227**	**72.0**	305,677	74.0
Industrial, commercial and financial	**194,423**	**40.9**	168,656	40.8
Individuals	**147,804**	**31.1**	137,021	33.2
Trade finance	**31,683**	**6.7**	24,275	5.9
Loans for use outside Hong Kong	**101,677**	**21.3**	83,110	20.1
Total advances to customers	**475,587**	**100.0**	413,062	100.0

Riding on the growth momentum built up last year, total advances to customers grew strongly by HK$62,525 million or 15.1% to HK$475,587 million. The growth was broad-based, covering both corporate and individual loans, and should be attributed to the effective implementation of the Group's business strategies under its new business model. The Bank's appointment as the "Asia-Pacific Syndicated Loan Centre" of the BOC Group early this year also helped grow its syndication lending.

Loans for use in Hong Kong grew by 12.0%.

- Lending to the industrial, commercial and financial sectors increased by HK$25,767 million, or 15.3%, to HK$194,423 million, driven by the growth in loans for property investment, property development, information technology, manufacturing as well as the wholesale and retail trade.
- Residential mortgage loans (excluding those under the government-sponsored Home Ownership Scheme) was up HK$9,565 million, or 9.0%, to HK$116,148 million as a result of the Group's effective product innovation and marketing efforts.
- Card advances was down HK$95 million, or 1.6%, to HK$5,666 million.
- Other consumer lending increased by HK$1,153 million, or 10.8%, to HK$11,861 million mainly due to the growth in personal loans.

Trade finance surged by HK$7,408 million, or 30.5%, as a result of the Group's promotional efforts, improved business model together with the robust import and export trade. Meanwhile, loans for use outside Hong Kong also grew strongly by HK$18,567 million or 22.3%. The increase was mainly driven by overseas lending and loan growth of the Group's Mainland operation.

Total advances to customers by currency mix (%)


6%
18%
76%
2008.06.30
6%
16%
78%
2007.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD advances to customers accounted for 75.7% and 18.3% respectively of the total at the end of June 2008 while advances to customers in RMB and other currencies accounted for 3.6% and 2.4% respectively. The proportion of USD advances to customers rose by 2.7% while HKD advances to customers declined by 2.7%. There was no significant change in other currency mix in the first half of 2008.

Deposits from Customers

HK$'m, except percentage amounts	At 30 June 2008	%	At 31 December 2007	%
Demand deposits and current accounts	**40,907**	**5.0**	40,499	5.1
Savings deposits	**295,502**	**35.9**	286,653	35.9
Time, call and notice deposits	**482,701**	**58.7**	466,454	58.3
Total deposits from customers	**819,110**	**99.6**	793,606	99.3
Structured deposits	**3,601**	**0.4**	5,959	0.7
Adjusted total deposits from customers	**822,711**	**100.0**	799,565	100.0

Total deposits from customers increased by HK$25,504 million, or 3.2%, to HK$819,110 million. Demand deposits and current accounts rose by HK$408 million or 1.0%. Savings deposits increased by HK$8,849 million or 3.1%. Time, call and notice deposits were up HK$16,247 million or 3.5%. Structured deposits, a hybrid of retail deposit and derivatives offering a higher nominal interest rate, decreased by HK$2,358 million, or 39.6% as customers chose to switch their funds to other investment instruments under the volatile investment environment. The Group's loan-to-deposit ratio was up 6.15 percentage points to 57.81% at the end of June 2008 as total loan growth outpaced deposits growth.

Adjusted total deposits from customers by currency mix (%)


16%
60%
24%
2008.06.30
10%
21%
69%
2007.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD deposits accounted for 60.3% and 23.8% respectively at the end of June 2008, while deposits in RMB and other currencies accounted for 5.1% and 10.8% respectively. The proportion of HKD deposits dropped by 8.8 percentage points while that of RMB and other currency deposits rose by 2.9 percentage points and 3.1 percentage points respectively from the end of 2007, reflecting customers' preferences for shifting their funds into RMB deposits in anticipation of the appreciation in the value of RMB and into other foreign currency deposits for higher returns. The proportion of USD deposits also rose by 2.8%. The Group's HKD loan-to-deposit ratio was 72.6%, up from 58.7% at end-2007 as HKD loans increased while HKD deposits decreased.

Loan Quality

HK$'m, except percentage amounts	**At 30 June 2008**	At 31 December 2007
Advances to customers	**475,587**	413,062
Classified or impaired loan ratio&	**0.34%**	0.44%
Impairment allowances	**1,524**	1,385
Regulatory reserve for general banking risks	**4,620**	4,130
Total allowances and regulatory reserve	**6,144**	5,515
Total allowances as a percentage of advances to customers	**0.32%**	0.34%
Total allowances and regulatory reserve as a percentage of advances to customers	**1.29%**	1.34%
Impairment allowances on classified or impaired loan ratio##	**27.50%**	22.52%
Residential mortgage loans* – delinquency and rescheduled loan ratio**	**0.08%**	0.15%
Card advances – delinquency ratio**#	**0.30%**	0.28%

	Half-year ended 30 June 2008	Half-year ended 30 June 2007
Card advances – charge-off ratio#	**2.14%**	2.59%

& Classified or impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired. Repossessed assets are initially recognised at the lower of their fair value less costs to sell or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Excluding Great Wall cards and computed according to the HKMA's definition.

\## Including impairment allowances on loans classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

The Group's loan quality continued to improve with the classified or impaired loan ratio falling to a historical low of 0.34%, against 0.44% at end-2007. Classified loans decreased by approximately HK$0.2 billion or 10.8% to HK$1.6 billion. New classified loans remained at a low level, representing less than 0.1% of total loans outstanding.

Total impairment allowances, including both individual assessment and collective assessment, amounted to HK$1,524 million. Impairment allowances on classified or impaired loan ratio were 27.50%. The Group's regulatory reserve rose by HK$490 million to HK$4,620 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve with the combined delinquency and rescheduled loan ratio falling by 0.07 percentage point to 0.08% at the end of June 2008. The quality of card advances remained sound, with the charge-off ratio standing at 2.14% in the first half of 2008. Both ratios were well below the market average.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 30 June 2008**	At 31 December 2007
Core capital	**67,155**	67,145
Deductions	**(274)**	(483)
Core capital after deductions	**66,881**	66,662
Supplementary capital	**14,032**	5,161
Deductions	**(274)**	(483)
Supplementary capital after deductions	**13,758**	4,678
Total capital base after deductions	**80,639**	71,340
Risk-weighted assets		
Credit risk	**547,432**	510,970
Market risk	**6,299**	7,998
Operational risk	**42,631**	39,139
Deductions	**(15,085)**	(12,875)
Total risk-weighted assets	**581,277**	545,232
Capital adequacy ratios (banking group level)		
Core capital ratio	**11.51%**	12.23%
Capital adequacy ratio	**13.87%**	13.08%

	Half-year ended 30 June 2008	Half-year ended 30 June 2007
Average liquidity ratio	**42.47%**	50.08%

In accordance with the Banking (Capital) Rules effective from 1 January 2007, the Group adopted the Standardised Approach in calculating capital adequacy ratios.

Consolidated capital adequacy ratio of the banking group at 30 June 2008 was 13.87%, up 0.79 percentage point from end-2007 due to the increase in total capital base. Total capital base rose by 13.0% to HK$80,639 million mainly due to a subordinated loan of EURO 660 million (approximately HK$8.15 billion) obtained by the Group from its parent bank, Bank of China Limited, on 27 June 2008. This subordinated loan meets the conditions laid down in the Banking (Capital) Rules and has been included as supplementary capital for the purpose of determining the capital base of the banking group. Meanwhile, risk-weighted assets rose by 6.6% to HK$581,277 million, mainly driven by significant growth in advances to customers.

Average liquidity ratio remained strong at 42.47%, versus 50.08% in the first half of 2007. The fall in average liquidity ratio was caused by the decline of average liquefiable assets with decreased marketable debt securities, coupled with the growth of average qualifying liabilities resulting from the increase in customer deposits.

BUSINESS REVIEW

This section covers the review of the Group's business lines together with their respective financial results.

Personal Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Restated Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**3,330**	3,841	-13.3%
Other operating income	**2,532**	2,332	+8.6%
Operating income	**5,862**	6,173	-5.0%
Operating expenses	**(2,879)**	(2,581)	+11.5%
Operating profit before impairment allowances	**2,983**	3,592	-17.0%
Net charge of loan impairment allowances	**(14)**	(54)	-74.1%
Others	**(4)**	–	N/A
Profit before taxation	**2,965**	3,538	-16.2%

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**165,005**	162,634	+1.5%
Segment liabilities	**524,774**	545,397	-3.8%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

Personal Banking recorded a profit before taxation of HK$2,965 million in the first half of 2008. Operating profit before impairment allowances declined by 17.0% to HK$2,983 million because of lower net interest income and increased operating expenses, which was partly offset by the increase in other operating income.

Net interest income fell by 13.3% to HK$3,330 million, mainly due to narrower deposit spread as average market interest rates were lower. Other operating income rose by 8.6% to HK$2,532 million. Net fees and commission income increased by 5.1%, primarily attributable to the growth of income from the sales of bonds and structured products, RMB-related business, card business and currency exchange. Commission income from both stock broking and sale of funds dropped. However, income from foreign exchange activities grew strongly as business volume increased.

Operating expenses rose by 11.5% to HK$2,879 million mainly because of higher staff costs after headcount increase and pay rise. Higher promotional expenses and IT costs also contributed to the increase in operating expenses.

Net charge of loan impairment allowances fell by 74.1% to HK$14 million. This reflects an improvement in asset quality due to lower bad debt migration rate and rise in collateral values as well as an increase in recoveries.

Advances and other accounts, including mortgage loans and card advances, increased by 7.8% to HK$153,205 million. Customer deposits fell by 2.3% to HK$501,081 million as customers switched their funds to other higher yielding investments under the low interest rate environment.

Ensuring growth and market recognition in residential property mortgage

In spite of fierce market competition, the Group grew its residential mortgage business by 9.0% through effective marketing and the introduction of a number of new mortgage products such as "8 Privilege Offers for the 2008 Olympics Mortgage Scheme" and "Olympic Decathlon Mortgage Scheme". The Group also set up four new Mortgage Advice Centres in selected areas to provide professional consultancy services to customers. All these innovative efforts, together with the Group's intrinsic strengths and track record, ensured that the Group could maintain its leading position in the residential mortgage market with the underwriting of new mortgages increasing by 65.4% year-on-year, outperforming the market average of 61.7%. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio fell further to 0.08%. In recognition of its outstanding mortgage services, the Group was awarded the "*Sing Tao* Excellent Services Brand Award 2007 – Mortgage and Loan Services" and the "*Capital Weekly* Service Awards 2008 – Mortgage" by *Sing Tao Daily* and *Capital Weekly* respectively.

Maintaining the competitiveness of investment and insurance businesses

In the first half of 2008, given the increasing concern over the global credit crisis and loss of confidence in the investment environment, stock markets throughout the world experienced a slump in general. Naturally, this had an adverse impact on the Group's investment-related agency businesses. Nevertheless, the Group made good progress in product innovation and further enhanced its business platform to meet customers' needs. Moreover, the Group expanded its bond and life insurance agency businesses considerably during the period. The Group continued to promote its stock brokerage business and improve its trading platforms and services such as the "Closing Auction Session for Securities Trading" and "Online Securities Margin Trading" services. In anticipation of a more volatile market in 2008, the Group launched the "Balanced Investment Funds Series" (the "Series") in December 2007 to raise customers' awareness of portfolio risk management while offering a wide array of investment products. As a result, the total number of funds available for selection in the Series increased and its contribution to the total fund sales significantly improved. The Group continued to expand its range of structured products and enhance its private placement services, leading to a strong growth of 200.2% in the sales of structured notes.

Regarding the life insurance agency business, with effective marketing, extensive staff training, optimised operation procedures and product innovation, the sales of life insurance products and related commission income surged by 64.7% and 70.0% respectively year-on-year*. In terms of product innovation, the Group introduced a range of tailor-made products such as the "Fortuitous Saving Protection Plan" and "Pleasure 5-Year Saving Protection Plan" during the period to meet the diverse needs of customers.

To cope with customer's demand for all-encompassing protection products, the Group pioneered a first-of-its-kind bundled protection product in the market known as the "BOC Family Comprehensive Protection Plan". This product offers customers with extensive protection covering home content, annual travel, personal accident, golfer and domestic helper. Not surprisingly, customers' feedback on this product has been highly positive.

Continuous expansion of high net worth customer base

The Group is committed to providing premium services to its high net worth customers. In the first half of 2008, the Group enhanced its private placement service which helped boost the sales volume of structured notes by 200.2%. To expand its high net worth customer base, the Group launched marketing campaigns such as the "Olympic Five Rings Rewards", offering a range of exclusive privileges on designated transactions in foreign currency fixed deposits, RMB services, fund subscription and securities trading. The Group also introduced the "Customer-Get-Customer Programme" by rewarding existing wealth management customers with privileges for new customers referred. As at the end of June 2008, the total number of wealth management customers** grew by 14.4% versus end-2007. Meanwhile, assets of wealth management customers maintained with the Group declined by 1.8% amidst a volatile stock market.

* Before inter-segment elimination

** Including wealth management VIP and wealth management Prime customers

Steady growth of credit card business

The Group's card business continued to expand due to active private consumption with the number of cards in issue increasing by 5.4% from the end of last year. At the same time, cardholder spending volume and merchant acquiring volume registered growths of 17.2% and 23.2% respectively.

To grasp business opportunities arising from the 2008 Beijing Olympics, the Group issued the "VISA BOC Olympic Games Platinum Card" in May 2008. In the same month, a new co-branded card, "BOC Esso MasterCard", was launched providing exclusive privileges to cardholders. These new cards not only enriched the Group's product range but also enhanced its product differentiation among the competitors. Meanwhile, the Group's card business in the Mainland continued to grow and the "EMV Titanium Card" was introduced during the period. The Group has also been benefiting from the bank card-related service and support in the Mainland market made available by BOC Services Company, Limited, a joint venture formed between BOC Credit Card (International) Ltd. and BOC in November 2007.

Growing and leading RMB banking business in Hong Kong

The Group has maintained its leading position in RMB banking business in Hong Kong. To satisfy the surge in demand for RMB deposits in the first half of 2008, the Group launched "RMB Exchange Express" to provide customers with a more convenient service in their RMB exchange transactions. At the same time, the Group launched the "RMB Remittance Express" service in April 2008, providing customers with RMB remittance service to bank accounts in the Mainland with preferential handling charges. The Group has continued to enjoy the largest market share in its local RMB deposits-taking business with the amount of deposits more than doubled in the first half of 2008. In respect of the RMB credit card business, the Group has also maintained its leading position as the number of RMB credit cards issued grew by 22.4% from the end of 2007 while the RMB card acquiring volume and RMB cardholder spending volume surged by 73.2% and 66.0% respectively year-on-year. At the end of June 2008, the number of ATMs providing RMB withdrawal service reached 326. Taking advantage of the Group's leading position in RMB business, the total number of RMB withdrawals in our ATM network in the first half of 2008 recorded a significant increase of 81.5% compared with the same period of 2007.

Channel rationalisation and e-channel development

The Group continued to optimise its distribution channels. In the first half of 2008, the Group opened 1 new branch, renovated 12 existing branches and added 6 Wealth Management Centres and 4 Mortgage Advice Centres to its network in Hong Kong. As at the end of June 2008, the Group's service network in Hong Kong comprised of 289 branches.

Customers' satisfaction regarding the Group's service quality is of utmost importance to the Group. In the first half of 2008, the Group launched a comprehensive transaction survey programme in branches for obtaining customers' feedback on the Group's service improvement programmes. At the same time, the Group continued to enhance its e-banking channels, especially for investment functions, in order to strengthen its competitive edge in providing internet investment services. In the first half of 2008, the number of e-banking customers increased by 6.2% and the stock trading transactions carried out through e-channels accounted for 77.5% of total number of transaction.

Corporate Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Restated Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**2,972**	2,803	+6.0%
Other operating income	**1,132**	863	+31.2%
Operating income	**4,104**	3,666	+11.9%
Operating expenses	**(1,081)**	(899)	+20.2%
Operating profit before impairment allowances	**3,023**	2,767	+9.3%
Net (charge)/release of loan impairment allowances	**(57)**	220	N/A
Others	**(3)**	–	N/A
Profit before taxation	**2,963**	2,987	-0.8%

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**339,456**	281,680	+20.5%
Segment liabilities	**324,447**	284,353	+14.1%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

Corporate Banking achieved good results in the first half of 2008. Operating income increased by 11.9% to HK$4,104 million, which was driven by the growth in both net interest income and other operating income. After accounting for the 20.2% increase in operating expenses, operating profit before impairment allowances rose by 9.3% to HK$3,023 million. Profit before taxation fell by 0.8% to HK$2,963 million, mainly due to the decline in loan recoveries and increase in loan impairment allowances.

Net interest income increased by 6.0% to HK$2,972 million mainly due to the growth in loans and advances, which was partly offset by narrower deposit spread as average market interest rates dropped. Other operating income rose by 31.2% to HK$1,132 million, thanks to the growth in fees income from loan and bills services.

Operating expenses were up 20.2% to HK$1,081 million, mainly due to higher staff costs after headcount increase and pay rise. Higher business tax for increased Mainland business and depreciation charges on computer equipment also contributed to the increase in operating expenses.

Net charge of loan impairment allowances was HK$57 million, compared to the net release of HK$220 million in the first half of 2007. The net charge reflected the reduction of loan recoveries and the increase in the loan impairment allowances made to cover the formation of new impaired loans and further deterioration of existing impaired accounts. In view of the unfavorable outlook of the macro economics and signs of deterioration of the US economy, precautionary measures have been implemented such as by tightening up the underwriting standards of credit approval and the monitoring of SME loans, revising the lending and pricing strategies on new credits of the segments concerned.

Advances and other accounts increased significantly by 20.3% to HK$337,568 million. Customer deposits grew by 13.9% to HK$320,692 million.

Spearheading the growth of loan syndication

The Group has maintained its leading position in loan syndication. According to *Basis Point*, the Group remained the top mandated arranger in the markets of syndicated loans for both Hong Kong-Macau and the Mainland-Hong Kong-Macau in the first half of 2008. In January 2008, the Group was appointed as the "Asia-Pacific Syndicated Loan Centre" of the BOC Group with the responsibilities of initiating, coordinating and managing the syndicated loan business in the Asia-Pacific region. This appointment not only signifies the recognition of the Group's expertise and extensive experience in the syndicated loan market, but also helps it in exploring cross-border business opportunities in the wider region. It helps boost the Group's loan fee income as well as its syndicated lending. The Group established the first phase of the "Loan Syndication Information Management System" in the first half of 2008. This new system links up similar networks of the BOC Group's major branches, thus optimising the sharing of supporting information among group members and enhancing overall operational efficiency.

Making good progress in expanding SME business

The high-yielding SME business remains one of the Group's strategic focuses. In the first half of 2008, loans to the SME segment recorded a solid growth. The Group further strengthened its relationship with SME customers by launching a number of thematic marketing programmes and sponsoring a series of marketing activities. At the same time, the Group continued to enhance its product offerings and refine its products. In January 2008, the Group and the Hong Kong Productivity Council jointly launched the "Green Equipment Financing Scheme", a preferential lending package for corporate customers to acquire environment-friendly equipment. In addition, the Group introduced the "Corporate Privilege" services at selected branches to tailor-make services for targeted customers. These initiatives helped sustain the growth momentum of the SME business and resulted in a double-digit growth of SME loans in the first half of 2008. In recognition of its success in the SME business, the Group was awarded the "SME's Best Partner Award 2008" by the Hong Kong Chamber of Small and Medium Business Limited and the "*Capital Weekly* Service Awards 2008 – SME Banking" by *Capital Weekly* during the period.

Solid growth of trade finance

The Group continued to step up its marketing efforts to stimulate the growth of the trade finance business. In the first half of 2008, the Group repositioned part of its operations to further improve its operational efficiency. In addition, the Group initiated the "Trade Facilities Reform Programme" in March 2008 to streamline the credit approval process and raise the utilisation rate of credit limit. With these initiatives, the outstanding balance of trade finance grew strongly by 30.5% compared to end-2007. The volume of trade bills settlement likewise grew significantly by 44% year-on-year.

Robust expansion of cash management

In the first half of 2008, the Group continued to design and consolidate cross-border cash management projects for large Mainland enterprises seeking global expansion. At the same time, the Group strove to maintain its competitive edge in the local cash management business by making continuous refinement on existing products such as "Integrated Receivables and Payment Solutions" and developing new products to meet the diverse needs of customers. Through effective marketing campaigns, the number of CBS Online customers increased by 23.0% while that of BOC Wealth Master customers grew by 6.6%.

Vigorous development of custody services

Custody business continued to grow in the first half of 2008. The Group has been actively exploring business opportunities in both local and overseas markets. During the period, the Group succeeded in becoming the custodian for a locally listed investment fund. In January 2008, the Group was appointed by one of the largest joint venture investment banks in the Mainland as the foreign custodian for its first QDII product, which was also the first broker-type QDII ever approved in the Mainland. The Group also successfully implemented several QDII mandates in the first half of 2008. At the end of June 2008, total assets under custody was HK$295 billion.

Mainland Business

Strong growth of Mainland business

Mainland business continued to be one of the high-growth segments of the Group. Following the implementation of a dualistic approach in the Mainland business with the local incorporation of Nanyang (China) in December last year, the Group's Mainland operation made good progress in business development. Total advances to customers grew by 17.2% to HK$35.1 billion, with RMB loans surging by 26.0%. Customer deposits increased by 119.7% to HK$12.7 billion. Total operating income recorded a satisfactory year-on-year growth of 15.4%, driven by strong growth in both net interest income and net fees and commission income which was, however, partially offset by the foreign exchange loss arising from the revaluation of Nanyang (China)'s Hong Kong Dollar capital funds against the appreciated RMB. Operating profit before impairment allowances fell by 7.6% year-on-year. Should the estimated impact of the exchange revaluation of the Mainland operation's capital funds be excluded*, operating profit before impairment allowances would have increased by 40.3%. Loan quality remained sound, with the classified loan ratio standing at 0.78%, an increase of 0.10 percentage point from end-2007 mainly due to the downgrade of an individual account.

By the end of June 2008, the Group's network in the Mainland consisted of 15 branches and sub-branches (including those of Nanyang (China)). 13 branches and sub-branches had already been permitted to conduct RMB business**. On 24 July 2008, the head office of Nanyang (China) was approved to start its domestic retail RMB business. In the first half of 2008, the China Banking Regulatory Commission ("CBRC") had approved Nanyang (China)'s application to establish its Hangzhou branch, Nanning branch and Shanghai Xuhui sub-branch, while Guangzhou Panyu sub-branch commenced business on 23 July 2008. Meanwhile, the Group has launched a series of structured products as well as QDII products to expand its wealth management business in the Mainland and at the same time to enhance its cross-border financial services to better serve both personal and corporate customers.

* The estimated impact of the exchange revaluation of the Mainland operation's capital funds included the exchange revaluation loss of Nanyang (China)'s HKD capital funds and the revaluation gain of the RMB operating funds of the Group's other mainland branches.

** Except for Mainland residents

Treasury

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Restated Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**3,456**	2,451	+41.0%
Other operating income	**933**	51	+1,729.4%
Operating income	**4,389**	2,502	+75.4%
Operating expenses	**(431)**	(258)	+67.1%
Operating profit before impairment allowances	**3,958**	2,244	+76.4%
Net charge of impairment allowances on securities investments	**(2,149)**	-	N/A
Profit before taxation	**1,809**	2,244	-19.4%

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**563,506**	566,661	-0.6%
Segment liabilities	**154,217**	116,095	+32.8%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

The Treasury segment grew its operating income by 75.4% to HK$4,389 million year-on-year owing mainly to the growth in both net interest income and other operating income. Operating profit before impairment allowances increased by 76.4% to HK$3,958 million after accounting for the 67.1% growth in operating expenses. Profit before taxation declined by 19.4% owing to a net charge of HK$2,149 million of impairment allowances on securities investments.

The 41.0% rise in the net interest income was made possible by higher interest spread on the debt securities portfolio with lower funding cost as interest rate declined.

Other operating income also rose significantly by HK$882 million to HK$933 million. This was mainly attributable to lower marked-to-market loss on foreign exchange swap contracts and higher income from other foreign exchange activities driven by increased business volume of foreign exchange and structured deposits. Income from equity instrument and commodities also increased, mainly driven by the newly launched "Equity-Linked Investments" and higher customer demand for bullion products. A gain on disposal of securities was recorded for the sale of Visa Inc. shares.

Operating expenses rose by 67.1% to HK$431 million, mainly due to higher staff costs after headcount increase and pay rise as well as increased IT costs and depreciation charge on computer equipment.

In the first half of 2008, further deterioration of the capital market had an impact on the Group's securities investments in the US and hence the related provisions. The Group carried out a comprehensive assessment on its impairment charges, taking into account the relevant criteria and other specific features of the investments, and increased its provisions accordingly. As a result, a net charge of impairment allowances on securities investments of HK$2,149 million was made for the Group's portfolio of US mortgage-backed securities. Following the reporting period end, the market continues to weaken which may

further impact the Group's securities investments. The Group will closely monitor future market development and proactively manage its investment portfolio.

At the end of June 2008, the Group's debt securities investments amounted to HK$258.9 billion. 98% of the portfolio was rated A or better*. The Group's exposures to US subprime mortgage-backed securities, US Alt-A and US Prime residential mortgage-backed securities amounted to HK$1.2 billion, HK$5.2 billion and HK$24.4 billion respectively. Exposures to Freddie Mac and Fannie Mae, the US mortgage agencies, totalled HK$5.5 billion.

* The ratings were based on Moodys' ratings or their equivalent to the respective issues of the debt securities. For those with no issue rating, their issuer ratings were used.

Diversifying investment portfolio and enhancing portfolio management

The sentiment of the capital market further deteriorated in the first half of 2008 due to the worsening credit crunch and liquidity concerns which meant that the operating environment for treasury business was very challenging. Against this backdrop, credit spread increased to the widest level in recent years. While the Group conducted detailed analyses and closely monitored its treasury portfolio to ensure the overall credit risk was maintained at an acceptable level, it also adopted appropriate investment strategies to take advantage of the wider credit spread under the low interest rate environment. By expanding investments in certain high-quality debt securities of money centre banks, the Group not only diversified its investment portfolio, but also improved its investment return. Meanwhile, under the operation of three specialised investment teams each focusing on different markets and with the implementation of the Asset Liability Management System last year, the Group's investment decision-making process and portfolio management were further enhanced. More advanced analytical models and systems are now in place to help maximise the return on surplus funds in the volatile market.

Enhancing product manufacturing capabilities and improving product cross-selling efforts

The Group continued to develop treasury products to meet customers' needs. In response to a volatile equity and foreign exchange market, the Group enhanced the varieties of its product offerings. After the launch of its first structured notes and equity warrants last year, the Group further expanded its product offerings by introducing its first equity-linked investment products under its own brand in January 2008. At the same time, by cross-selling with the Corporate Banking unit, currency-linked structured deposits were offered to major corporate customers which helped boost the sales of structured products significantly.

Insurance

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**538**	346	+55.5%
Other operating income	**2,955**	2,441	+21.1%
Operating income	**3,493**	2,787	+25.3%
Net insurance benefits and claims	**(3,602)**	(2,632)	+36.9%
Net operating income	**(109)**	155	N/A
Operating expenses	**(69)**	(48)	+43.8%
(Loss)/Profit before taxation	**(178)**	107	N/A

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**27,738**	24,545	+13.0%
Segment liabilities	**25,982**	23,182	+12.1%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

The Group's Insurance segment registered a growth of 25.3% in operating income, driven by increases in net interest income and other operating income. However, after accounting for the increases in net insurance benefits and claims by 36.9% and operating expenses by 43.8%, the segment recorded a loss before taxation of HK$178 million in the first half of 2008.

Net interest income rose by 55.5% to HK$538 million primarily because of an increase in investments in debt securities made by the significant growth of premium income. Other operating income increased by 21.1% to HK$2,955 million which was driven by the 53.4% growth of net insurance premium income but partially offset by the marked-to-market loss of its debt securities and equity investments. At the same time, net insurance benefits and claims rose by 36.9% mainly due to the growth of new business. During the period, the segment achieved significant growth of single premium endowment products which created the new business strain on its current year profitability. It was caused by the initial outlay such as commission and reserves charged when a new policy was written. However, the future income stream from the related investments would gradually repay the initial outlay and be reflected in future profit.

Assets in the Insurance segment grew by 13.0% because of the increase in debt securities investments. Liabilities rose by 12.1% with an increase in insurance contract liabilities.

Driving sales by product innovation

By offering a wide range of products, the Group continued to expand its insurance business. In the first half of 2008, new single premium products such as the "Fortuitous Saving Protection Plan" and "Pleasure 5-Year Saving Protection Plan" were introduced and received good response from customers. A new life product targeting SME businesses was also launched. At the same time, a series of promotional and marketing activities were rolled out to drive the sales of regular pay products such as the "Companion Insurance Plan" and "Get-Free Insurance Plan". As a result, premium income of single and regular pay products* were up 56.5% and 31.2% respectively year-on-year. BOC Life ranked number one in the market in terms of total new business premium in the first quarter of 2008 and its market share as of the first quarter of 2008 was increased from end-2007.

Developing multi-channel platform

Following the establishment of BOC Life's telemarketing call centre in late 2007, a direct insurance specialist team was set up in the first half of 2008 and stationed at the Group's branches for providing customers with financial needs analysis and cross selling life insurance products.

RISK MANAGEMENT

Banking Group

Overview

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure. It implements a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

* Before group elimination

The Board of Directors, representing the interests of shareholders, is the highest decision-making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee ("AC") assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various units of the Group have their respective risk management responsibilities. Business units act as the first line of defence while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu, are subject to risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group and will cause a financial loss. The Chief Credit Officer ("CCO") reports directly to the CRO and is responsible for the management of credit risk and for the formulation of all credit policies and procedures. Different credit approval and control procedures are adopted according to the level of risk associated with the customer, counterparty or transaction. Corporate and financial institution credit applications are independently reviewed and objectively assessed by risk management units. A small business credit scorecard is used to assist the credit assessment of small enterprise credit facilities. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from the Group's credit and other functions is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group's internal loan grading system divides loans into 5 categories with reference to HKMA's guidelines. The Risk Management Department ("RMD") provides regular credit management information reports and ad hoc reports to the Management Committee, RC and Board of Directors to facilitate their continuous monitoring of credit risk.

For investments on debt securities and securitisation assets, the external credit rating and assessment on credit quality of the underlying assets are used for managing the credit risk involved. Credit limits are established on a customer and security issuer basis. For derivatives, the Group sets customer limits to manage the credit risk involved and follows the same approval and control processes as loans and advances. Ongoing monitoring and stop-loss procedures are established.

The Group adopted a comprehensive methodology in determining whether a particular asset/mortgage-backed security ("ABS/MBS") was impaired. Under the methodology, the Group would not only take into consideration the mark-to-market (MTM) price of the issue and its external credit rating, but also other factors including its FICO score, vintage, collateral location, adjustable rate mortgage ("ARM") status, delinquencies, level of collateral protection, loan to value ratio and

prepayment speed. Having considered these factors, the ABS/MBS issue had to further pass the required credit enhancement coverage ratio set by the Group. This ratio was determined by applying assumptions regarding the default rates based on the available delinquency, foreclosure and real estate owned ("REO") data of the ABS/MBS issue.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

- Repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

- Basis risk – different pricing basis for different transactions so that the yield on assets and cost of liabilities may change by different amounts within the same repricing period

- Yield curve risk – non-parallel shifts in the yield curve, e.g. steepening or flattening of the yield curves that may have an adverse impact on net interest income or economic value

- Option risk – exercise of the options embedded in assets, liabilities or off-balance sheet items that can cause a change in the cashflows of assets and liabilities

The Group's Asset and Liability Management Committee ("ALCO") exercises its oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department ("TD") manages the interest rate risk according to the established policies. The Finance Department ("FD") closely monitors the related risks and the results are reported to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the TD.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

Stress test on yield curve risk is performed to assess the impact on earnings and economic value due to the steepening or flattening of the yield curve. The impact of optionality of demand and savings deposits and prepayment of mortgage loans is also assessed under different stress test scenarios. The prepayment risk of ABS/MBS is assessed by the impact on earnings and economic value using the sensitivity of extended/contracted weighted average life.

Market Risk Management

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. The risk includes potential losses arising from changes in foreign exchange and interest rates as well as equities and commodities prices.

Market risk management framework

Market risk is managed within various major risk limits approved by the RC, including risk positions and/or risk factor sensitivities. Since April 2007, BOCHK has also formally applied Value-at-Risk (VAR) limit as a daily risk management tool. These overall risk limits are divided into sub-limits by reference to different risk products, including interest rates, foreign exchange rates, commodity prices and equity products. Transactions are classified into different risk product categories according to the prominent type of risk inherent in the transactions.

As aforesaid, the Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits. The Group's market risk management framework comprises three levels. The Board of Directors and its Risk Committee are the ultimate decision making authorities. The formulation of risk management procedures and the implementation mechanism, and the monitoring of compliance are mainly the responsibility of the Group's senior management (including CE and CRO). RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits and are regularly reported to the senior management. Nanyang and Chiyu have their own independent risk monitoring units to monitor limit compliance on a daily basis.

The Group's control of market risk is based on restricting individual operations to trading within various market risk limits approved by the RC, and a list of permissible instruments authorised by senior management, as well as enforcing rigorous new product approval procedures to ensure that all risks that arise are thoroughly identified, properly measured and adequately controlled.

The Group also uses VAR technique to measure potential losses and market risks of its trading book for reporting to the RC and senior management on a periodic basis. VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence.

The Group has changed its VAR calculation from a variance/co-variance basis to historical simulation basis with effect from April 2007. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR. Movements in market prices are calculated by reference to market data from the last two years.

The following table sets out the VAR for all trading market risk exposure[1] of BOCHK.

HK$'m	**At 30 June 2008**	**Minimum for the first half of 2008**	**Maximum for the first half of 2008**	**Average for the first half of 2008**
VAR for all market risk	**6.3**	**3.0**	**7.8**	**5.2**
VAR for foreign exchange risk products	**5.7**	**2.8**	**7.3**	**4.6**
VAR for interest rate risk products	**3.3**	**1.0**	**3.8**	**2.1**
VAR for equity risk products	**0.2**	**0.2**	**2.8**	**0.6**
VAR for commodity risk products	**0.0**	**0.0**	**0.5**	**0.1**

HK$'m	At 30 June 2007	Minimum for the first half of 2007	Maximum for the first half of 2007	Average for the first half of 2007
VAR for all market risk	2.8	1.4	4.8	3.1
VAR for foreign exchange risk products	3.5	1.0	5.2	3.4
VAR for interest rate risk products	1.3	0.7	3.1	1.8
VAR for equity risk products	0.3	0.1	0.6	0.3
VAR for commodity risk products	0.0	0.0	0.4	0.1

1 Structural FX positions have been excluded.

2 Revenues from structural FX positions and back to back transactions have been excluded.

In the first half of 2008, the average daily revenue[2] of BOCHK earned from market risk-related trading activities was HK$6.0 million (first half of 2007: HK$2.6 million).

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
- the use of a one-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;
- the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and
- VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

The Group recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, the Group applies a wide range of stress testing, both on individual portfolios and on the Group's consolidated positions. Stress testing programme of the trading book includes sensitivity testing on changes in risk factors with various degrees of severity, as well as scenario analysis on historical events including the 1997 Asian Crisis and the 11 September event in the United States in 2001. The Group's stress-testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of the Group.

Liquidity Risk Management

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis (under normal condition and stress conditions respectively) and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. TD manages the liquidity risk according to the established policies. FD monitors the Group's liquidity risks and reports to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the TD.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and authorisation is the fundamental principle followed by the Group. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. The management of respective business lines is responsible for managing and reporting operational risks specific to their business units by applying the respective tools such as key risk indicators, self assessment and operational risk events reporting mechanism to identify, assess and control the risks inherent in their business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. Besides the current operational risk status, trends derived from historical data are served as

alert on potential risks. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management. The Group also takes out insurance to mitigate unforeseeable operational risks.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of legal or regulatory sanctions, financial loss, or loss to reputation a bank may suffer as a result of its any failure to comply with all applicable laws and regulations. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risks that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market.

The Board of Directors reviews and approves the policy for the management of strategic risks. Key strategic issues have to be fully evaluated and properly endorsed by the senior management and the Board.

Capital Management

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position commensurate with the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the targeted weighted average cost of capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods.

To comply with HKMA's requirements as stated in the Supervisory Policy Manual "Supervisory Review Process", the Group has implemented its internal capital adequacy assessment process ("ICAAP"). Using the statutory minimum capital adequacy ratio ("CAR"), 8%, as a starting point, extra capital (capital add-on) needed to cover the risks not captured under Pillar I was assessed. Scorecard methodology has been used to evaluate the Group's risk profile in order to assess the capital add-on and determine the minimum CAR. An Operating CAR Range has also been established which incorporates the need for future business growth and efficiency of capital utilisation.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

BOC Life Insurance

The principal activity of BOC Life's business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent

in the BOC Life's insurance business include insurance risk, investment risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to RC on a regular basis. The key risks of its insurance business and related risk control process are as follows:

Insurance Risk Management

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit on any single life insured. BOC Life reinsures the excess of the insured benefit over the limit for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure against survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

Investment Risk Management

The primary investment objective of BOC Life is to generate returns adequately match its insurance liabilities. Movements in market rates such as an increase in interest rates may result in a depreciation of the value of the bond portfolio. A fall in equity market may impact the value of assets or return on investments. BOC Life has an approved market risk mandate and documented procedures to ensure that exposures remain within the mandate and its investment management process is monitored by its Investment Committee.

Interest Rate Risk Management

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets with the liabilities arising from insurance contracts by reference to the types of benefits payable to contracts holders.

Counterparty Risk Management

BOC Life has exposure to counterparty risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to include:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life manages counterparty risk by placing limits on its exposure to each investment counterparty or group of counterparties. Such limits are subject to annual or more frequent review by the management.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	(Unaudited) Half-year ended 30 June 2008 HK$'m	(Unaudited) Half-year ended 30 June 2007 HK$'m
Interest income		**18,105**	21,484
Interest expense		**(8,076)**	(12,581)
Net interest income	4	**10,029**	8,903
Fees and commission income		**3,845**	3,439
Fees and commission expenses		**(946)**	(807)
Net fees and commission income	5	**2,899**	2,632
Net trading income	6	**1,237**	417
Net loss on financial instruments designated at fair value through profit or loss		**(1,484)**	(394)
Net gain on investment in securities	7	**128**	2
Net insurance premium income	8	**4,501**	2,933
Other operating income	9	**331**	199
Total operating income		**17,641**	14,692
Net insurance benefits and claims	10	**(3,602)**	(2,632)
Net operating income before impairment allowances		**14,039**	12,060
Net (charge)/reversal of impairment allowances	11	**(2,227)**	166
Net operating income		**11,812**	12,226
Operating expenses	12	**(4,088)**	(3,418)
Operating profit		**7,724**	8,808
Net gain from disposal of/fair value adjustments on investment properties	13	**710**	416
Net (loss)/gain from disposal/revaluation of properties, plant and equipment	14	**(8)**	5
Share of profits less losses of associates		**8**	(2)
Profit before taxation		**8,434**	9,227
Taxation	15	**(1,253)**	(1,599)
Profit for the period		**7,181**	7,628
Attributable to:			
Equity holders of the Company		**7,088**	7,466
Minority interests		**93**	162
		7,181	7,628
Dividends	16	**4,631**	4,525
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	17	**0.6704**	0.7062

The notes on pages 47 to 114 are an integral part of this interim financial information.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) At 30 June 2008 HK$'m	(Audited) At 31 December 2007 HK$'m
ASSETS			
Cash and balances with banks and other financial institutions	20	**188,452**	159,065
Placements with banks and other financial institutions maturing between one and twelve months		**50,689**	53,154
Financial assets at fair value through profit or loss	21	**37,282**	34,440
Derivative financial instruments	22	**21,397**	14,477
Hong Kong SAR Government certificates of indebtedness		**32,430**	32,770
Advances and other accounts	23	**487,012**	420,234
Investment in securities	24	**262,697**	301,183
Interests in associates		**89**	83
Investment properties	25	**8,634**	8,058
Properties, plant and equipment	26	**25,230**	23,293
Deferred tax assets	32	**93**	23
Other assets	27	**13,163**	20,857
Total assets		**1,127,168**	1,067,637
LIABILITIES			
Hong Kong SAR currency notes in circulation		**32,430**	32,770
Deposits and balances of banks and other financial institutions		**81,625**	60,599
Financial liabilities at fair value through profit or loss	28	**12,113**	11,405
Derivative financial instruments	22	**17,705**	11,092
Deposits from customers	29	**819,110**	793,606
Debt securities in issue at amortised cost		**2,756**	2,089
Other accounts and provisions	30	**24,875**	33,344
Current tax liabilities		**1,862**	1,210
Deferred tax liabilities	32	**3,953**	3,967
Insurance contract liabilities	33	**25,070**	22,497
Subordinated liability	34	**8,150**	-
Total liabilities		**1,029,649**	972,579
EQUITY			
Share capital	35	**52,864**	52,864
Reserves	36	**42,183**	39,978
Capital and reserves attributable to the equity holders of the Company		**95,047**	92,842
Minority interests		**2,472**	2,216
Total equity		**97,519**	95,058
Total liabilities and equity		**1,127,168**	1,067,637

The notes on pages 47 to 114 are an integral part of this interim financial information.

	(Audited)								
	Attributable to equity holders of the Company								
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2007	52,864	6,040	(115)	3,621	-	22,245	84,655	1,985	86,640
Net profit for the first half of 2007	-	-	-	-	-	7,466	7,466	162	7,628
Currency translation difference	-	-	-	-	6	-	6	-	6
2006 final dividend paid	-	-	-	-	-	(4,726)	(4,726)	(79)	(4,805)
Revaluation of premises	-	1,168	-	-	-	-	1,168	7	1,175
Release upon disposal of premises	-	(2)	-	-	-	2	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(625)	-	-	-	(625)	-	(625)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	10	-	-	(70)	(60)	-	(60)
Release of reserve upon disposal of available-for-sale securities	-	-	(56)	-	-	1	(55)	3	(52)
Release (to)/from deferred tax liabilities	-	(194)	114	-	-	-	(80)	(2)	(82)
Transfer from retained earnings	-	-	-	351	-	(351)	-	-	-
At 30 June 2007	52,864	7,012	(672)	3,972	6	24,567	87,749	2,076	89,825
Company and subsidiaries	52,864	7,012	(672)	3,972	6	24,526	87,708		
Associates	-	-	-	-	-	41	41		
	52,864	7,012	(672)	3,972	6	24,567	87,749		
At 1 July 2007	52,864	7,012	(672)	3,972	6	24,567	87,749	2,076	89,825
Net profit for the second half of 2007	-	-	-	-	-	7,980	7,980	209	8,189
Currency translation difference	-	-	-	-	8	-	8	-	8
2007 interim dividend paid	-	-	-	-	-	(4,525)	(4,525)	(78)	(4,603)
Revaluation of premises	-	1,742	-	-	-	-	1,742	10	1,752
Release upon disposal of premises	-	(21)	-	-	-	21	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(143)	-	-	-	(143)	3	(140)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	2	-	-	(45)	(43)	-	(43)
Net impairment charges transferred to profit or loss	-	-	289	-	-	-	289	-	289
Release of reserve upon disposal of available-for-sale securities	-	-	73	-	-	(1)	72	(3)	69
Release to deferred tax liabilities	-	(282)	(5)	-	-	-	(287)	(1)	(288)
Transfer from retained earnings	-	-	-	158	-	(158)	-	-	-
At 31 December 2007	52,864	8,451	(456)	4,130	14	27,839	92,842	2,216	95,058
Company and subsidiaries	52,864	8,451	(456)	4,130	14	27,794	92,797		
Associates	-	-	-	-	-	45	45		
	52,864	8,451	(456)	4,130	14	27,839	92,842		

	(Unaudited)								
	Attributable to equity holders of the Company								
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2008	52,864	8,451	(456)	4,130	14	27,839	92,842	2,216	95,058
Net profit for the first half of 2008	-	-	-	-	-	7,088	7,088	93	7,181
Currency translation difference	-	-	-	-	198	-	198	1	199
2007 final dividend paid	-	-	-	-	-	(5,149)	(5,149)	(107)	(5,256)
Revaluation of premises	-	2,148	-	-	-	-	2,148	25	2,173
Release upon disposal of premises	-	(23)	-	-	-	23	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(3,217)	-	-	-	(3,217)	3	(3,214)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	-	-	-	(44)	(44)	-	(44)
Net impairment charges transferred to profit or loss	-	-	1,187	-	-	-	1,187	-	1,187
Release of reserve upon disposal of available-for-sale securities	-	-	17	-	-	-	17	-	17
Release (to)/from deferred tax liabilities	-	(263)	240	-	-	-	(23)	(4)	(27)
Transfer from retained earnings	-	-	-	490	-	(490)	-	-	-
Increase in minority interests arising from capital issuance of a subsidiary	-	-	-	-	-	-	-	245	245
At 30 June 2008	52,864	10,313	(2,229)	4,620	212	29,267	95,047	2,472	97,519
Company and subsidiaries	52,864	10,313	(2,229)	4,620	212	29,216	94,996		
Associates	-	-	-	-	-	51	51		
	52,864	10,313	(2,229)	4,620	212	29,267	95,047		
Representing:									
2008 interim dividend proposed (Note 16)						4,631			
Others						24,636			
Retained earnings as at 30 June 2008						29,267			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39.

The notes on pages 47 to 114 are an integral part of this interim financial information.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Notes	(Unaudited) Half-year ended 30 June 2008 HK$'m	(Unaudited) Half-year ended 30 June 2007 HK$'m
Cash flows from operating activities			
Operating cash inflow before taxation	37(a)	**44,380**	11,322
Hong Kong profits tax paid		**(645)**	(545)
Overseas profits tax paid		**(67)**	(44)
Net cash inflow from operating activities		**43,668**	10,733
Cash flows from investing activities			
Purchase of properties, plant and equipment		**(217)**	(287)
Proceeds from disposal of properties, plant and equipment		**1**	16
Proceeds from disposal of investment properties		**98**	80
Proceeds from dissolution of an associate		**–**	1
Dividends received from associates		**2**	2
Net cash outflow from investing activities		**(116)**	(188)
Cash flows from financing activities			
Dividends paid to equity holders of the Company		**(5,149)**	(4,726)
Dividends paid to minority shareholders		**(107)**	(79)
Proceeds from capital issuance of a subsidiary		**245**	–
Proceeds from subordinated liability		**8,144**	–
Net cash inflow /(outflow) from financing activities		**3,133**	(4,805)
Increase in cash and cash equivalents		**46,685**	5,740
Cash and cash equivalents at 1 January		**152,070**	128,257
Cash and cash equivalents at 30 June	37(b)	**198,755**	133,997

The notes on pages 47 to 114 are an integral part of this interim financial information.

1. Basis of preparation and accounting policies

Basis of preparation

The unaudited interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

Accounting policies

The accounting policies and methods of computation used in the preparation of the unaudited interim report are consistent with those used in the Group's financial statements for the year ended 31 December 2007 and should be read in conjunction with the Group's Annual Report for 2007.

2. Critical accounting estimates and judgements in applying accounting polices

The Group makes estimates and assumptions that are consistent with those used in the Group's financial statements for the year ended 31 December 2007.

3. Financial risk management

The Group is exposed to financial risks as a result of engaging in a variety of business activities. The principal financial risks are credit risk, market risk (including currency and interest rate risk) and liquidity risk. This note summarises the Group's exposures to these risks.

3.1 Credit risk

Gross loans and advances

(a) *Impaired advances*

A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred and that loss event(s) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

If there is objective evidence that an impairment loss on loans has been incurred, the amount of loss is measured as the difference between the carrying amount and the present value of estimated future cash flows generated by the financial asset. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the holder of the asset about the loss events.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(a) Impaired advances (continued)

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Gross impaired advances to customers	**649**	697
Individually assessed loan impairment allowances made in respect of such advances	**416**	381
Current market value of collateral held against the covered portion of advances to customers	**441**	559
Covered portion of advances to customers	**335**	410
Uncovered portion of advances to customers	**314**	287
Gross impaired advances to customers as a percentage of gross advances to customers	**0.14%**	0.17%

The loan impairment allowances were made after taking into account the value of collateral in respect of impaired advances.

Classified or impaired advances to customers are analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Gross classified or impaired advances to customers	**1,607**	1,803
Gross classified or impaired advances to customers as a percentage of gross advances to customers	**0.34%**	0.44%

Classified or impaired advances to customers follow the definitions set out in the Banking (Disclosure) Rules and represent advances which are either classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(b) Advances overdue for more than 3 months

Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is past due and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

The gross amount of advances overdue for more than 3 months is analysed as follows:

	At 30 June 2008		At 31 December 2007	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
- six months or less but over three months	**171**	**0.03%**	242	0.06%
- one year or less but over six months	**184**	**0.04%**	163	0.04%
- over one year	**619**	**0.13%**	652	0.16%
Advances overdue for over three months	**974**	**0.20%**	1,057	0.26%
Individually assessed loan impairment allowances made in respect of such advances	**345**		305	

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(b) *Advances overdue for more than 3 months (continued)*

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Current market value of collateral held against the covered portion of advances to customers	**1,922**	1,970
Covered portion of advances to customers	**723**	847
Uncovered portion of advances to customers	**251**	210

Collateral held against overdue or impaired loans is principally represented by charges over business assets such as commercial and residential premises for corporate loans and mortgages over residential properties for personal loans.

As at 30 June 2008 and 31 December 2007, there were no advances to banks and other financial institutions that were overdue for more than three months.

(c) *Rescheduled advances*

	At 30 June 2008		At 31 December 2007	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers net of amounts included in advances overdue for more than 3 months	**116**	**0.02%**	186	0.05%

As at 30 June 2008 and 31 December 2007, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances.

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(d) *Concentration of advances to customers*

(i) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2008					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
- Property development	19,195	37.78%	6	32	3	52
- Property investment	72,249	87.85%	229	645	17	200
- Financial concerns	13,500	7.00%	-	8	-	41
- Stockbrokers	177	14.66%	-	-	-	-
- Wholesale and retail trade	16,273	60.16%	217	352	94	44
- Manufacturing	16,313	57.88%	131	259	42	52
- Transport and transport equipment	22,289	20.60%	2	10	1	62
- Recreational activities	25	92.16%	-	-	-	-
- Information technology	8,244	22.29%	-	79	-	22
- Others	26,158	36.58%	84	450	17	72
Individuals						
- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,129	99.90%	111	501	6	12
- Loans for purchase of other residential properties	116,148	99.96%	193	1,547	6	77
- Credit card advances	5,666	-	25	1,267	-	62
- Others	11,861	79.61%	94	548	42	15
Total loans for use in Hong Kong	342,227	72.06%	1,092	5,698	228	711
Trade finance	31,683	32.44%	146	441	111	95
Loans for use outside Hong Kong	101,677	34.54%	369	472	77	302
Gross advances to customers	475,587	61.40%	1,607	6,611	416	1,108

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(d) *Concentration of advances to customers (continued)*

(i) Sectoral analysis of gross advances to customers (continued)

	At 31 December 2007					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
- Property development	17,979	33.97%	16	18	3	52
- Property investment	65,963	86.50%	343	961	14	187
- Financial concerns	12,346	6.05%	-	14	-	43
- Stockbrokers	242	12.10%	-	-	-	-
- Wholesale and retail trade	13,572	65.05%	238	382	85	41
- Manufacturing	14,468	58.08%	138	550	37	48
- Transport and transport equipment	21,001	21.11%	3	25	1	60
- Recreational activities	30	93.53%	-	-	-	-
- Information technology	2,009	37.39%	-	2	-	6
- Others	21,046	41.70%	90	584	16	65
Individuals						
- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	13,969	99.78%	129	599	8	13
- Loans for purchase of other residential properties	106,583	99.87%	284	2,078	18	81
- Credit card advances	5,761	-	23	245	-	63
- Others	10,708	79.61%	119	314	50	14
Total loans for use in Hong Kong	305,677	73.31%	1,383	5,772	232	673
Trade finance	24,275	40.71%	105	399	73	77
Loans for use outside Hong Kong	83,110	39.76%	315	375	76	254
Gross advances to customers	413,062	64.64%	1,803	6,546	381	1,004

* Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(d) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and overdue advances is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

Gross advances to customers

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Hong Kong	**391,429**	351,102
Mainland China	**57,858**	39,050
Others	**26,300**	22,910
	475,587	413,062
Collectively assessed loan impairment allowances in respect of the gross advances to customers		
Hong Kong	**895**	827
Mainland China	**155**	124
Others	**58**	53
	1,108	1,004

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(d) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Overdue advances

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Hong Kong	**6,050**	6,221
Mainland China	**415**	278
Others	**146**	47
	6,611	6,546
Individually assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**319**	284
Mainland China	**56**	46
Others	**10**	2
	385	332
Collectively assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**59**	60
Mainland China	**7**	10
Others	**1**	-
	67	70

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(d) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Classified or impaired advances

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Hong Kong	**1,373**	1,572
Mainland China	**234**	223
Others	**–**	8
	1,607	1,803
Individually assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**355**	333
Mainland China	**61**	46
Others	**–**	2
	416	381
Collectively assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**22**	19
Mainland China	**4**	6
	26	25

Repossessed assets

The estimated market value of repossessed assets held by the Group as at 30 June 2008 amounted to HK$223 million (31 December 2007: HK$116 million). They comprise properties in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Debt securities

The table below represents an analysis of the carrying value of investment in securities by credit rating and credit risk characteristic, based on Moody's ratings or their equivalent to the respective issues of the debt securities.

	At 30 June 2008				
	US mortgage related*				
	Subprime HK$'m	Alt-A HK$'m	Prime HK$'m	Others** HK$'m	Total HK$'m
Aaa	1,213	5,110	24,297	50,369	80,989
Aa1 to Aa3	–	101	–	96,857	96,958
A1 to A3	30	–	53	26,055	26,138
Lower than A3	–	–	–	2,771	2,771
Unrated	–	–	–	52,028	52,028
	1,243	5,211	24,350	228,080	258,884

	At 31 December 2007				
	US mortgage related*				
	Subprime HK$'m	Alt-A HK$'m	Prime HK$'m	Others** HK$'m	Total HK$'m
Aaa	4,118	6,567	29,014	54,673	94,372
Aa1 to Aa3	–	–	–	88,952	88,952
A1 to A3	–	–	–	27,062	27,062
Lower than A3	–	–	–	2,772	2,772
Unrated	–	–	–	83,445	83,445
	4,118	6,567	29,014	256,904	296,603

* Representing those securities relating to residential mortgage.

** Including exposures to Freddie Mac and Fannie Mae.

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Debt securities (continued)

For the above investment in debt securities with no issue rating, their issuer ratings are analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Aaa	**8,355**	16,917
Aa1 to Aa3	**32,313**	47,998
A1 to A3	**9,058**	7,663
Lower than A3	**448**	490
Unrated	**1,854**	10,377
	52,028	83,445

The Group defines US subprime mortgage related debt securities as those that are supported by US residential subprime mortgage loans to borrowers. As at 30 June 2008, the Group's exposure to the US subprime mortgage market was limited to investments in the US subprime mortgage related debt securities.

With regard to risk management of the debt securities, the Group analyses important factors of its US mortgage asset-backed securities such as different vintages, delinquency rates, credit ratings and underlying mortgage pools.

The Group's impairment allowances on available-for-sale and held-to-maturity debt securities held at 30 June 2008 amounted to HK$1,308 million and HK$2,281 million respectively (31 December 2007: HK$190 million and HK$1,682 million). The carrying values of the available-for-sale and held-to-maturity debt securities considered impaired as at 30 June 2008 were HK$4,785 million and HK$5,947 million respectively (31 December 2007: HK$556 million and HK$3,738 million).

Included in the above were impairment allowances on US subprime mortgage related debt securities held at 30 June 2008 amounting to HK$450 million (31 December 2007: HK$1,253 million) and the carrying value of these impaired securities as at 30 June 2008 amounted to HK$894 million (31 December 2007: HK$2,856 million).

The Group's impairment allowances on US Alt-A mortgage backed securities held at 30 June 2008 amounted to HK$1,229 million (31 December 2007: HK$573 million). The carrying value of these impaired securities as at 30 June 2008 was HK$3,215 million (31 December 2007: HK$1,380 million).

The Group's impairment allowances on US prime mortgage backed securities held at 30 June 2008 amounted to HK$1,910 million (31 December 2007: HK$46 million). The carrying value of these impaired securities as at 30 June 2008 was HK$6,623 million (31 December 2007: HK$58 million).

As at 30 June 2008 and 31 December 2007, there were no overdue debt securities.

3. Financial risk management (continued)

3.2 Market risk

VAR

The following table sets out the VAR for all trading market risk exposure[1] of BOCHK.

HK$'m		At 30 June	Minimum for the first half of year	Maximum for the first half of year	Average for the first half of year
VAR for all market risk	– 2008	6.3	3.0	7.8	5.2
	– 2007	2.8	1.4	4.8	3.1
VAR for foreign exchange risk products	– 2008	5.7	2.8	7.3	4.6
	– 2007	3.5	1.0	5.2	3.4
VAR for interest rate risk products	– 2008	3.3	1.0	3.8	2.1
	– 2007	1.3	0.7	3.1	1.8
VAR for equity risk products	– 2008	0.2	0.2	2.8	0.6
	– 2007	0.3	0.1	0.6	0.3
VAR for commodity risk products	– 2008	0.0	0.0	0.5	0.1
	– 2007	0.0	0.0	0.4	0.1

In the first half of 2008, the average daily revenue[2] of BOCHK earned from market risk-related trading activities was HK$6.0 million (first half of 2007: HK$2.6 million).

1 Structural FX positions have been excluded.

2 Revenues from structural FX positions and back to back transactions have been excluded.

3. Financial risk management (continued)

3.2 *Market risk (continued)*

Currency risk

The tables below summarise the Group's exposure to foreign currency exchange rate risk as at 30 June 2008 and 31 December 2007. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	At 30 June 2008							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	85,278	40,984	48,131	1,037	127	9,090	3,805	188,452
Placements with banks and other financial institutions maturing between one and twelve months	615	17,166	32,277	182	11	-	438	50,689
Financial assets at fair value through profit or loss	707	8,714	27,787	-	-	-	74	37,282
Derivative financial instruments	-	892	20,505	-	-	-	-	21,397
Hong Kong SAR Government certificates of indebtedness	-	-	32,430	-	-	-	-	32,430
Advances and other accounts	16,810	98,693	359,174	3,833	1,728	1,372	5,402	487,012
Investment in securities								
– Available-for-sale securities	145	63,630	24,826	15,916	533	2,172	11,895	119,117
– Held-to-maturity securities	920	67,226	36,740	5,613	1,425	1,210	20,371	133,505
– Loans and receivables	-	612	7,996	120	-	148	1,199	10,075
Interests in associates	-	-	89	-	-	-	-	89
Investment properties	-	-	8,634	-	-	-	-	8,634
Properties, plant and equipment	78	1	25,151	-	-	-	-	25,230
Other assets (including deferred tax assets)	57	2,327	10,706	16	25	24	101	13,256
Total assets	104,610	300,245	634,446	26,717	3,849	14,016	43,285	1,127,168
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	32,430	-	-	-	-	32,430
Deposits and balances of banks and other financial institutions	58,416	13,837	7,043	226	249	580	1,274	81,625
Financial liabilities at fair value through profit or loss	-	1,250	10,812	-	-	-	51	12,113
Derivative financial instruments	-	1,747	15,958	-	-	-	-	17,705
Deposits from customers	42,273	195,317	492,689	9,805	2,625	22,699	53,702	819,110
Debt securities in issue at amortised cost	-	693	2,003	-	-	-	60	2,756
Other accounts and provisions (including current and deferred tax liabilities)	1,454	7,737	19,734	336	49	276	1,104	30,690
Insurance contract liabilities	-	4,591	20,479	-	-	-	-	25,070
Subordinated liability	-	-	-	8,150	-	-	-	8,150
Total liabilities	102,143	225,172	601,148	18,517	2,923	23,555	56,191	1,029,649
Net on-balance sheet position	2,467	75,073	33,298	8,200	926	(9,539)	(12,906)	97,519
Off-balance sheet net notional position*	390	(71,924)	66,440	(8,779)	(1,194)	9,549	12,308	6,790
Contingent liabilities and commitments	9,453	62,162	159,177	4,045	816	411	1,793	237,857

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

3. Financial risk management (continued)

3.2 *Market risk (continued)*

Currency risk (continued)

	At 31 December 2007							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,849	49,833	71,731	1,147	160	1,815	3,530	159,065
Placements with banks and other financial institutions maturing between one and twelve months	375	23,854	28,750	-	-	-	175	53,154
Financial assets at fair value through profit or loss	917	8,997	24,286	-	-	-	240	34,440
Derivative financial instruments	-	773	13,703	-	-	-	1	14,477
Hong Kong SAR Government certificates of indebtedness	-	-	32,770	-	-	-	-	32,770
Advances and other accounts	13,335	71,309	323,495	4,202	1,667	1,006	5,220	420,234
Investment in securities								
– Available-for-sale securities	90	62,612	26,697	7,005	28	1,321	6,900	104,653
– Held-to-maturity securities	864	84,686	59,565	2,486	-	1,554	16,273	165,428
– Loans and receivables	-	3,594	26,511	428	-	-	569	31,102
Interests in associates	-	-	83	-	-	-	-	83
Investment properties	-	-	8,058	-	-	-	-	8,058
Properties, plant and equipment	72	1	23,220	-	-	-	-	23,293
Other assets (including deferred tax assets)	69	947	19,361	161	61	145	136	20,880
Total assets	46,571	306,606	658,230	15,429	1,916	5,841	33,044	1,067,637
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	32,770	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	27,173	19,422	9,090	147	2,141	92	2,534	60,599
Financial liabilities at fair value through profit or loss	-	2,717	8,688	-	-	-	-	11,405
Derivative financial instruments	-	1,257	9,824	-	-	-	11	11,092
Deposits from customers	17,360	166,416	548,223	8,432	2,492	12,284	38,399	793,606
Debt securities in issue at amortised cost	-	667	1,422	-	-	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	574	9,751	26,706	311	31	387	761	38,521
Insurance contract liabilities	-	4,284	18,213	-	-	-	-	22,497
Total liabilities	45,107	204,514	654,936	8,890	4,664	12,763	41,705	972,579
Net on-balance sheet position	1,464	102,092	3,294	6,539	(2,748)	(6,922)	(8,661)	95,058
Off-balance sheet net notional position*	394	(97,215)	89,481	(6,478)	2,436	7,050	8,975	4,643
Contingent liabilities and commitments	4,873	55,183	163,697	4,693	1,017	259	1,581	231,303

3. Financial risk management (continued)

3.2 Market risk (continued)

Interest rate risk

The tables below summarise the Group's exposure to interest rate risk as at 30 June 2008 and 31 December 2007. Included in the tables are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Derivative financial instruments are principally used to reduce the Group's exposure to interest rate movements. Their carrying amounts are presented under the column captioned "Non-interest bearing".

	At 30 June 2008						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	181,649	-	-	-	-	6,803	188,452
Placements with banks and other financial institutions maturing between one and twelve months	-	37,480	13,209	-	-	-	50,689
Financial assets at fair value through profit or loss	4,659	3,116	1,571	7,953	16,883	3,100	37,282
Derivative financial instruments	-	-	-	-	-	21,397	21,397
Hong Kong SAR Government certificates of indebtedness	-	-	-	-	-	32,430	32,430
Advances and other accounts	374,303	68,631	30,732	9,326	947	3,073	487,012
Investment in securities							
– Available-for-sale securities	21,084	22,980	5,523	37,188	28,529	3,813	119,117
– Held-to-maturity securities	33,961	39,380	14,992	25,075	20,097	-	133,505
– Loans and receivables	4,203	2,560	3,312	-	-	-	10,075
Interests in associates	-	-	-	-	-	89	89
Investment properties	-	-	-	-	-	8,634	8,634
Properties, plant and equipment	-	-	-	-	-	25,230	25,230
Other assets (including deferred tax assets)	-	-	-	-	-	13,256	13,256
Total assets	619,859	174,147	69,339	79,542	66,456	117,825	1,127,168
Liabilities							
Hong Kong SAR currency notes in circulation	-	-	-	-	-	32,430	32,430
Deposits and balances of banks and other financial institutions	68,346	3,123	5,378	-	-	4,778	81,625
Financial liabilities at fair value through profit or loss	5,508	5,457	289	859	-	-	12,113
Derivative financial instruments	-	-	-	-	-	17,705	17,705
Deposits from customers	639,630	112,674	31,574	483	-	34,749	819,110
Debt securities in issue at amortised cost	-	-	2,756	-	-	-	2,756
Other accounts and provisions (including current and deferred tax liabilities)	8,592	-	569	138	-	21,391	30,690
Insurance contract liabilities	-	-	-	-	-	25,070	25,070
Subordinated liability	-	-	8,150	-	-	-	8,150
Total liabilities	722,076	121,254	48,716	1,480	-	136,123	1,029,649
Interest sensitivity gap	(102,217)	52,893	20,623	78,062	66,456	(18,298)	97,519

3. Financial risk management (continued)

3.2 Market risk (continued)

Interest rate risk (continued)

	At 31 December 2007						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	152,746	-	-	-	-	6,319	159,065
Placements with banks and other financial institutions maturing between one and twelve months	-	42,230	10,924	-	-	-	53,154
Financial assets at fair value through profit or loss	3,562	1,839	2,164	5,894	17,397	3,584	34,440
Derivative financial instruments	-	-	-	-	-	14,477	14,477
Hong Kong SAR Government certificates of indebtedness	-	-	-	-	-	32,770	32,770
Advances and other accounts	328,750	58,396	19,372	9,487	643	3,586	420,234
Investment in securities							
– Available-for-sale securities	11,668	21,320	6,257	19,959	40,869	4,580	104,653
– Held-to-maturity securities	25,562	43,920	18,534	43,022	34,390	-	165,428
– Loans and receivables	7,459	11,444	12,199	-	-	-	31,102
Interests in associates	-	-	-	-	-	83	83
Investment properties	-	-	-	-	-	8,058	8,058
Properties, plant and equipment	-	-	-	-	-	23,293	23,293
Other assets (including deferred tax assets)	-	-	-	-	-	20,880	20,880
Total assets	529,747	179,149	69,450	78,362	93,299	117,630	1,067,637
Liabilities							
Hong Kong SAR currency notes in circulation	-	-	-	-	-	32,770	32,770
Deposits and balances of banks and other financial institutions	45,728	3,428	6,897	-	-	4,546	60,599
Financial liabilities at fair value through profit or loss	6,600	2,355	1,531	919	-	-	11,405
Derivative financial instruments	-	-	-	-	-	11,092	11,092
Deposits from customers	623,009	98,440	35,157	547	-	36,453	793,606
Debt securities in issue at amortised cost	-	-	1,977	112	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	7,624	107	-	128	-	30,662	38,521
Insurance contract liabilities	-	-	-	-	-	22,497	22,497
Total liabilities	682,961	104,330	45,562	1,706	-	138,020	972,579
Interest sensitivity gap	(153,214)	74,819	23,888	76,656	93,299	(20,390)	95,058

3. Financial risk management (continued)

3.3 Liquidity risk

Tables below analyse assets and liabilities of the Group as at 30 June 2008 and 31 December 2007 into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	At 30 June 2008							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	92,602	95,850	-	-	-	-	-	188,452
Placements with banks and other financial institutions maturing between one and twelve months	-	-	37,480	13,209	-	-	-	50,689
Financial assets at fair value through profit or loss								
– debt securities held for trading								
– others	-	3,442	2,482	1,734	725	3	-	8,386
– debt securities designated at fair value through profit or loss								
– certificates of deposit held	-	-	-	25	1,127	1,359	-	2,511
– others	-	-	101	742	6,576	15,866	-	23,285
– equity securities	-	-	-	-	-	-	3,100	3,100
Derivative financial instruments	17,845	474	297	1,746	844	191	-	21,397
Hong Kong SAR Government certificates of indebtedness	32,430	-	-	-	-	-	-	32,430
Advances and other accounts								
– advances to customers	29,007	15,649	29,278	57,561	201,189	140,361	1,018	474,063
– trade bills	18	4,349	3,920	981	-	-	-	9,268
– advances to banks and other financial institutions	28	80	309	189	3,075	-	-	3,681
Investment in securities								
– debt securities held for available-for-sale								
– certificates of deposit held	-	1,072	383	1,290	3,831	-	-	6,576
– others	-	4,228	6,188	5,775	50,671	37,081	4,785	108,728
– debt securities held for held-to-maturity								
– certificates of deposit held	-	1,387	1,132	3,826	7,198	-	-	13,543
– others	-	635	2,452	19,703	64,018	27,207	5,947	119,962
– debt securities held for loans and receivables	-	4,203	2,560	3,312	-	-	-	10,075
– equity securities	-	-	-	-	-	-	3,813	3,813
Interests in associates	-	-	-	-	-	-	89	89
Investment properties	-	-	-	-	-	-	8,634	8,634
Properties, plant and equipment	-	-	-	-	-	-	25,230	25,230
Other assets (including deferred tax assets)	5,212	7,618	8	169	87	-	162	13,256
Total assets	177,142	138,987	86,590	110,262	339,341	222,068	52,778	1,127,168

3. Financial risk management (continued)

3.3 Liquidity risk (continued)

	At 30 June 2008							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	32,430	-	-	-	-	-	-	32,430
Deposits and balances of banks and other financial institutions	59,374	13,750	3,123	5,378	-	-	-	81,625
Financial liabilities at fair value through profit or loss								
- certificates of deposit issued	-	-	962	-	861	-	-	1,823
- others	-	3,669	3,347	2,513	478	283	-	10,290
Derivative financial instruments	13,710	642	306	1,799	981	267	-	17,705
Deposits from customers	338,799	335,080	111,325	32,266	1,640	-	-	819,110
Debt securities in issue at amortised cost	-	-	-	2,756	-	-	-	2,756
Other accounts and provisions (including current and deferred tax liabilities)	14,879	7,821	12	2,909	4,096	19	954	30,690
Insurance contract liabilities	1,955	4	1	815	16,280	6,015	-	25,070
Subordinated liability	-	-	-	-	-	8,150	-	8,150
Total liabilities	461,147	360,966	119,076	48,436	24,336	14,734	954	1,029,649
Net liquidity gap	(284,005)	(221,979)	(32,486)	61,826	315,005	207,334	51,824	97,519

3. Financial risk management (continued)

3.3 Liquidity risk (continued)

	At 31 December 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	40,100	118,965	-	-	-	-	-	159,065
Placements with banks and other financial institutions maturing between one and twelve months	-	-	42,230	10,924	-	-	-	53,154
Financial assets at fair value through profit or loss								
– debt securities held for trading								
– certificates of deposit held	-	-	-	80	-	-	-	80
– others	-	1,697	779	2,342	1,307	32	-	6,157
– debt securities designated at fair value through profit or loss								
– certificates of deposit held	-	-	-	415	393	2,316	-	3,124
– others	-	36	343	272	5,376	15,468	-	21,495
– equity securities	-	-	-	-	-	-	3,584	3,584
Derivative financial instruments	12,686	228	129	929	459	46	-	14,477
Hong Kong SAR Government certificates of indebtedness	32,770	-	-	-	-	-	-	32,770
Advances and other accounts								
– advances to customers	21,196	16,345	25,968	43,608	173,120	130,067	1,373	411,677
– trade bills	12	2,815	2,227	280	-	-	-	5,334
– advances to banks and other financial institutions	27	-	600	440	2,156	-	-	3,223
Investment in securities								
– debt securities held for available-for-sale								
– certificates of deposit held	-	701	462	2,614	3,689	-	-	7,466
– others	-	5,886	3,776	7,515	30,790	44,084	556	92,607
– debt securities held for held-to-maturity								
– certificates of deposit held	-	1,097	1,490	2,426	6,351	624	-	11,988
– others	-	4,278	12,309	17,166	81,918	34,031	3,738	153,440
– debt securities held for loans and receivables	-	7,459	11,444	12,199	-	-	-	31,102
– equity securities	-	-	-	-	-	-	4,580	4,580
Interests in associates	-	-	-	-	-	-	83	83
Investment properties	-	-	-	-	-	-	8,058	8,058
Properties, plant and equipment	-	-	-	-	-	-	23,293	23,293
Other assets (including deferred tax assets)	3,360	16,219	24	174	202	-	901	20,880
Total assets	110,151	175,726	101,781	101,384	305,761	226,668	46,166	1,067,637

3. Financial risk management (continued)

3.3 Liquidity risk (continued)

	At 31 December 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	32,770	-	-	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	28,200	22,074	3,428	6,897	-	-	-	60,599
Financial liabilities at fair value through profit or loss								
- certificates of deposit issued	-	-	-	1,086	868	-	-	1,954
- others	-	2,554	1,925	3,680	983	309	-	9,451
Derivative financial instruments	8,320	418	355	954	831	214	-	11,092
Deposits from customers	329,544	329,918	98,440	35,157	547	-	-	793,606
Debt securities in issue at amortised cost	-	-	-	1,977	112	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	15,446	15,543	1,071	1,660	4,100	-	701	38,521
Insurance contract liabilities	2,054	-	-	535	13,786	6,122	-	22,497
Total liabilities	416,334	370,507	105,219	51,946	21,227	6,645	701	972,579
Net liquidity gap	(306,183)	(194,781)	(3,438)	49,438	284,534	220,023	45,465	95,058

The above maturity classifications have been prepared in accordance with relevant provisions under the Banking (Disclosure) Rules. The Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Indefinite". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with relevant provisions under the Banking (Disclosure) Rules. The disclosure does not imply that the securities will be held to maturity.

The above analysis in respect of insurance contract liabilities represents the estimated timing of net cash outflows resulting from recognised insurance contract liabilities on the balance sheet as at 30 June 2008 and 31 December 2007.

3.4 Insurance risk

The Group is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. The Group manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in the Group's underwriting procedures.

3. Financial risk management (continued)

3.4 Insurance risk (continued)

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon the Group's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, the Group has a retention limit on any single life insured. The Group reinsures the excess of the insured benefit over the limit for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. The Group does not have in place any reinsurance for contracts that insure against survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, the Group conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

3.5 Capital management

(a) Capital adequacy ratio

	At 30 June 2008	At 31 December 2007
Capital adequacy ratio	**13.87%**	13.08%
Core capital ratio	**11.51%**	12.23%

The capital ratios are computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules.

The differences between the basis of consolidation for accounting and regulatory purposes are described in "Appendix – Subsidiaries of the Company" on page 123.

3. Financial risk management (continued)

3.5 Capital management (continued)

(b) Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratio as at 30 June 2008 and 31 December 2007 and reported to the HKMA is analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**19,572**	22,611
Profit and loss account	**3,310**	207
Minority interests	**1,230**	1,284
	67,155	67,145
Deductions from core capital	**(274)**	(483)
Core capital	**66,881**	66,662
Supplementary capital:		
Fair value gains arising from holdings of available-for-sale securities	**157**	18
Fair value gains arising from holdings of securities designated at fair value through profit or loss	**3**	9
Collective loan impairment allowances	**1,108**	1,004
Regulatory reserve	**4,620**	4,130
Term subordinated debt	**8,144**	–
	14,032	5,161
Deductions from supplementary capital	**(274)**	(483)
Supplementary capital	**13,758**	4,678
Total capital base after deductions	**80,639**	71,340

Subsidiaries which are not included in the consolidation group for the calculation of capital adequacy ratios are denoted in "Appendix – Subsidiaries of the Company" on page 123. Investment costs in such subsidiaries are deducted from the capital base.

4. Net interest income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**2,694**	3,229
Advances to customers	**8,197**	9,940
Listed investments	**1,369**	1,239
Unlisted investments	**5,626**	6,675
Others	**219**	401
	18,105	21,484
Interest expense		
Due to banks, customers and other financial institutions	**(7,710)**	(12,098)
Debt securities in issue	**(58)**	(49)
Subordinated liability	**(6)**	–
Others	**(302)**	(434)
	(8,076)	(12,581)
Net interest income	**10,029**	8,903

Included within interest income is HK$21 million (first half of 2007: HK$14 million) of interest income recognised on advances classified as impaired for the first half of 2008. Interest accrued on impaired investment securities amounted to HK$13 million (first half of 2007: Nil).

Included within interest income and interest expense are HK$17,416 million (first half of 2007: HK$20,882 million) and HK$7,670 million (first half of 2007: HK$12,192 million) for financial assets and financial liabilities that are not recognised at fair value through profit or loss respectively.

5. Net fees and commission income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Fees and commission income		
Securities brokerage		
– Stockbroking	**1,289**	1,324
– Bonds	**220**	65
Credit cards	**578**	471
Bills commissions	**329**	273
Loan commissions	**263**	129
Payment services	**239**	221
Asset management	**157**	342
Insurance	**132**	85
Trust services	**87**	66
Guarantees	**26**	24
Others		
– currency exchange	**108**	73
– RMB business	**99**	54
– safe deposit box	**96**	99
– information search	**25**	23
– correspondent banking	**21**	17
– low deposit balance accounts	**15**	17
– BOC cards	**13**	14
– postage and telegrams	**13**	12
– agency services	**11**	8
– dormant accounts	**9**	11
– sundries	**115**	111
	3,845	3,439
Fees and commission expenses	**(946)**	(807)
Net fees and commission income	**2,899**	2,632
Of which arise from		
– financial assets or financial liabilities not at fair value through profit or loss		
– Fees and commission income	**288**	158
– Fees and commission expenses	**(14)**	(36)
	274	122
– trust and other fiduciary activities		
– Fees and commission income	**169**	66
– Fees and commission expenses	**(3)**	-
	166	66

6. Net trading income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net gain from:		
– foreign exchange and foreign exchange products	875	155
– interest rate instruments	206	192
– equity instruments	135	70
– commodities	21	–
	1,237	417

7. Net gain on investment in securities

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net gain from disposal of available-for-sale securities	129	1
Net (loss)/gain from redemption of held-to-maturity securities	(1)	1
	128	2

8. Net insurance premium income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Gross written premiums	4,511	2,936
Less: Gross written premiums ceded to reinsurers	(10)	(3)
Net insurance premium income	4,501	2,933

9. Other operating income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Dividend income from investment in securities		
– listed investments	**91**	–
– unlisted investments	**9**	9
Gross rental income from investment properties	**151**	123
Less: Outgoings in respect of investment properties	**(24)**	(22)
Net gain on disposal of subsidiaries	**–**	1
Others	**104**	88
	331	199

Included in the "Outgoings in respect of investment properties" is HK$1 million (first half of 2007: HK$2 million) of direct operating expenses related to investment properties that were not let during the period.

10. Net insurance benefits and claims

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Claims, benefits and surrenders paid	**741**	440
Movement in liabilities	**2,862**	2,193
Gross claims, benefits and surrenders paid and movement in liabilities	**3,603**	2,633
Less: Reinsurers' share of claims, benefits and surrenders paid and movement in liabilities	**(1)**	(1)
Net insurance claims, benefits and surrenders paid and movement in liabilities	**3,602**	2,632

11. Net (charge)/reversal of impairment allowances

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Advances to customers		
Individually assessed		
– new allowances	**(142)**	(106)
– releases	**62**	109
– recoveries	**187**	340
Net reversal of individually assessed loan impairment allowances	**107**	343
Collectively assessed		
– new allowances	**(199)**	(192)
– releases	**7**	–
– recoveries	**14**	15
Net charge of collectively assessed loan impairment allowances	**(178)**	(177)
Net (charge)/reversal of loan impairment allowances	**(71)**	166
Available-for-sale securities		
Net charge of impairment losses on available-for-sale securities		
– Individually assessed	**(1,187)**	–
Held-to-maturity securities		
Net charge of impairment allowances on held-to-maturity securities		
– Individually assessed	**(962)**	–
Others	**(7)**	–
Net (charge)/reversal of impairment allowances	**(2,227)**	166

12. Operating expenses

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	2,302	1,957
– termination benefit	2	6
– pension cost	178	146
	2,482	2,109
Premises and equipment expenses (excluding depreciation)		
– rental of premises	193	168
– information technology	184	143
– others	118	106
	495	417
Depreciation	480	373
Auditors' remuneration		
– audit services	5	4
– non-audit services	1	1
Other operating expenses	625	514
	4,088	3,418

13. Net gain from disposal of/fair value adjustments on investment properties

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net gain on disposal of investment properties	9	2
Net gain on fair value adjustments on investment properties	701	414
	710	416

14. Net (loss)/gain from disposal/revaluation of properties, plant and equipment

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net loss on disposal of other fixed assets	–	(2)
Net (loss)/gain on revaluation of premises	(8)	7
	(8)	5

15. Taxation

Taxation in the condensed consolidated income statement represents:

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Hong Kong profits tax		
– current period taxation	**1,286**	1,508
Deferred tax (reversal)/charge	**(111)**	44
Hong Kong profits tax	**1,175**	1,552
Overseas taxation	**78**	47
	1,253	1,599

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits arising in Hong Kong for the first half of 2008. Taxation on overseas profits has been calculated on the estimated assessable profits for the first half of 2008 at the rates of taxation prevailing in the countries in which the Group operates.

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Profit before taxation	**8,434**	9,227
Calculated at a taxation rate of 16.5% (2007: 17.5%)	**1,392**	1,615
Effect of different taxation rates in other countries	**32**	(11)
Income not subject to taxation	**(225)**	(52)
Expenses not deductible for taxation purposes	**54**	54
Utilisation of previously unrecognised tax losses	**–**	(7)
Taxation charge	**1,253**	1,599
Effective tax rate	**14.9%**	17.3%

16. Dividends

	Half-year ended 30 June 2008		Half-year ended 30 June 2007	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Interim dividend	**0.438**	**4,631**	0.428	4,525

At a meeting held on 28 August 2008, the Board declared an interim dividend of HK$0.438 per ordinary share for the first half of 2008 amounting to approximately HK$4,631 million. This declared dividend is not reflected as a dividend payable in this interim financial information, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2008.

17. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2008 of approximately HK$7,088 million (first half of 2007: HK$7,466 million) and on the ordinary shares in issue of 10,572,780,266 shares (2007: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2008 (first half of 2007: Nil).

18. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the first half of 2008 amounted to approximately HK$149 million (first half of 2007: approximately HK$129 million), after a deduction of forfeited contributions of approximately HK$7 million (first half of 2007: approximately HK$7 million). For the MPF Scheme, the Group contributed approximately HK$19 million (first half of 2007: approximately HK$13 million) for the first half of 2008.

19. Share option schemes

(a) *Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the first half of 2008 (first half of 2007: Nil).

19. Share option schemes (continued)

(b) Pre-Listing Share Option Scheme

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002.

Details of the share options outstanding as at 30 June 2008 are disclosed as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2008	**6,651,600**	**2,253,100**	**1,446,000**	**10,350,700**	**8.5**
Less: Share options exercised during the period	**(361,500)**	**(587,500)**	**(1,446,000)**	**(2,395,000)**	**8.5**
At 30 June 2008	**6,290,100**	**1,665,600**	**-**	**7,955,700**	**8.5**
Exercisable at 30 June 2008	**6,290,100**	**1,665,600**	**-**	**7,955,700**	**8.5**
At 1 January 2007	8,459,100	3,980,450	1,446,000	13,885,550	8.5
Transfer	(1,446,000)	–	1,446,000	–	8.5
Less: Share options exercised during the year	(361,500)	(1,727,350)	(1,446,000)	(3,534,850)	8.5
At 31 December 2007	6,651,600	2,253,100	1,446,000	10,350,700	8.5
Exercisable at 31 December 2007	6,651,600	2,253,100	1,446,000	10,350,700	8.5

* Represented share options held by ex-directors of the Group.

Share options were exercised on a regular basis throughout the period, the weighted average share price during the period was HK$19.23 (31 December 2007: HK$19.38).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

20. Cash and balances with banks and other financial institutions

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Cash	**4,089**	3,334
Balances with central banks	**83,826**	30,627
Balances with banks and other financial institutions	**4,687**	6,139
Placements with banks and other financial institutions maturing within one month	**95,850**	118,965
	188,452	159,065

21. Financial assets at fair value through profit or loss

	Trading securities		**Financial assets designated at fair value through profit or loss**		**Total**	
	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m	**At 30 June 2008 HK$'m**	At 31 December 2007 HK$'m	**At 30 June 2008 HK$'m**	At 31 December 2007 HK$'m
At fair value						
Debt secur ties						
– Listed n Hong Kong	**476**	190	**330**	895	**806**	1,085
– Listed outside Hong Kong	**168**	537	**3,266**	2,687	**3,434**	3,224
	644	727	**3,596**	3,582	**4,240**	4,309
– Unlisted	**7,742**	5,510	**22,200**	21,037	**29,942**	26,547
	8,386	6,237	**25,796**	24,619	**34,182**	30,856
Equity securities						
– Listed in Hong Kong	**72**	327	**304**	349	**376**	676
– Unlisted	**115**	94	**2,609**	2,814	**2,724**	2,908
	187	421	**2,913**	3,163	**3,100**	3,584
Total	**8,573**	6,658	**28,709**	27,782	**37,282**	34,440

21. Financial assets at fair value through profit or loss (continued)

Financial assets at fair value through profit or loss are analysed by type of issuer as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Sovereigns	**7,294**	4,197
Public sector entities	**1,719**	1,333
Banks and other financial institutions	**24,576**	24,820
Corporate entities	**3,693**	4,090
	37,282	34,440

Financial assets at fair value through profit or loss are analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Treasury bills	**6,586**	3,517
Certificates of deposit held	**2,511**	3,204
Other financial assets at fair value through profit or loss	**28,185**	27,719
	37,282	34,440

22. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the condensed consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

22. Derivative financial instruments (continued)

The following tables summarise the contract/notional amounts of each significant type of derivative financial instrument as at 30 June 2008 and 31 December 2007:

	At 30 June 2008			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting* HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	288,861	–	–	288,861
Swaps	192,702	–	68	192,770
Foreign currency option contracts				
– Options purchased	5,137	–	–	5,137
– Options written	5,181	–	–	5,181
	491,881	–	68	491,949
Interest rate contracts				
Futures	4,821	–	–	4,821
Swaps	48,826	22,917	5,184	76,927
Interest rate option contracts				
– Swaptions written	702	–	–	702
– Bond options written	468	–	–	468
	54,817	22,917	5,184	82,918
Bullion contracts	16,769	–	–	16,769
Equity contracts	8,931	–	–	8,931
Other contracts	157	–	–	157
Total	572,555	22,917	5,252	600,724

* Derivative transactions which do not qualify as hedges for accounting purposes but are managed in conjunction with the financial instruments designated at fair value through profit or loss are separately disclosed in compliance with the requirements set out in the Banking (Disclosure) Rules.

22. Derivative financial instruments (continued)

	At 31 December 2007			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	258,556	–	1,495	260,051
Swaps	156,554	–	–	156,554
Foreign currency option contracts				
– Options purchased	5,607	–	–	5,607
– Options written	5,875	–	–	5,875
	426,592	–	1,495	428,087
Interest rate contracts				
Futures	226	–	–	226
Swaps	36,714	6,708	3,253	46,675
Interest rate option contracts				
– Swaptions written	780	–	–	780
– Bond options written	780	–	–	780
	38,500	6,708	3,253	48,461
Bullion contracts	12,950	–	–	12,950
Equity contracts	5,378	–	–	5,378
Other contracts	172	–	–	172
Total	483,592	6,708	4,748	495,048

22. Derivative financial instruments (continued)

The following tables summarise the fair values of each class of derivative financial instrument as at 30 June 2008 and 31 December 2007:

	At 30 June 2008							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	17,649	-	-	17,649	(12,681)	-	-	(12,681)
Swaps	613	-	1	614	(727)	-	(1)	(728)
Foreign currency option contracts								
- Options purchased	27	-	-	27	-	-	-	-
- Options written	-	-	-	-	(26)	-	-	(26)
	18,289	-	1	18,290	(13,434)	-	(1)	(13,435)
Interest rate contracts								
Futures	1	-	-	1	(9)	-	-	(9)
Swaps	700	379	8	1,087	(1,153)	(153)	(78)	(1,384)
Interest rate option contracts								
- Swaptions written	-	-	-	-	(5)	-	-	(5)
- Bond options written	-	-	-	-	(7)	-	-	(7)
	701	379	8	1,088	(1,174)	(153)	(78)	(1,405)
Bullion contracts	890	-	-	890	(1,728)	-	-	(1,728)
Equity contracts	1,129	-	-	1,129	(1,137)	-	-	(1,137)
Total	21,009	379	9	21,397	(17,473)	(153)	(79)	(17,705)

22. Derivative financial instruments (continued)

	At 31 December 2007							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	12,588	-	-	12,588	(7,822)	-	(10)	(7,832)
Swaps	269	-	-	269	(634)	-	-	(634)
Foreign currency option contracts								
– Options purchased	48	-	-	48	-	-	-	-
– Options written	-	-	-	-	(51)	-	-	(51)
	12,905	-	-	12,905	(8,507)	-	(10)	(8,517)
Interest rate contracts								
Swaps	492	10	23	525	(885)	(124)	(90)	(1,099)
Interest rate option contracts								
– Swaptions written	-	-	-	-	(17)	-	-	(17)
– Bond options written	-	-	-	-	(23)	-	-	(23)
	492	10	23	525	(925)	(124)	(90)	(1,139)
Bullion contracts	774	-	-	774	(1,110)	-	-	(1,110)
Equity contracts	273	-	-	273	(326)	-	-	(326)
Total	14,444	10	23	14,477	(10,868)	(124)	(100)	(11,092)

22. Derivative financial instruments (continued)

The credit risk weighted amounts of the above derivative financial instruments are as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Exchange rate contracts		
Forwards	**659**	1,017
Swaps	**660**	492
Foreign currency option contracts		
- Options purchased	**6**	19
Interest rate contracts		
Swaps	**265**	104
Bullion contracts	**50**	63
Equity contracts	**79**	49
	1,719	1,744

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Banking (Capital) Rules. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

There is no effect of bilateral netting agreement on the fair values or the credit risk-weighted amounts of the derivative financial instruments.

Approximately 56% (31 December 2007: 52%) of the Group's transactions in derivative contracts are conducted with other financial institutions.

23. Advances and other accounts

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Personal loans and advances	**152,491**	141,708
Corporate loans and advances	**323,096**	271,354
Advances to customers	**475,587**	413,062
Loan impairment allowances		
– Individually assessed	**(416)**	(381)
– Collectively assessed	**(1,108)**	(1,004)
	474,063	411,677
Trade bills	**9,268**	5,334
Advances to banks and other financial institutions	**3,681**	3,223
Total	**487,012**	420,234

As at 30 June 2008, advances to customers included accrued interest on gross advances of HK$1,147 million (31 December 2007: HK$1,454 million).

As at 30 June 2008 and 31 December 2007, no impairment allowance was made in respect of trade bills and advances to banks and other financial institutions.

24. Investment in securities

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
(a) Available-for-sale securities		
Debt securities, at fair value		
– Listed in Hong Kong	**2,794**	3,659
– Listed outside Hong Kong	**33,415**	18,455
	36,209	22,114
– Unlisted	**79,095**	77,959
	115,304	100,073
Equity securities, at fair value		
– Listed in Hong Kong	**3,282**	4,135
– Listed outside Hong Kong	**453**	–
	3,735	4,135
– Unlisted	**78**	445
	3,813	4,580
	119,117	104,653
(b) Held-to-maturity securities		
Listed, at amortised cost		
– in Hong Kong	**4,078**	4,107
– outside Hong Kong	**23,165**	21,078
	27,243	25,185
Unlisted, at amortised cost	**108,543**	141,925
	135,786	167,110
Impairment allowances	**(2,281)**	(1,682)
	133,505	165,428
(c) Loans and receivables		
Unlisted, at amortised cost	**10,075**	31,102
Total	**262,697**	301,183
Market value of listed held-to-maturity securities	**26,708**	24,776

24. Investment in securities (continued)

Investment in securities is analysed by type of issuer as follows:

	At 30 June 2008			
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Sovereigns	15,474	1,463	-	16,937
Public sector entities	7,697	18,341	-	26,038
Banks and other financial institutions	64,948	84,932	10,075	159,955
Corporate entities	30,998	28,769	-	59,767
	119,117	133,505	10,075	262,697

	At 31 December 2007			
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Sovereigns	13,402	1,814	-	15,216
Public sector entities	9,673	20,530	-	30,203
Banks and other financial institutions	47,989	108,547	31,102	187,638
Corporate entities	33,589	34,537	-	68,126
	104,653	165,428	31,102	301,183

Available-for-sale and held-to-maturity securities are analysed as follows:

	Available-for-sale securities		Held-to-maturity securities	
	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Treasury bills	9,425	9,396	100	200
Certificates of deposit held	6,576	7,466	13,543	11,988
Others	103,116	87,791	119,862	153,240
	119,117	104,653	133,505	165,428

25. Investment properties

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
At 1 January	**8,058**	7,481
Disposals	**(89)**	(200)
Fair value gains (Note 13)	**701**	1,056
Reclassification to properties, plant and equipment (Note 26)	**(36)**	(279)
At period/year end	**8,634**	8,058

26. Properties, plant and equipment

	Premises HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Net book value at 1 January 2008	**20,783**	**2,510**	**23,293**
Additions	**13**	**204**	**217**
Disposals	–	**(1)**	**(1)**
Revaluation	**2,165**	**–**	**2,165**
Depreciation for the period (Note 12)	**(191)**	**(289)**	**(480)**
Reclassification from investment properties (Note 25)	**36**	**–**	**36**
Net book value at 30 June 2008	**22,806**	**2,424**	**25,230**
At 30 June 2008			
Cost or valuation	**22,806**	**5,795**	**28,601**
Accumulated depreciation and impairment	**–**	**(3,371)**	**(3,371)**
Net book value at 30 June 2008	**22,806**	**2,424**	**25,230**
Net book value at 1 January 2007	17,906	1,834	19,740
Additions	–	1,147	1,147
Disposals	(16)	(17)	(33)
Revaluation	2,946	–	2,946
Depreciation for the year	(332)	(455)	(787)
Reclassification from investment properties (Note 25)	279	–	279
Exchange adjustments	–	1	1
Net book value at 31 December 2007	20,783	2,510	23,293
At 31 December 2007			
Cost or valuation	20,783	5,642	26,425
Accumulated depreciation and impairment	–	(3,132)	(3,132)
Net book value at 31 December 2007	20,783	2,510	23,293

26. Properties, plant and equipment (continued)

The analysis of cost or valuation of the above assets is as follows:

	Premises HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
At 30 June 2008			
At cost	–	5,795	5,795
At valuation	22,806	–	22,806
	22,806	5,795	28,601
At 31 December 2007			
At cost	–	5,642	5,642
At valuation	20,783	–	20,783
	20,783	5,642	26,425

27. Other assets

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Repossessed assets	136	76
Precious metals	1,843	1,741
Accounts receivable and prepayments	11,184	19,040
	13,163	20,857

28. Financial liabilities at fair value through profit or loss

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Trading liabilities		
– Short positions in Exchange Fund Bills (Note 31)	6,689	3,492
Financial liabilities designated at fair value through profit or loss		
– Structured deposits (Note 29)	3,601	5,959
– Certificates of deposit issued	1,823	1,954
	5,424	7,913
	12,113	11,405

28. Financial liabilities at fair value through profit or loss (continued)

The carrying amount of financial liabilities designated at fair value through profit or loss as at 30 June 2008 is more than the amount that the Group would be contractually required to pay at maturity to the holders by HK$33 million, and it was less than the amount that the Group would be contractually required to pay at maturity to the holders by HK$44 million as at 31 December 2007. The amount of change in the fair values of financial liabilities at fair value through profit or loss, during the period and cumulatively, attributable to changes in credit risk is insignificant.

29. Deposits from customers

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Current, savings and other deposit accounts (per condensed consolidated balance sheet)	**819,110**	793,606
Structured deposits reported as financial liabilities at fair value through profit or loss (Note 28)	**3,601**	5,959
	822,711	799,565
Analysed by:		
Demand deposits and current accounts		
– corporate customers	**32,682**	32,645
– individual customers	**8,225**	7,854
	40,907	40,499
Savings deposits		
– corporate customers	**74,292**	76,668
– individual customers	**221,210**	209,985
	295,502	286,653
Time, call and notice deposits		
– corporate customers	**212,440**	172,342
– individual customers	**273,862**	300,071
	486,302	472,413
	822,711	799,565

30. Other accounts and provisions

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Other accounts payable	**24,864**	33,335
Provisions	**11**	9
	24,875	33,344

31. Assets pledged as security

As at 30 June 2008, liabilities of the Group amounting to HK$6,689 million (31 December 2007: HK$3,492 million) were secured by assets deposited with central depositories to facilitate settlement operations. In addition, the liabilities of the Group amounting to HK$3,675 million (31 December 2007: Nil) were secured by debt securities related to sale and repurchase arrangements. The amount of assets pledged by the Group to secure these liabilities was HK$11,629 million (31 December 2007: HK$3,836 million) included in "Trading securities" and "Available-for-sale securities".

32. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in this interim financial information in accordance with HKAS 12 "Income Taxes".

The major components of deferred tax assets and liabilities recorded in the condensed consolidated balance sheet, and the movements during the first half of 2008 and the year ended 31 December 2007 are as follows:

	At 30 June 2008					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Tax losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2008	533	3,777	(15)	(169)	(182)	3,944
(Credited)/charged to income statement (Note 15)	(43)	(26)	(73)	8	23	(111)
Charged/(credited) to equity and minority interests	-	262	-	-	(235)	27
At 30 June 2008	490	4,013	(88)	(161)	(394)	3,860

32. Deferred taxation (continued)

	At 31 December 2007					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Tax losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2007	401	3,155	(71)	(89)	(74)	3,322
Charged/(credited) to income statement	132	143	56	(80)	1	252
Charged/(credited) to equity and minority interests	–	479	–	–	(109)	370
At 31 December 2007	533	3,777	(15)	(169)	(182)	3,944

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Deferred tax assets	**(93)**	(23)
Deferred tax liabilities	**3,953**	3,967
	3,860	3,944

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(93)**	(23)
Deferred tax liabilities to be settled after more than twelve months	**4,334**	4,115
	4,241	4,092

32. Deferred taxation (continued)

The deferred tax charged/(credited) to equity during the first half of 2008 and the year ended 31 December 2007 is as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Fair value reserves in shareholders' equity:		
– premises	**263**	476
– available-for-sale securities	**(240)**	(109)
– minority interests	**4**	3
	27	370

33. Insurance contract liabilities

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Gross and net		
At 1 January	**22,497**	14,239
Benefits paid	**(737)**	(881)
Claims incurred and movement in liabilities	**3,310**	9,139
At period/year end	**25,070**	22,497

34. Subordinated liability

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Subordinated loan	**8,150**	–

In June 2008, BOCHK obtained a floating-rate subordinated loan with a principal amount of EUR660 million from BOC, the intermediate holding company. The loan will be due and repayable in June 2018. Interest is charged at 6-month EURIBOR plus 0.85% per annum for the first five years of the loan term, and at 6-month EURIBOR plus 1.35% per annum for the remaining tenure, payable semi-annually.

35. Share capital

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5 each	**52,864**	52,864

36. Reserves

The Group's reserves and the movements therein for the current and prior periods are presented in the condensed consolidated statement of changes in equity on pages 44 to 45.

37. Notes to condensed consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash inflow before taxation

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Operating profit	**7,724**	8,808
Depreciation	**480**	373
Net charge/(reversal) of impairment allowances	**2,227**	(166)
Unwind of discount on impairment	**(21)**	(14)
Advances written off net of recoveries	**86**	214
Interest expense on subordinated liability	**6**	–
Change in cash and balances with banks and other financial institutions with original maturity over three months	**17,866**	(6,883)
Change in placements with banks and other financial institutions with original maturity over three months	**(627)**	(9,863)
Change in financial assets at fair value through profit or loss	**565**	2,360
Change in derivative financial instruments	**(307)**	(615)
Change in advances and other accounts	**(66,914)**	(46,767)
Change in investment in securities	**33,400**	(1,751)
Change in other assets	**7,689**	(46,795)
Change in deposits and balances of banks and other financial institutions	**21,026**	(2,316)
Change in financial liabilities at fair value through profit or loss	**708**	3,077
Change in deposits from customers	**25,504**	109,223
Change in debt securities in issue at amortised cost	**667**	283
Change in other accounts and provisions	**(8,471)**	(48)
Change in insurance contract liabilities	**2,573**	2,196
Exchange difference	**199**	6
Operating cash inflow before taxation	**44,380**	11,322
Cash flows from operating activities included:		
– Interest received	**19,220**	21,158
– Interest paid	**7,254**	12,427
– Dividend received	**100**	9

37. Notes to condensed consolidated cash flow statement (continued)

(b) Analysis of the balances of cash and cash equivalents

	At 30 June 2008 HK$'m	At 30 June 2007 HK$'m
Cash and balances with banks and other financial institutions with original maturity within three months	**173,272**	110,712
Placements with banks and other financial institutions with original maturity within three months	**10,847**	14,339
Treasury bills with original maturity within three months	**12,820**	8,244
Certificates of deposit held with original maturity within three months	**1,816**	702
	198,755	133,997

38. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Direct credit substitutes	**1,511**	2,120
Transaction-related contingencies	**8,186**	7,075
Trade-related contingencies	**33,231**	29,081
Commitments that are unconditionally cancellable without prior notice	**53,169**	50,034
Other commitments with an original maturity of		
– up to one year	**93,133**	84,804
– over one year	**48,627**	58,189
	237,857	231,303
Credit risk weighted amount	**45,867**	47,356

The calculation basis of the credit risk weighted amount has been set out in Note 22.

39. Capital commitments

The Group has the following outstanding capital commitments not provided for in this interim financial information:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Authorised and contracted for but not provided for	**318**	165
Authorised but not contracted for	**54**	1
	372	166

The above capital commitments mainly relate to commitments to purchase computer equipment and software, and to renovate the Group's premises.

40. Operating lease commitments

(a) *The Group as lessee*

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Land and buildings		
– not later than one year	**357**	321
– later than one year but not later than five years	**378**	297
– later than five years	**5**	–
	740	618

Certain non-cancellable operating leases included in the tables above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

40. Operating lease commitments (continued)

(b) The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Land and buildings		
– not later than one year	**276**	251
– later than one year but not later than five years	**272**	215
	548	466

The Group leases its investment properties (Note 25) under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the prevailing market conditions. None of the leases include contingent rentals.

41. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues and profits before tax are derives from the assets located in Hong Kong.

Information about the four business segments is provided in segmental reporting. They are Personal Banking, Corporate Banking, Treasury and Insurance.

Both Personal Banking and Corporate Banking segments provide general banking services. Personal Banking serves individual customers while Corporate Banking deals with non individual customers. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The Insurance segment shows business relating to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged based on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the second half of 2007, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

41. Segmental reporting (continued)

	Half-year ended 30 June 2008							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
– external	(1,950)	3,092	8,319	538	30	10,029	-	10,029
– inter-segment	5,280	(120)	(4,863)	-	(297)	-	-	-
	3,330	2,972	3,456	538	(267)	10,029	-	10,029
Net fees and commission income/(expenses)	2,141	1,012	(2)	(164)	(22)	2,965	(66)	2,899
Net trading income/(expenses)	370	90	898	-	(121)	1,237	-	1,237
Net loss on financial instruments designated at fair value through profit or loss	-	-	(92)	(1,392)	-	(1,484)	-	(1,484)
Net gain on investment in securities	-	-	128	-	-	128	-	128
Net insurance premium income	-	-	-	4,503	-	4,503	(2)	4,501
Other operating income	21	30	1	8	977	1,037	(706)	331
Total operating income	5,862	4,104	4,389	3,493	567	18,415	(774)	17,641
Net insurance benefits and claims	-	-	-	(3,602)	-	(3,602)	-	(3,602)
Net operating income before impairment allowances	5,862	4,104	4,389	(109)	567	14,813	(774)	14,039
Net charge of impairment allowances	(18)	(60)	(2,149)	-	-	(2,227)	-	(2,227)
Net operating income/(expenses)	5,844	4,044	2,240	(109)	567	12,586	(774)	11,812
Operating expenses	(2,879)	(1,081)	(431)	(69)	(402)	(4,862)	774	(4,088)
Operating profit/(loss)	2,965	2,963	1,809	(178)	165	7,724	-	7,724
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	710	710	-	710
Net loss from disposal/revaluation of properties, plant and equipment	-	-	-	-	(8)	(8)	-	(8)
Share of profits less losses of associates	-	-	-	-	8	8	-	8
Profit/(loss) before taxation	2,965	2,963	1,809	(178)	875	8,434	-	8,434
At 30 June 2008								
Assets								
Segment assets	165,005	339,456	563,506	27,738	41,196	1,136,901	(10,370)	1,126,531
Interests in associates	-	-	-	-	89	89	-	89
Unallocated corporate assets	-	-	-	-	548	548	-	548
	165,005	339,456	563,506	27,738	41,833	1,137,538	(10,370)	1,127,168
Liabilities								
Segment liabilities	524,774	324,447	154,217	25,982	282	1,029,702	(10,370)	1,019,332
Unallocated corporate liabilities	-	-	-	-	10,317	10,317	-	10,317
	524,774	324,447	154,217	25,982	10,599	1,040,019	(10,370)	1,029,649
Half-year ended 30 June 2008								
Other information								
Additions of properties, plant and equipment	4	1	-	1	211	217	-	217
Depreciation	133	65	52	2	228	480	-	480
Amortisation of securities	-	-	(73)	-	-	(73)	-	(73)

41. Segmental reporting (continued)

	Half-year ended 30 June 2007							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
– external	(4,198)	2,746	9,956	346	53	8,903	-	8,903
– inter-segment	8,039	57	(7,505)	-	(591)	-	-	-
	3,841	2,803	2,451	346	(538)	8,903	-	8,903
Net fees and commission income/ (expenses)	2,037	781	7	(111)	(33)	2,681	(49)	2,632
Net trading income	268	81	46	-	22	417	-	417
Net loss on financial instruments designated at fair value through profit or loss	-	-	(5)	(389)	-	(394)	-	(394)
Net gain on investment in securities	-	-	2	-	-	2	-	2
Net insurance premium income	-	-	-	2,936	-	2,936	(3)	2,933
Other operating income	27	1	1	5	804	838	(639)	199
Total operating income	6,173	3,666	2,502	2,787	255	15,383	(691)	14,692
Net insurance benefits and claims	-	-	-	(2,632)	-	(2,632)	-	(2,632)
Net operating income before impairment allowances	6,173	3,666	2,502	155	255	12,751	(691)	12,060
Net (charge)/reversal of impairment allowances	(54)	220	-	-	-	166	-	166
Net operating income	6,119	3,886	2,502	155	255	12,917	(691)	12,226
Operating expenses	(2,581)	(899)	(258)	(48)	(323)	(4,109)	691	(3,418)
Operating profit/(loss)	3,538	2,987	2,244	107	(68)	8,808	-	8,808
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	416	416	-	416
Net gain from disposal/revaluation of properties, plant and equipment	-	-	-	-	5	5	-	5
Share of profits less losses of associates	-	-	-	-	(2)	(2)	-	(2)
Profit before taxation	3,538	2,987	2,244	107	351	9,227	-	9,227
At 31 December 2007								
Assets								
Segment assets	162,634	281,680	566,661	24,545	37,567	1,073,087	(5,771)	1,067,316
Interests in associates	-	-	-	-	83	83	-	83
Unallocated corporate assets	-	-	-	-	238	238	-	238
	162,634	281,680	566,661	24,545	37,888	1,073,408	(5,771)	1,067,637
Liabilities								
Segment liabilities	545,397	284,353	116,095	23,182	2,539	971,566	(5,771)	965,795
Unallocated corporate liabilities	-	-	-	-	6,784	6,784	-	6,784
	545,397	284,353	116,095	23,182	9,323	978,350	(5,771)	972,579
Half-year ended 30 June 2007								
Other information								
Additions of properties, plant and equipment	2	-	-	-	285	287	-	287
Depreciation	104	47	23	1	198	373	-	373
Amortisation of securities	-	-	919	-	-	919	-	919

42. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

The Group provides loans and credit facilities to related parties in the normal course of business. Such transactions are conducted with terms that are no more favourable than those contracted with third party customers of the Group.

Transactions with related parties, which the Group entered into during the period are summarised as follows:

(a) *Advances to third parties guaranteed by BOC Group companies*

As at 30 June 2008, BOC, the intermediate holding company, provided guarantees for loans in favour of the Group amounting to HK$7,450 million (31 December 2007: HK$3,693 million) to certain third parties. BOC held equity interests of not more than 20% in these third parties.

(b) *Advances acquired from BOC*

During the first half of 2008, the Group has entered into an agreement with BOC to acquire advances amounting to USD300 million arising from trade finance facilities granted to customers. The outstanding amount of such advances at balance sheet date has been included as "advances to customers" in this interim financial information.

42. Significant related party transactions (continued)

(c) *Summary of transactions entered into during the ordinary course of business with BOC Group companies*

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

	Half-year ended 30 June 2008			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	574	–	7
Interest expense	(ii)	(235)	(1)	(63)
Insurance premium paid (net)	(iii)	–	–	(14)
Administrative services fees received/receivable	(iv)	15	–	12
Rental fees received/receivable	(iv)	1	–	27
Credit card commission paid/payable (net)	(v)	(43)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(188)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(48)
Funds selling commission received	(vi)	–	–	40
Correspondent banking fee received	(vii)	7	–	–
Net trading losses		(7)	–	(76)

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

		Half-year ended 30 June 2007		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	205	–	9
Interest expense	(ii)	(232)	(2)	(168)
Insurance premium paid (net)	(iii)	–	–	(20)
Administrative services fees received/receivable	(iv)	16	–	16
Rental fees received/receivable	(iv)	–	–	11
Credit card commission paid/payable (net)	(v)	(42)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(178)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(40)
Funds selling commission received	(vi)	–	–	71
Correspondent banking fee received	(vii)	7	–	–
Loans services fees received		–	–	1
Net trading gains		11	–	54

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

		At 30 June 2008		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	21,056	–	21
Placements with banks and other financial institutions maturing between one and twelve months	(i)	14,013	–	–
Financial assets at fair value through profit or loss		297	–	2,030
Derivative financial instruments assets	(viii)	38	–	3
Advances and other accounts	(i)	45	–	860
Investment in securities	(i)	367	–	–
Other assets	(ix)	52	–	1,351
Deposits and balances of banks and other financial institutions	(ii)	11,473	–	617
Deposits from customers	(ii)	84	75	4,473
Derivative financial instruments liabilities	(viii)	25	–	89
Other accounts and provisions	(ix)	54	–	2,306
Subordinated liability	(x)	8,150	–	–
Off-balance sheet items:				
Contingent liabilities and commitments	(xi)	7,422	–	722

42. Significant related party transactions (continued)

(c) *Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)*

	At 31 December 2007			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	22,854	–	30
Placements with banks and other financial institutions maturing between one and twelve months	(i)	8,917	–	–
Financial assets at fair value through profit or loss		438	–	2,097
Derivative financial instruments assets	(viii)	30	–	3
Advances and other accounts	(i)	21	–	–
Investment in securities	(i)	347	–	–
Other assets	(ix)	64	–	5,154
Deposits and balances of banks and other financial institutions	(ii)	15,478	–	680
Deposits from customers	(ii)	74	85	7,158
Derivative financial instruments liabilities	(viii)	14	–	23
Other accounts and provisions	(ix)	100	–	5,538
Off-balance sheet items:				
Contingent liabilities and commitments	(xi)	2,248	–	3,722

1 Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities.

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC Group companies including deposit of cash and balances with banks and other financial institutions, placement of interbank deposits, investment in securities and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

42. Significant related party transactions (continued)

(c) *Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)*

Notes: (continued)

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC Group companies at the relevant market rates at the time of the transactions. Interest on a subordinated loan is charged at the contracted rate as denoted in Note 34.

(iii) Insurance premium paid/insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general insurance policies from BOC Group companies at the relevant market rates at the time of the transactions.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to BOC Group companies mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from BOC Group companies at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC Group companies. The Group also pays rental fees to BOC Group companies. These transactions have been entered into in the ordinary course of business and were priced at the relevant market rates at the time of the transactions.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a BOC Group company to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

(viii) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC Group companies. As at 30 June 2008 the aggregate notional amount of such derivative transactions amounted to HK$23,270 million (31 December 2007: HK$13,219 million) whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$41 million (31 December 2007: HK$33 million) and HK$114 million (31 December 2007: HK$37 million) respectively. These transactions are executed at the relevant market rates at the time of the transactions.

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

Notes: (continued)

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to BOC Group companies. The amounts mainly represent the account receivables from and payables to a subsidiary of BOC in relation to dealing in securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(x) Subordinated liability

BOCHK entered into a subordinated credit facility agreement with BOC for the purposes of capital management. Major commercial terms of the loan are stated in Note 34.

(xi) Contingent liabilities and commitments

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms.

(d) Key management personnel

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and senior management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior periods, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the six months ended 30 June 2008 and 2007 is detailed as follows:

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Salaries and other short-term employee benefits	**31**	27
Post-employment benefits	**1**	1
	32	28

42. Significant related party transactions (continued)

(e) *Transactions with Central SAFE and other companies controlled by Central SAFE*

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances or enter into any transactions with Central SAFE for the six months ended 30 June 2008 and 2007 (31 December 2007: Nil).

Central SAFE has controlling equity interests in certain other entities in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the period/year end, and the related income and expenses for the period are as follows:

	2008		2007	
	Interest income/ (expense) for the six months ended 30 June HK$'m	**Outstanding balance at 30 June HK$'m**	Interest income/ (expense) for the six months ended 30 June HK$'m	Outstanding balance at 31 December HK$'m
Advances to customers/banks and other financial institutions	**–**	**–**	–	23
Investment in securities	**50**	**3,989**	36	2,433
Financial assets at fair value through profit or loss	**9**	**15**	–	9
Due from banks and other financial institutions	**28**	**501**	35	1,443
Due to banks and other financial institutions	**(16)**	**1,286**	(1)	2,417

42. Significant related party transactions (continued)

(f) Transactions with the Ministry of Finance and the People's Bank of China and other state-controlled entities

The Group enters into banking transactions with the Ministry of Finance and the People's Bank of China in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions.

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies, over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. The Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance and investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

43. Liquidity ratio

	Half-year ended 30 June 2008	Half-year ended 30 June 2007
Average liquidity ratio	**42.47%**	50.08%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

44. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the basis of delta-weighted positions of all foreign exchange options contracts.

	At 30 June 2008							
	Equivalent in million of HK$							
	US Dollars	**Japanese Yen**	**Euro**	**Australian Dollars**	**Pound Sterling**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**326,686**	**3,956**	**27,299**	**33,774**	**14,207**	**102,775**	**11,345**	**520,042**
Spot liabilities	**(253,254)**	**(3,029)**	**(19,165)**	**(30,888)**	**(23,735)**	**(101,853)**	**(27,127)**	**(459,051)**
Forward purchases	**211,449**	**28,741**	**29,660**	**33,092**	**28,738**	**28,235**	**49,473**	**409,388**
Forward sales	**(284,037)**	**(29,936)**	**(38,151)**	**(36,246)**	**(19,217)**	**(27,835)**	**(33,835)**	**(469,257)**
Net options position	**470**	**4**	**(7)**	**(40)**	**18**	**–**	**(69)**	**376**
Net long/(short) position	**1,314**	**(264)**	**(364)**	**(308)**	**11**	**1,322**	**(213)**	**1,498**
Net structural position	**235**	**–**	**–**	**–**	**–**	**1,378**	**–**	**1,613**

	At 31 December 2007							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	327,003	2,019	15,739	27,376	6,028	44,929	7,364	430,458
Spot liabilities	(224,622)	(4,764)	(9,215)	(24,055)	(12,951)	(44,055)	(19,615)	(339,277)
Forward purchases	159,983	22,718	25,775	22,051	25,907	26,760	43,162	326,356
Forward sales	(257,677)	(20,215)	(32,238)	(25,426)	(18,858)	(26,322)	(30,823)	(411,559)
Net options position	107	(16)	(17)	22	(5)	–	(9)	82
Net long/(short) position	4,794	(258)	44	(32)	121	1,312	79	6,060
Net structural position	84	–	–	–	–	459	–	543

45. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 30 June 2008				
Asia, other than Hong Kong				
– Mainland China	65,516	83,408	47,413	196,337
– Others	67,896	117	20,696	88,709
	133,412	83,525	68,109	285,046
North America				
– United States	11,630	19,891	71,554	103,075
– Others	12,075	323	152	12,550
	23,705	20,214	71,706	115,625
Western Europe				
– Germany	35,499	990	1,361	37,850
– Others	116,501	265	8,484	125,250
	152,000	1,255	9,845	163,100
Total	309,117	104,994	149,660	563,771

45. Cross-border claims (continued)

	Banks HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2007				
Asia, other than Hong Kong				
– Mainland China	56,017	30,926	29,699	116,642
– Others	75,767	469	19,585	95,821
	131,784	31,395	49,284	212,463
North America				
– United States	9,726	27,179	78,144	115,049
– Others	18,081	95	68	18,244
	27,807	27,274	78,212	133,293
Western Europe				
– Germany	42,651	–	2,331	44,982
– Others	155,136	3	11,827	166,966
	197,787	3	14,158	211,948
Total	357,378	58,672	141,654	557,704

46. Non-bank Mainland China exposures

Non-bank counterparties are identified in accordance with the definitions set out in the prudential return "Quarterly Analysis of Loans and Advances and Provisions" issued by the HKMA. Exposures to Mainland China arising from non-bank counterparties are summarised as follows:

	At 30 June 2008			
	On-balance sheet exposure HK$'m	**Off-balance sheet exposure HK$'m**	**Total exposure HK$'m**	**Individually assessed impairment allowances HK$'m**
Mainland China entities	**85,387**	**37,231**	**122,618**	**30**
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	**28,811**	**17,364**	**46,175**	**36**
Other non-bank Mainland China exposures	**12,419**	**5,322**	**17,741**	**9**
	126,617	**59,917**	**186,534**	**75**

46. Non-bank Mainland China exposures (continued)

	At 31 December 2007			
	On-balance sheet exposure HK$'m	Off-balance sheet exposure HK$'m	Total exposure HK$'m	Individually assessed impairment allowances HK$'m
Mainland China entities	60,275	44,693	104,968	23
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	23,142	17,535	40,677	13
Other non-bank Mainland China exposures	10,133	8,261	18,394	8
	93,550	70,489	164,039	44

47. Ultimate holding company

Central SAFE, acting on behalf of the State, is the ultimate holding company of the Company whilst BOC is the Company's intermediate holding company.

48. Compliance with HKAS 34

The interim report for the first half of 2008 complies with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

49. Statutory accounts

The information in the interim report is unaudited and does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2007 have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 25 March 2008.

ADDITIONAL INFORMATION

1. Corporate information

Board of Directors

Chairman	XIAO Gang•
Vice Chairmen	SUN Changji•
	HE Guangbei
Directors	LI Zaohang•
	ZHOU Zaiqun•
	ZHANG Yanling•
	LEE Raymond Wing Hung
	GAO Yingxin
	FUNG Victor Kwok King*
	KOH Beng Seng*
	SHAN Weijian*
	TUNG Chee Chen*
	TUNG Savio Wai-Hok*
	YANG Linda Tsao*

• Non-executive Directors
* Independent Non-executive Directors

Senior Management

Chief Executive	HE Guangbei
Deputy Chief Executive	LAM Yim Nam
Chief Financial Officer	LEE Raymond Wing Hung
Deputy Chief Executive	GAO Yingxin
Chief Risk Officer	CHEUNG Yau Shing
Deputy Chief Executive	WONG David See Hong
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

ADS Depositary Bank

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

Credit Ratings (Long Term)

Standard & Poor's:	A-
Moody's Investors Service:	Aa3
Fitch Ratings:	A

Index Constituent

The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Index
FTSE All-World Hong Kong Index
Xinhua/FTSE China 25 Index

Stock Codes

Ordinary shares:	
The Stock Exchange of Hong Kong Limited:	2388
Reuters:	2388.HK
Bloomberg:	2388 HK
Level 1 ADR Programme:	
CUSIP No.:	096813209
OTC Symbol:	BHKLY

Website

www.bochk.com

2. Dividend and closure of register of members

The Board declared an interim dividend of HK$0.438 per share (2007: HK$0.428), payable on Thursday, 25 September 2008 to shareholders whose names appear on the Register of Members of the Company on Thursday, 18 September 2008.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Tuesday, 16 September 2008 to Thursday, 18 September 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 12 September 2008. Shares of the Company will be traded ex-dividend as from Thursday, 11 September 2008.

3. Substantial interests in share capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2008, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,953,617,435	(65.77%)
BOC	6,953,617,435	(65.77%)
BOCHKG	6,949,330,256	(65.73%)
BOC (BVI)	6,949,330,256	(65.73%)

Notes:

1. Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.

2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO. BOC (BVI) beneficially holds 6,949,330,256 shares of the Company.

3. The interest in the Company held by BOC included 4,000,000 shares held by BOC Insurance, a wholly-owned subsidiary of BOC, which had been disposed of by BOC Insurance during the reporting period.

4. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited had an interest in 91,500 shares of the Company and an interest in 117,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited had an interest in 78,679 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 30 June 2008, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

4. Directors' rights to acquire shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 30 June 2008 are set out below:

				Number of share options					
Name of Director	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2008	Exercised during the period	Surrendered during the period	Lapsed during the period	Balances as at 30 June 2008
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	-	-	-	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	723,000	-	-	-	723,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	361,500	-	-	1,084,500
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
Total				7,374,600	6,651,600	361,500	-	-	6,290,100

Save as disclosed above, at no time during the period was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

5. Directors' and Chief Executive's interests in shares, underlying shares and debentures

As at 30 June 2008, the Directors, the Chief Executive and their respective associates had the following interests in the shares and underlying shares of the Company, as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers:

	Number of shares/underlying shares held					
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	% of the issued share capital
SUN Changji	1,590,600[1]	–	–	–	1,590,600	0.015%
HE Guangbei	723,000[1]	–	–	–	723,000	0.007%
LI Zaohang	1,446,000[1]	–	–	–	1,446,000	0.014%
ZHOU Zaiqun	1,085,000[2]	–	–	–	1,085,000	0.010%
ZHANG Yanling	1,446,000[1]	–	–	–	1,446,000	0.014%
Total	6,290,600	–	–	–	6,290,600	0.060%

Notes:

1. Such interests represented the respective Directors' interests in underlying shares in respect of the share options granted to him/her pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' rights to acquire shares" above.

2. Such interests included Mr. Zhou's interests in 500 shares and interests in 1,084,500 underlying shares in respect of the share options granted to him pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' rights to acquire shares" above.

Save as disclosed above, as at 30 June 2008, none of the Directors or the Chief Executive of the Company or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

6. Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

7. Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Madam Yang Linda Tsao, Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

7. Audit Committee (continued)

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the interim financial information in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial reports.

8. Compliance with the Code on Corporate Governance Practices of the Listing Rules

In pursuit of the Company's stated objective to embrace good corporate governance principles and practices, the Company has been continuously enhancing its corporate governance practices in order to attain even higher standards. In conjunction with the implementation of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules issued by the Stock Exchange of Hong Kong on 1 January 2005, the Company has further strengthened its corporate governance practices by reference to the requirements of the CG Code and international best practices. The Company is pleased to announce that it has been in full compliance with all the code provisions of the CG Code and that it has also complied with nearly all the recommended best practices set out in the CG Code throughout the period under review. For further details, please refer to the section titled "Corporate Governance" contained in the Annual Report 2007 of the Company.

9. Compliance with the Codes for Securities Transactions by Directors

The Company has adopted the "Code for Securities Transactions by Directors" (the "Company's Code") to govern securities transactions by Directors. The terms of the Company's Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules (the "Model Code"). Apart from the securities of the Company, the Company's Code applies equally to the Director's dealings in the securities of our parent bank, BOC which was listed on the Stock Exchange of Hong Kong in June 2006. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's Code and the Model Code throughout the period under review.

10. Compliance with the Banking (Disclosure) Rules and the Listing Rules

The unaudited interim report complies with the requirements set out in the Banking (Disclosure) Rules and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

11. Interim Report

This Interim Report is available in both English and Chinese. The Chinese version of this Interim Report is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. This Interim Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

If you have any queries about how to obtain copies of this Interim Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

12. Reconciliation between HKFRSs vs IFRS/CAS

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and CAS for which the Company and its subsidiaries will form part of the interim financial information. CAS is the new set of PRC accounting standards that has been effective for annual periods beginning on or after 1 January 2007 for companies publicly listed in PRC. The requirements of CAS have substantially converged with IFRS and HKFRSs.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its interim financial information is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is a difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC (BVI)
approximately 66%
The Company

Second, the Group has prepared its interim financial information in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reported to BOC is prepared in accordance with IFRS and CAS respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its interim financial information on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and CAS respectively for the periods presented.

The major differences between HKFRSs and IFRS/CAS, which arise from the difference in measurement basis in IFRS or CAS and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises; and
- deferred taxation impact arising from the above different measurement basis.

12. Reconciliation between HKFRSs vs IFRS/CAS (continued)

(a) *Re-measurement of carrying value of treasury products*

Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and CAS is basically the same.

(b) *Restatement of carrying value of bank premises*

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS and CAS. Therefore, adjustments have been made to the carrying value of bank premises as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and CAS.

(c) *Deferred tax adjustments*

These represent the deferred tax effect of the aforesaid adjustments.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs, IFRS and CAS will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in future years.

Profit after tax/Net assets reconciliation

HKFRSs Vs IFRS/CAS

	Profit after tax		Net assets	
	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m	**At 30 June 2008 HK$'m**	At 31 December 2007 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**7,181**	7,628	**97,519**	95,058
Add: IFRS/CAS adjustments				
Re-measurement of carrying value of treasury products	**(51)**	(66)	**(7)**	1
Restatement of carrying value of bank premises	**101**	106	**(12,050)**	(9,990)
Deferred tax adjustments	**(18)**	(21)	**1,943**	1,692
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS/CAS	**7,213**	7,647	**87,405**	86,761

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
BOC HONG KONG (HOLDINGS) LIMITED
(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 42 to 114, which comprises the condensed consolidated balance sheet of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2008 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 28 August 2008

Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
BOC Group Life Assurance Company Limited*	Hong Kong 12 March 1997	Ordinary shares HK$868,000,000	51.00%	Life insurance business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$480,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding and investment
Bank of China (Hong Kong) Nominees Limited*	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited*	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee and agency services
BOC Group Trustee Company Limited*	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Financial Products (Cayman) Limited	Cayman 10 November 2006	Ordinary shares US$50,000	100.00%	Note issuing
BOCHK Information Technology (Shenzhen) Co., Ltd.*	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Property holding and investment
BOCHK Information Technology Services (Shenzhen) Ltd*	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Information technology services

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
BOCI-Prudential Trustee Limited*	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Che Hsing (Nominees) Limited*	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services and investment holding
Chiyu Banking Corporation (Nominees) Limited*	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding and investment
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Glister Company Limited*	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.*	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Property holding and investment
Hua Chiao Commercial (Nominees) Limited*	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property holding and investment
Kincheng (Nominees) Limited*	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property holding and investment
Kwong Li Nam Investment Agency Limited*	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Nan Song Company, Limited*	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding
Nanyang Commercial Bank (China) Limited	PRC 14 December 2007	Registered capital RMB2,500,000,000	100.00%	Banking business
Nanyang Commercial Bank (Nominees) Limited*	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited*	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Pacific Trend Profits Corporation*	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited*	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property holding and investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding and investment
Po Sang Financial Investment Services Company Limited*	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trading and investment holding
Po Sang Futures Limited*	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage
Po Sang (Nominees) Limited*	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee services
Rams City (Nominees) Limited*	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services and investment holding
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Property holding and investment

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Seng Sun Development Company, Limited*	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding and investment
Sin Chiao Enterprises Corporation, Limited*	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property holding and investment
Sin Hua Trustee Limited*	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited*	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited*	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China State (Nominees) Limited*	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
The China State Trustee Limited*	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding and investment
Yien Yieh (Nominee) Limited*	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services and investment holding

Po Sang (Nominees) Limited commenced member's voluntary winding up on 31 July 2008.

Remarks:

Name of subsidiaries which are not included in the consolidation group for regulatory purposes in respect of capital adequacy is marked with * in the above table. BOCHK and its subsidiaries specified by the HKMA form the basis of consolidation for its regulatory purposes in accordance with the Banking (Capital) Rules. For accounting purposes, subsidiaries are consolidated in accordance with the accounting standards issued by the HKICPA pursuant to section 18A of the Professional Accountants Ordinance.

DEFINITIONS

In this Interim Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"AC"	The Audit Committee
"ADR"	American Depositary Receipt
"ADS(s)"	American Depositary Share(s)
"ALCO"	The Asset and Liability Management Committee
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOCHK" or "the Bank"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOC International Holdings Limited, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively

Terms	Meanings
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules
"CAS"	China Accounting Standards
"CBS"	Corporate Banking Services
"CCO"	Chief Credit Officer
"CE"	Chief Executive
"CRO"	Chief Risk Officer
"Central SAFE"	Central SAFE Investments Limited
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"EURIBOR"	Euro Interbank Offered Rate
"Fitch"	Fitch Ratings
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HK GAAP"	Generally Accepted Accounting Principles in Hong Kong
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"IPO"	Initial Public Offering
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate

Terms	Meanings
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Moody's"	Moody's Investors Service
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"Nanyang (China)"	Nanyang Commercial Bank (China) Limited, a company incorporated under the laws of the PRC and a wholly owned subsidiary of Nanyang
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"PRC"	The People's Republic of China
"QDII(s)"	Qualified Domestic Institutional Investor(s)
"RC"	The Risk Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMD"	The Risk Management Department
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SME(s)"	Small and medium-sized enterprise(s)
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Standard & Poor's"	Standard & Poor's Ratings Services
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited

Terms	Meanings
"US" or "USA"	the United States of America
"VAR"	Value at Risk

BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2008)167(JY)

18 August 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2008 SEP 12 A 9:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose the announcement in relation to the date of the Board meeting for approving 2008 interim results of the Company as published on the website of Hong Kong Exchanges and Clearing Limited in Hong Kong today for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong 電話 Tel: (852) 2846 2700
網址 Website: www.bochk.com 傳真 Fax: (852) 2810 5830

SC0018(2006.01 1,000)YKE

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

ANNOUNCEMENT

Date of Board Meeting

The Board of Directors of the Company (the "Board") hereby announces that a meeting of the Board will be held on Thursday, 28 August 2008 for the purpose of considering and approving, among other things, the unaudited consolidated financial statements of the Company for the six months period ended 30 June 2008.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 18 August 2008

As at the date of this announcement, the Board comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

File No.82-34675

Our Ref : BS(2008)182(JY)

29 August 2008

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED
2008 SEP 12 A 9: 59

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents in relation to the 2008 Interim Results of the Company for your attention:

1. 2008 Interim Results Announcement as published on the website of Hong Kong Exchanges and Clearing Limited on 28 August 2008;

2. 2008 Interim Report (non-printed version) as published on the website of Hong Kong Exchanges and Clearing Limited on 28 August 2008; and

3. Announcement regarding Closure of Register of Members as published on the website of Hong Kong Exchanges and Clearing Limited on 28 August 2008 and in today's The Standard and Hong Kong Economic Journal.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

2008 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors of the Company is pleased to announce the unaudited results of the Company and its subsidiaries for the six months period ended 30 June 2008. This announcement, containing the full text of the 2008 Interim Report of the Company, complies with the relevant requirements of the Listing Rules in relation to information to accompany preliminary announcements of interim results. Printed version of the Company's 2008 Interim Report will be delivered to the shareholders of the Company and available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.bochk.com in mid September 2008.

	PAGE
Financial Highlights	1
Chairman's Statement	2
Chief Executive's Report	4
Management's Discussion and Analysis	10
Condensed Consolidated Income Statement	42
Condensed Consolidated Balance Sheet	43
Condensed Consolidated Statement of Changes in Equity	44
Condensed Consolidated Cash Flow Statement	46
Notes to the Interim Financial Information	
1. Basis of preparation and accounting policies	47
2. Critical accounting estimates and judgements in applying accounting polices	47
3. Financial risk management	47
4. Net interest income	69
5. Net fees and commission income	70
6. Net trading income	71
7. Net gain on investment in securities	71
8. Net insurance premium income	71
9. Other operating income	72
10. Net insurance benefits and claims	72
11. Net (charge)/reversal of impairment allowances	73
12. Operating expenses	74
13. Net gain from disposal of/fair value adjustments on investment properties	74
14. Net (loss)/gain from disposal/revaluation of properties, plant and equipment	74
15. Taxation	75
16. Dividends	76
17. Earnings per share for profit attributable to the equity holders of the Company	76
18. Retirement benefit costs	76
19. Share option schemes	77
20. Cash and balances with banks and other financial institutions	79
21. Financial assets at fair value through profit or loss	79
22. Derivative financial instruments	81
23. Advances and other accounts	87
24. Investment in securities	88
25. Investment properties	90
26. Properties, plant and equipment	90
27. Other assets	91
28. Financial liabilities at fair value through profit or loss	91
29. Deposits from customers	92
30. Other accounts and provisions	93
31. Assets pledged as security	93
32. Deferred taxation	93
33. Insurance contract liabilities	95
34. Subordinated liability	95

		PAGE
35.	Share capital	96
36.	Reserves	96
37.	Notes to condensed consolidated cash flow statement	96
38.	Contingent liabilities and commitments	97
39.	Capital commitments	98
40.	Operating lease commitments	98
41.	Segmental reporting	99
42.	Significant related party transactions	102
43.	Liquidity ratio	111
44.	Currency concentrations	111
45.	Cross-border claims	112
46.	Non-bank Mainland China exposures	113
47.	Ultimate holding company	114
48.	Compliance with HKAS 34	114
49.	Statutory accounts	114

Additional Information

1.	Corporate information	115
2.	Dividend and closure of register of members	116
3.	Substantial interests in share capital	116
4.	Directors' rights to acquire shares	117
5.	Directors' and Chief Executive's interests in shares, underlying shares and debentures	118
6.	Purchase, sale or redemption of the Company's shares	118
7.	Audit Committee	118
8.	Compliance with the Code on Corporate Governance Practices of the Listing Rules	119
9.	Compliance with the Codes for Securities Transactions by Directors	119
10.	Compliance with the Banking (Disclosure) Rules and the Listing Rules	119
11.	Interim Report	119
12.	Reconciliation between HKFRSs vs IFRS/CAS	120

Independent Review Report 122

Appendix

Subsidiaries of the Company 123

Definitions 127

FINANCIAL HIGHLIGHTS

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m	Year ended 31 December 2007 HK$'m
Net operating income before impairment allowances	**14,039**	12,060	27,254
Operating profit	**7,724**	8,808	18,033
Profit before taxation	**8,434**	9,227	19,126
Profit for the period/year	**7,181**	7,628	15,817
Profit attributable to the equity holders of the Company	**7,088**	7,466	15,446
	HK$	HK$	HK$
Earnings per share	**0.6704**	0.7062	1.4609
Dividend per share	**0.4380**	0.4280	0.9150
	HK$'m	HK$'m	HK$'m
Capital and reserves attributable to the equity holders of the Company	**95,047**	87,749	92,842
Issued and fully paid share capital	**52,864**	52,864	52,864
Total assets	**1,127,168**	1,047,095	1,067,637
Financial ratios	**%**	%	%
Return on average total assets[1]	**1.32**	1.57	1.53
Return on average capital and reserves attributable to the equity holders of the Company[2]	**15.09**	17.32	17.40
Cost to income ratio	**29.12**	28.34	28.52
Loan to deposit ratio[3]	**57.81**	48.17	51.66
Average liquidity ratio[4]	**42.47**	50.08	50.92
Capital adequacy ratio[5]	**13.87**	14.29	13.08

1. Return on average total assets = $\frac{\text{Profit for the period/year}}{\text{Daily average balance of total assets}}$

2. Return on average capital and reserves attributable to the equity holders of the Company

$$= \frac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$$

3. Loan to deposit ratio is calculated as at 30 June 2008, 30 June 2007 and 31 December 2007. Loan represents gross advances to customers. Deposit also includes structured deposits reported as "Financial liabilities at fair value through profit or loss"

4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the corresponding period

5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules.

During the first six months of 2008, the Group's core businesses continued to make good progress amid a more challenging environment, riding on the impetus created by the initiatives we launched last year to strengthen our position in key market areas. The Group's net operating income before impairment allowances rose by 16.4% to HK$14,039 million while operating profit before impairment allowances increased by 15.1% to HK$9,951 million.

The ongoing turbulence in the global credit markets negatively affected our securities investments. To reflect the weakening credit environment, we wrote down the value of our US asset-backed securities. As a result, despite the strong performance of our core businesses for the first half of 2008, our profit growth was impacted by a total net securities provision of HK$2.1 billion charged to the P&L account. The Group's profit attributable to shareholders decreased by 5.1% year-on-year to HK$7,088 million or HK$0.6704 per share.

As at end June 2008, our financial position remained solid with total assets reaching HK$1,127.2 billion, up 5.6% from end 2007. The Group outperformed the market in terms of both loan and deposit growth and our loan to deposit ratio improved substantially to 57.81% from 51.66% as at end 2007. We delivered an impressive growth of 15.1% in our loan book compared to end 2007 while loan quality remained sound with the classified or impaired loan ratio further improved to 0.34% from 0.44% as at end 2007. The Group's growth momentum continues with the successful implementation of our 5-year strategic plan since 2006. Taking into account our mid-to-long term expansion plan, we further reinforced our capital base and improved our capital structure with the support of our parent bank, Bank of China Limited ("BOC"), which granted a subordinated loan of EUR660 million to the Group. Capital adequacy ratio at end-June 2008 was 13.87% and average liquidity ratio remained strong at 42.47%. Balancing the Group's capital need for business expansion and its dividend policy, the Board has declared an interim dividend of HK$0.4380 per share, an increase of 2.3% year-on-year.

As for our business development, we saw marked progress on the back of our enhanced platform. Amid the poor sentiments in the stock market which affected our investment related fee income, we continued to strive for product innovation in response to customers' needs. We also produced significant growth in the fee income from our traditional banking services, including loan and bills commissions, credit cards, RMB business. This, once again, reflected the strength of our underlying business. We maintained our leading market positions in our core businesses including residential mortgage, loan syndication and Hong Kong RMB banking business.

In addition to building a stronger base in Hong Kong, we also made good progress in growing our business outside Hong Kong. In particular, we fostered closer cooperation with our parent bank, BOC to capture emerging business opportunities for mutual gains. As I mentioned in our 2007 annual report, BOCHK was appointed as the principal bank for BOC Group's Asia-Pacific Loan Syndication Centre. Leveraging our expertise and distribution capability, we arranged a number of loan syndications with great success during the first half of 2008. This not only helped enhance our franchise and market position in the Asia-Pacific region but also generated marked increase in related fee income. We also worked closely with our parent bank, BOC to capture new business opportunities with Mainland Chinese enterprises to provide more comprehensive cross-border banking services for their overseas operations and expansion.

Our restructured Mainland business, incorporated under Nanyang Commercial Bank (China) Limited ("Nanyang (China)"), commenced operation last year-end. To cater for the needs of our customers, we continued to expand our product platform, including forming strategic alliances with insurance companies and launching a variety of structured and QDII products. China expansion will remain one of our top investment priorities despite the Group's tighter expense control amid the inflationary environment. We will continue to invest more resources to expand our branch network and enhance the Nanyang (China) franchise.

Looking forward, we expect the operating environment to become more challenging. We will stay alert and be prepared for the increasing operating risks stemming from the uncertainties in the global credit market, the slowdown of the US economy and the rising inflationary pressure worldwide. In Hong Kong, signs of a slowdown are becoming increasingly apparent as reflected in the more conservative sentiment in the property market, lower export figures, and rising operating costs for local companies. The Group believes that sound risk management is particularly crucial under the current operating environment. Although our loan quality continued to improve in the first half of the year, we have already taken more stringent risk management initiatives to prepare for possible deterioration in corporate earnings. In addition, to counteract inflationary trends, we have implemented a cost management mechanism to allow us more flexibility in aligning the growth of our expenses to our income. Nevertheless, the Group will continue to invest in accordance with its strategic priorities while managing cost increases. Our capital strength and liquidity remain sound, which enables us to withstand potential stress facing the market and to safeguard our ability to serve the needs of our customers. Amid the more challenging operating environment, we will focus on quality growth by capitalising on our enhanced business platform and adopting more proactive risk management. As articulated in our 5-year strategy, we remain committed to building a stronger and more comprehensive business platform for the Group's long-term growth and profitability.

I would like to take this opportunity to thank our customers, members of general public and our employees for their quick response and generosity in joining the Bank's fund raising activity that enabled us to deliver timely assistance to the earthquake victims in the wake of the earthquake which struck Sichuan in May.

I wish to thank our customers and shareholders for their continuous support and the Board for their wisdom and counsel. I would also like to extend on behalf of the Board a hearty welcome to Mr. Wong David See Hong, who joined us as Deputy Chief Executive on 1 July this year with overall responsibility for overseeing our financial market business lines. Mr. Wong will bring broad experience and expertise to the role. Through the dedicated leadership of our Management team and the wholehearted commitments and efforts of our associates, I am confident that we will further strengthen the BOCHK franchise and create better value for our shareholders.



XIAO Gang
Chairman

28 August 2008

The operating environment for the banking sector has been challenging this year. The turbulence in the global financial market originating from the US subprime debacle has dealt a severe blow to the US economy with pervasive ramifications for economies worldwide. Back home, various macroeconomic measures taken by the Mainland authorities to cool the overheated Chinese economy have, as targeted, softened its growth pace. Although domestic consumption and external trade remained robust in the first few months of the year, investment sentiments were far less bullish. As the IPO boom subsided, the volume of stock trading activities plunged. The property market also slowed down after an active first quarter. Meanwhile, cost management has become an increasingly thorny issue for the business sector because of mounting inflationary pressure.

Notwithstanding the above challenges, the Group succeeded in growing most of its core businesses and delivered satisfactory operating results in the first half of 2008 versus the same period last year. Our business development and income-generating capabilities have remained sound. With the continued implementation of our Relationship-Product-Channel (RPC) business model, we have been able to forge ahead with the growth strategies under the Group's current strategic plan, grow our operating income, maintain our market lead in key areas, expand into new areas and build up a stronger presence in the Mainland market.

Business Highlights

The following summary highlights our key business results in the interim period:

- Our core businesses recorded satisfactory growth year-on-year. Total operating income rose by a healthy margin, driven by the rise in net interest income, net fees and commission income as well as net trading income.

- We achieved broad-based and strong growth in our core lending business which covers corporate loans, consumer loans and residential property mortgage.

- Further progress was made in high-margin segments such as trade finance, SME loans and Mainland lending while our credit card business continued to expand.

- We maintained our leading positions in loan syndication, residential property mortgage and RMB-related banking in the Hong Kong market.

- Wealth management business continued to grow as our high net-worth customer base expanded.

- Through the implementation of our dualistic business model in China, the Group's Mainland business recorded solid growth in operating income and further expanded its branch network.

- As BOC Group's Asia-Pacific Syndicated Loan Centre, the Group has been making substantial contribution to the whole BOC Group's loan syndication business while reinforcing the Group's market leadership in Hong Kong, Macau and the Mainland.

- The Group's total asset base continued to expand while loan quality further improved.

Financial Performance

In the first half of 2008, the Group's net operating income before impairment allowances went up by 16.4% year-on-year to HK$14,039 million, which was driven by the growth of net interest income, net fees and commission income as well as net trading income. Operating profit before impairment allowances grew by a healthy 15.1% year-on-year to HK$9,951 million.

After a relatively strong 2007, profit attributable to shareholders dropped by 5.1% to HK$7,088 million. This decline was caused mainly by a higher level of impairment allowances provided for this period. Owing to the prevailing uncertainties and gloomy sentiments in the capital market that have a negative impact on the value of its investment in the US asset-backed securities, the Group provided for a net charge of HK$2,149 million of impairment allowances for our US asset-backed securities

in the investment portfolio. This factor inevitably eroded our net profit for this period.

Return on average total assets (ROA) and return on average shareholders' funds (ROE) were 1.32% and 15.09% respectively, versus 1.57% and 17.32% respectively for the same period in 2007. ROA and ROE before impairment allowances improved by 0.05 percentage point and 1.13 percentage points respectively to 1.83% and 21.18% respectively.

Net interest income grew by 12.6% to HK$10,029 million because of a corresponding growth in interest-earning assets. The growth of interest-earning assets was primarily driven by the expansion of the Group's lending business and increased customer deposits. Net interest margin stayed flat at 2.03%, but this was after taking into consideration BOCHK's role as the local RMB clearing bank. As RMB deposits taken by the participating banks in Hong Kong recorded a substantial rise, their impact on our net interest margin became more material. Should this factor be discounted, the Group's net interest margin would have increased to 2.10%, up 3 basis points versus the same period last year.

We recorded an encouraging growth of 15.1% in loans and advances to both corporate and personal customers. Corporate loans increased by 19.1% while residential mortgage loans were up 9.0%. Other consumer lending, including personal loans, also recorded double-digit growth. We have remained the market leader in loan syndication and residential property mortgage. More importantly, benefiting from our enhanced business platform and extensive branch network, we have continued to grow the high-margin loan segments. Trade finance surged by a strong 30.5%. SME loans increased by 16.1%. Loans extended through our Mainland operation increased by 17.2%. The Group's loan-to-deposit ratio was up by 6.15 percentage points during the interim period to 57.81% as the growth of loans outpaced that of deposits.

Despite the sluggish market environment, we continued to pursue the growth of fee-based income with success. The Group's net fees and commission income increased by 10.1% year-on-year to HK$2,899 million. Fee income from our loan business more than doubled to HK$263 million as our loan portfolio expanded substantially during the period under review. Fee income from our card business, RMB-related business, currency exchange, trust services and bills service all grew strongly. The inception of our custody business and the Group's appointment as the BOC Group's Asia-Pacific Syndicated Loan Centre earlier this year also contributed to the growth of our fee income.

After an exceptionally bullish 2007, stock trading fee income experienced a decline of 2.6% versus the first half of 2007 and 42.4% versus the second half of 2007 as the investment market was prevailed over by widespread pessimistic sentiments. At the same time, income from sales of funds plunged by 54.1% as business volume contracted. However, we still managed to grow our fee income from the distribution of bonds by a phenomenal 238.5% year-on-year.

We recorded very impressive growth in our net trading income, which surged by 196.6% year-on-year to HK$1,237 million mainly because of the nearly 5-fold increase in net trading income from foreign exchange and related products. This phenomenal growth was attributable to the increase in business volume as well as the reduction of marked-to-market loss of foreign exchange swap contracts.

Through product innovation and effective marketing, net insurance premium income grew strongly by 53.5% to HK$4,501 million. The growth of premium income from single-premium products was particularly impressive.

On the expenditure front, we have continued to manage our operating costs prudently and maintained our cost-to-income ratio at an optimal level. During the period under review, total operating expenses went up by 19.6% to HK$4,088 million. This increase was caused mainly by pay rise as well as the addition of manpower needed for business growth and development in both our local and Mainland operations. Other contributing factors were

increases in operating expenses for business expansion and higher depreciation arising from our continued investment in infrastructure and equipment for service enhancement. However, the Group's cost-to-income ratio still stood at the low level of 29.12% during the interim period.

As at end-June 2008, the Group's total assets reached HK$1,127.2 billion, up 7.6% year-on-year and 5.6% versus end-December 2007. With rigorous risk management and effective internal control, our asset quality remained excellent. The Group's classified or impaired loan ratio at end-June 2008 was 0.34%, down from 0.44% as at end-2007.

Our capital and liquidity positions remained strong. Consolidated capital adequacy ratio as at end-June 2008 was 13.87%, up from 13.08% as at end-2007, owing to the enlargement of our total capital base, which grew by 13.0% after a subordinated loan of Euro 660 million granted by BOC in June 2008. The Group's average liquidity ratio remained healthy at 42.47%, compared to 50.08% in the first half of 2007. The drop was caused mainly by the decline in average liquefiable assets, due to decreased marketable debt securities, and the increase in average qualifying liabilities as a result of the growth of deposits from customers.

Business Review

Our business performance in the first six months speaks for the strength of the Group's current business model and reinforced business platform in driving growth at a steady pace even in a less favourable market environment.

Personal banking

The performance of the Group's Personal Banking business was mixed in the interim period. It registered a drop of 5.0% in its operating income in the first half of this year after an exceptionally strong 2007. Net interest income decreased by 13.3% to HK$3,330 million mainly due to narrower deposit spread. Other operating income, however, increased by 8.6% to HK$2,532 million. Although income from stock brokerage and sales of funds declined in a gloomy market, the Group's net fees and commission income rose by 5.1% because of the growth in the sales of bonds, RMB-related business, card business and currency exchange business. Foreign exchange income, in particular, surged significantly because of a robust growth in business volume. Profit before taxation decreased by 16.2% to HK$2,965 million.

Despite fierce competition in the market, we have maintained the growth of our residential mortgage business, which increased by 9.0% in the interim period with the introduction of a number of innovative mortgage products. Meanwhile, four new Mortgage Advice Centres have been set up in selected locations to support business growth by offering professional consultancy. All these efforts ensured that we outperformed the industry in the underwriting of new mortgages and maintained our lead in the market. As a result, the Group received due recognition from the market for its outstanding mortgage service.

Although the stock-related agency business was adversely affected by the stock market's virtual slump, we managed to maintain the growth of fee income through product innovation and business platform enhancement. In fact, we have been able to expand and reinforce our bond and life insurance agency businesses considerably in the past few months. The Group continued to expand its range of structured products and at the same time enhanced its private placement services, leading to a remarkable growth in the sales of structured notes by 200.2%.

The Group's insurance agency business witnessed robust growth in the first six months this year. Supported by product innovation, strengthened marketing, upgraded service quality and enhanced operational efficiency, the sales of life insurance products and related commission income rose by 64.7% and 70.0% respectively versus the same period last year.

The Group has been proactive in driving the growth of its wealth management business. Competitive marketing campaigns and incentive programmes were staged to grow its high net-worth customer base. As a result, the number of wealth management customers grew by a hefty 14.4% in the first half of the year.

The expansion of the Group's credit card business was on track as private consumption remained active in Hong Kong. Card issuance grew by 5.4% while cardholder

spending and merchant acquiring volume increased by 17.2% and 23.2% respectively. Such encouraging performance of our card business was the fruit of our credit card unit's creative product development and marketing efforts to seize business opportunities arising from the Beijing Olympics and other avenues. Concurrently, our card business in the Mainland continued to grow through product enhancement. We also benefited from the support available from BOC Services Company Limited, a joint-venture formed between BOC-CC and BOC in November 2007.

We have remained the market leader in the RMB-related banking business in Hong Kong. New services were launched in the interim period to cater to the rapid growth in demand for RMB deposits, which more than doubled during these six months and we have continued to enjoy the largest market share in RMB deposit-taking. Our RMB credit card also recorded solid growth with card issuance increasing by 22.4% from end-2007 while cardholder spending and merchant acquiring volume surging by 66.0% and 73.2% respectively year-on-year.

We have further enhanced our e-banking channels, particularly those serving investment functions, to support business growth. In the first six months of this year, the number of e-banking customers grew by 6.2% while stock trading transactions carried out through e-banking accounted for 77.5% of the total transaction.

Corporate Banking

The Group's Corporate Banking business recorded a solid growth of 11.9% to HK$4,104 million in operating income in the first half of 2008. Operating profit before impairment increased by 9.3% to HK$3,023 million. Profit before taxation stood at HK$2,963 million due to the reduction in loan recoveries and the increase in loan impairment allowances.

Net interest income increased by 6.0% to HK$2,972 million versus the same period last year. This was attributable mainly to the strong growth in loans and advances, although deposit spread narrowed with the decline in interest rates. In view of the worsening of the market condition, we have adjusted our loan pricing strategy accordingly. Other operating income rose by 31.2% to HK$1,132 million, thanks to the strong growth in fee income from the lending business and bills business.

We continued to drive the growth of our loan syndication business during this period and maintained our leading position in the Hong Kong-Macau and the Mainland-Hong Kong-Macau markets respectively. Having been appointed as the BOC Group's Asia-Pacific Syndicated Loan Centre in January this year, we have been in a better position to explore and capture cross-border as well as regional business opportunities, which contributed to the rise in loan fee income so far this year.

We also succeeded in further growing the high-margin segments. Through service enhancement and product innovation, we grew our loans to SME customers by a very solid 16.1% compared to end-2007. We also received awards from the SME sector and the media respectively for our quality services to SMEs. At the same time, by making stronger effort in marketing and improving our operational efficiency, we expanded our trade finance business substantially with the outstanding balance up by 30.5% from end-2007. The volume of trade bills settlement went up by 44% year-on-year.

In the first half of 2008, we strengthened our cash management business through product refinement and innovation and continued to tailor-make cross-border cash management projects for Mainland enterprises seeking global expansion. Meanwhile, by actively exploring business opportunities both local and overseas, our newly established custody business has been making encouraging progress. For example, in the first half of this year, we became the custodian for a local investment fund as well as the foreign custodian for a major joint-venture investment bank for its first QDII product. We also successfully implemented several QDII mandates.

Mainland Business

The Group's Mainland operation continued to record strong business growth and development under the dualistic model. Total operating income increased by a healthy 15.4% to HK$405 million, which was driven by the growth in net interest income and net fees and commission income. Operating profit before impairment allowances fell by 7.6% primarily due to the foreign

exchange loss arising from the revaluation of Nanyang (China)'s HKD capital funds against the appreciated RMB during the period under review. Should this loss be excluded, operating profit before impairment allowances would have increased by 40.3%.

Our lending business in the Mainland registered sturdy growth in the first six months. Total advances to customers increased by 17.2% to the equivalent of HK$35.1 billion, of which RMB loans surged by 26.0%. Loan quality remained excellent, with the classified loan ratio standing at 0.78%. Customer deposits rose sharply by 119.7% to HK$12.7 billion.

Nanyang (China) obtained the official approval in July this year to operate RMB retail banking business in the Mainland. Approval has already been given for the opening of four new branches and sub-branches, of which one has been opened and the remaining three will follow in the coming months. In the interim period, we also rolled out new products systematically to spur the growth of our wealth management business in China while enhancing our cross-border services.

It should be noted that our cooperation with our parent, the BOC Group, has been making significant progress. To capture emerging market opportunities for mutual benefits, we worked closely with BOC on all major business fronts in product development, customer referral, establishment of joint service platform, market exploitation, as well as back-office support. Apart from the aforementioned positive results arising from our appointment as the principal bank for BOC Group's Asia-Pacific Syndicated Loan Centre, we have also been making headway in the development of wealth management and offshore banking services for Mainland customers, and the expansion of our credit card services. With the advantage of BOC's Asia-Pacific network, we have been able to extend the distribution of the Group's products in the region.

Treasury

The Group's Treasury business recorded a very strong growth in operating income of 75.4% year-on-year to HK$4,389 million. Operating profit before impairment allowances grew by an equally strong 76.4% to HK3,958 million. Profit before taxation fell by 19.4% primarily because of a net charge of HK$2,149 million of impairment allowances on the investment in US asset-backed securities.

Riding on its growth momentum and business development capabilities built up recently, the Group's Treasury unit continued to diversify its investment portfolio and strengthen its portfolio management this year, thus improving the return on investment in spite of the deteriorating operating environment. We also took advantage of our enhanced product development capabilities by offering a more diverse range of treasury products to satisfy customers' investment needs. In collaboration with Corporate Banking, currency-linked structured deposits were made available to corporate customers, thus boosting the sales of structured products substantially. Our own brand of equity-linked investment products was launched in January 2008.

Insurance

The growth momentum of the Group's insurance segment has remained strong so far this year. Operating income was up 25.3% to HK$3,493 million due to the hefty rise of 55.5% in net interest income and 21.1% growth in other operating income, of which net insurance premium income surged by 53.4%. On the other hand, net insurance benefits and claims went up substantially by 36.9% as a result of generation of new business. Owing to that and the 43.8% increase in operating expenses, a loss before taxation of HK$178 million was recorded in the period under review.

The strong sales growth of the Group's insurance business was driven primarily by product innovation and an enhanced service platform. A series of single-premium products and a more diverse range of regular-pay products were rolled out in the first half of this year. Such product innovation efforts were supported by a series of marketing initiatives with impressive results. At the same time, the Group's and BOC Life's sales and distribution platform has been substantially reinforced after a team of insurance specialists was set up and stationed at the branches. We have also continued to enhance the BOC Life brand through promotional and incentive programmes.

Outlook

Looking ahead, as increasing uncertainty looms over the US economy and the global financial market while competition and inflationary pressure intensify, we would expect the operating environment to remain challenging in the foreseeable future for the banking sector. There are already signs that the local economy is slowing down after sustaining a long period of robust growth, which might affect investment and demand. Moreover, the movement of interest rates, is likely to be volatile in the coming months.

Under such an environment, it will be important for us to adopt a more prudent approach in our business development and investment strategies. We will also exercise more rigorous risk management and control, especially in ensuring that our loan quality is healthy. At the same time, cost management remains one of our top priorities in running our business.

We will continue to ride on the Group's solid foundations and strive to grow our businesses. We will strengthen our product innovation capabilities and expand our service/product offerings to meet customers' diverse needs in the prevailing investment climate. Concurrently we will make the most of our customer relationship platform and reinforced distribution channels to drive sales.

The development of wealth management remains one of our priorities. By growing our high net-worth client base and enhancing our services, we will further expand our wealth management business in both Hong Kong and the Mainland. We will exploit the growth potential of different groups of customers through segmentation and cross-selling efforts. For instance, we have recently launched the new i-Free Integrated Account Service to offer comprehensive banking services and investment solutions to a wide spectrum of customers.

On the back of the good performance of the Corporate Banking unit in the first six months, we will drive further growth by enhancing our service to satisfy the diverse banking and financial needs of large- and medium-sized corporate customers under a "total solution" approach. We will also take advantage of our unique position to collaborate with our parent BOC to offer comprehensive services to corporate customers across the border and in the Asia-Pacific region.

In response to the changes in the market, we will enrich our portfolio of treasury products to create new demand and growth. Our progress in building the custody business and expanding our cash management service has convinced us that we are moving in the right direction. We will double our effort in growing these businesses and continue to explore other new growth areas.

In the Mainland, we will deepen our market presence by exploiting to the full the growth potential arising from our dualistic business model. Nanyang (China)'s RMB retail banking business in the Mainland is scheduled for commencement later this year. To support its long-term development, we are expanding our Mainland branch network. We will also drive the growth of our lending business and enhance our cross-border services.

The further development of our insurance will remain a key focus. We will drive the growth of sales and market share through product innovation, service enhancement and manpower development.

We will continue to optimise our distribution channels to ensure their operational efficiency and productivity can reach higher standards. We will also reinforce and expand the automated channels, including ATMs and internet banking, to cater to customers' needs and support business growth.

In concluding, I wish to emphasise that, regardless of the challenges that lie ahead in the foreseeable future, I am confident that we can count on the Group's inherent strengths and capabilities, the guidance of the Board of Directors as well as the ongoing support of our shareholders, customers and staff to move forward at a steady pace.



HE Guangbei
Vice Chairman & Chief Executive

Hong Kong, 28 August 2008

The following sections provide metrics and analytics of the Group's performance, financial position, and risk management. These should be read in conjunction with the interim financial information included in this Interim Report.

CONSOLIDATED FINANCIAL REVIEW

In the first six months of 2008, the Group made good progress in executing its strategies and achieved solid growth in its core earnings in a challenging environment. Driven by the growth in net interest income, net fees and commission income as well as net trading income, operating profit before impairment allowances increased by HK$1,309 million, or 15.1%, year-on-year to HK$9,951 million. However, owing to an impairment charge on securities investments and a net charge of loan impairment allowances, the Group's profit attributable to shareholders decreased by HK$378 million, or 5.1%, to HK$7,088 million. Earnings per share were HK$0.6704, down HK$0.0358. Return on average total assets ("ROA") and return on average shareholders' funds ("ROE") were 1.32% and 15.09% respectively. ROA and ROE before impairment allowances improved by 0.05 percentage point and 1.13 percentage points to 1.83% and 21.18% respectively.

Financial Highlights

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Operating income	**14,039**	15,194	12,060
Operating expenses	**(4,088)**	(4,355)	(3,418)
Operating profit before impairment allowances	**9,951**	10,839	8,642
Net (charge)/reversal of impairment allowances	**(2,227)**	(1,614)	166
Others	**710**	674	419
Profit before taxation	**8,434**	9,899	9,227
Profit attributable to equity holders of the Company	**7,088**	7,980	7,466
Earnings per share (HK$)	**0.6704**	0.7547	0.7062
Return on average total assets	**1.32%**	1.50%	1.57%
Return on average shareholders' funds*	**15.09%**	17.68%	17.32%
Return on average total assets before impairment allowances	**1.83%**	1.98%	1.78%
Return on average shareholders' funds before impairment allowances*	**21.18%**	24.01%	20.05%
Net interest margin (NIM)	**2.03%**	2.10%	2.03%
Adjusted NIM**	**2.10%**	2.12%	2.07%
Non-interest income ratio	**28.56%**	30.95%	26.18%
Cost-to-income ratio	**29.12%**	28.66%	28.34%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

** Adjusting for the estimated impact of BOCHK's RMB clearing function.

Since December 2003, the Bank has been the clearing bank to provide RMB clearing services for banks in Hong Kong that operate RMB business. Acting as the clearing bank, the Bank deposits with the People's Bank of China ("PBOC") those RMB deposits taken in Hong Kong by the participating banks. At the same time, the Group earns an interest spread between the RMB funds taken from participating banks and those placed with the PBOC. As RMB deposits grow, the impact on the Group's average interest-earning assets and net interest margin ("NIM") becomes more material. It is, therefore, considered necessary to also provide information on NIM before incorporating the estimated impact of RMB clearing services (hereafter called "Adjusted net interest margin"). Adjusted net interest margin was 2.10% in the first half of 2008.

Analyses of the Group's financial performance and business operations are set out in the following sections.

Net Interest Income and Margin

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Interest income	**18,105**	24,572	21,484
Interest expense	**(8,076)**	(14,080)	(12,581)
Net interest income	**10,029**	10,492	8,903
Average interest-earning assets	**988,746**	992,821	883,030
Net interest spread	**1.79%**	1.68%	1.61%
Net interest margin	**2.03%**	2.10%	2.03%
Adjusting for the estimated impact of BOCHK's RMB clearing function			
Adjusted net interest margin	**2.10%**	2.12%	2.07%

Net interest income increased by HK$1,126 million or 12.6% year-on-year to HK$10,029 million. Net interest margin remained flat at 2.03% as the rise in net interest spread was offset by the decline of the contribution from net free fund due to the fall in market interest rates. The increase in RMB deposits from participating banks also contributed to the flat net interest margin. Should the estimated impact of BOCHK's RMB clearing function in Hong Kong be excluded, adjusted net interest margin, however, would have increased by 3 basis points to 2.10%.

Market interest rates in the first half of 2008 were lower than those in the same period in 2007. Compared to the first half of 2007, average one-month HIBOR fell by 226 basis points to 1.98% while average one-month LIBOR declined by 237 basis points to 2.95%. The Group's average HKD Prime rate decreased by 213 basis points year-on-year to 5.62%, thus widening the HKD Prime-to-one-month HIBOR spread (hereafter called "Prime-HIBOR spread") by 13 basis points to 3.64%.

The improvement in net interest income was mainly driven by the growth in average interest-earning assets of HK$105,716 million, or 12.0%, which was primarily driven by the increase in average customer deposits. The widening of net interest spread underpinned by improved securities spread also contributed to the growth in net interest income; however, it was held back by the decline in the contribution from net free fund. Loan spread was compressed although the average pricing of new corporate loan facilities during this period had improved with the tightened credit environment. Meanwhile, higher yielding loans, including Mainland lending, trade finance and SME loans continued to grow. Total deposit spread decreased amid lower market rates.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

	Half-year ended 30 June 2008		Half-year ended 31 December 2007		Half-year ended 30 June 2007	
ASSETS	**Average balance HK$'m**	**Average yield %**	Average balance HK$'m	Average yield %	Average balance HK$'m	Average yield %
Cash, balances and placements with banks and other financial institutions	**213,538**	**2.53**	242,913	4.15	171,408	3.80
Debt securities investments	**312,522**	**4.49**	332,810	4.99	330,010	4.84
Loans and advances to customers	**447,133**	**3.68**	400,028	5.39	363,753	5.51
Other interest-earning assets	**15,553**	**2.82**	17,070	2.90	17,859	4.53
Total interest-earning assets	**988,746**	**3.67**	992,821	4.91	883,030	4.91
Non interest-earning assets	**101,572**		100,579		87,716	
Total assets	**1,090,318**	**3.33**	1,093,400	4.46	970,746	4.46

	Half-year ended 30 June 2008		Half-year ended 31 December 2007		Half-year ended 30 June 2007	
LIABILITIES	**Average balance HK$'m**	**Average rate %**	Average balance HK$'m	Average rate %	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**70,561**	**2.04**	48,224	3.45	43,374	3.31
Current, savings and fixed deposits	**758,195**	**1.85**	787,418	3.24	696,136	3.30
Certificates of deposit issued	**1,905**	**2.81**	2,062	3.62	2,473	3.54
Other interest-bearing liabilities	**30,112**	**2.23**	27,627	2.54	26,743	3.31
Total interest-bearing liabilities	**860,773**	**1.88**	865,331	3.23	768,726	3.30
Non interest-bearing deposits	**41,542**		40,495		33,178	
Shareholders' funds* and non interest-bearing liabilities	**188,003**		187,574		168,842	
Total liabilities	**1,090,318**	**1.49**	1,093,400	2.55	970,746	2.61

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Compared to the second half of 2007, net interest income fell by HK$463 million, or 4.4%. Average interest-earning assets decreased by HK$4,075 million, or 0.4%, mainly due to the decline in funds from IPO subscription as IPO activities subsided in the first half of 2008. Net interest margin fell by 7 basis points as the increase of 11 basis points in net interest spread was offset by the decline of 18 basis points in contribution from net free funds. The increase in RMB deposits from participating banks also contributed to the decline in net interest margin. Should the estimated impact of BOCHK's RMB clearing function in Hong Kong be excluded, adjusted net interest margin would have decreased by only 2 basis points to 2.10%.

Compared to the second half of 2007, average one-month LIBOR fell by 223 basis points to 2.95% while average 1-month HIBOR decreased by 235 basis points to 1.98%. The Group's average HKD Prime rate decreased by 182 basis points, thus widening the Prime-HIBOR spread by 53 basis points. The decrease in net interest income was mainly attributable to the decline in contribution of net free funds due to fall in market interest rates. Meanwhile, securities spread improved as the funding cost declined. Higher yielding loans, including Mainland lending, trade finance and SME loans, continued to grow. Loan spread also rose as Prime-HIBOR spread widened. Total deposit spread was compressed, mainly due to the decrease in market rates outpaced the drop in the Group's average deposit rate.

Net Fees and Commission Income

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Bills commissions	**329**	315	273
Loan commissions	**263**	218	129
Investment and insurance fee income	**1,743**	2,747	1,764
Securities brokerage (Stockbroking)	**1,289**	2,236	1,324
Securities brokerage (Bonds)	**220**	146	65
Sale of funds	**157**	341	342
Life insurance*	**77**	24	33
General insurance	**55**	44	52
Trust services	**87**	87	66
Payment services	**239**	243	221
Credit cards	**578**	556	471
Account services	**146**	137	153
Guarantees	**26**	8	24
Currency exchange	**108**	111	73
RMB business	**99**	83	54
Correspondent banking	**21**	20	17
IPO-related business	**30**	62	43
Others	**121**	107	99
Fees and commission income	**3,845**	4,738	3,439
Fees and commission expenses	**(946)**	(1,096)	(807)
Net fees and commission income	**2,899**	3,642	2,632

* Fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination

Net fees and commission income rose by HK$267 million or 10.1% year-on-year to HK$2,899 million. Fee income from loan business grew significantly by HK$134 million or 103.9% as a result of the enlargement of the Group's loan portfolio. This was mainly attributed to the successful implementation of the Group's new business model as well as the increase in business following the appointment of the Group as the "Asia-Pacific Syndicated Loan Centre" of the BOC Group early this year. Fees from the card business also showed satisfactory growth of HK$107 million or 22.7% as cardholder spending and merchant acquiring volume were up 17.2% and 23.2% respectively. Fee income from RMB-related business, currency exchange, trust services and bills services all recorded double-digit growth of 83.3%, 47.9%, 31.8% and 20.5% respectively. The Group's custody business also contributed to the growth in fees and commission income. The change in investment sentiments in the stock market, however, had a negative impact on the fee income from investment-related agency businesses. Stock broking fee income declined by HK$35 million or 2.6% while fee income from sale of funds decreased by HK$185 million or 54.1%. These were partly offset by the increase in fee income from the distribution of bonds by HK$155 million or 238.5%. Meanwhile, fees and commission expenses increased by HK$139 million or 17.2%, which was in line with the growth in transaction volume. Major increases in fees and commission expenses came from credit card service, RMB-related business and currency exchange.

Compared to the second half of 2007, net fees and commission income decreased by HK$743 million or 20.4% largely because of the decreases in fee income from stock broking of HK$947 million or 42.4% and sale of funds of HK$184 million or 54.0% as business volumes declined. Meanwhile, fees and commission income from loan services, general insurance, RMB-related business and card business increased by 20.6%, 25.0%, 19.3% and 4.0% respectively. Fees and commission expenses were down 13.7%, mainly due to the decrease in stock broking expenses.

Investment and Insurance Business

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Investment and insurance fee income			
Securities brokerage (Stockbroking)	**1,289**	2,236	1,324
Securities brokerage (Bonds)	**220**	146	65
Sale of funds	**157**	341	342
Life insurance*	**77**	24	33
	1,743	2,747	1,764
Insurance and investment income of BOC Life			
Net insurance premium income	**4,501**	5,493	2,933
Interest income	**538**	442	346
Net (loss)/gain on financial instruments designated at fair value through profit or loss	**(1,392)**	1,282	(389)
Others	**8**	10	5
Gross insurance and investment income of BOC Life#	**3,655**	7,227	2,895
Less: net insurance benefits and claims	**(3,602)**	(6,808)	(2,632)
	53	419	263
Total investment and insurance income	**1,796**	3,166	2,027
Of which: Life insurance fee income*	**77**	24	33
Insurance income of BOC Life#	**53**	419	263
Total life insurance income	**130**	443	296
Investment fee income	**1,666**	2,723	1,731
Total investment and insurance income	**1,796**	3,166	2,027

* Fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

\# Before commission expenses.

Total investment and insurance income decreased by HK$231 million, or 11.4%, year-on-year to HK$1,796 million. Investment and insurance fee income decreased marginally by HK$21 million or 1.2% while BOC Life's insurance income was down HK$210 million, or 79.8%. The decline in investment and insurance fee income was mainly caused by lower contribution from the sales of funds and stock broking, which was, however, substantially offset by the growth in the sales of bonds and life insurance. Income from the sale of funds decreased by HK$185 million or 54.1% as the sales of open-end funds dropped by 64.8% in the sluggish market. In particular, the sales of China equity funds and certain thematic funds declined substantially as the equity market retreated in the first half of 2008. Commission from stock broking was down HK$35 million or 2.6% as retail customers, who make up the majority of the Group's customer portfolio, became less active in trading in a volatile stock market. Meanwhile, commission from the sales of bonds increased significantly by HK$155 million, or 238.5%, as the Group successfully expanded its offerings of structured products and enhanced its private placement services to meet customer needs, which boosted the sales of structured notes by a hefty 200.2%. Fee income from the Group's insurance business partner also rose strongly by HK$44 million, or 133.3% on the back of the 83.1% increase in sales volume. As for BOC Life, despite the investment loss due to the decline in market value, BOC

Life recorded robust growth in premium income as net insurance premium income rose by 53.5% while interest income grew by 55.5%. However, insurance income of BOC Life dropped by HK$210 million or 79.8% to HK$53 million, mainly due to the increase in net loss on financial instruments designated at fair value through profit or loss caused by the marked-to-market loss of its debt securities and equity investments as well as the new business strain generated. Together with the contribution of the HK$77 million fee income from the Group's insurance business partner, total life insurance income was HK$130 million, down HK$166 million or 56.1%.

Compared to the second half of 2007, total investment and insurance income decreased by HK$1,370 million, or 43.3%, mainly as a result of the decrease in investment and insurance fee income of HK$1,004 million or 36.5% as commission income from stock broking and sale of funds declined by 42.4% and 54.0% respectively. The insurance income of BOC Life was down HK$366 million or 87.4% mainly due to the marked-to-market loss of its investment portfolio in the first half of 2008 whereas a capital gain from its equity investments was recorded in the second half of 2007.

Net Trading Income

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Foreign exchange and foreign exchange products	**875**	645	155
Interest rate instruments	**206**	(162)	192
Equity instruments	**135**	111	70
Commodities	**21**	2	–
Net trading income	**1,237**	596	417

Net trading income was HK$1,237 million, up HK$820 million or 196.6% year-on-year mainly due to the surge in net trading income from foreign exchange and foreign exchange products by HK$720 million or 464.5% as marked-to-market loss on foreign exchange swap contracts* was significantly lower by HK$346 million and income from other foreign exchange activities rose by HK$477 million or 90.7%. The growth of income from other foreign exchange activities was mainly driven by the higher business volume of foreign exchange and structured deposits. The increase were partially offset by a foreign exchange loss arising from the revaluation of Nanyang Commercial Bank (China), Limited's ("Nanyang (China)") Hong Kong Dollar capital funds against the appreciated RMB during the course of approval for conversion into RMB. Net trading income from interest rate instruments rose by HK$14 million or 7.3%. Net trading income of equity instruments increased by HK$65 million or 92.9%, which was mainly attributable to the option premium income from the newly launched "Equity-Linked Investments" as well as the increase in the fair value of equity warrants issued by the Group. Net trading income from commodities increased by HK$21 million because of higher customer demand for bullion products in the then prevailing investment environment.

Compared to the second half of 2007, net trading income rose by HK$641 million or 107.6%. The increase was mainly attributable to the increase in the fair value of interest rate swap contracts and the growth in income from foreign exchange transactions and structured deposits.

* Foreign exchange swap contracts are usually used for the Group's liquidity management and funding activities. Under foreign exchange swap contracts, the Group exchanges one currency (original currency) for another (swapped currency) at the spot exchange rate (spot transaction) and commits to reverse the spot transaction by exchanging the same currency pair at a future maturity at a predetermined rate (forward transaction). In this way, surplus funds in original currency are swapped into another currency for liquidity and funding purposes without any foreign exchange risk. Under HKAS 39, the exchange difference between the spot and forward contracts is recognised as foreign exchange gain or loss (as included in "net trading income"), while the corresponding interest differential between the surplus funds in original currency and swapped currency is reflected in net interest income.

Net (Loss)/Gain on Financial Instruments Designated at Fair Value through Profit or Loss (FVTPL)

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Net (loss)/gain on financial instruments designated at FVTPL of the banking business	**(92)**	(20)	(5)
Net (loss)/gain on financial instruments designated at FVTPL of BOC Life	**(1,392)**	1,282	(389)
Net (loss)/gain on financial instruments designated at FVTPL	**(1,484)**	1,262	(394)

Net loss on financial instruments designated at fair value through profit or loss rose by HK$1,090 million or 276.6% year-on-year. This was mainly due to the increase in marked-to-market loss on both debt securities and equity investments held by BOC Life.

Compared to the net gain of HK$1,262 million recorded in the second half of 2007, net loss on financial instruments designated at fair value through profit or loss in the first half of 2008 was HK$1,484 million. The decline of HK$2,746 million was mainly due to the marked-to-market loss of debt securities investments of BOC Life recorded in the first half of 2008 whereas a capital gain from the equity investments and a marked-to-market gain of debt securities investments of BOC life were recorded in the second half of last year.

Net Insurance Premium Income

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Life and Annuity	**4,195**	4,237	2,358
Linked Long Term	**316**	1,262	578
Retirement Scheme	**–**	–	–
	4,511	5,499	2,936
Reinsurers' share of gross earned premiums	**(10)**	(6)	(3)
Net insurance premium income	**4,501**	5,493	2,933

Net insurance premium income surged by HK$1,568 million, or 53.5%, to HK$4,501 million, mainly driven by the increase in premium income from single premium products. In the first half of the year, the Group stepped up its marketing efforts by introducing a host of promotional activities and improving its multi-channel marketing platform. As a result, net insurance premium income from single and regular premium products were up 56.5% and 31.7% respectively.

Compared to the second half of 2007, net insurance premium income dropped by HK$992 million or 18.1%. The decrease was mainly attributable to the decline in premium income from investment-linked products as the market became less active in the first half of 2008. On the other hand, net insurance premium income from regular premium products was up 6.8%.

Net Insurance Benefits and Claims

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Life and Annuity	**3,601**	5,443	2,084
Linked Long Term	**1**	1,364	551
Retirement Scheme	**1**	4	(2)
	3,603	6,811	2,633
Reinsurers' share of claims, benefits and surrenders paid	**(1)**	(3)	(1)
Net insurance benefits and claims	**3,602**	6,808	2,632

Net insurance benefits and claims increased by HK$970 million, or 36.9%, to HK$3,602 million, primarily due to the growth of net insurance premium income. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

Compared to the second half of 2007, net insurance benefits and claims dropped by HK$3,206 million or 47.1%, resulting mainly from the decrease in business volume and change in market interest rates.

Operating Expenses

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Staff costs	**2,482**	2,547	2,109
Premises and equipment expenses (excluding depreciation)	**495**	541	417
Depreciation on owned fixed assets	**480**	414	373
Other operating expenses	**631**	853	519
Operating expenses	**4,088**	4,355	3,418
Cost-to-income ratio	**29.12%**	28.66%	28.34%

Total operating expenses were up HK$670 million, or 19.6%, year-on-year to HK$4,088 million, which was broadly in line with overall business growth. Staff costs rose by HK$373 million primarily due to pay rise and the recruitment of new staff for business expansion. Compared to end-June 2007, headcount measured in full-time equivalents rose by 750 to 13,616 at end-June 2008.

Premises and equipment expenses increased by HK$78 million or 18.7% mainly because of higher rental and IT costs.

Depreciation on owned fixed assets rose by HK$107 million, or 28.7%, to HK$480 million due to the increase of computer equipment as the Group continued with infrastructure improvement coupled with the appreciation of the value of bank premises.

Other operating expenses were up HK$112 million, or 21.6%, mainly due to the rise in operating expenses as business volume increased, higher business tax due to increased businesses in the Mainland as well as the rise in promotional expenses and donations.

Compared to the second half of 2007, total operating expenses fell by HK$267 million, or 6.1%, mainly due to the decline in promotional expenses and certain business expenses following the drop in business volume.

Net (Charge)/Reversal of Loan Impairment Allowances

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Net (Charge)/Reversal of loan impairment allowances			
Individual assessment			
– new allowances	**(142)**	(224)	(106)
– releases	**62**	190	109
– recoveries	**187**	971	340
Collective assessment			
– new allowances	**(199)**	(433)	(192)
– releases	**7**	–	–
– recoveries	**14**	15	15
Net (charge)/credit to Income Statement	**(71)**	519	166

In the first half of 2008, the Group recorded a net charge of loan impairment allowances of HK$71 million. Compared to a net credit of HK$166 million in the first half of 2007, the increase in net charge of loan impairment allowances was mainly due to the decline in loan recoveries and the increase in net charge of allowances (before recoveries) from individual assessment.

Net loan impairment charge from individual assessment (before recoveries) was HK$80 million, compared to the net release of HK$3 million recorded in the first half of 2007. The increase in net impairment charge (before recoveries) was caused by the increase in new allowances as they were made to cover the formation of new impaired loans and further deterioration of existing impaired accounts. Reduction of release of allowances due to significant improvement in loan quality during past years also contributed to the increase in the net impairment charge.

Net charge of collective impairment allowances (before recoveries) remained flat year-on-year at HK$192 million. New impairment allowances were made as the Group's loan portfolio further expanded.

The Group continued to make recoveries of loans that were previously written off. Total recoveries in individual and collective assessment amounted to HK$201 million, down HK$154 million compared to the first half of 2007.

Compared to a net release of loan impairment allowances recorded in the second half of last year which was mainly attributable to the recoveries of certain large accounts, the Group registered a net charge of loan impairment allowances in the first half of 2008.

Net Charge of Impairment Allowances on Securities Investments

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Held-to-maturity securities	**(962)**	(1,844)	–
Available-for-sale securities	**(1,187)**	(289)	–
Net charge of impairment allowances on securities investments	**(2,149)**	(2,133)	–

In the first half of 2008, further deterioration of the capital market had an impact on the Group's securities investment in the US and hence the related provisions. The Group carried out a comprehensive assessment on its impairment charges, taking into account the relevant criteria and other specific features of the investments, and increased its provisions accordingly. As a result, the Group recorded HK$2,149 million of net charge of impairment allowances for its portfolio of US mortgage-backed securities, which comprised HK$420 million net write-back for the US subprime mortgage-backed securities, a net charge of HK$655 million for Alt-A and HK$1,914 million for Prime residential mortgage-backed securities. For details about the composition of the Group's investment securities portfolio, and the impairment and provisioning policies on investment, please refer to Note 24, Note 1 and Note 2 to the Interim Financial Information.

Compared to the second half of 2007, net charge of impairment allowances rose by HK$16 million or 0.8%.

Property Revaluation

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Net (loss)/gain on revaluation of premises	**(8)**	12	7
Net gain on fair value adjustments on investment properties	**701**	642	414
Deferred tax	**(53)**	(84)	(59)
Net gain on fair value adjustments on investment properties, after tax	**648**	558	355

The aggregate impact of property revaluation before tax on the income statement for the first half of 2008 was HK$693 million, of which a net gain of HK$701 million came from the revaluation of investment properties, partially offset by a net loss of HK$8 million from the revaluation of premises. The related deferred tax charge on revaluation of investment properties amounted to HK$53 million. As a result, the net impact of fair value adjustments on investment properties after tax in the first half of 2008 was HK$648 million. The net gain on property revaluation was in line with the increase in property prices in the first half of 2008.

Compared to the second half of 2007, net gain from revaluation of investment properties after tax increased by HK$90 million or 16.1%.

Financial Position

HK$'m, except percentage amounts	At 30 June 2008	At 31 December 2007
Cash and balances with banks and other financial institutions	**188,452**	159,065
Placements with banks and other financial institutions maturing between one and twelve months	**50,689**	53,154
Hong Kong SAR Government certificates of indebtedness	**32,430**	32,770
Securities investments[1]	**299,979**	335,623
Advances and other accounts	**487,012**	420,234
Fixed assets and investment properties	**33,864**	31,351
Other assets[2]	**34,742**	35,440
Total assets	**1,127,168**	1,067,637
Hong Kong SAR currency notes in circulation	**32,430**	32,770
Deposits and balances of banks and other financial institutions	**81,625**	60,599
Deposits from customers	**819,110**	793,606
Debt securities in issue at amortised cost[3]	**2,756**	2,089
Insurance contract liabilities	**25,070**	22,497
Other accounts and provisions	**60,508**	61,018
Subordinated liabilities[4]	**8,150**	–
Total liabilities	**1,029,649**	972,579
Minority interests	**2,472**	2,216
Capital and reserves attributable to the equity holders of the Company	**95,047**	92,842
Total liabilities and equity	**1,127,168**	1,067,637
Loan-to-deposit ratio	**57.81%**	51.66%

1 Securities investments comprise investment in securities and financial assets at fair value through profit or loss

2 Interests in associates, deferred tax assets and derivative financial instruments are included in other assets.

3 Debt securities in issue at amortised cost represents the notes issued under the Group's notes programme.

4 Subordinated liabilities represents the subordinated loan granted by the Group's parent bank, Bank of China Limited.

Balance Sheet Mix as at 30 June 2008


HK$'m/(%)
67,172 (6%)
188,452 (17%)
33,864 (3%)
50,689 (4%)
487,012 (43%)
299,979 (27%)

Balance Sheet Mix as at 31 December 2007


HK$'m/(%)
68,210 (6%)
159,065 (15%)
31,351 (3%)
53,154 (5%)
420,234 (40%)
335,623 (31%)

Cash and balances with banks and other financial institutions
Placements with banks and other financial institutions maturing between one and twelve months
Securities investments
Advances and other accounts
Fixed assets and investment properties
Other assets

The Group's total assets were HK$1,127,168 million as at 30 June 2008, up HK$59,531 million or 5.6% from the end of 2007. Key changes include:

- Cash and balances with banks and other financial institutions increased by HK$29,387 million, or 18.5%, mainly due to the increase in RMB deposits from participating banks placed with the PBOC.

- Advances and other accounts increased by HK$66,778 million, or 15.9%, primarily due to the growth of advances to customers by HK$62,525 million or 15.1%.

- Securities investments decreased by HK$35,644 million or 10.6% as funds were redeployed into advances to customers. As of 30 June 2008, the Group's exposure in US subprime mortgage-backed securities dropped to HK$1.2 billion from HK$4.1 billion as of end-2007.

Advances to Customers

HK$'m, except percentage amounts	**At 30 June 2008**	**%**	At 31 December 2007	%
Loans for use in Hong Kong	**342,227**	**72.0**	305,677	74.0
Industrial, commercial and financial	**194,423**	**40.9**	168,656	40.8
Individuals	**147,804**	**31.1**	137,021	33.2
Trade finance	**31,683**	**6.7**	24,275	5.9
Loans for use outside Hong Kong	**101,677**	**21.3**	83,110	20.1
Total advances to customers	**475,587**	**100.0**	413,062	100.0

Riding on the growth momentum built up last year, total advances to customers grew strongly by HK$62,525 million or 15.1% to HK$475,587 million. The growth was broad-based, covering both corporate and individual loans, and should be attributed to the effective implementation of the Group's business strategies under its new business model. The Bank's appointment as the "Asia-Pacific Syndicated Loan Centre" of the BOC Group early this year also helped grow its syndication lending.

Loans for use in Hong Kong grew by 12.0%.

- Lending to the industrial, commercial and financial sectors increased by HK$25,767 million, or 15.3%, to HK$194,423 million, driven by the growth in loans for property investment, property development, information technology, manufacturing as well as the wholesale and retail trade.

- Residential mortgage loans (excluding those under the government-sponsored Home Ownership Scheme) was up HK$9,565 million, or 9.0%, to HK$116,148 million as a result of the Group's effective product innovation and marketing efforts.

- Card advances was down HK$95 million, or 1.6%, to HK$5,666 million.

- Other consumer lending increased by HK$1,153 million, or 10.8%, to HK$11,861 million mainly due to the growth in personal loans.

Trade finance surged by HK$7,408 million, or 30.5%, as a result of the Group's promotional efforts, improved business model together with the robust import and export trade. Meanwhile, loans for use outside Hong Kong also grew strongly by HK$18,567 million or 22.3%. The increase was mainly driven by overseas lending and loan growth of the Group's Mainland operation.

Total advances to customers by currency mix (%)



6%
18%
76%
2008.06.30
6%
16%
78%
2007.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD advances to customers accounted for 75.7% and 18.3% respectively of the total at the end of June 2008 while advances to customers in RMB and other currencies accounted for 3.6% and 2.4% respectively. The proportion of USD advances to customers rose by 2.7% while HKD advances to customers declined by 2.7%. There was no significant change in other currency mix in the first half of 2008.

Deposits from Customers

HK$'m, except percentage amounts	At 30 June 2008	%	At 31 December 2007	%
Demand deposits and current accounts	**40,907**	**5.0**	40,499	5.1
Savings deposits	**295,502**	**35.9**	286,653	35.9
Time, call and notice deposits	**482,701**	**58.7**	466,454	58.3
Total deposits from customers	**819,110**	**99.6**	793,606	99.3
Structured deposits	**3,601**	**0.4**	5,959	0.7
Adjusted total deposits from customers	**822,711**	**100.0**	799,565	100.0

Total deposits from customers increased by HK$25,504 million, or 3.2%, to HK$819,110 million. Demand deposits and current accounts rose by HK$408 million or 1.0%. Savings deposits increased by HK$8,849 million or 3.1%. Time, call and notice deposits were up HK$16,247 million or 3.5%. Structured deposits, a hybrid of retail deposit and derivatives offering a higher nominal interest rate, decreased by HK$2,358 million, or 39.6% as customers chose to switch their funds to other investment instruments under the volatile investment environment. The Group's loan-to-deposit ratio was up 6.15 percentage points to 57.81% at the end of June 2008 as total loan growth outpaced deposits growth.

Adjusted total deposits from customers by currency mix (%)


16%
60%
24%
2008.06.30
10%
21%
69%
2007.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD deposits accounted for 60.3% and 23.8% respectively at the end of June 2008, while deposits in RMB and other currencies accounted for 5.1% and 10.8% respectively. The proportion of HKD deposits dropped by 8.8 percentage points while that of RMB and other currency deposits rose by 2.9 percentage points and 3.1 percentage points respectively from the end of 2007, reflecting customers' preferences for shifting their funds into RMB deposits in anticipation of the appreciation in the value of RMB and into other foreign currency deposits for higher returns. The proportion of USD deposits also rose by 2.8%. The Group's HKD loan-to-deposit ratio was 72.6%, up from 58.7% at end-2007 as HKD loans increased while HKD deposits decreased.

Loan Quality

HK$'m, except percentage amounts	**At 30 June 2008**	At 31 December 2007
Advances to customers	**475,587**	413,062
Classified or impaired loan ratio&	**0.34%**	0.44%
Impairment allowances	**1,524**	1,385
Regulatory reserve for general banking risks	**4,620**	4,130
Total allowances and regulatory reserve	**6,144**	5,515
Total allowances as a percentage of advances to customers	**0.32%**	0.34%
Total allowances and regulatory reserve as a percentage of advances to customers	**1.29%**	1.34%
Impairment allowances on classified or impaired loan ratio##	**27.50%**	22.52%
Residential mortgage loans* – delinquency and rescheduled loan ratio**	**0.08%**	0.15%
Card advances – delinquency ratio**#	**0.30%**	0.28%

	Half-year ended 30 June 2008	Half-year ended 30 June 2007
Card advances – charge-off ratio#	**2.14%**	2.59%

& Classified or impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired. Repossessed assets are initially recognised at the lower of their fair value less costs to sell or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Excluding Great Wall cards and computed according to the HKMA's definition

\## Including impairment allowances on loans classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

The Group's loan quality continued to improve with the classified or impaired loan ratio falling to a historical low of 0.34%, against 0.44% at end-2007. Classified loans decreased by approximately HK$0.2 billion or 10.8% to HK$1.6 billion. New classified loans remained at a low level, representing less than 0.1% of total loans outstanding.

Total impairment allowances, including both individual assessment and collective assessment, amounted to HK$1,524 million. Impairment allowances on classified or impaired loan ratio were 27.50%. The Group's regulatory reserve rose by HK$490 million to HK$4,620 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve with the combined delinquency and rescheduled loan ratio falling by 0.07 percentage point to 0.08% at the end of June 2008. The quality of card advances remained sound, with the charge-off ratio standing at 2.14% in the first half of 2008. Both ratios were well below the market average.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 30 June 2008**	At 31 December 2007
Core capital	**67,155**	67,145
Deductions	**(274)**	(483)
Core capital after deductions	**66,881**	66,662
Supplementary capital	**14,032**	5,161
Deductions	**(274)**	(483)
Supplementary capital after deductions	**13,758**	4,678
Total capital base after deductions	**80,639**	71,340
Risk-weighted assets		
Credit risk	**547,432**	510,970
Market risk	**6,299**	7,998
Operational risk	**42,631**	39,139
Deductions	**(15,085)**	(12,875)
Total risk-weighted assets	**581,277**	545,232
Capital adequacy ratios (banking group level)		
Core capital ratio	**11.51%**	12.23%
Capital adequacy ratio	**13.87%**	13.08%

	Half-year ended 30 June 2008	Half-year ended 30 June 2007
Average liquidity ratio	**42.47%**	50.08%

In accordance with the Banking (Capital) Rules effective from 1 January 2007, the Group adopted the Standardised Approach in calculating capital adequacy ratios.

Consolidated capital adequacy ratio of the banking group at 30 June 2008 was 13.87%, up 0.79 percentage point from end-2007 due to the increase in total capital base. Total capital base rose by 13.0% to HK$80,639 million mainly due to a subordinated loan of EURO 660 million (approximately HK$8.15 billion) obtained by the Group from its parent bank, Bank of China Limited, on 27 June 2008. This subordinated loan meets the conditions laid down in the Banking (Capital) Rules and has been included as supplementary capital for the purpose of determining the capital base of the banking group. Meanwhile, risk-weighted assets rose by 6.6% to HK$581,277 million, mainly driven by significant growth in advances to customers.

Average liquidity ratio remained strong at 42.47%, versus 50.08% in the first half of 2007. The fall in average liquidity ratio was caused by the decline of average liquefiable assets with decreased marketable debt securities, coupled with the growth of average qualifying liabilities resulting from the increase in customer deposits.

BUSINESS REVIEW

This section covers the review of the Group's business lines together with their respective financial results.

Personal Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Restated Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**3,330**	3,841	-13.3%
Other operating income	**2,532**	2,332	+8.6%
Operating income	**5,862**	6,173	-5.0%
Operating expenses	**(2,879)**	(2,581)	+11.5%
Operating profit before impairment allowances	**2,983**	3,592	-17.0%
Net charge of loan impairment allowances	**(14)**	(54)	-74.1%
Others	**(4)**	–	N/A
Profit before taxation	**2,965**	3,538	-16.2%

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**165,005**	162,634	+1.5%
Segment liabilities	**524,774**	545,397	-3.8%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

Personal Banking recorded a profit before taxation of HK$2,965 million in the first half of 2008. Operating profit before impairment allowances declined by 17.0% to HK$2,983 million because of lower net interest income and increased operating expenses, which was partly offset by the increase in other operating income.

Net interest income fell by 13.3% to HK$3,330 million, mainly due to narrower deposit spread as average market interest rates were lower. Other operating income rose by 8.6% to HK$2,532 million. Net fees and commission income increased by 5.1%, primarily attributable to the growth of income from the sales of bonds and structured products, RMB-related business, card business and currency exchange. Commission income from both stock broking and sale of funds dropped. However, income from foreign exchange activities grew strongly as business volume increased.

Operating expenses rose by 11.5% to HK$2,879 million mainly because of higher staff costs after headcount increase and pay rise. Higher promotional expenses and IT costs also contributed to the increase in operating expenses.

Net charge of loan impairment allowances fell by 74.1% to HK$14 million. This reflects an improvement in asset quality due to lower bad debt migration rate and rise in collateral values as well as an increase in recoveries.

Advances and other accounts, including mortgage loans and card advances, increased by 7.8% to HK$153,205 million. Customer deposits fell by 2.3% to HK$501,081 million as customers switched their funds to other higher yielding investments under the low interest rate environment.

Ensuring growth and market recognition in residential property mortgage

In spite of fierce market competition, the Group grew its residential mortgage business by 9.0% through effective marketing and the introduction of a number of new mortgage products such as "8 Privilege Offers for the 2008 Olympics Mortgage Scheme" and "Olympic Decathlon Mortgage Scheme". The Group also set up four new Mortgage Advice Centres in selected areas to provide professional consultancy services to customers. All these innovative efforts, together with the Group's intrinsic strengths and track record, ensured that the Group could maintain its leading position in the residential mortgage market with the underwriting of new mortgages increasing by 65.4% year-on-year, outperforming the market average of 61.7%. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio fell further to 0.08%. In recognition of its outstanding mortgage services, the Group was awarded the "*Sing Tao* Excellent Services Brand Award 2007 – Mortgage and Loan Services" and the "*Capital Weekly* Service Awards 2008 – Mortgage" by *Sing Tao Daily* and *Capital Weekly* respectively.

Maintaining the competitiveness of investment and insurance businesses

In the first half of 2008, given the increasing concern over the global credit crisis and loss of confidence in the investment environment, stock markets throughout the world experienced a slump in general. Naturally, this had an adverse impact on the Group's investment-related agency businesses. Nevertheless, the Group made good progress in product innovation and further enhanced its business platform to meet customers' needs. Moreover, the Group expanded its bond and life insurance agency businesses considerably during the period. The Group continued to promote its stock brokerage business and improve its trading platforms and services such as the "Closing Auction Session for Securities Trading" and "Online Securities Margin Trading" services. In anticipation of a more volatile market in 2008, the Group launched the "Balanced Investment Funds Series" (the "Series") in December 2007 to raise customers' awareness of portfolio risk management while offering a wide array of investment products. As a result, the total number of funds available for selection in the Series increased and its contribution to the total fund sales significantly improved. The Group continued to expand its range of structured products and enhance its private placement services, leading to a strong growth of 200.2% in the sales of structured notes.

Regarding the life insurance agency business, with effective marketing, extensive staff training, optimised operation procedures and product innovation, the sales of life insurance products and related commission income surged by 64.7% and 70.0% respectively year-on-year*. In terms of product innovation, the Group introduced a range of tailor-made products such as the "Fortuitous Saving Protection Plan" and "Pleasure 5-Year Saving Protection Plan" during the period to meet the diverse needs of customers.

To cope with customer's demand for all-encompassing protection products, the Group pioneered a first-of-its-kind bundled protection product in the market known as the "BOC Family Comprehensive Protection Plan". This product offers customers with extensive protection covering home content, annual travel, personal accident, golfer and domestic helper. Not surprisingly, customers' feedback on this product has been highly positive.

Continuous expansion of high net worth customer base

The Group is committed to providing premium services to its high net worth customers. In the first half of 2008, the Group enhanced its private placement service which helped boost the sales volume of structured notes by 200.2%. To expand its high net worth customer base, the Group launched marketing campaigns such as the "Olympic Five Rings Rewards", offering a range of exclusive privileges on designated transactions in foreign currency fixed deposits, RMB services, fund subscription and securities trading. The Group also introduced the "Customer-Get-Customer Programme" by rewarding existing wealth management customers with privileges for new customers referred. As at the end of June 2008, the total number of wealth management customers** grew by 14.4% versus end-2007. Meanwhile, assets of wealth management customers maintained with the Group declined by 1.8% amidst a volatile stock market.

* Before inter-segment elimination

** Including wealth management VIP and wealth management Prime customers

Steady growth of credit card business

The Group's card business continued to expand due to active private consumption with the number of cards in issue increasing by 5.4% from the end of last year. At the same time, cardholder spending volume and merchant acquiring volume registered growths of 17.2% and 23.2% respectively.

To grasp business opportunities arising from the 2008 Beijing Olympics, the Group issued the "VISA BOC Olympic Games Platinum Card" in May 2008. In the same month, a new co-branded card, "BOC Esso MasterCard", was launched providing exclusive privileges to cardholders. These new cards not only enriched the Group's product range but also enhanced its product differentiation among the competitors. Meanwhile, the Group's card business in the Mainland continued to grow and the "EMV Titanium Card" was introduced during the period. The Group has also been benefiting from the bank card-related service and support in the Mainland market made available by BOC Services Company, Limited, a joint venture formed between BOC Credit Card (International) Ltd. and BOC in November 2007.

Growing and leading RMB banking business in Hong Kong

The Group has maintained its leading position in RMB banking business in Hong Kong. To satisfy the surge in demand for RMB deposits in the first half of 2008, the Group launched "RMB Exchange Express" to provide customers with a more convenient service in their RMB exchange transactions. At the same time, the Group launched the "RMB Remittance Express" service in April 2008, providing customers with RMB remittance service to bank accounts in the Mainland with preferential handling charges. The Group has continued to enjoy the largest market share in its local RMB deposits-taking business with the amount of deposits more than doubled in the first half of 2008. In respect of the RMB credit card business, the Group has also maintained its leading position as the number of RMB credit cards issued grew by 22.4% from the end of 2007 while the RMB card acquiring volume and RMB cardholder spending volume surged by 73.2% and 66.0% respectively year-on-year. At the end of June 2008, the number of ATMs providing RMB withdrawal service reached 326. Taking advantage of the Group's leading position in RMB business, the total number of RMB withdrawals in our ATM network in the first half of 2008 recorded a significant increase of 81.5% compared with the same period of 2007.

Channel rationalisation and e-channel development

The Group continued to optimise its distribution channels. In the first half of 2008, the Group opened 1 new branch, renovated 12 existing branches and added 6 Wealth Management Centres and 4 Mortgage Advice Centres to its network in Hong Kong. As at the end of June 2008, the Group's service network in Hong Kong comprised of 289 branches.

Customers' satisfaction regarding the Group's service quality is of utmost importance to the Group. In the first half of 2008, the Group launched a comprehensive transaction survey programme in branches for obtaining customers' feedback on the Group's service improvement programmes. At the same time, the Group continued to enhance its e-banking channels, especially for investment functions, in order to strengthen its competitive edge in providing internet investment services. In the first half of 2008, the number of e-banking customers increased by 6.2% and the stock trading transactions carried out through e-channels accounted for 77.5% of total number of transaction.

Corporate Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Restated Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**2,972**	2,803	+6.0%
Other operating income	**1,132**	863	+31.2%
Operating income	**4,104**	3,666	+11.9%
Operating expenses	**(1,081)**	(899)	+20.2%
Operating profit before impairment allowances	**3,023**	2,767	+9.3%
Net (charge)/release of loan impairment allowances	**(57)**	220	N/A
Others	**(3)**	-	N/A
Profit before taxation	**2,963**	2,987	-0.8%

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**339,456**	281,680	+20.5%
Segment liabilities	**324,447**	284,353	+14.1%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

Corporate Banking achieved good results in the first half of 2008. Operating income increased by 11.9% to HK$4,104 million, which was driven by the growth in both net interest income and other operating income. After accounting for the 20.2% increase in operating expenses, operating profit before impairment allowances rose by 9.3% to HK$3,023 million. Profit before taxation fell by 0.8% to HK$2,963 million, mainly due to the decline in loan recoveries and increase in loan impairment allowances.

Net interest income increased by 6.0% to HK$2,972 million mainly due to the growth in loans and advances, which was partly offset by narrower deposit spread as average market interest rates dropped. Other operating income rose by 31.2% to HK$1,132 million, thanks to the growth in fees income from loan and bills services.

Operating expenses were up 20.2% to HK$1,081 million, mainly due to higher staff costs after headcount increase and pay rise. Higher business tax for increased Mainland business and depreciation charges on computer equipment also contributed to the increase in operating expenses.

Net charge of loan impairment allowances was HK$57 million, compared to the net release of HK$220 million in the first half of 2007. The net charge reflected the reduction of loan recoveries and the increase in the loan impairment allowances made to cover the formation of new impaired loans and further deterioration of existing impaired accounts. In view of the unfavorable outlook of the macro economics and signs of deterioration of the US economy, precautionary measures have been implemented such as by tightening up the underwriting standards of credit approval and the monitoring of SME loans, revising the lending and pricing strategies on new credits of the segments concerned.

Advances and other accounts increased significantly by 20.3% to HK$337,568 million. Customer deposits grew by 13.9% to HK$320,692 million.

Spearheading the growth of loan syndication

The Group has maintained its leading position in loan syndication. According to *Basis Point*, the Group remained the top mandated arranger in the markets of syndicated loans for both Hong Kong-Macau and the Mainland-Hong Kong-Macau in the first half of 2008. In January 2008, the Group was appointed as the "Asia-Pacific Syndicated Loan Centre" of the BOC Group with the responsibilities of initiating, coordinating and managing the syndicated loan business in the Asia-Pacific region. This appointment not only signifies the recognition of the Group's expertise and extensive experience in the syndicated loan market, but also helps it in exploring cross-border business opportunities in the wider region. It helps boost the Group's loan fee income as well as its syndicated lending. The Group established the first phase of the "Loan Syndication Information Management System" in the first half of 2008. This new system links up similar networks of the BOC Group's major branches, thus optimising the sharing of supporting information among group members and enhancing overall operational efficiency.

Making good progress in expanding SME business

The high-yielding SME business remains one of the Group's strategic focuses. In the first half of 2008, loans to the SME segment recorded a solid growth. The Group further strengthened its relationship with SME customers by launching a number of thematic marketing programmes and sponsoring a series of marketing activities. At the same time, the Group continued to enhance its product offerings and refine its products. In January 2008, the Group and the Hong Kong Productivity Council jointly launched the "Green Equipment Financing Scheme", a preferential lending package for corporate customers to acquire environment-friendly equipment. In addition, the Group introduced the "Corporate Privilege" services at selected branches to tailor-make services for targeted customers. These initiatives helped sustain the growth momentum of the SME business and resulted in a double-digit growth of SME loans in the first half of 2008. In recognition of its success in the SME business, the Group was awarded the "SME's Best Partner Award 2008" by the Hong Kong Chamber of Small and Medium Business Limited and the "*Capital Weekly* Service Awards 2008 – SME Banking" by *Capital Weekly* during the period.

Solid growth of trade finance

The Group continued to step up its marketing efforts to stimulate the growth of the trade finance business. In the first half of 2008, the Group repositioned part of its operations to further improve its operational efficiency. In addition, the Group initiated the "Trade Facilities Reform Programme" in March 2008 to streamline the credit approval process and raise the utilisation rate of credit limit. With these initiatives, the outstanding balance of trade finance grew strongly by 30.5% compared to end-2007. The volume of trade bills settlement likewise grew significantly by 44% year-on-year.

Robust expansion of cash management

In the first half of 2008, the Group continued to design and consolidate cross-border cash management projects for large Mainland enterprises seeking global expansion. At the same time, the Group strove to maintain its competitive edge in the local cash management business by making continuous refinement on existing products such as "Integrated Receivables and Payment Solutions" and developing new products to meet the diverse needs of customers. Through effective marketing campaigns, the number of CBS Online customers increased by 23.0% while that of BOC Wealth Master customers grew by 6.6%.

Vigorous development of custody services

Custody business continued to grow in the first half of 2008. The Group has been actively exploring business opportunities in both local and overseas markets. During the period, the Group succeeded in becoming the custodian for a locally listed investment fund. In January 2008, the Group was appointed by one of the largest joint venture investment banks in the Mainland as the foreign custodian for its first QDII product, which was also the first broker-type QDII ever approved in the Mainland. The Group also successfully implemented several QDII mandates in the first half of 2008. At the end of June 2008, total assets under custody was HK$295 billion.

Mainland Business

Strong growth of Mainland business

Mainland business continued to be one of the high-growth segments of the Group. Following the implementation of a dualistic approach in the Mainland business with the local incorporation of Nanyang (China) in December last year, the Group's Mainland operation made good progress in business development. Total advances to customers grew by 17.2% to HK$35.1 billion, with RMB loans surging by 26.0%. Customer deposits increased by 119.7% to HK$12.7 billion. Total operating income recorded a satisfactory year-on-year growth of 15.4%, driven by strong growth in both net interest income and net fees and commission income which was, however, partially offset by the foreign exchange loss arising from the revaluation of Nanyang (China)'s Hong Kong Dollar capital funds against the appreciated RMB. Operating profit before impairment allowances fell by 7.6% year-on-year. Should the estimated impact of the exchange revaluation of the Mainland operation's capital funds be excluded*, operating profit before impairment allowances would have increased by 40.3%. Loan quality remained sound, with the classified loan ratio standing at 0.78%, an increase of 0.10 percentage point from end-2007 mainly due to the downgrade of an individual account.

By the end of June 2008, the Group's network in the Mainland consisted of 15 branches and sub-branches (including those of Nanyang (China)). 13 branches and sub-branches had already been permitted to conduct RMB business**. On 24 July 2008, the head office of Nanyang (China) was approved to start its domestic retail RMB business. In the first half of 2008, the China Banking Regulatory Commission ("CBRC") had approved Nanyang (China)'s application to establish its Hangzhou branch, Nanning branch and Shanghai Xuhui sub-branch, while Guangzhou Panyu sub-branch commenced business on 23 July 2008. Meanwhile, the Group has launched a series of structured products as well as QDII products to expand its wealth management business in the Mainland and at the same time to enhance its cross-border financial services to better serve both personal and corporate customers.

* The estimated impact of the exchange revaluation of the Mainland operation's capital funds included the exchange revaluation loss of Nanyang (China)'s HKD capital funds and the revaluation gain of the RMB operating funds of the Group's other mainland branches.

** Except for Mainland residents

Treasury

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Restated Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**3,456**	2,451	+41.0%
Other operating income	**933**	51	+1,729.4%
Operating income	**4,389**	2,502	+75.4%
Operating expenses	**(431)**	(258)	+67.1%
Operating profit before impairment allowances	**3,958**	2,244	+76.4%
Net charge of impairment allowances on securities investments	**(2,149)**	–	N/A
Profit before taxation	**1,809**	2,244	-19.4%

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**563,506**	566,661	-0.6%
Segment liabilities	**154,217**	116,095	+32.8%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

The Treasury segment grew its operating income by 75.4% to HK$4,389 million year-on-year owing mainly to the growth in both net interest income and other operating income. Operating profit before impairment allowances increased by 76.4% to HK$3,958 million after accounting for the 67.1% growth in operating expenses. Profit before taxation declined by 19.4% owing to a net charge of HK$2,149 million of impairment allowances on securities investments.

The 41.0% rise in the net interest income was made possible by higher interest spread on the debt securities portfolio with lower funding cost as interest rate declined.

Other operating income also rose significantly by HK$882 million to HK$933 million. This was mainly attributable to lower marked-to-market loss on foreign exchange swap contracts and higher income from other foreign exchange activities driven by increased business volume of foreign exchange and structured deposits. Income from equity instrument and commodities also increased, mainly driven by the newly launched "Equity-Linked Investments" and higher customer demand for bullion products. A gain on disposal of securities was recorded for the sale of Visa Inc. shares.

Operating expenses rose by 67.1% to HK$431 million, mainly due to higher staff costs after headcount increase and pay rise as well as increased IT costs and depreciation charge on computer equipment.

In the first half of 2008, further deterioration of the capital market had an impact on the Group's securities investments in the US and hence the related provisions. The Group carried out a comprehensive assessment on its impairment charges, taking into account the relevant criteria and other specific features of the investments, and increased its provisions accordingly. As a result, a net charge of impairment allowances on securities investments of HK$2,149 million was made for the Group's portfolio of US mortgage-backed securities. Following the reporting period end, the market continues to weaken which may

further impact the Group's securities investments. The Group will closely monitor future market development and proactively manage its investment portfolio.

At the end of June 2008, the Group's debt securities investments amounted to HK$258.9 billion. 98% of the portfolio was rated A or better*. The Group's exposures to US subprime mortgage-backed securities, US Alt-A and US Prime residential mortgage-backed securities amounted to HK$1.2 billion, HK$5.2 billion and HK$24.4 billion respectively. Exposures to Freddie Mac and Fannie Mae, the US mortgage agencies, totalled HK$5.5 billion.

* The ratings were based on Moodys' ratings or their equivalent to the respective issues of the debt securities. For those with no issue rating, their issuer ratings were used.

Diversifying investment portfolio and enhancing portfolio management

The sentiment of the capital market further deteriorated in the first half of 2008 due to the worsening credit crunch and liquidity concerns which meant that the operating environment for treasury business was very challenging. Against this backdrop, credit spread increased to the widest level in recent years. While the Group conducted detailed analyses and closely monitored its treasury portfolio to ensure the overall credit risk was maintained at an acceptable level, it also adopted appropriate investment strategies to take advantage of the wider credit spread under the low interest rate environment. By expanding investments in certain high-quality debt securities of money centre banks, the Group not only diversified its investment portfolio, but also improved its investment return. Meanwhile, under the operation of three specialised investment teams each focusing on different markets and with the implementation of the Asset Liability Management System last year, the Group's investment decision-making process and portfolio management were further enhanced. More advanced analytical models and systems are now in place to help maximise the return on surplus funds in the volatile market.

Enhancing product manufacturing capabilities and improving product cross-selling efforts

The Group continued to develop treasury products to meet customers' needs. In response to a volatile equity and foreign exchange market, the Group enhanced the varieties of its product offerings. After the launch of its first structured notes and equity warrants last year, the Group further expanded its product offerings by introducing its first equity-linked investment products under its own brand in January 2008. At the same time, by cross-selling with the Corporate Banking unit, currency-linked structured deposits were offered to major corporate customers which helped boost the sales of structured products significantly.

Insurance

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**538**	346	+55.5%
Other operating income	**2,955**	2,441	+21.1%
Operating income	**3,493**	2,787	+25.3%
Net insurance benefits and claims	**(3,602)**	(2,632)	+36.9%
Net operating income	**(109)**	155	N/A
Operating expenses	**(69)**	(48)	+43.8%
(Loss)/Profit before taxation	**(178)**	107	N/A

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**27,738**	24,545	+13.0%
Segment liabilities	**25,982**	23,182	+12.1%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

The Group's Insurance segment registered a growth of 25.3% in operating income, driven by increases in net interest income and other operating income. However, after accounting for the increases in net insurance benefits and claims by 36.9% and operating expenses by 43.8%, the segment recorded a loss before taxation of HK$178 million in the first half of 2008.

Net interest income rose by 55.5% to HK$538 million primarily because of an increase in investments in debt securities made by the significant growth of premium income. Other operating income increased by 21.1% to HK$2,955 million which was driven by the 53.4% growth of net insurance premium income but partially offset by the marked-to-market loss of its debt securities and equity investments. At the same time, net insurance benefits and claims rose by 36.9% mainly due to the growth of new business. During the period, the segment achieved significant growth of single premium endowment products which created the new business strain on its current year profitability. It was caused by the initial outlay such as commission and reserves charged when a new policy was written. However, the future income stream from the related investments would gradually repay the initial outlay and be reflected in future profit.

Assets in the Insurance segment grew by 13.0% because of the increase in debt securities investments. Liabilities rose by 12.1% with an increase in insurance contract liabilities.

Driving sales by product innovation

By offering a wide range of products, the Group continued to expand its insurance business. In the first half of 2008, new single premium products such as the "Fortuitous Saving Protection Plan" and "Pleasure 5-Year Saving Protection Plan" were introduced and received good response from customers. A new life product targeting SME businesses was also launched. At the same time, a series of promotional and marketing activities were rolled out to drive the sales of regular pay products such as the "Companion Insurance Plan" and "Get-Free Insurance Plan". As a result, premium income of single and regular pay products* were up 56.5% and 31.2% respectively year-on-year. BOC Life ranked number one in the market in terms of total new business premium in the first quarter of 2008 and its market share as of the first quarter of 2008 was increased from end-2007.

Developing multi-channel platform

Following the establishment of BOC Life's telemarketing call centre in late 2007, a direct insurance specialist team was set up in the first half of 2008 and stationed at the Group's branches for providing customers with financial needs analysis and cross selling life insurance products.

RISK MANAGEMENT

Banking Group

Overview

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure. It implements a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

* Before group elimination

The Board of Directors, representing the interests of shareholders, is the highest decision-making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee ("AC") assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various units of the Group have their respective risk management responsibilities. Business units act as the first line of defence while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu, are subject to risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group and will cause a financial loss. The Chief Credit Officer ("CCO") reports directly to the CRO and is responsible for the management of credit risk and for the formulation of all credit policies and procedures. Different credit approval and control procedures are adopted according to the level of risk associated with the customer, counterparty or transaction. Corporate and financial institution credit applications are independently reviewed and objectively assessed by risk management units. A small business credit scorecard is used to assist the credit assessment of small enterprise credit facilities. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from the Group's credit and other functions is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group's internal loan grading system divides loans into 5 categories with reference to HKMA's guidelines. The Risk Management Department ("RMD") provides regular credit management information reports and ad hoc reports to the Management Committee, RC and Board of Directors to facilitate their continuous monitoring of credit risk.

For investments on debt securities and securitisation assets, the external credit rating and assessment on credit quality of the underlying assets are used for managing the credit risk involved. Credit limits are established on a customer and security issuer basis. For derivatives, the Group sets customer limits to manage the credit risk involved and follows the same approval and control processes as loans and advances. Ongoing monitoring and stop-loss procedures are established.

The Group adopted a comprehensive methodology in determining whether a particular asset/mortgage-backed security ("ABS/MBS") was impaired. Under the methodology, the Group would not only take into consideration the mark-to-market (MTM) price of the issue and its external credit rating, but also other factors including its FICO score, vintage, collateral location, adjustable rate mortgage ("ARM") status, delinquencies, level of collateral protection, loan to value ratio and

prepayment speed. Having considered these factors, the ABS/MBS issue had to further pass the required credit enhancement coverage ratio set by the Group. This ratio was determined by applying assumptions regarding the default rates based on the available delinquency, foreclosure and real estate owned ("REO") data of the ABS/MBS issue.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

- Repricing risk – mismatches in the maturity or repricing periods of assets and liabilities
- Basis risk – different pricing basis for different transactions so that the yield on assets and cost of liabilities may change by different amounts within the same repricing period
- Yield curve risk – non-parallel shifts in the yield curve, e.g. steepening or flattening of the yield curves that may have an adverse impact on net interest income or economic value
- Option risk – exercise of the options embedded in assets, liabilities or off-balance sheet items that can cause a change in the cashflows of assets and liabilities

The Group's Asset and Liability Management Committee ("ALCO") exercises its oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department ("TD") manages the interest rate risk according to the established policies. The Finance Department ("FD") closely monitors the related risks and the results are reported to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the TD.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

Stress test on yield curve risk is performed to assess the impact on earnings and economic value due to the steepening or flattening of the yield curve. The impact of optionality of demand and savings deposits and prepayment of mortgage loans is also assessed under different stress test scenarios. The prepayment risk of ABS/MBS is assessed by the impact on earnings and economic value using the sensitivity of extended/contracted weighted average life.

Market Risk Management

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. The risk includes potential losses arising from changes in foreign exchange and interest rates as well as equities and commodities prices.

Market risk management framework

Market risk is managed within various major risk limits approved by the RC, including risk positions and/or risk factor sensitivities. Since April 2007, BOCHK has also formally applied Value-at-Risk (VAR) limit as a daily risk management tool. These overall risk limits are divided into sub-limits by reference to different risk products, including interest rates, foreign exchange rates, commodity prices and equity products. Transactions are classified into different risk product categories according to the prominent type of risk inherent in the transactions.

As aforesaid, the Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits. The Group's market risk management framework comprises three levels. The Board of Directors and its Risk Committee are the ultimate decision making authorities. The formulation of risk management procedures and the implementation mechanism, and the monitoring of compliance are mainly the responsibility of the Group's senior management (including CE and CRO). RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits and are regularly reported to the senior management. Nanyang and Chiyu have their own independent risk monitoring units to monitor limit compliance on a daily basis.

The Group's control of market risk is based on restricting individual operations to trading within various market risk limits approved by the RC, and a list of permissible instruments authorised by senior management, as well as enforcing rigorous new product approval procedures to ensure that all risks that arise are thoroughly identified, properly measured and adequately controlled.

The Group also uses VAR technique to measure potential losses and market risks of its trading book for reporting to the RC and senior management on a periodic basis. VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence.

The Group has changed its VAR calculation from a variance/co-variance basis to historical simulation basis with effect from April 2007. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR. Movements in market prices are calculated by reference to market data from the last two years.

The following table sets out the VAR for all trading market risk exposure[1] of BOCHK.

HK$'m	**At 30 June 2008**	**Minimum for the first half of 2008**	**Maximum for the first half of 2008**	**Average for the first half of 2008**
VAR for all market risk	**6.3**	**3.0**	**7.8**	**5.2**
VAR for foreign exchange risk products	**5.7**	**2.8**	**7.3**	**4.6**
VAR for interest rate risk products	**3.3**	**1.0**	**3.8**	**2.1**
VAR for equity risk products	**0.2**	**0.2**	**2.8**	**0.6**
VAR for commodity risk products	**0.0**	**0.0**	**0.5**	**0.1**

HK$'m	At 30 June 2007	Minimum for the first half of 2007	Maximum for the first half of 2007	Average for the first half of 2007
VAR for all market risk	2.8	1.4	4.8	3.1
VAR for foreign exchange risk products	3.5	1.0	5.2	3.4
VAR for interest rate risk products	1.3	0.7	3.1	1.8
VAR for equity risk products	0.3	0.1	0.6	0.3
VAR for commodity risk products	0.0	0.0	0.4	0.1

1 Structural FX positions have been excluded.

2 Revenues from structural FX positions and back to back transactions have been excluded.

In the first half of 2008, the average daily revenue[2] of BOCHK earned from market risk-related trading activities was HK$6.0 million (first half of 2007: HK$2.6 million).

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

- the use of a one-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;

- the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and

- VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

The Group recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, the Group applies a wide range of stress testing, both on individual portfolios and on the Group's consolidated positions. Stress testing programme of the trading book includes sensitivity testing on changes in risk factors with various degrees of severity, as well as scenario analysis on historical events including the 1997 Asian Crisis and the 11 September event in the United States in 2001. The Group's stress-testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of the Group.

Liquidity Risk Management

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis (under normal condition and stress conditions respectively) and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. TD manages the liquidity risk according to the established policies. FD monitors the Group's liquidity risks and reports to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the TD.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and authorisation is the fundamental principle followed by the Group. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. The management of respective business lines is responsible for managing and reporting operational risks specific to their business units by applying the respective tools such as key risk indicators, self assessment and operational risk events reporting mechanism to identify, assess and control the risks inherent in their business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. Besides the current operational risk status, trends derived from historical data are served as

alert on potential risks. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management. The Group also takes out insurance to mitigate unforeseeable operational risks.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of legal or regulatory sanctions, financial loss, or loss to reputation a bank may suffer as a result of its any failure to comply with all applicable laws and regulations. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risks that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market.

The Board of Directors reviews and approves the policy for the management of strategic risks. Key strategic issues have to be fully evaluated and properly endorsed by the senior management and the Board.

Capital Management

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position commensurate with the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the targeted weighted average cost of capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods.

To comply with HKMA's requirements as stated in the Supervisory Policy Manual "Supervisory Review Process", the Group has implemented its internal capital adequacy assessment process ("ICAAP"). Using the statutory minimum capital adequacy ratio ("CAR"), 8%, as a starting point, extra capital (capital add-on) needed to cover the risks not captured under Pillar I was assessed. Scorecard methodology has been used to evaluate the Group's risk profile in order to assess the capital add-on and determine the minimum CAR. An Operating CAR Range has also been established which incorporates the need for future business growth and efficiency of capital utilisation.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

BOC Life Insurance

The principal activity of BOC Life's business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent

in the BOC Life's insurance business include insurance risk, investment risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to RC on a regular basis. The key risks of its insurance business and related risk control process are as follows:

Insurance Risk Management

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit on any single life insured. BOC Life reinsures the excess of the insured benefit over the limit for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure against survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

Investment Risk Management

The primary investment objective of BOC Life is to generate returns adequately match its insurance liabilities. Movements in market rates such as an increase in interest rates may result in a depreciation of the value of the bond portfolio. A fall in equity market may impact the value of assets or return on investments. BOC Life has an approved market risk mandate and documented procedures to ensure that exposures remain within the mandate and its investment management process is monitored by its Investment Committee.

Interest Rate Risk Management

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets with the liabilities arising from insurance contracts by reference to the types of benefits payable to contracts holders.

Counterparty Risk Management

BOC Life has exposure to counterparty risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to include:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life manages counterparty risk by placing limits on its exposure to each investment counterparty or group of counterparties. Such limits are subject to annual or more frequent review by the management.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	(Unaudited) Half-year ended 30 June 2008 HK$'m	(Unaudited) Half-year ended 30 June 2007 HK$'m
Interest income		**18,105**	21,484
Interest expense		**(8,076)**	(12,581)
Net interest income	4	**10,029**	8,903
Fees and commission income		**3,845**	3,439
Fees and commission expenses		**(946)**	(807)
Net fees and commission income	5	**2,899**	2,632
Net trading income	6	**1,237**	417
Net loss on financial instruments designated at fair value through profit or loss		**(1,484)**	(394)
Net gain on investment in securities	7	**128**	2
Net insurance premium income	8	**4,501**	2,933
Other operating income	9	**331**	199
Total operating income		**17,641**	14,692
Net insurance benefits and claims	10	**(3,602)**	(2,632)
Net operating income before impairment allowances		**14,039**	12,060
Net (charge)/reversal of impairment allowances	11	**(2,227)**	166
Net operating income		**11,812**	12,226
Operating expenses	12	**(4,088)**	(3,418)
Operating profit		**7,724**	8,808
Net gain from disposal of/fair value adjustments on investment properties	13	**710**	416
Net (loss)/gain from disposal/revaluation of properties, plant and equipment	14	**(8)**	5
Share of profits less losses of associates		**8**	(2)
Profit before taxation		**8,434**	9,227
Taxation	15	**(1,253)**	(1,599)
Profit for the period		**7,181**	7,628
Attributable to:			
Equity holders of the Company		**7,088**	7,466
Minority interests		**93**	162
		7,181	7,628
Dividends	16	**4,631**	4,525
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	17	**0.6704**	0.7062

The notes on pages 47 to 114 are an integral part of this interim financial information.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) At 30 June 2008 HK$'m	(Audited) At 31 December 2007 HK$'m
ASSETS			
Cash and balances with banks and other financial institutions	20	**188,452**	159,065
Placements with banks and other financial institutions maturing between one and twelve months		**50,689**	53,154
Financial assets at fair value through profit or loss	21	**37,282**	34,440
Derivative financial instruments	22	**21,397**	14,477
Hong Kong SAR Government certificates of indebtedness		**32,430**	32,770
Advances and other accounts	23	**487,012**	420,234
Investment in securities	24	**262,697**	301,183
Interests in associates		**89**	83
Investment properties	25	**8,634**	8,058
Properties, plant and equipment	26	**25,230**	23,293
Deferred tax assets	32	**93**	23
Other assets	27	**13,163**	20,857
Total assets		**1,127,168**	1,067,637
LIABILITIES			
Hong Kong SAR currency notes in circulation		**32,430**	32,770
Deposits and balances of banks and other financial institutions		**81,625**	60,599
Financial liabilities at fair value through profit or loss	28	**12,113**	11,405
Derivative financial instruments	22	**17,705**	11,092
Deposits from customers	29	**819,110**	793,606
Debt securities in issue at amortised cost		**2,756**	2,089
Other accounts and provisions	30	**24,875**	33,344
Current tax liabilities		**1,862**	1,210
Deferred tax liabilities	32	**3,953**	3,967
Insurance contract liabilities	33	**25,070**	22,497
Subordinated liability	34	**8,150**	–
Total liabilities		**1,029,649**	972,579
EQUITY			
Share capital	35	**52,864**	52,864
Reserves	36	**42,183**	39,978
Capital and reserves attributable to the equity holders of the Company		**95,047**	92,842
Minority interests		**2,472**	2,216
Total equity		**97,519**	95,058
Total liabilities and equity		**1,127,168**	1,067,637

The notes on pages 47 to 114 are an integral part of this interim financial information.

	(Audited)								
	Attributable to equity holders of the Company								
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2007	52,864	6,040	(115)	3,621	-	22,245	84,655	1,985	86,640
Net profit for the first half of 2007	-	-	-	-	-	7,466	7,466	162	7,628
Currency translation difference	-	-	-	-	6	-	6	-	6
2006 final dividend paid	-	-	-	-	-	(4,726)	(4,726)	(79)	(4,805)
Revaluation of premises	-	1,168	-	-	-	-	1,168	7	1,175
Release upon disposal of premises	-	(2)	-	-	-	2	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(625)	-	-	-	(625)	-	(625)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	10	-	-	(70)	(60)	-	(60)
Release of reserve upon disposal of available-for-sale securities	-	-	(56)	-	-	1	(55)	3	(52)
Release (to)/from deferred tax liabilities	-	(194)	114	-	-	-	(80)	(2)	(82)
Transfer from retained earnings	-	-	-	351	-	(351)	-	-	-
At 30 June 2007	52,864	7,012	(672)	3,972	6	24,567	87,749	2,076	89,825
Company and subsidiaries	52,864	7,012	(672)	3,972	6	24,526	87,708		
Associates	-	-	-	-	-	41	41		
	52,864	7,012	(672)	3,972	6	24,567	87,749		
At 1 July 2007	52,864	7,012	(672)	3,972	6	24,567	87,749	2,076	89,825
Net profit for the second half of 2007	-	-	-	-	-	7,980	7,980	209	8,189
Currency translation difference	-	-	-	-	8	-	8	-	8
2007 interim dividend paid	-	-	-	-	-	(4,525)	(4,525)	(78)	(4,603)
Revaluation of premises	-	1,742	-	-	-	-	1,742	10	1,752
Release upon disposal of premises	-	(21)	-	-	-	21	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(143)	-	-	-	(143)	3	(140)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	2	-	-	(45)	(43)	-	(43)
Net impairment charges transferred to profit or loss	-	-	289	-	-	-	289	-	289
Release of reserve upon disposal of available-for-sale securities	-	-	73	-	-	(1)	72	(3)	69
Release to deferred tax liabilities	-	(282)	(5)	-	-	-	(287)	(1)	(288)
Transfer from retained earnings	-	-	-	158	-	(158)	-	-	-
At 31 December 2007	52,864	8,451	(456)	4,130	14	27,839	92,842	2,216	95,058
Company and subsidiaries	52,864	8,451	(456)	4,130	14	27,794	92,797		
Associates	-	-	-	-	-	45	45		
	52,864	8,451	(456)	4,130	14	27,839	92,842		

	(Unaudited)								
	Attributable to equity holders of the Company								
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2008	52,864	8,451	(456)	4,130	14	27,839	92,842	2,216	95,058
Net profit for the first half of 2008	-	-	-	-	-	7,088	7,088	93	7,181
Currency translation difference	-	-	-	-	198	-	198	1	199
2007 final dividend paid	-	-	-	-	-	(5,149)	(5,149)	(107)	(5,256)
Revaluation of premises	-	2,148	-	-	-	-	2,148	25	2,173
Release upon disposal of premises	-	(23)	-	-	-	23	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(3,217)	-	-	-	(3,217)	3	(3,214)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	-	-	-	(44)	(44)	-	(44)
Net impairment charges transferred to profit or loss	-	-	1,187	-	-	-	1,187	-	1,187
Release of reserve upon disposal of available-for-sale securities	-	-	17	-	-	-	17	-	17
Release (to)/from deferred tax liabilities	-	(263)	240	-	-	-	(23)	(4)	(27)
Transfer from retained earnings	-	-	-	490	-	(490)	-	-	-
Increase in minority interests arising from capital issuance of a subsidiary	-	-	-	-	-	-	-	245	245
At 30 June 2008	52,864	10,313	(2,229)	4,620	212	29,267	95,047	2,472	97,519
Company and subsidiaries	52,864	10,313	(2,229)	4,620	212	29,216	94,996		
Associates	-	-	-	-	-	51	51		
	52,864	10,313	(2,229)	4,620	212	29,267	95,047		
Representing:									
2008 interim dividend proposed (Note 16)						4,631			
Others						24,636			
Retained earnings as at 30 June 2008						29,267			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39

The notes on pages 47 to 114 are an integral part of this interim financial information.

	Notes	(Unaudited) Half-year ended 30 June 2008 HK$'m	(Unaudited) Half-year ended 30 June 2007 HK$'m
Cash flows from operating activities			
Operating cash inflow before taxation	37(a)	**44,380**	11,322
Hong Kong profits tax paid		**(645)**	(545)
Overseas profits tax paid		**(67)**	(44)
Net cash inflow from operating activities		**43,668**	10,733
Cash flows from investing activities			
Purchase of properties, plant and equipment		**(217)**	(287)
Proceeds from disposal of properties, plant and equipment		**1**	16
Proceeds from disposal of investment properties		**98**	80
Proceeds from dissolution of an associate		**–**	1
Dividends received from associates		**2**	2
Net cash outflow from investing activities		**(116)**	(188)
Cash flows from financing activities			
Dividends paid to equity holders of the Company		**(5,149)**	(4,726)
Dividends paid to minority shareholders		**(107)**	(79)
Proceeds from capital issuance of a subsidiary		**245**	–
Proceeds from subordinated liability		**8,144**	–
Net cash inflow /(outflow) from financing activities		**3,133**	(4,805)
Increase in cash and cash equivalents		**46,685**	5,740
Cash and cash equivalents at 1 January		**152,070**	128,257
Cash and cash equivalents at 30 June	37(b)	**198,755**	133,997

The notes on pages 47 to 114 are an integral part of this interim financial information.

1. Basis of preparation and accounting policies

Basis of preparation

The unaudited interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

Accounting policies

The accounting policies and methods of computation used in the preparation of the unaudited interim report are consistent with those used in the Group's financial statements for the year ended 31 December 2007 and should be read in conjunction with the Group's Annual Report for 2007.

2. Critical accounting estimates and judgements in applying accounting polices

The Group makes estimates and assumptions that are consistent with those used in the Group's financial statements for the year ended 31 December 2007.

3. Financial risk management

The Group is exposed to financial risks as a result of engaging in a variety of business activities. The principal financial risks are credit risk, market risk (including currency and interest rate risk) and liquidity risk. This note summarises the Group's exposures to these risks.

3.1 Credit risk

Gross loans and advances

(a) Impaired advances

A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred and that loss event(s) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

If there is objective evidence that an impairment loss on loans has been incurred, the amount of loss is measured as the difference between the carrying amount and the present value of estimated future cash flows generated by the financial asset. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the holder of the asset about the loss events.

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(a) *Impaired advances (continued)*

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Gross impaired advances to customers	**649**	697
Individually assessed loan impairment allowances made in respect of such advances	**416**	381
Current market value of collateral held against the covered portion of advances to customers	**441**	559
Covered portion of advances to customers	**335**	410
Uncovered portion of advances to customers	**314**	287
Gross impaired advances to customers as a percentage of gross advances to customers	**0.14%**	0.17%

The loan impairment allowances were made after taking into account the value of collateral in respect of impaired advances.

Classified or impaired advances to customers are analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Gross classified or impaired advances to customers	**1,607**	1,803
Gross classified or impaired advances to customers as a percentage of gross advances to customers	**0.34%**	0.44%

Classified or impaired advances to customers follow the definitions set out in the Banking (Disclosure) Rules and represent advances which are either classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(b) *Advances overdue for more than 3 months*

Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is past due and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

The gross amount of advances overdue for more than 3 months is analysed as follows:

	At 30 June 2008		At 31 December 2007	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**171**	**0.03%**	242	0.06%
– one year or less but over six months	**184**	**0.04%**	163	0.04%
– over one year	**619**	**0.13%**	652	0.16%
Advances overdue for over three months	**974**	**0.20%**	1,057	0.26%
Individually assessed loan impairment allowances made in respect of such advances	**345**		305	

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(b) *Advances overdue for more than 3 months (continued)*

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Current market value of collateral held against the covered portion of advances to customers	**1,922**	1,970
Covered portion of advances to customers	**723**	847
Uncovered portion of advances to customers	**251**	210

Collateral held against overdue or impaired loans is principally represented by charges over business assets such as commercial and residential premises for corporate loans and mortgages over residential properties for personal loans.

As at 30 June 2008 and 31 December 2007, there were no advances to banks and other financial institutions that were overdue for more than three months.

(c) *Rescheduled advances*

	At 30 June 2008		At 31 December 2007	
	Amount HK$'m	% of gross advances to customers	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers net of amounts included in advances overdue for more than 3 months	**116**	**0.02%**	186	0.05%

As at 30 June 2008 and 31 December 2007, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(d) Concentration of advances to customers

(i) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2008					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
– Property development	19,195	37.78%	6	32	3	52
– Property investment	72,249	87.85%	229	645	17	200
– Financial concerns	13,500	7.00%	-	8	-	41
– Stockbrokers	177	14.66%	-	-	-	-
– Wholesale and retail trade	16,273	60.16%	217	352	94	44
– Manufacturing	16,313	57.88%	131	259	42	52
– Transport and transport equipment	22,289	20.60%	2	10	1	62
– Recreational activities	25	92.16%	-	-	-	-
– Information technology	8,244	22.29%	-	79	-	22
– Others	26,158	36.58%	84	450	17	72
Individuals						
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,129	99.90%	111	501	6	12
– Loans for purchase of other residential properties	116,148	99.96%	193	1,547	6	77
– Credit card advances	5,666	-	25	1,267	-	62
– Others	11,861	79.61%	94	548	42	15
Total loans for use in Hong Kong	342,227	72.06%	1,092	5,698	228	711
Trade finance	31,683	32.44%	146	441	111	95
Loans for use outside Hong Kong	101,677	34.54%	369	472	77	302
Gross advances to customers	475,587	61.40%	1,607	6,611	416	1,108

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(d) Concentration of advances to customers (continued)

(i) Sectoral analysis of gross advances to customers (continued)

	At 31 December 2007					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
– Property development	17,979	33.97%	16	13	3	52
– Property investment	65,963	86.50%	343	961	14	187
– Financial concerns	12,346	6.05%	–	14	–	43
– Stockbrokers	242	12.10%	–	–	–	–
– Wholesale and retail trade	13,572	65.05%	238	382	85	41
– Manufacturing	14,468	58.08%	138	550	37	48
– Transport and transport equipment	21,001	21.11%	3	25	1	60
– Recreational activities	30	93.53%	–	–	–	–
– Information technology	2,009	37.39%	–	2	–	6
– Others	21,046	41.70%	90	584	16	65
Individuals						
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	13,969	99.78%	129	599	8	13
– Loans for purchase of other residential properties	106,583	99.87%	284	2,078	18	81
– Credit card advances	5,761	–	23	245	–	63
– Others	10,708	79.61%	119	314	50	14
Total loans for use in Hong Kong	305,677	73.31%	1,383	5,772	232	673
Trade finance	24,275	40.71%	105	399	73	77
Loans for use outside Hong Kong	83,110	39.76%	315	375	76	254
Gross advances to customers	413,062	64.64%	1,803	6,546	381	1,004

* Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(d) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and overdue advances is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

Gross advances to customers

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Hong Kong	**391,429**	351,102
Mainland China	**57,858**	39,050
Others	**26,300**	22,910
	475,587	413,062
Collectively assessed loan impairment allowances in respect of the gross advances to customers		
Hong Kong	**895**	827
Mainland China	**155**	124
Others	**58**	53
	1,108	1,004

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(d) *Concentration of advances to customers (continued)*

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Overdue advances

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Hong Kong	**6,050**	6,221
Mainland China	**415**	278
Others	**146**	47
	6,611	6,546
Individually assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**319**	284
Mainland China	**56**	46
Others	**10**	2
	385	332
Collectively assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**59**	60
Mainland China	**7**	10
Others	**1**	–
	67	70

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(d) *Concentration of advances to customers (continued)*

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Classified or impaired advances

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Hong Kong	**1,373**	1,572
Mainland China	**234**	223
Others	**–**	8
	1,607	1,803
Individually assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**355**	333
Mainland China	**61**	46
Others	**–**	2
	416	381
Collectively assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**22**	19
Mainland China	**4**	6
	26	25

Repossessed assets

The estimated market value of repossessed assets held by the Group as at 30 June 2008 amounted to HK$223 million (31 December 2007: HK$116 million). They comprise properties in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Debt securities

The table below represents an analysis of the carrying value of investment in securities by credit rating and credit risk characteristic, based on Moody's ratings or their equivalent to the respective issues of the debt securities.

	At 30 June 2008				
	US mortgage related*				
	Subprime HK$'m	Alt-A HK$'m	Prime HK$'m	Others** HK$'m	Total HK$'m
Aaa	1,213	5,110	24,297	50,369	80,989
Aa1 to Aa3	–	101	–	96,857	96,958
A1 to A3	30	–	53	26,055	26,138
Lower than A3	–	–	–	2,771	2,771
Unrated	–	–	–	52,028	52,028
	1,243	5,211	24,350	228,080	258,884

	At 31 December 2007				
	US mortgage related*				
	Subprime HK$'m	Alt-A HK$'m	Prime HK$'m	Others** HK$'m	Total HK$'m
Aaa	4,118	6,567	29,014	54,673	94,372
Aa1 to Aa3	–	–	–	88,952	88,952
A1 to A3	–	–	–	27,062	27,062
Lower than A3	–	–	–	2,772	2,772
Unrated	–	–	–	83,445	83,445
	4,118	6,567	29,014	256,904	296,603

* Representing those securities relating to residential mortgage.

** Including exposures to Freddie Mac and Fannie Mae.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Debt securities (continued)

For the above investment in debt securities with no issue rating, their issuer ratings are analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Aaa	**8,355**	16,917
Aa1 to Aa3	**32,313**	47,998
A1 to A3	**9,058**	7,663
Lower than A3	**448**	490
Unrated	**1,854**	10,377
	52,028	83,445

The Group defines US subprime mortgage related debt securities as those that are supported by US residential subprime mortgage loans to borrowers. As at 30 June 2008, the Group's exposure to the US subprime mortgage market was limited to investments in the US subprime mortgage related debt securities.

With regard to risk management of the debt securities, the Group analyses important factors of its US mortgage asset-backed securities such as different vintages, delinquency rates, credit ratings and underlying mortgage pools.

The Group's impairment allowances on available-for-sale and held-to-maturity debt securities held at 30 June 2008 amounted to HK$1,308 million and HK$2,281 million respectively (31 December 2007: HK$190 million and HK$1,682 million). The carrying values of the available-for-sale and held-to-maturity debt securities considered impaired as at 30 June 2008 were HK$4,785 million and HK$5,947 million respectively (31 December 2007: HK$556 million and HK$3,738 million).

Included in the above were impairment allowances on US subprime mortgage related debt securities held at 30 June 2008 amounting to HK$450 million (31 December 2007: HK$1,253 million) and the carrying value of these impaired securities as at 30 June 2008 amounted to HK$894 million (31 December 2007: HK$2,856 million).

The Group's impairment allowances on US Alt-A mortgage backed securities held at 30 June 2008 amounted to HK$1,229 million (31 December 2007: HK$573 million). The carrying value of these impaired securities as at 30 June 2008 was HK$3,215 million (31 December 2007: HK$1,380 million).

The Group's impairment allowances on US prime mortgage backed securities held at 30 June 2008 amounted to HK$1,910 million (31 December 2007: HK$46 million). The carrying value of these impaired securities as at 30 June 2008 was HK$6,623 million (31 December 2007: HK$58 million).

As at 30 June 2008 and 31 December 2007, there were no overdue debt securities.

3. Financial risk management (continued)

3.2 *Market risk*

VAR

The following table sets out the VAR for all trading market risk exposure[1] of BOCHK.

HK$'m		At 30 June	Minimum for the first half of year	Maximum for the first half of year	Average for the first half of year
VAR for all market risk	– 2008	6.3	3.0	7.8	5.2
	– 2007	2.8	1.4	4.8	3.1
VAR for foreign exchange	– 2008	5.7	2.8	7.3	4.6
risk products	– 2007	3.5	1.0	5.2	3.4
VAR for interest rate risk products	– 2008	3.3	1.0	3.8	2.1
	– 2007	1.3	0.7	3.1	1.8
VAR for equity risk products	– 2008	0.2	0.2	2.8	0.6
	– 2007	0.3	0.1	0.6	0.3
VAR for commodity risk products	– 2008	0.0	0.0	0.5	0.1
	– 2007	0.0	0.0	0.4	0.1

In the first half of 2008, the average daily revenue[2] of BOCHK earned from market risk-related trading activities was HK$6.0 million (first half of 2007: HK$2.6 million).

1 Structural FX positions have been excluded.

2 Revenues from structural FX positions and back to back transactions have been excluded.

3. Financial risk management (continued)

3.2 Market risk (continued)

Currency risk

The tables below summarise the Group's exposure to foreign currency exchange rate risk as at 30 June 2008 and 31 December 2007. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	At 30 June 2008							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	85,278	40,984	48,131	1,037	127	9,090	3,805	188,452
Placements with banks and other financial institutions maturing between one and twelve months	615	17,166	32,277	182	11	-	438	50,689
Financial assets at fair value through profit or loss	707	8,714	27,787	-	-	-	74	37,282
Derivative financial instruments	-	892	20,505	-	-	-	-	21,397
Hong Kong SAR Government certificates of indebtedness	-	-	32,430	-	-	-	-	32,430
Advances and other accounts	16,810	98,693	359,174	3,833	1,728	1,372	5,402	487,012
Investment in securities								
- Available-for-sale securities	145	63,630	24,826	15,916	533	2,172	11,895	119,117
- Held-to-maturity securities	920	67,226	36,740	5,613	1,425	1,210	20,371	133,505
- Loans and receivables	-	612	7,996	120	-	148	1,199	10,075
Interests in associates	-	-	89	-	-	-	-	89
Investment properties	-	-	8,634	-	-	-	-	8,634
Properties, plant and equipment	78	1	25,151	-	-	-	-	25,230
Other assets (including deferred tax assets)	57	2,327	10,706	16	25	24	101	13,256
Total assets	104,610	300,245	634,446	26,717	3,849	14,016	43,285	1,127,168
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	32,430	-	-	-	-	32,430
Deposits and balances of banks and other financial institutions	58,416	13,837	7,043	226	249	580	1,274	81,625
Financial liabilities at fair value through profit or loss	-	1,250	10,812	-	-	-	51	12,113
Derivative financial instruments	-	1,747	15,958	-	-	-	-	17,705
Deposits from customers	42,273	195,317	492,689	9,805	2,625	22,699	53,702	819,110
Debt securities in issue at amortised cost	-	693	2,003	-	-	-	60	2,756
Other accounts and provisions (including current and deferred tax liabilities)	1,454	7,737	19,734	336	49	276	1,104	30,690
Insurance contract liabilities	-	4,591	20,479	-	-	-	-	25,070
Subordinated liability	-	-	-	8,150	-	-	-	8,150
Total liabilities	102,143	225,172	601,148	18,517	2,923	23,555	56,191	1,029,649
Net on-balance sheet position	2,467	75,073	33,298	8,200	926	(9,539)	(12,906)	97,519
Off-balance sheet net notional position*	390	(71,924)	66,440	(8,779)	(1,194)	9,549	12,308	6,790
Contingent liabilities and commitments	9,453	62,162	159,177	4,045	816	411	1,793	237,857

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements.

3. Financial risk management (continued)

3.2 Market risk (continued)

Currency risk (continued)

	At 31 December 2007							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,849	49,833	71,731	1,147	160	1,815	3,530	159,065
Placements with banks and other financial institutions maturing between one and twelve months	375	23,854	28,750	-	-	-	175	53,154
Financial assets at fair value through profit or loss	917	8,997	24,286	-	-	-	240	34,440
Derivative financial instruments	-	773	13,703	-	-	-	1	14,477
Hong Kong SAR Government certificates of indebtedness	-	-	32,770	-	-	-	-	32,770
Advances and other accounts	13,335	71,309	323,495	4,202	1,667	1,006	5,220	420,234
Investment in securities								
– Available-for-sale securities	90	62,612	26,697	7,005	28	1,321	6,900	104,653
– Held-to-maturity securities	864	84,686	59,565	2,486	-	1,554	16,273	165,428
– Loans and receivables	-	3,594	26,511	428	-	-	569	31,102
Interests in associates	-	-	83	-	-	-	-	83
Investment properties	-	-	8,058	-	-	-	-	8,058
Properties, plant and equipment	72	1	23,220	-	-	-	-	23,293
Other assets (including deferred tax assets)	69	947	19,361	161	61	145	136	20,880
Total assets	46,571	306,606	658,230	15,429	1,916	5,841	33,044	1,067,637
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	32,770	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	27,173	19,422	9,090	147	2,141	92	2,534	60,599
Financial liabilities at fair value through profit or loss	-	2,717	8,688	-	-	-	-	11,405
Derivative financial instruments	-	1,257	9,824	-	-	-	11	11,092
Deposits from customers	17,360	166,416	548,223	8,432	2,492	12,284	38,399	793,606
Debt securities in issue at amortised cost	-	667	1,422	-	-	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	574	9,751	26,706	311	31	387	761	38,521
Insurance contract liabilities	-	4,284	18,213	-	-	-	-	22,497
Total liabilities	45,107	204,514	654,936	8,890	4,664	12,763	41,705	972,579
Net on-balance sheet position	1,464	102,092	3,294	6,539	(2,748)	(6,922)	(8,661)	95,058
Off-balance sheet net notional position*	394	(97,215)	89,481	(6,478)	2,436	7,050	8,975	4,643
Contingent liabilities and commitments	4,873	55,183	163,697	4,693	1,017	259	1,581	231,303

3. Financial risk management (continued)

3.2 Market risk (continued)

Interest rate risk

The tables below summarise the Group's exposure to interest rate risk as at 30 June 2008 and 31 December 2007. Included in the tables are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Derivative financial instruments are principally used to reduce the Group's exposure to interest rate movements. Their carrying amounts are presented under the column captioned "Non-interest bearing".

	At 30 June 2008						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	181,649	-	-	-	-	6,803	188,452
Placements with banks and other financial institutions maturing between one and twelve months	-	37,480	13,209	-	-	-	50,689
Financial assets at fair value through profit or loss	4,659	3,116	1,571	7,953	16,883	3,100	37,282
Derivative financial instruments	-	-	-	-	-	21,397	21,397
Hong Kong SAR Government certificates of indebtedness	-	-	-	-	-	32,430	32,430
Advances and other accounts	374,303	68,631	30,732	9,326	947	3,073	487,012
Investment in securities							
– Available-for-sale securities	21,084	22,980	5,523	37,188	28,529	3,813	119,117
– Held-to-maturity securities	33,961	39,380	14,992	25,075	20,097	-	133,505
– Loans and receivables	4,203	2,560	3,312	-	-	-	10,075
Interests in associates	-	-	-	-	-	89	89
Investment properties	-	-	-	-	-	8,634	8,634
Properties, plant and equipment	-	-	-	-	-	25,230	25,230
Other assets (including deferred tax assets)	-	-	-	-	-	13,256	13,256
Total assets	619,859	174,147	69,339	79,542	66,456	117,825	1,127,168
Liabilities							
Hong Kong SAR currency notes in circulation	-	-	-	-	-	32,430	32,430
Deposits and balances of banks and other financial institutions	68,346	3,123	5,378	-	-	4,778	81,625
Financial liabilities at fair value through profit or loss	5,508	5,457	289	859	-	-	12,113
Derivative financial instruments	-	-	-	-	-	17,705	17,705
Deposits from customers	639,630	112,674	31,574	483	-	34,749	819,110
Debt securities in issue at amortised cost	-	-	2,756	-	-	-	2,756
Other accounts and provisions (including current and deferred tax liabilities)	8,592	-	569	138	-	21,391	30,690
Insurance contract liabilities	-	-	-	-	-	25,070	25,070
Subordinated liability	-	-	8,150	-	-	-	8,150
Total liabilities	722,076	121,254	48,716	1,480	-	136,123	1,029,649
Interest sensitivity gap	(102,217)	52,893	20,623	78,062	66,456	(18,298)	97,519

3. Financial risk management (continued)

3.2 Market risk (continued)

Interest rate risk (continued)

	At 31 December 2007						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	152,746	–	–	–	–	6,319	159,065
Placements with banks and other financial institutions maturing between one and twelve months	–	42,230	10,924	–	–	–	53,154
Financial assets at fair value through profit or loss	3,562	1,839	2,164	5,894	17,397	3,584	34,440
Derivative financial instruments	–	–	–	–	–	14,477	14,477
Hong Kong SAR Government certificates of indebtedness	–	–	–	–	–	32,770	32,770
Advances and other accounts	328,750	58,396	19,372	9,487	643	3,586	420,234
Investment in securities							
– Available-for-sale securities	11,668	21,320	6,257	19,959	40,869	4,580	104,653
– Held-to-maturity securities	25,562	43,920	18,534	43,022	34,390	–	165,428
– Loans and receivables	7,459	11,444	12,199	–	–	–	31,102
Interests in associates	–	–	–	–	–	83	83
Investment properties	–	–	–	–	–	8,058	8,058
Properties, plant and equipment	–	–	–	–	–	23,293	23,293
Other assets (including deferred tax assets)	–	–	–	–	–	20,880	20,880
Total assets	529,747	179,149	69,450	78,362	93,299	117,630	1,067,637
Liabilities							
Hong Kong SAR currency notes in circulation	–	–	–	–	–	32,770	32,770
Deposits and balances of banks and other financial institutions	45,728	3,428	6,897	–	–	4,546	60,599
Financial liabilities at fair value through profit or loss	6,600	2,355	1,531	919	–	–	11,405
Derivative financial instruments	–	–	–	–	–	11,092	11,092
Deposits from customers	623,009	98,440	35,157	547	–	36,453	793,606
Debt securities in issue at amortised cost	–	–	1,977	112	–	–	2,089
Other accounts and provisions (including current and deferred tax liabilities)	7,624	107	–	128	–	30,662	38,521
Insurance contract liabilities	–	–	–	–	–	22,497	22,497
Total liabilities	682,961	104,330	45,562	1,706	–	138,020	972,579
Interest sensitivity gap	(153,214)	74,819	23,888	76,656	93,299	(20,390)	95,058

3. Financial risk management (continued)

3.3 Liquidity risk

Tables below analyse assets and liabilities of the Group as at 30 June 2008 and 31 December 2007 into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	At 30 June 2008							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	92,602	95,850	-	-	-	-	-	188,452
Placements with banks and other financial institutions maturing between one and twelve months	-	-	37,480	13,209	-	-	-	50,689
Financial assets at fair value through profit or loss								
– debt securities held for trading								
– others	-	3,442	2,482	1,734	725	3	-	8,386
– debt securities designated at fair value through profit or loss								
– certificates of deposit held	-	-	-	25	1,127	1,359	-	2,511
– others	-	-	101	742	6,576	15,866	-	23,285
– equity securities	-	-	-	-	-	-	3,100	3,100
Derivative financial instruments	17,845	474	297	1,746	844	191	-	21,397
Hong Kong SAR Government certificates of indebtedness	32,430	-	-	-	-	-	-	32,430
Advances and other accounts								
– advances to customers	29,007	15,649	29,278	57,561	201,189	140,361	1,018	474,063
– trade bills	18	4,349	3,920	981	-	-	-	9,268
– advances to banks and other *financial institutions*	28	80	309	189	3,075	-	-	3,681
Investment in securities								
– debt securities held for available-for-sale								
– certificates of deposit held	-	1,072	383	1,290	3,831	-	-	6,576
– others	-	4,228	6,188	5,775	50,671	37,081	4,785	108,728
– debt securities held for held-to-maturity								
– certificates of deposit held	-	1,387	1,132	3,826	7,198	-	-	13,543
– others	-	635	2,452	19,703	64,018	27,207	5,947	119,962
– debt securities held for loans and receivables	-	4,203	2,560	3,312	-	-	-	10,075
– equity securities	-	-	-	-	-	-	3,813	3,813
Interests in associates	-	-	-	-	-	-	89	89
Investment properties	-	-	-	-	-	-	8,634	8,634
Properties, plant and equipment	-	-	-	-	-	-	25,230	25,230
Other assets (including deferred tax assets)	5,212	7,618	8	169	87	-	162	13,256
Total assets	177,142	138,987	86,590	110,262	339,341	222,068	52,778	1,127,168

3. Financial risk management (continued)

3.3 Liquidity risk (continued)

	At 30 June 2008							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	32,430	-	-	-	-	-	-	32,430
Deposits and balances of banks and other financial institutions	59,374	13,750	3,123	5,378	-	-	-	81,625
Financial liabilities at fair value through profit or loss								
– certificates of deposit issued	-	-	962	-	861	-	-	1,823
– others	-	3,669	3,347	2,513	478	283	-	10,290
Derivative financial instruments	13,710	642	306	1,799	981	267	-	17,705
Deposits from customers	338,799	335,080	111,325	32,266	1,640	-	-	819,110
Debt securities in issue at amortised cost	-	-	-	2,756	-	-	-	2,756
Other accounts and provisions (including current and deferred tax liabilities)	14,879	7,821	12	2,909	4,096	19	954	30,690
Insurance contract liabilities	1,955	4	1	815	16,280	6,015	-	25,070
Subordinated liability	-	-	-	-	-	8,150	-	8,150
Total liabilities	461,147	360,966	119,076	48,436	24,336	14,734	954	1,029,649
Net liquidity gap	(284,005)	(221,979)	(32,486)	61,826	315,005	207,334	51,824	97,519

3. Financial risk management (continued)

3.3 Liquidity risk (continued)

	At 31 December 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	40,100	118,965	–	–	–	–	–	159,065
Placements with banks and other financial institutions maturing between one and twelve months	–	–	42,230	10,924	–	–	–	53,154
Financial assets at fair value through profit or loss								
– debt securities held for trading								
– certificates of deposit held	–	–	–	80	–	–	–	80
– others	–	1,697	779	2,342	1,307	32	–	6,157
– debt securities designated at fair value through profit or loss								
– certificates of deposit held	–	–	–	415	393	2,316	–	3,124
– others	–	36	343	272	5,376	15,468	–	21,495
– equity securities	–	–	–	–	–	–	3,584	3,584
Derivative financial instruments	12,686	228	129	929	459	46	–	14,477
Hong Kong SAR Government certificates of indebtedness	32,770	–	–	–	–	–	–	32,770
Advances and other accounts								
– advances to customers	21,196	16,345	25,968	43,608	173,120	130,067	1,373	411,677
– trade bills	12	2,815	2,227	280	–	–	–	5,334
– advances to banks and other financial institutions	27	–	600	440	2,156	–	–	3,223
Investment in securities								
– debt securities held for available-for-sale								
– certificates of deposit held	–	701	462	2,614	3,689	–	–	7,466
– others	–	5,886	3,776	7,515	30,790	44,084	556	92,607
– debt securities held for held-to-maturity								
– certificates of deposit held	–	1,097	1,490	2,426	6,351	624	–	11,988
– others	–	4,278	12,309	17,166	81,918	34,031	3,738	153,440
– debt securities held for loans and receivables	–	7,459	11,444	12,199	–	–	–	31,102
– equity securities	–	–	–	–	–	–	4,580	4,580
Interests in associates	–	–	–	–	–	–	83	83
Investment properties	–	–	–	–	–	–	8,058	8,058
Properties, plant and equipment	–	–	–	–	–	–	23,293	23,293
Other assets (including deferred tax assets)	3,360	16,219	24	174	202	–	901	20,880
Total assets	110,151	175,726	101,781	101,384	305,761	226,668	46,166	1,067,637

3. Financial risk management (continued)

3.3 Liquidity risk (continued)

	At 31 December 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	32,770	-	-	-	-	-	-	32,770
Deposits and balances of banks and other financial institutions	28,200	22,074	3,428	6,897	-	-	-	60,599
Financial liabilities at fair value through profit or loss								
– certificates of deposit issued	-	-	-	1,086	868	-	-	1,954
– others	-	2,554	1,925	3,680	983	309	-	9,451
Derivative financial instruments	8,320	418	355	954	831	214	-	11,092
Deposits from customers	329,544	329,918	98,440	35,157	547	-	-	793,606
Debt securities in issue at amortised cost	-	-	-	1,977	112	-	-	2,089
Other accounts and provisions (including current and deferred tax liabilities)	15,446	15,543	1,071	1,660	4,100	-	701	38,521
Insurance contract liabilities	2,054	-	-	535	13,786	6,122	-	22,497
Total liabilities	416,334	370,507	105,219	51,946	21,227	6,645	701	972,579
Net liquidity gap	(306,183)	(194,781)	(3,438)	49,438	284,534	220,023	45,465	95,058

The above maturity classifications have been prepared in accordance with relevant provisions under the Banking (Disclosure) Rules. The Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Indefinite". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with relevant provisions under the Banking (Disclosure) Rules. The disclosure does not imply that the securities will be held to maturity.

The above analysis in respect of insurance contract liabilities represents the estimated timing of net cash outflows resulting from recognised insurance contract liabilities on the balance sheet as at 30 June 2008 and 31 December 2007.

3.4 Insurance risk

The Group is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. The Group manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in the Group's underwriting procedures.

3. Financial risk management (continued)

3.4 Insurance risk (continued)

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon the Group's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, the Group has a retention limit on any single life insured. The Group reinsures the excess of the insured benefit over the limit for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. The Group does not have in place any reinsurance for contracts that insure against survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, the Group conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

3.5 Capital management

(a) Capital adequacy ratio

	At 30 June 2008	At 31 December 2007
Capital adequacy ratio	**13.87%**	13.08%
Core capital ratio	**11.51%**	12.23%

The capital ratios are computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules.

The differences between the basis of consolidation for accounting and regulatory purposes are described in "Appendix – Subsidiaries of the Company" on page 123.

3. Financial risk management (continued)

3.5 Capital management (continued)

(b) Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratio as at 30 June 2008 and 31 December 2007 and reported to the HKMA is analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**19,572**	22,611
Profit and loss account	**3,310**	207
Minority interests	**1,230**	1,284
	67,155	67,145
Deductions from core capital	**(274)**	(483)
Core capital	**66,881**	66,662
Supplementary capital:		
Fair value gains arising from holdings of available-for-sale securities	**157**	18
Fair value gains arising from holdings of securities designated at fair value through profit or loss	**3**	9
Collective loan impairment allowances	**1,108**	1,004
Regulatory reserve	**4,620**	4,130
Term subordinated debt	**8,144**	–
	14,032	5,161
Deductions from supplementary capital	**(274)**	(483)
Supplementary capital	**13,758**	4,678
Total capital base after deductions	**80,639**	71,340

Subsidiaries which are not included in the consolidation group for the calculation of capital adequacy ratios are denoted in "Appendix – Subsidiaries of the Company" on page 123. Investment costs in such subsidiaries are deducted from the capital base.

4. Net interest income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**2,694**	3,229
Advances to customers	**8,197**	9,940
Listed investments	**1,369**	1,239
Unlisted investments	**5,626**	6,675
Others	**219**	401
	18,105	21,484
Interest expense		
Due to banks, customers and other financial institutions	**(7,710)**	(12,098)
Debt securities in issue	**(58)**	(49)
Subordinated liability	**(6)**	–
Others	**(302)**	(434)
	(8,076)	(12,581)
Net interest income	**10,029**	8,903

Included within interest income is HK$21 million (first half of 2007: HK$14 million) of interest income recognised on advances classified as impaired for the first half of 2008. Interest accrued on impaired investment securities amounted to HK$13 million (first half of 2007: Nil).

Included within interest income and interest expense are HK$17,416 million (first half of 2007: HK$20,882 million) and HK$7,670 million (first half of 2007: HK$12,192 million) for financial assets and financial liabilities that are not recognised at fair value through profit or loss respectively.

5. Net fees and commission income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Fees and commission income		
Securities brokerage		
– Stockbroking	**1,289**	1,324
– Bonds	**220**	65
Credit cards	**578**	471
Bills commissions	**329**	273
Loan commissions	**263**	129
Payment services	**239**	221
Asset management	**157**	342
Insurance	**132**	85
Trust services	**87**	66
Guarantees	**26**	24
Others		
– currency exchange	**108**	73
– RMB business	**99**	54
– safe deposit box	**96**	99
– information search	**25**	23
– correspondent banking	**21**	17
– low deposit balance accounts	**15**	17
– BOC cards	**13**	14
– postage and telegrams	**13**	12
– agency services	**11**	8
– dormant accounts	**9**	11
– sundries	**115**	111
	3,845	3,439
Fees and commission expenses	**(946)**	(807)
Net fees and commission income	**2,899**	2,632
Of which arise from		
– financial assets or financial liabilities not at fair value through profit or loss		
– Fees and commission income	**288**	158
– Fees and commission expenses	**(14)**	(36)
	274	122
– trust and other fiduciary activities		
– Fees and commission income	**169**	66
– Fees and commission expenses	**(3)**	–
	166	66

6. Net trading income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net gain from:		
– foreign exchange and foreign exchange products	**875**	155
– interest rate instruments	**206**	192
– equity instruments	**135**	70
– commodities	**21**	–
	1,237	417

7. Net gain on investment in securities

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net gain from disposal of available-for-sale securities	**129**	1
Net (loss)/gain from redemption of held-to-maturity securities	**(1)**	1
	128	2

8. Net insurance premium income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Gross written premiums	**4,511**	2,936
Less: Gross written premiums ceded to reinsurers	**(10)**	(3)
Net insurance premium income	**4,501**	2,933

9. Other operating income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Dividend income from investment in securities		
– listed investments	**91**	–
– unlisted investments	**9**	9
Gross rental income from investment properties	**151**	123
Less: Outgoings in respect of investment properties	**(24)**	(22)
Net gain on disposal of subsidiaries	**–**	1
Others	**104**	88
	331	199

Included in the "Outgoings in respect of investment properties" is HK$1 million (first half of 2007: HK$2 million) of direct operating expenses related to investment properties that were not let during the period.

10. Net insurance benefits and claims

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Claims, benefits and surrenders paid	**741**	440
Movement in liabilities	**2,862**	2,193
Gross claims, benefits and surrenders paid and movement in liabilities	**3,603**	2,633
Less: Reinsurers' share of claims, benefits and surrenders paid and movement in liabilities	**(1)**	(1)
Net insurance claims, benefits and surrenders paid and movement in liabilities	**3,602**	2,632

11. Net (charge)/reversal of impairment allowances

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Advances to customers		
Individually assessed		
– new allowances	**(142)**	(106)
– releases	**62**	109
– recoveries	**187**	340
Net reversal of individually assessed loan impairment allowances	**107**	343
Collectively assessed		
– new allowances	**(199)**	(192)
– releases	**7**	–
– recoveries	**14**	15
Net charge of collectively assessed loan impairment allowances	**(178)**	(177)
Net (charge)/reversal of loan impairment allowances	**(71)**	166
Available-for-sale securities		
Net charge of impairment losses on available-for-sale securities		
– Individually assessed	**(1,187)**	–
Held-to-maturity securities		
Net charge of impairment allowances on held-to-maturity securities		
– Individually assessed	**(962)**	–
Others	**(7)**	–
Net (charge)/reversal of impairment allowances	**(2,227)**	166

12. Operating expenses

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**2,302**	1,957
– termination benefit	**2**	6
– pension cost	**178**	146
	2,482	2,109
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**193**	168
– information technology	**184**	143
– others	**118**	106
	495	417
Depreciation	**480**	373
Auditors' remuneration		
– audit services	**5**	4
– non-audit services	**1**	1
Other operating expenses	**625**	514
	4,088	3,418

13. Net gain from disposal of/fair value adjustments on investment properties

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net gain on disposal of investment properties	**9**	2
Net gain on fair value adjustments on investment properties	**701**	414
	710	416

14. Net (loss)/gain from disposal/revaluation of properties, plant and equipment

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net loss on disposal of other fixed assets	**–**	(2)
Net (loss)/gain on revaluation of premises	**(8)**	7
	(8)	5

15. Taxation

Taxation in the condensed consolidated income statement represents:

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Hong Kong profits tax		
– current period taxation	**1,286**	1,508
Deferred tax (reversal)/charge	**(111)**	44
Hong Kong profits tax	**1,175**	1,552
Overseas taxation	**78**	47
	1,253	1,599

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits arising in Hong Kong for the first half of 2008. Taxation on overseas profits has been calculated on the estimated assessable profits for the first half of 2008 at the rates of taxation prevailing in the countries in which the Group operates.

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Profit before taxation	**8,434**	9,227
Calculated at a taxation rate of 16.5% (2007: 17.5%)	**1,392**	1,615
Effect of different taxation rates in other countries	**32**	(11)
Income not subject to taxation	**(225)**	(52)
Expenses not deductible for taxation purposes	**54**	54
Utilisation of previously unrecognised tax losses	**–**	(7)
Taxation charge	**1,253**	1,599
Effective tax rate	**14.9%**	17.3%

16. Dividends

	Half-year ended 30 June 2008		Half-year ended 30 June 2007	
	Per share HK$	**Total HK$'m**	Per share HK$	Total HK$'m
Interim dividend	**0.438**	**4,631**	0.428	4,525

At a meeting held on 28 August 2008, the Board declared an interim dividend of HK$0.438 per ordinary share for the first half of 2008 amounting to approximately HK$4,631 million. This declared dividend is not reflected as a dividend payable in this interim financial information, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2008.

17. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2008 of approximately HK$7,088 million (first half of 2007: HK$7,466 million) and on the ordinary shares in issue of 10,572,780,266 shares (2007: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2008 (first half of 2007: Nil).

18. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the first half of 2008 amounted to approximately HK$149 million (first half of 2007: approximately HK$129 million), after a deduction of forfeited contributions of approximately HK$7 million (first half of 2007: approximately HK$7 million). For the MPF Scheme, the Group contributed approximately HK$19 million (first half of 2007: approximately HK$13 million) for the first half of 2008.

19. Share option schemes

(a) *Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the first half of 2008 (first half of 2007: Nil).

19. Share option schemes (continued)

(b) *Pre-Listing Share Option Scheme*

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002.

Details of the share options outstanding as at 30 June 2008 are disclosed as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2008	**6,651,600**	**2,253,100**	**1,446,000**	**10,350,700**	**8.5**
Less: Share options exercised during the period	**(361,500)**	**(587,500)**	**(1,446,000)**	**(2,395,000)**	**8.5**
At 30 June 2008	**6,290,100**	**1,665,600**	**-**	**7,955,700**	**8.5**
Exercisable at 30 June 2008	**6,290,100**	**1,665,600**	**-**	**7,955,700**	**8.5**
At 1 January 2007	8,459,100	3,980,450	1,446,000	13,885,550	8.5
Transfer	(1,446,000)	-	1,446,000	–	8.5
Less: Share options exercised during the year	(361,500)	(1,727,350)	(1,446,000)	(3,534,850)	8.5
At 31 December 2007	6,651,600	2,253,100	1,446,000	10,350,700	8.5
Exercisable at 31 December 2007	6,651,600	2,253,100	1,446,000	10,350,700	8.5

* Represented share options held by ex-directors of the Group

Share options were exercised on a regular basis throughout the period, the weighted average share price during the period was HK$19.23 (31 December 2007: HK$19.38).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

20. Cash and balances with banks and other financial institutions

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Cash	**4,089**	3,334
Balances with central banks	**83,826**	30,627
Balances with banks and other financial institutions	**4,687**	6,139
Placements with banks and other financial institutions maturing within one month	**95,850**	118,965
	188,452	159,065

21. Financial assets at fair value through profit or loss

	Trading securities		**Financial assets designated at fair value through profit or loss**		**Total**	
	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m	**At 30 June 2008 HK$'m**	At 31 December 2007 HK$'m	**At 30 June 2008 HK$'m**	At 31 December 2007 HK$'m
At fair value						
Debt securities						
– Listed in Hong Kong	**476**	190	**330**	895	**806**	1,085
– Listed outside Hong Kong	**168**	537	**3,266**	2,687	**3,434**	3,224
	644	727	**3,596**	3,582	**4,240**	4,309
– Unlisted	**7,742**	5,510	**22,200**	21,037	**29,942**	26,547
	8,386	6,237	**25,796**	24,619	**34,182**	30,856
Equity securities						
– Listed in Hong Kong	**72**	327	**304**	349	**376**	676
– Unlisted	**115**	94	**2,609**	2,814	**2,724**	2,908
	187	421	**2,913**	3,163	**3,100**	3,584
Total	**8,573**	6,658	**28,709**	27,782	**37,282**	34,440

21. Financial assets at fair value through profit or loss (continued)

Financial assets at fair value through profit or loss are analysed by type of issuer as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Sovereigns	**7,294**	4,197
Public sector entities	**1,719**	1,333
Banks and other financial institutions	**24,576**	24,820
Corporate entities	**3,693**	4,090
	37,282	34,440

Financial assets at fair value through profit or loss are analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Treasury bills	**6,586**	3,517
Certificates of deposit held	**2,511**	3,204
Other financial assets at fair value through profit or loss	**28,185**	27,719
	37,282	34,440

22. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the condensed consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

22. Derivative financial instruments (continued)

The following tables summarise the contract/notional amounts of each significant type of derivative financial instrument as at 30 June 2008 and 31 December 2007:

	At 30 June 2008			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting* HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	288,861	–	–	288,861
Swaps	192,702	–	68	192,770
Foreign currency option contracts				
– Options purchased	5,137	–	–	5,137
– Options written	5,181	–	–	5,181
	491,881	–	68	491,949
Interest rate contracts				
Futures	4,821	–	–	4,821
Swaps	48,826	22,917	5,184	76,927
Interest rate option contracts				
– Swaptions written	702	–	–	702
– Bond options written	468	–	–	468
	54,817	22,917	5,184	82,918
Bullion contracts	16,769	–	–	16,769
Equity contracts	8,931	–	–	8,931
Other contracts	157	–	–	157
Total	572,555	22,917	5,252	600,724

* Derivative transactions which do not qualify as hedges for accounting purposes but are managed in conjunction with the financial instruments designated at fair value through profit or loss are separately disclosed in compliance with the requirements set out in the Banking (Disclosure) Rules.

22. Derivative financial instruments (continued)

	At 31 December 2007			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	258,556	–	1,495	260,051
Swaps	156,554	–	–	156,554
Foreign currency option contracts				
– Options purchased	5,607	–	–	5,607
– Options written	5,875	–	–	5,875
	426,592	–	1,495	428,087
Interest rate contracts				
Futures	226	–	–	226
Swaps	36,714	6,708	3,253	46,675
Interest rate option contracts				
– Swaptions written	780	–	–	780
– Bond options written	780	–	–	780
	38,500	6,708	3,253	48,461
Bullion contracts	12,950	–	–	12,950
Equity contracts	5,378	–	–	5,378
Other contracts	172	–	–	172
Total	483,592	6,708	4,748	495,048

22. Derivative financial instruments (continued)

The following tables summarise the fair values of each class of derivative financial instrument as at 30 June 2008 and 31 December 2007:

	At 30 June 2008							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	17,649	–	–	17,649	(12,681)	–	–	(12,681)
Swaps	613	–	1	614	(727)	–	(1)	(728)
Foreign currency option contracts								
– Options purchased	27	–	–	27	–	–	–	–
– Options written	–	–	–	–	(26)	–	–	(26)
	18,289	–	1	18,290	(13,434)	–	(1)	(13,435)
Interest rate contracts								
Futures	1	–	–	1	(9)	–	–	(9)
Swaps	700	379	8	1,087	(1,153)	(153)	(78)	(1,384)
Interest rate option contracts								
– Swaptions written	–	–	–	–	(5)	–	–	(5)
– Bond options written	–	–	–	–	(7)	–	–	(7)
	701	379	8	1,088	(1,174)	(153)	(78)	(1,405)
Bullion contracts	890	–	–	890	(1,728)	–	–	(1,728)
Equity contracts	1,129	–	–	1,129	(1,137)	–	–	(1,137)
Total	21,009	379	9	21,397	(17,473)	(153)	(79)	(17,705)

22. Derivative financial instruments (continued)

	At 31 December 2007							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	12,588	–	–	12,588	(7,822)	–	(10)	(7,832)
Swaps	269	–	–	269	(634)	–	–	(634)
Foreign currency option contracts								
– Options purchased	48	–	–	48	–	–	–	–
– Options written	–	–	–	–	(51)	–	–	(51)
	12,905	–	–	12,905	(8,507)	–	(10)	(8,517)
Interest rate contracts								
Swaps	492	10	23	525	(885)	(124)	(90)	(1,099)
Interest rate option contracts								
– Swaptions written	–	–	–	–	(17)	–	–	(17)
– Bond options written	–	–	–	–	(23)	–	–	(23)
	492	10	23	525	(925)	(124)	(90)	(1,139)
Bullion contracts	774	–	–	774	(1,110)	–	–	(1,110)
Equity contracts	273	–	–	273	(326)	–	–	(326)
Total	14,444	10	23	14,477	(10,868)	(124)	(100)	(11,092)

22. Derivative financial instruments (continued)

The credit risk weighted amounts of the above derivative financial instruments are as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Exchange rate contracts		
Forwards	**659**	1,017
Swaps	**660**	492
Foreign currency option contracts		
– Options purchased	**6**	19
Interest rate contracts		
Swaps	**265**	104
Bullion contracts	**50**	63
Equity contracts	**79**	49
	1,719	1,744

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Banking (Capital) Rules. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

There is no effect of bilateral netting agreement on the fair values or the credit risk-weighted amounts of the derivative financial instruments.

Approximately 56% (31 December 2007: 52%) of the Group's transactions in derivative contracts are conducted with other financial institutions.

23. Advances and other accounts

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Personal loans and advances	**152,491**	141,708
Corporate loans and advances	**323,096**	271,354
Advances to customers	**475,587**	413,062
Loan impairment allowances		
– Individually assessed	**(416)**	(381)
– Collectively assessed	**(1,108)**	(1,004)
	474,063	411,677
Trade bills	**9,268**	5,334
Advances to banks and other financial institutions	**3,681**	3,223
Total	**487,012**	420,234

As at 30 June 2008, advances to customers included accrued interest on gross advances of HK$1,147 million (31 December 2007: HK$1,454 million).

As at 30 June 2008 and 31 December 2007, no impairment allowance was made in respect of trade bills and advances to banks and other financial institutions.

24. Investment in securities

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
(a) Available-for-sale securities		
Debt securities, at fair value		
– Listed in Hong Kong	**2,794**	3,659
– Listed outside Hong Kong	**33,415**	18,455
	36,209	22,114
– Unlisted	**79,095**	77,959
	115,304	100,073
Equity securities, at fair value		
– Listed in Hong Kong	**3,282**	4,135
– Listed outside Hong Kong	**453**	–
	3,735	4,135
– Unlisted	**78**	445
	3,813	4,580
	119,117	104,653
(b) Held-to-maturity securities		
Listed, at amortised cost		
– in Hong Kong	**4,078**	4,107
– outside Hong Kong	**23,165**	21,078
	27,243	25,185
Unlisted, at amortised cost	**108,543**	141,925
	135,786	167,110
Impairment allowances	**(2,281)**	(1,682)
	133,505	165,428
(c) Loans and receivables		
Unlisted, at amortised cost	**10,075**	31,102
Total	**262,697**	301,183
Market value of listed held-to-maturity securities	**26,708**	24,776

24. Investment in securities (continued)

Investment in securities is analysed by type of issuer as follows:

	At 30 June 2008			
	Available-for-sale securities HK$'m	**Held-to-maturity securities HK$'m**	**Loans and receivables HK$'m**	**Total HK$'m**
Sovereigns	**15,474**	**1,463**	**–**	**16,937**
Public sector entities	**7,697**	**18,341**	**–**	**26,038**
Banks and other financial institutions	**64,948**	**84,932**	**10,075**	**159,955**
Corporate entities	**30,998**	**28,769**	**–**	**59,767**
	119,117	**133,505**	**10,075**	**262,697**

	At 31 December 2007			
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Sovereigns	13,402	1,814	–	15,216
Public sector entities	9,673	20,530	–	30,203
Banks and other financial institutions	47,989	108,547	31,102	187,638
Corporate entities	33,589	34,537	–	68,126
	104,653	165,428	31,102	301,183

Available-for-sale and held-to-maturity securities are analysed as follows:

	Available-for-sale securities		Held-to-maturity securities	
	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m	**At 30 June 2008 HK$'m**	At 31 December 2007 HK$'m
Treasury bills	**9,425**	9,396	**100**	200
Certificates of deposit held	**6,576**	7,466	**13,543**	11,988
Others	**103,116**	87,791	**119,862**	153,240
	119,117	104,653	**133,505**	165,428

25. Investment properties

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
At 1 January	**8,058**	7,481
Disposals	**(89)**	(200)
Fair value gains (Note 13)	**701**	1,056
Reclassification to properties, plant and equipment (Note 26)	**(36)**	(279)
At period/year end	**8,634**	8,058

26. Properties, plant and equipment

	Premises HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Net book value at 1 January 2008	**20,783**	**2,510**	**23,293**
Additions	**13**	**204**	**217**
Disposals	**–**	**(1)**	**(1)**
Revaluation	**2,165**	**–**	**2,165**
Depreciation for the period (Note 12)	**(191)**	**(289)**	**(480)**
Reclassification from investment properties (Note 25)	**36**	**–**	**36**
Net book value at 30 June 2008	**22,806**	**2,424**	**25,230**
At 30 June 2008			
Cost or valuation	**22,806**	**5,795**	**28,601**
Accumulated depreciation and impairment	**–**	**(3,371)**	**(3,371)**
Net book value at 30 June 2008	**22,806**	**2,424**	**25,230**
Net book value at 1 January 2007	17,906	1,834	19,740
Additions	–	1,147	1,147
Disposals	(16)	(17)	(33)
Revaluation	2,946	–	2,946
Depreciation for the year	(332)	(455)	(787)
Reclassification from investment properties (Note 25)	279	–	279
Exchange adjustments	–	1	1
Net book value at 31 December 2007	20,783	2,510	23,293
At 31 December 2007			
Cost or valuation	20,783	5,642	26,425
Accumulated depreciation and impairment	–	(3,132)	(3,132)
Net book value at 31 December 2007	20,783	2,510	23,293

26. Properties, plant and equipment (continued)

The analysis of cost or valuation of the above assets is as follows:

	Premises HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
At 30 June 2008			
At cost	–	**5,795**	**5,795**
At valuation	**22,806**	–	**22,806**
	22,806	**5,795**	**28,601**
At 31 December 2007			
At cost	–	5,642	5,642
At valuation	20,783	–	20,783
	20,783	5,642	26,425

27. Other assets

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Repossessed assets	**136**	76
Precious metals	**1,843**	1,741
Accounts receivable and prepayments	**11,184**	19,040
	13,163	20,857

28. Financial liabilities at fair value through profit or loss

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Trading liabilities		
– Short positions in Exchange Fund Bills (Note 31)	**6,689**	3,492
Financial liabilities designated at fair value through profit or loss		
– Structured deposits (Note 29)	**3,601**	5,959
– Certificates of deposit issued	**1,823**	1,954
	5,424	7,913
	12,113	11,405

28. Financial liabilities at fair value through profit or loss (continued)

The carrying amount of financial liabilities designated at fair value through profit or loss as at 30 June 2008 is more than the amount that the Group would be contractually required to pay at maturity to the holders by HK$33 million, and it was less than the amount that the Group would be contractually required to pay at maturity to the holders by HK$44 million as at 31 December 2007. The amount of change in the fair values of financial liabilities at fair value through profit or loss, during the period and cumulatively, attributable to changes in credit risk is insignificant.

29. Deposits from customers

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Current, savings and other deposit accounts (per condensed consolidated balance sheet)	**819,110**	793,606
Structured deposits reported as financial liabilities at fair value through profit or loss (Note 28)	**3,601**	5,959
	822,711	799,565
Analysed by:		
Demand deposits and current accounts		
– corporate customers	**32,682**	32,645
– individual customers	**8,225**	7,854
	40,907	40,499
Savings deposits		
– corporate customers	**74,292**	76,668
– individual customers	**221,210**	209,985
	295,502	286,653
Time, call and notice deposits		
– corporate customers	**212,440**	172,342
– individual customers	**273,862**	300,071
	486,302	472,413
	822,711	799,565

30. Other accounts and provisions

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Other accounts payable	**24,864**	33,335
Provisions	**11**	9
	24,875	33,344

31. Assets pledged as security

As at 30 June 2008, liabilities of the Group amounting to HK$6,689 million (31 December 2007: HK$3,492 million) were secured by assets deposited with central depositories to facilitate settlement operations. In addition, the liabilities of the Group amounting to HK$3,675 million (31 December 2007: Nil) were secured by debt securities related to sale and repurchase arrangements. The amount of assets pledged by the Group to secure these liabilities was HK$11,629 million (31 December 2007: HK$3,836 million) included in "Trading securities" and "Available-for-sale securities".

32. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in this interim financial information in accordance with HKAS 12 "Income Taxes".

The major components of deferred tax assets and liabilities recorded in the condensed consolidated balance sheet, and the movements during the first half of 2008 and the year ended 31 December 2007 are as follows:

	At 30 June 2008					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Tax losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2008	533	3,777	(15)	(169)	(182)	3,944
(Credited)/charged to income statement (Note 15)	(43)	(26)	(73)	8	23	(111)
Charged/(credited) to equity and minority interests	–	262	–	–	(235)	27
At 30 June 2008	490	4,013	(88)	(161)	(394)	3,860

32. Deferred taxation (continued)

	At 31 December 2007					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Tax losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2007	401	3,155	(71)	(89)	(74)	3,322
Charged/(credited) to income statement	132	143	56	(80)	1	252
Charged/(credited) to equity and minority interests	–	479	–	–	(109)	370
At 31 December 2007	533	3,777	(15)	(169)	(182)	3,944

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Deferred tax assets	**(93)**	(23)
Deferred tax liabilities	**3,953**	3,967
	3,860	3,944

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(93)**	(23)
Deferred tax liabilities to be settled after more than twelve months	**4,334**	4,115
	4,241	4,092

32. Deferred taxation (continued)

The deferred tax charged/(credited) to equity during the first half of 2008 and the year ended 31 December 2007 is as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Fair value reserves in shareholders' equity:		
– premises	**263**	476
– available-for-sale securities	**(240)**	(109)
– minority interests	**4**	3
	27	370

33. Insurance contract liabilities

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Gross and net		
At 1 January	**22,497**	14,239
Benefits paid	**(737)**	(881)
Claims incurred and movement in liabilities	**3,310**	9,139
At period/year end	**25,070**	22,497

34. Subordinated liability

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Subordinated loan	**8,150**	–

In June 2008, BOCHK obtained a floating-rate subordinated loan with a principal amount of EUR660 million from BOC, the intermediate holding company. The loan will be due and repayable in June 2018. Interest is charged at 6-month EURIBOR plus 0.85% per annum for the first five years of the loan term, and at 6-month EURIBOR plus 1.35% per annum for the remaining tenure, payable semi-annually.

35. Share capital

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5 each	**52,864**	52,864

36. Reserves

The Group's reserves and the movements therein for the current and prior periods are presented in the condensed consolidated statement of changes in equity on pages 44 to 45.

37. Notes to condensed consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash inflow before taxation

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Operating profit	**7,724**	8,808
Depreciation	**480**	373
Net charge/(reversal) of impairment allowances	**2,227**	(166)
Unwind of discount on impairment	**(21)**	(14)
Advances written off net of recoveries	**86**	214
Interest expense on subordinated liability	**6**	–
Change in cash and balances with banks and other financial institutions with original maturity over three months	**17,866**	(6,883)
Change in placements with banks and other financial institutions with original maturity over three months	**(627)**	(9,863)
Change in financial assets at fair value through profit or loss	**565**	2,360
Change in derivative financial instruments	**(307)**	(615)
Change in advances and other accounts	**(66,914)**	(46,767)
Change in investment in securities	**33,400**	(1,751)
Change in other assets	**7,689**	(46,795)
Change in deposits and balances of banks and other financial institutions	**21,026**	(2,316)
Change in financial liabilities at fair value through profit or loss	**708**	3,077
Change in deposits from customers	**25,504**	109,223
Change in debt securities in issue at amortised cost	**667**	283
Change in other accounts and provisions	**(8,471)**	(48)
Change in insurance contract liabilities	**2,573**	2,196
Exchange difference	**199**	6
Operating cash inflow before taxation	**44,380**	11,322
Cash flows from operating activities included:		
– Interest received	**19,220**	21,158
– Interest paid	**7,254**	12,427
– Dividend received	**100**	9

37. Notes to condensed consolidated cash flow statement (continued)

(b) Analysis of the balances of cash and cash equivalents

	At 30 June 2008 HK$'m	At 30 June 2007 HK$'m
Cash and balances with banks and other financial institutions with original maturity within three months	**173,272**	110,712
Placements with banks and other financial institutions with original maturity within three months	**10,847**	14,339
Treasury bills with original maturity within three months	**12,820**	8,244
Certificates of deposit held with original maturity within three months	**1,816**	702
	198,755	133,997

38. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Direct credit substitutes	**1,511**	2,120
Transaction-related contingencies	**8,186**	7,075
Trade-related contingencies	**33,231**	29,081
Commitments that are unconditionally cancellable without prior notice	**53,169**	50,034
Other commitments with an original maturity of		
– up to one year	**93,133**	84,804
– over one year	**48,627**	58,189
	237,857	231,303
Credit risk weighted amount	**45,867**	47,356

The calculation basis of the credit risk weighted amount has been set out in Note 22.

39. Capital commitments

The Group has the following outstanding capital commitments not provided for in this interim financial information:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Authorised and contracted for but not provided for	**318**	165
Authorised but not contracted for	**54**	1
	372	166

The above capital commitments mainly relate to commitments to purchase computer equipment and software, and to renovate the Group's premises.

40. Operating lease commitments

(a) The Group as lessee

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Land and buildings		
– not later than one year	**357**	321
– later than one year but not later than five years	**378**	297
– later than five years	**5**	–
	740	618

Certain non-cancellable operating leases included in the tables above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

40. Operating lease commitments (continued)

(b) The Group as lessor

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Land and buildings		
– not later than one year	**276**	251
– later than one year but not later than five years	**272**	215
	548	466

The Group leases its investment properties (Note 25) under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the prevailing market conditions. None of the leases include contingent rentals.

41. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues and profits before tax are derives from the assets located in Hong Kong.

Information about the four business segments is provided in segmental reporting. They are Personal Banking, Corporate Banking, Treasury and Insurance.

Both Personal Banking and Corporate Banking segments provide general banking services. Personal Banking serves individual customers while Corporate Banking deals with non individual customers. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The Insurance segment shows business relating to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged based on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the second half of 2007, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

41. Segmental reporting (continued)

	Half-year ended 30 June 2008							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
– external	(1,950)	3,092	8,319	538	30	10,029	-	10,029
– inter-segment	5,280	(120)	(4,863)	-	(297)	-	-	-
	3,330	2,972	3,456	538	(267)	10,029	-	10,029
Net fees and commission income/(expenses)	2,141	1,012	(2)	(164)	(22)	2,965	(66)	2,899
Net trading income/(expenses)	370	90	898	-	(121)	1,237	-	1,237
Net loss on financial instruments designated at fair value through profit or loss	-	-	(92)	(1,392)	-	(1,484)	-	(1,484)
Net gain on investment in securities	-	-	128	-	-	128	-	128
Net insurance premium income	-	-	-	4,503	-	4,503	(2)	4,501
Other operating income	21	30	1	8	977	1,037	(706)	331
Total operating income	5,862	4,104	4,389	3,493	567	18,415	(774)	17,641
Net insurance benefits and claims	-	-	-	(3,602)	-	(3,602)	-	(3,602)
Net operating income before impairment allowances	5,862	4,104	4,389	(109)	567	14,813	(774)	14,039
Net charge of impairment allowances	(18)	(60)	(2,149)	-	-	(2,227)	-	(2,227)
Net operating income/(expenses)	5,844	4,044	2,240	(109)	567	12,586	(774)	11,812
Operating expenses	(2,879)	(1,081)	(431)	(69)	(402)	(4,862)	774	(4,088)
Operating profit/(loss)	2,965	2,963	1,809	(178)	165	7,724	-	7,724
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	710	710	-	710
Net loss from disposal/revaluation of properties, plant and equipment	-	-	-	-	(8)	(8)	-	(8)
Share of profits less losses of associates	-	-	-	-	8	8	-	8
Profit/(loss) before taxation	2,965	2,963	1,809	(178)	875	8,434	-	8,434
At 30 June 2008								
Assets								
Segment assets	165,005	339,456	563,506	27,738	41,196	1,136,901	(10,370)	1,126,531
Interests in associates	-	-	-	-	89	89	-	89
Unallocated corporate assets	-	-	-	-	548	548	-	548
	165,005	339,456	563,506	27,738	41,833	1,137,538	(10,370)	1,127,168
Liabilities								
Segment liabilities	524,774	324,447	154,217	25,982	282	1,029,702	(10,370)	1,019,332
Unallocated corporate liabilities	-	-	-	-	10,317	10,317	-	10,317
	524,774	324,447	154,217	25,982	10,599	1,040,019	(10,370)	1,029,649
Half-year ended 30 June 2008								
Other information								
Additions of properties, plant and equipment	4	1	-	1	211	217	-	217
Depreciation	133	65	52	2	228	480	-	480
Amortisation of securities	-	-	(73)	-	-	(73)	-	(73)

41. Segmental reporting (continued)

	Half-year ended 30 June 2007							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
– external	(4,198)	2,746	9,956	346	53	8,903	–	8,903
– inter-segment	8,039	57	(7,505)	–	(591)	–	–	–
	3,841	2,803	2,451	346	(538)	8,903	–	8,903
Net fees and commission income/ (expenses)	2,037	781	7	(111)	(33)	2,681	(49)	2,632
Net trading income	268	81	46	–	22	417	–	417
Net loss on financial instruments designated at fair value through profit or loss	–	–	(5)	(389)	–	(394)	–	(394)
Net gain on investment in securities	–	–	2	–	–	2	–	2
Net insurance premium income	–	–	–	2,936	–	2,936	(3)	2,933
Other operating income	27	1	1	5	804	838	(639)	199
Total operating income	6,173	3,666	2,502	2,787	255	15,383	(691)	14,692
Net insurance benefits and claims	–	–	–	(2,632)	–	(2,632)	–	(2,632)
Net operating income before impairment allowances	6,173	3,666	2,502	155	255	12,751	(691)	12,060
Net (charge)/reversal of impairment allowances	(54)	220	–	–	–	166	–	166
Net operating income	6,119	3,886	2,502	155	255	12,917	(691)	12,226
Operating expenses	(2,581)	(899)	(258)	(48)	(323)	(4,109)	691	(3,418)
Operating profit/(loss)	3,538	2,987	2,244	107	(68)	8,808	–	8,808
Net gain from disposal of/fair value adjustments on investment properties	–	–	–	–	416	416	–	416
Net gain from disposal/revaluation of properties, plant and equipment	–	–	–	–	5	5	–	5
Share of profits less losses of associates	–	–	–	–	(2)	(2)	–	(2)
Profit before taxation	3,538	2,987	2,244	107	351	9,227	–	9,227
At 31 December 2007								
Assets								
Segment assets	162,634	281,680	566,661	24,545	37,567	1,073,087	(5,771)	1,067,316
Interests in associates	–	–	–	–	83	83	–	83
Unallocated corporate assets	–	–	–	–	238	238	–	238
	162,634	281,680	566,661	24,545	37,888	1,073,408	(5,771)	1,067,637
Liabilities								
Segment liabilities	545,397	284,353	116,095	23,182	2,539	971,566	(5,771)	965,795
Unallocated corporate liabilities	–	–	–	–	6,784	6,784	–	6,784
	545,397	284,353	116,095	23,182	9,323	978,350	(5,771)	972,579
Half-year ended 30 June 2007								
Other information								
Additions of properties, plant and equipment	2	–	–	–	285	287	–	287
Depreciation	104	47	23	1	198	373	–	373
Amortisation of securities	–	–	919	–	–	919	–	919

42. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

The Group provides loans and credit facilities to related parties in the normal course of business. Such transactions are conducted with terms that are no more favourable than those contracted with third party customers of the Group.

Transactions with related parties, which the Group entered into during the period are summarised as follows:

(a) Advances to third parties guaranteed by BOC Group companies

As at 30 June 2008, BOC, the intermediate holding company, provided guarantees for loans in favour of the Group amounting to HK$7,450 million (31 December 2007: HK$3,693 million) to certain third parties. BOC held equity interests of not more than 20% in these third parties.

(b) Advances acquired from BOC

During the first half of 2008, the Group has entered into an agreement with BOC to acquire advances amounting to USD300 million arising from trade finance facilities granted to customers. The outstanding amount of such advances at balance sheet date has been included as "advances to customers" in this interim financial information.

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

		Half-year ended 30 June 2008		
	Notes	**Immediate and intermediate holding companies HK$'m**	**Associates HK$'m**	**Other related parties[1] HK$'m**
Income statement items:				
Interest income	(i)	574	–	7
Interest expense	(ii)	(235)	(1)	(63)
Insurance premium paid (net)	(iii)	–	–	(14)
Administrative services fees received/receivable	(iv)	15	–	12
Rental fees received/receivable	(iv)	1	–	27
Credit card commission paid/payable (net)	(v)	(43)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(188)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(48)
Funds selling commission received	(vi)	–	–	40
Correspondent banking fee received	(vii)	7	–	–
Net trading losses		(7)	–	(76)

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

	Half-year ended 30 June 2007			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	205	–	9
Interest expense	(ii)	(232)	(2)	(168)
Insurance premium paid (net)	(iii)	–	–	(20)
Administrative services fees received/receivable	(iv)	16	–	16
Rental fees received/receivable	(iv)	–	–	11
Credit card commission paid/payable (net)	(v)	(42)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(178)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(40)
Funds selling commission received	(vi)	–	–	71
Correspondent banking fee received	(vii)	7	–	–
Loans services fees received		–	–	1
Net trading gains		11	–	54

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

		At 30 June 2008		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	21,056	–	21
Placements with banks and other financial institutions maturing between one and twelve months	(i)	14,013	–	–
Financial assets at fair value through profit or loss		297	–	2,030
Derivative financial instruments assets	(viii)	38	–	3
Advances and other accounts	(i)	45	–	860
Investment in securities	(i)	367	–	–
Other assets	(ix)	52	–	1,351
Deposits and balances of banks and other financial institutions	(ii)	11,473	–	617
Deposits from customers	(ii)	84	75	4,473
Derivative financial instruments liabilities	(viii)	25	–	89
Other accounts and provisions	(ix)	54	–	2,306
Subordinated liability	(x)	8,150	–	–
Off-balance sheet items:				
Contingent liabilities and commitments	(xi)	7,422	–	722

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

		At 31 December 2007		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	22,854	–	30
Placements with banks and other financial institutions maturing between one and twelve months	(i)	8,917	–	–
Financial assets at fair value through profit or loss		438	–	2,097
Derivative financial instruments assets	(viii)	30	–	3
Advances and other accounts	(i)	21	–	–
Investment in securities	(i)	347	–	–
Other assets	(ix)	64	–	5,154
Deposits and balances of banks and other financial institutions	(ii)	15,478	–	680
Deposits from customers	(ii)	74	85	7,158
Derivative financial instruments liabilities	(viii)	14	–	23
Other accounts and provisions	(ix)	100	–	5,538
Off-balance sheet items:				
Contingent liabilities and commitments	(xi)	2,248	–	3,722

1 Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities.

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC Group companies including deposit of cash and balances with banks and other financial institutions, placement of interbank deposits, investment in securities and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

42. Significant related party transactions (continued)

(c) *Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)*

Notes: (continued)

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC Group companies at the relevant market rates at the time of the transactions. Interest on a subordinated loan is charged at the contracted rate as denoted in Note 34.

(iii) Insurance premium paid/insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general insurance policies from BOC Group companies at the relevant market rates at the time of the transactions.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to BOC Group companies mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from BOC Group companies at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC Group companies. The Group also pays rental fees to BOC Group companies. These transactions have been entered into in the ordinary course of business and were priced at the relevant market rates at the time of the transactions.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a BOC Group company to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

(viii) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC Group companies. As at 30 June 2008 the aggregate notional amount of such derivative transactions amounted to HK$23,270 million (31 December 2007: HK$13,219 million) whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$41 million (31 December 2007: HK$33 million) and HK$114 million (31 December 2007: HK$37 million) respectively. These transactions are executed at the relevant market rates at the time of the transactions.

42. Significant related party transactions (continued)

(c) *Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)*

Notes: (continued)

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to BOC Group companies. The amounts mainly represent the account receivables from and payables to a subsidiary of BOC in relation to dealing in securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(x) Subordinated liability

BOCHK entered into a subordinated credit facility agreement with BOC for the purposes of capital management. Major commercial terms of the loan are stated in Note 34.

(xi) Contingent liabilities and commitments

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms.

(d) *Key management personnel*

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and senior management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior periods, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the six months ended 30 June 2008 and 2007 is detailed as follows:

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Salaries and other short-term employee benefits	**31**	27
Post-employment benefits	**1**	1
	32	28

42. Significant related party transactions (continued)

(e) Transactions with Central SAFE and other companies controlled by Central SAFE

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances or enter into any transactions with Central SAFE for the six months ended 30 June 2008 and 2007 (31 December 2007: Nil).

Central SAFE has controlling equity interests in certain other entities in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the period/year end, and the related income and expenses for the period are as follows:

	2008		2007	
	Interest income/ (expense) for the six months ended 30 June HK$'m	**Outstanding balance at 30 June HK$'m**	Interest income/ (expense) for the six months ended 30 June HK$'m	Outstanding balance at 31 December HK$'m
Advances to customers/banks and other financial institutions	**–**	**–**	–	23
Investment in securities	**50**	**3,989**	36	2,433
Financial assets at fair value through profit or loss	**9**	**15**	–	9
Due from banks and other financial institutions	**28**	**501**	35	1,443
Due to banks and other financial institutions	**(16)**	**1,286**	(1)	2,417

42. Significant related party transactions (continued)

(f) Transactions with the Ministry of Finance and the People's Bank of China and other state-controlled entities

The Group enters into banking transactions with the Ministry of Finance and the People's Bank of China in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions.

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies, over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. The Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance and investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

43. Liquidity ratio

	Half-year ended 30 June 2008	Half-year ended 30 June 2007
Average liquidity ratio	**42.47%**	50.08%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

44. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the basis of delta-weighted positions of all foreign exchange options contracts.

	At 30 June 2008							
	Equivalent in million of HK$							
	US Dollars	**Japanese Yen**	**Euro**	**Australian Dollars**	**Pound Sterling**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**326,686**	**3,956**	**27,299**	**33,774**	**14,207**	**102,775**	**11,345**	**520,042**
Spot liabilities	**(253,254)**	**(3,029)**	**(19,165)**	**(30,888)**	**(23,735)**	**(101,853)**	**(27,127)**	**(459,051)**
Forward purchases	**211,449**	**28,741**	**29,660**	**33,092**	**28,738**	**28,235**	**49,473**	**409,388**
Forward sales	**(284,037)**	**(29,936)**	**(38,151)**	**(36,246)**	**(19,217)**	**(27,835)**	**(33,835)**	**(469,257)**
Net options position	**470**	**4**	**(7)**	**(40)**	**18**	**-**	**(69)**	**376**
Net long/(short) position	**1,314**	**(264)**	**(364)**	**(308)**	**11**	**1,322**	**(213)**	**1,498**
Net structural position	**235**	**-**	**-**	**-**	**-**	**1,378**	**-**	**1,613**

	At 31 December 2007							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	327,003	2,019	15,739	27,376	6,028	44,929	7,364	430,458
Spot liabilities	(224,622)	(4,764)	(9,215)	(24,055)	(12,951)	(44,055)	(19,615)	(339,277)
Forward purchases	159,983	22,718	25,775	22,051	25,907	26,760	43,162	326,356
Forward sales	(257,677)	(20,215)	(32,238)	(25,426)	(18,858)	(26,322)	(30,823)	(411,559)
Net options position	107	(16)	(17)	22	(5)	-	(9)	82
Net long/(short) position	4,794	(258)	44	(32)	121	1,312	79	6,060
Net structural position	84	-	-	-	-	459	-	543

45. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 30 June 2008				
Asia, other than Hong Kong				
– Mainland China	65,516	83,408	47,413	196,337
– Others	67,896	117	20,696	88,709
	133,412	83,525	68,109	285,046
North America				
– United States	11,630	19,891	71,554	103,075
– Others	12,075	323	152	12,550
	23,705	20,214	71,706	115,625
Western Europe				
– Germany	35,499	990	1,361	37,850
– Others	116,501	265	8,484	125,250
	152,000	1,255	9,845	163,100
Total	309,117	104,994	149,660	563,771

45. Cross-border claims (continued)

	Banks HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2007				
Asia, other than Hong Kong				
– Mainland China	56,017	30,926	29,699	116,642
– Others	75,767	469	19,585	95,821
	131,784	31,395	49,284	212,463
North America				
– United States	9,726	27,179	78,144	115,049
– Others	18,081	95	68	18,244
	27,807	27,274	78,212	133,293
Western Europe				
– Germany	42,651	–	2,331	44,982
– Others	155,136	3	11,827	166,966
	197,787	3	14,158	211,948
Total	357,378	58,672	141,654	557,704

46. Non-bank Mainland China exposures

Non-bank counterparties are identified in accordance with the definitions set out in the prudential return "Quarterly Analysis of Loans and Advances and Provisions" issued by the HKMA. Exposures to Mainland China arising from non-bank counterparties are summarised as follows:

	At 30 June 2008			
	On-balance sheet exposure HK$'m	**Off-balance sheet exposure HK$'m**	**Total exposure HK$'m**	**Individually assessed impairment allowances HK$'m**
Mainland China entities	**85,387**	**37,231**	**122,618**	**30**
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	**28,811**	**17,364**	**46,175**	**36**
Other non-bank Mainland China exposures	**12,419**	**5,322**	**17,741**	**9**
	126,617	**59,917**	**186,534**	**75**

46. Non-bank Mainland China exposures (continued)

	At 31 December 2007			
	On-balance sheet exposure HK$'m	Off-balance sheet exposure HK$'m	Total exposure HK$'m	Individually assessed impairment allowances HK$'m
Mainland China entities	60,275	44,693	104,968	23
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	23,142	17,535	40,677	13
Other non-bank Mainland China exposures	10,133	8,261	18,394	8
	93,550	70,489	164,039	44

47. Ultimate holding company

Central SAFE, acting on behalf of the State, is the ultimate holding company of the Company whilst BOC is the Company's intermediate holding company.

48. Compliance with HKAS 34

The interim report for the first half of 2008 complies with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

49. Statutory accounts

The information in the interim report is unaudited and does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2007 have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 25 March 2008.

1. Corporate information

Board of Directors

Chairman	XIAO Gang•
Vice Chairmen	SUN Changji•
	HE Guangbei
Directors	LI Zaohang•
	ZHOU Zaiqun•
	ZHANG Yanling•
	LEE Raymond Wing Hung
	GAO Yingxin
	FUNG Victor Kwok King*
	KOH Beng Seng*
	SHAN Weijian*
	TUNG Chee Chen*
	TUNG Savio Wai-Hok*
	YANG Linda Tsao*

• Non-executive Directors
* Independent Non-executive Directors

Senior Management

Chief Executive	HE Guangbei
Deputy Chief Executive	LAM Yim Nam
Chief Financial Officer	LEE Raymond Wing Hung
Deputy Chief Executive	GAO Yingxin
Chief Risk Officer	CHEUNG Yau Shing
Deputy Chief Executive	WONG David See Hong
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

ADS Depositary Bank

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

Credit Ratings (Long Term)

Standard & Poor's:	A-
Moody's Investors Service:	Aa3
Fitch Ratings:	A

Index Constituent

The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Index
FTSE All-World Hong Kong Index
Xinhua/FTSE China 25 Index

Stock Codes

Ordinary shares:	
The Stock Exchange of Hong Kong Limited:	2388
Reuters:	2388.HK
Bloomberg:	2388 HK
Level 1 ADR Programme:	
CUSIP No.:	096813209
OTC Symbol:	BHKLY

Website

www.bochk.com

2. **Dividend and closure of register of members**

The Board declared an interim dividend of HK$0.438 per share (2007: HK$0.428), payable on Thursday, 25 September 2008 to shareholders whose names appear on the Register of Members of the Company on Thursday, 18 September 2008.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Tuesday, 16 September 2008 to Thursday, 18 September 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 12 September 2008. Shares of the Company will be traded ex-dividend as from Thursday, 11 September 2008.

3. **Substantial interests in share capital**

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2008, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,953,617,435	(65.77%)
BOC	6,953,617,435	(65.77%)
BOCHKG	6,949,330,256	(65.73%)
BOC (BVI)	6,949,330,256	(65.73%)

Notes:

1 Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.

2 BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO. BOC (BVI) beneficially holds 6,949,330,256 shares of the Company.

3. The interest in the Company held by BOC included 4,000,000 shares held by BOC Insurance, a wholly-owned subsidiary of BOC, which had been disposed of by BOC Insurance during the reporting period.

4 BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited had an interest in 91,500 shares of the Company and an interest in 117,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited had an interest in 78,679 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 30 June 2008, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

4. Directors' rights to acquire shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 30 June 2008 are set out below:

				Number of share options					
Name of Director	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2008	Exercised during the period	Surrendered during the period	Lapsed during the period	Balances as at 30 June 2008
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	-	-	-	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	723,000	-	-	-	723,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	361,500	-	-	1,084,500
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	-	-	-	1,446,000
Total				7,374,600	6,651,600	361,500	-	-	6,290,100

Save as disclosed above, at no time during the period was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

5. Directors' and Chief Executive's interests in shares, underlying shares and debentures

As at 30 June 2008, the Directors, the Chief Executive and their respective associates had the following interests in the shares and underlying shares of the Company, as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers:

	Number of shares/underlying shares held					
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	% of the issued share capital
SUN Changji	1,590,600[1]	–	–	–	1,590,600	0.015%
HE Guangbei	723,000[1]	–	–	–	723,000	0.007%
LI Zaohang	1,446,000[1]	–	–	–	1,446,000	0.014%
ZHOU Zaiqun	1,085,000[2]	–	–	–	1,085,000	0.010%
ZHANG Yanling	1,446,000[1]	–	–	–	1,446,000	0.014%
Total	6,290,600	–	–	–	6,290,600	0.060%

Notes:

1. Such interests represented the respective Directors' interests in underlying shares in respect of the share options granted to him/her pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' rights to acquire shares" above

2. Such interests included Mr. Zhou's interests in 500 shares and interests in 1,084,500 underlying shares in respect of the share options granted to him pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' rights to acquire shares" above.

Save as disclosed above, as at 30 June 2008, none of the Directors or the Chief Executive of the Company or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

6. Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

7. Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Madam Yang Linda Tsao, Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

7. Audit Committee (continued)

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the interim financial information in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial reports.

8. Compliance with the Code on Corporate Governance Practices of the Listing Rules

In pursuit of the Company's stated objective to embrace good corporate governance principles and practices, the Company has been continuously enhancing its corporate governance practices in order to attain even higher standards. In conjunction with the implementation of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules issued by the Stock Exchange of Hong Kong on 1 January 2005, the Company has further strengthened its corporate governance practices by reference to the requirements of the CG Code and international best practices. The Company is pleased to announce that it has been in full compliance with all the code provisions of the CG Code and that it has also complied with nearly all the recommended best practices set out in the CG Code throughout the period under review. For further details, please refer to the section titled "Corporate Governance" contained in the Annual Report 2007 of the Company.

9. Compliance with the Codes for Securities Transactions by Directors

The Company has adopted the "Code for Securities Transactions by Directors" (the "Company's Code") to govern securities transactions by Directors. The terms of the Company's Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules (the "Model Code"). Apart from the securities of the Company, the Company's Code applies equally to the Director's dealings in the securities of our parent bank, BOC which was listed on the Stock Exchange of Hong Kong in June 2006. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's Code and the Model Code throughout the period under review.

10. Compliance with the Banking (Disclosure) Rules and the Listing Rules

The unaudited interim report complies with the requirements set out in the Banking (Disclosure) Rules and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

11. Interim Report

This Interim Report is available in both English and Chinese. The Chinese version of this Interim Report is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. This Interim Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

If you have any queries about how to obtain copies of this Interim Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

12. Reconciliation between HKFRSs vs IFRS/CAS

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and CAS for which the Company and its subsidiaries will form part of the interim financial information. CAS is the new set of PRC accounting standards that has been effective for annual periods beginning on or after 1 January 2007 for companies publicly listed in PRC. The requirements of CAS have substantially converged with IFRS and HKFRSs.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its interim financial information is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is a difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC (BVI)
approximately 66%
The Company

Second, the Group has prepared its interim financial information in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reported to BOC is prepared in accordance with IFRS and CAS respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its interim financial information on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and CAS respectively for the periods presented.

The major differences between HKFRSs and IFRS/CAS, which arise from the difference in measurement basis in IFRS or CAS and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises; and
- deferred taxation impact arising from the above different measurement basis.

12. Reconciliation between HKFRSs vs IFRS/CAS (continued)

(a) Re-measurement of carrying value of treasury products

Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and CAS is basically the same.

(b) Restatement of carrying value of bank premises

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS and CAS. Therefore, adjustments have been made to the carrying value of bank premises as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and CAS.

(c) Deferred tax adjustments

These represent the deferred tax effect of the aforesaid adjustments.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs, IFRS and CAS will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in future years.

Profit after tax/Net assets reconciliation

HKFRSs Vs IFRS/CAS

	Profit after tax		Net assets	
	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m	**At 30 June 2008 HK$'m**	At 31 December 2007 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**7,181**	7,628	**97,519**	95,058
Add: IFRS/CAS adjustments				
Re-measurement of carrying value of treasury products	**(51)**	(66)	**(7)**	1
Restatement of carrying value of bank premises	**101**	106	**(12,050)**	(9,990)
Deferred tax adjustments	**(18)**	(21)	**1,943**	1,692
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS/CAS	**7,213**	7,647	**87,405**	86,761

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION TO THE BOARD OF DIRECTORS OF

BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 42 to 114, which comprises the condensed consolidated balance sheet of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2008 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 28 August 2008

Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
BOC Group Life Assurance Company Limited*	Hong Kong 12 March 1997	Ordinary shares HK$868,000,000	51.00%	Life insurance business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$480,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding and investment
Bank of China (Hong Kong) Nominees Limited*	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited*	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee and agency services
BOC Group Trustee Company Limited*	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Financial Products (Cayman) Limited	Cayman 10 November 2006	Ordinary shares US$50,000	100.00%	Note issuing
BOCHK Information Technology (Shenzhen) Co., Ltd.*	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Property holding and investment
BOCHK Information Technology Services (Shenzhen) Ltd*	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Information technology services

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
BOCI-Prudential Trustee Limited*	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Che Hsing (Nominees) Limited*	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services and investment holding
Chiyu Banking Corporation (Nominees) Limited*	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding and investment
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Glister Company Limited*	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.*	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Property holding and investment
Hua Chiao Commercial (Nominees) Limited*	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property holding and investment
Kincheng (Nominees) Limited*	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property holding and investment
Kwong Li Nam Investment Agency Limited*	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Nan Song Company, Limited*	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding
Nanyang Commercial Bank (China) Limited	PRC 14 December 2007	Registered capital RMB2,500,000,000	100.00%	Banking business
Nanyang Commercial Bank (Nominees) Limited*	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited*	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Pacific Trend Profits Corporation*	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited*	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property holding and investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding and investment
Po Sang Financial Investment Services Company Limited*	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trading and investment holding
Po Sang Futures Limited*	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage
Po Sang (Nominees) Limited*	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee services
Rams City (Nominees) Limited*	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services and investment holding
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Property holding and investment

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Seng Sun Development Company, Limited*	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding and investment
Sin Chiao Enterprises Corporation, Limited*	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property holding and investment
Sin Hua Trustee Limited*	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited*	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited*	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China State (Nominees) Limited*	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
The China State Trustee Limited*	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding and investment
Yien Yieh (Nominee) Limited*	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services and investment holding

Po Sang (Nominees) Limited commenced member's voluntary winding up on 31 July 2008.

Remarks:

Name of subsidiaries which are not included in the consolidation group for regulatory purposes in respect of capital adequacy is marked with * in the above table. BOCHK and its subsidiaries specified by the HKMA form the basis of consolidation for its regulatory purposes in accordance with the Banking (Capital) Rules. For accounting purposes, subsidiaries are consolidated in accordance with the accounting standards issued by the HKICPA pursuant to section 18A of the Professional Accountants Ordinance.

In this Interim Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"AC"	The Audit Committee
"ADR"	American Depositary Receipt
"ADS(s)"	American Depositary Share(s)
"ALCO"	The Asset and Liability Management Committee
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOCHK" or "the Bank"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOC International Holdings Limited, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively

Terms	Meanings
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules
"CAS"	China Accounting Standards
"CBS"	Corporate Banking Services
"CCO"	Chief Credit Officer
"CE"	Chief Executive
"CRO"	Chief Risk Officer
"Central SAFE"	Central SAFE Investments Limited
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"EURIBOR"	Euro Interbank Offered Rate
"Fitch"	Fitch Ratings
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HK GAAP"	Generally Accepted Accounting Principles in Hong Kong
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"IPO"	Initial Public Offering
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate

Terms	Meanings
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Moody's"	Moody's Investors Service
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"Nanyang (China)"	Nanyang Commercial Bank (China) Limited, a company incorporated under the laws of the PRC and a wholly owned subsidiary of Nanyang
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"PRC"	The People's Republic of China
"QDII(s)"	Qualified Domestic Institutional Investor(s)
"RC"	The Risk Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMD"	The Risk Management Department
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SME(s)"	Small and medium-sized enterprise(s)
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Standard & Poor's"	Standard & Poor's Ratings Services
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited

Terms	Meanings
"US" or "USA"	the United States of America
"VAR"	Value at Risk

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 28 August 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

2008 INTERIM REPORT

Stock code: 2388

The printed version of the 2008 Interim Report of the Company will replace this version in mid September 2008.

CONTENTS

		PAGE
Financial Highlights		1
Chairman's Statement		2
Chief Executive's Report		4
Management's Discussion and Analysis		10
Condensed Consolidated Income Statement		42
Condensed Consolidated Balance Sheet		43
Condensed Consolidated Statement of Changes in Equity		44
Condensed Consolidated Cash Flow Statement		46
Notes to the Interim Financial Information		
1.	Basis of preparation and accounting policies	47
2.	Critical accounting estimates and judgements in applying accounting polices	47
3.	Financial risk management	47
4.	Net interest income	69
5.	Net fees and commission income	70
6.	Net trading income	71
7.	Net gain on investment in securities	71
8.	Net insurance premium income	71
9.	Other operating income	72
10.	Net insurance benefits and claims	72
11.	Net (charge)/reversal of impairment allowances	73
12.	Operating expenses	74
13.	Net gain from disposal of/fair value adjustments on investment properties	74
14.	Net (loss)/gain from disposal/revaluation of properties, plant and equipment	74
15.	Taxation	75
16.	Dividends	76
17.	Earnings per share for profit attributable to the equity holders of the Company	76
18.	Retirement benefit costs	76
19.	Share option schemes	77
20.	Cash and balances with banks and other financial institutions	79
21.	Financial assets at fair value through profit or loss	79
22.	Derivative financial instruments	81
23.	Advances and other accounts	87
24.	Investment in securities	88
25.	Investment properties	90
26.	Properties, plant and equipment	90
27.	Other assets	91
28.	Financial liabilities at fair value through profit or loss	91
29.	Deposits from customers	92
30.	Other accounts and provisions	93
31.	Assets pledged as security	93
32.	Deferred taxation	93
33.	Insurance contract liabilities	95
34.	Subordinated liability	95

		PAGE
35.	Share capital	96
36.	Reserves	96
37.	Notes to condensed consolidated cash flow statement	96
38.	Contingent liabilities and commitments	97
39.	Capital commitments	98
40.	Operating lease commitments	98
41.	Segmental reporting	99
42.	Significant related party transactions	102
43.	Liquidity ratio	111
44.	Currency concentrations	111
45.	Cross-border claims	112
46.	Non-bank Mainland China exposures	113
47.	Ultimate holding company	114
48.	Compliance with HKAS 34	114
49.	Statutory accounts	114

Additional Information

1.	Corporate information	115
2.	Dividend and closure of register of members	116
3.	Substantial interests in share capital	116
4.	Directors' rights to acquire shares	117
5.	Directors' and Chief Executive's interests in shares, underlying shares and debentures	118
6.	Purchase, sale or redemption of the Company's shares	118
7.	Audit Committee	118
8.	Compliance with the Code on Corporate Governance Practices of the Listing Rules	119
9.	Compliance with the Codes for Securities Transactions by Directors	119
10.	Compliance with the Banking (Disclosure) Rules and the Listing Rules	119
11.	Interim Report	119
12.	Reconciliation between HKFRSs vs IFRS/CAS	120

Independent Review Report 122

Appendix

Subsidiaries of the Company 123

Definitions 127

FINANCIAL HIGHLIGHTS

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m	Year ended 31 December 2007 HK$'m
Net operating income before impairment allowances	**14,039**	12,060	27,254
Operating profit	**7,724**	8,808	18,033
Profit before taxation	**8,434**	9,227	19,126
Profit for the period/year	**7,181**	7,628	15,817
Profit attributable to the equity holders of the Company	**7,088**	7,466	15,446
	HK$	HK$	HK$
Earnings per share	**0.6704**	0.7062	1.4609
Dividend per share	**0.4380**	0.4280	0.9150
	HK$'m	HK$'m	HK$'m
Capital and reserves attributable to the equity holders of the Company	**95,047**	87,749	92,842
Issued and fully paid share capital	**52,864**	52,864	52,864
Total assets	**1,127,168**	1,047,095	1,067,637
Financial ratios	**%**	%	%
Return on average total assets[1]	**1.32**	1.57	1.53
Return on average capital and reserves attributable to the equity holders of the Company[2]	**15.09**	17.32	17.40
Cost to income ratio	**29.12**	28.34	28.52
Loan to deposit ratio[3]	**57.81**	48.17	51.66
Average liquidity ratio[4]	**42.47**	50.08	50.92
Capital adequacy ratio[5]	**13.87**	14.29	13.08

1. Return on average total assets = $\frac{\text{Profit for the period/year}}{\text{Daily average balance of total assets}}$

2. Return on average capital and reserves attributable to the equity holders of the Company

$$= \frac{\text{Profit attributable to the equity holders of the Company}}{\text{Average of the beginning and ending balance of capital and reserves attributable to the equity holders of the Company}}$$

3. Loan to deposit ratio is calculated as at 30 June 2008, 30 June 2007 and 31 December 2007. Loan represents gross advances to customers. Deposit also includes structured deposits reported as "Financial liabilities at fair value through profit or loss".

4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the corresponding period.

5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules.

CHAIRMAN'S STATEMENT

During the first six months of 2008, the Group's core businesses continued to make good progress amid a more challenging environment, riding on the impetus created by the initiatives we launched last year to strengthen our position in key market areas. The Group's net operating income before impairment allowances rose by 16.4% to HK$14,039 million while operating profit before impairment allowances increased by 15.1% to HK$9,951 million.

The ongoing turbulence in the global credit markets negatively affected our securities investments. To reflect the weakening credit environment, we wrote down the value of our US asset-backed securities. As a result, despite the strong performance of our core businesses for the first half of 2008, our profit growth was impacted by a total net securities provision of HK$2.1 billion charged to the P&L account. The Group's profit attributable to shareholders decreased by 5.1% year-on-year to HK$7,088 million or HK$0.6704 per share.

As at end June 2008, our financial position remained solid with total assets reaching HK$1,127.2 billion, up 5.6% from end 2007. The Group outperformed the market in terms of both loan and deposit growth and our loan to deposit ratio improved substantially to 57.81% from 51.66% as at end 2007. We delivered an impressive growth of 15.1% in our loan book compared to end 2007 while loan quality remained sound with the classified or impaired loan ratio further improved to 0.34% from 0.44% as at end 2007. The Group's growth momentum continues with the successful implementation of our 5-year strategic plan since 2006. Taking into account our mid-to-long term expansion plan, we further reinforced our capital base and improved our capital structure with the support of our parent bank, Bank of China Limited ("BOC"), which granted a subordinated loan of EUR660 million to the Group. Capital adequacy ratio at end-June 2008 was 13.87% and average liquidity ratio remained strong at 42.47%. Balancing the Group's capital need for business expansion and its dividend policy, the Board has declared an interim dividend of HK$0.4380 per share, an increase of 2.3% year-on-year.

As for our business development, we saw marked progress on the back of our enhanced platform. Amid the poor sentiments in the stock market which affected our investment related fee income, we continued to strive for product innovation in response to customers' needs. We also produced significant growth in the fee income from our traditional banking services, including loan and bills commissions, credit cards, RMB business. This, once again, reflected the strength of our underlying business. We maintained our leading market positions in our core businesses including residential mortgage, loan syndication and Hong Kong RMB banking business.

In addition to building a stronger base in Hong Kong, we also made good progress in growing our business outside Hong Kong. In particular, we fostered closer cooperation with our parent bank, BOC to capture emerging business opportunities for mutual gains. As I mentioned in our 2007 annual report, BOCHK was appointed as the principal bank for BOC Group's Asia-Pacific Loan Syndication Centre. Leveraging our expertise and distribution capability, we arranged a number of loan syndications with great success during the first half of 2008. This not only helped enhance our franchise and market position in the Asia-Pacific region but also generated marked increase in related fee income. We also worked closely with our parent bank, BOC to capture new business opportunities with Mainland Chinese enterprises to provide more comprehensive cross-border banking services for their overseas operations and expansion.

Our restructured Mainland business, incorporated under Nanyang Commercial Bank (China) Limited ("Nanyang (China)"), commenced operation last year-end. To cater for the needs of our customers, we continued to expand our product platform, including forming strategic alliances with insurance companies and launching a variety of structured and QDII products. China expansion will remain one of our top investment priorities despite the Group's tighter expense control amid the inflationary environment. We will continue to invest more resources to expand our branch network and enhance the Nanyang (China) franchise.

Looking forward, we expect the operating environment to become more challenging. We will stay alert and be prepared for the increasing operating risks stemming from the uncertainties in the global credit market, the slowdown of the US economy and the rising inflationary pressure worldwide. In Hong Kong, signs of a slowdown are becoming increasingly apparent as reflected in the more conservative sentiment in the property market, lower export figures, and rising operating costs for local companies. The Group believes that sound risk management is particularly crucial under the current operating environment. Although our loan quality continued to improve in the first half of the year, we have already taken more stringent risk management initiatives to prepare for possible deterioration in corporate earnings. In addition, to counteract inflationary trends, we have implemented a cost management mechanism to allow us more flexibility in aligning the growth of our expenses to our income. Nevertheless, the Group will continue to invest in accordance with its strategic priorities while managing cost increases. Our capital strength and liquidity remain sound, which enables us to withstand potential stress facing the market and to safeguard our ability to serve the needs of our customers. Amid the more challenging operating environment, we will focus on quality growth by capitalising on our enhanced business platform and adopting more proactive risk management. As articulated in our 5-year strategy, we remain committed to building a stronger and more comprehensive business platform for the Group's long-term growth and profitability.

I would like to take this opportunity to thank our customers, members of general public and our employees for their quick response and generosity in joining the Bank's fund raising activity that enabled us to deliver timely assistance to the earthquake victims in the wake of the earthquake which struck Sichuan in May.

I wish to thank our customers and shareholders for their continuous support and the Board for their wisdom and counsel. I would also like to extend on behalf of the Board a hearty welcome to Mr. Wong David See Hong, who joined us as Deputy Chief Executive on 1 July this year with overall responsibility for overseeing our financial market business lines. Mr. Wong will bring broad experience and expertise to the role. Through the dedicated leadership of our Management team and the wholehearted commitments and efforts of our associates, I am confident that we will further strengthen the BOCHK franchise and create better value for our shareholders.

XIAO Gang
Chairman

28 August 2008

The operating environment for the banking sector has been challenging this year. The turbulence in the global financial market originating from the US subprime debacle has dealt a severe blow to the US economy with pervasive ramifications for economies worldwide. Back home, various macroeconomic measures taken by the Mainland authorities to cool the overheated Chinese economy have, as targeted, softened its growth pace. Although domestic consumption and external trade remained robust in the first few months of the year, investment sentiments were far less bullish. As the IPO boom subsided, the volume of stock trading activities plunged. The property market also slowed down after an active first quarter. Meanwhile, cost management has become an increasingly thorny issue for the business sector because of mounting inflationary pressure.

Notwithstanding the above challenges, the Group succeeded in growing most of its core businesses and delivered satisfactory operating results in the first half of 2008 versus the same period last year. Our business development and income-generating capabilities have remained sound. With the continued implementation of our Relationship-Product-Channel (RPC) business model, we have been able to forge ahead with the growth strategies under the Group's current strategic plan, grow our operating income, maintain our market lead in key areas, expand into new areas and build up a stronger presence in the Mainland market.

Business Highlights

The following summary highlights our key business results in the interim period:

- Our core businesses recorded satisfactory growth year-on-year. Total operating income rose by a healthy margin, driven by the rise in net interest income, net fees and commission income as well as net trading income.

- We achieved broad-based and strong growth in our core lending business which covers corporate loans, consumer loans and residential property mortgage.

- Further progress was made in high-margin segments such as trade finance, SME loans and Mainland lending while our credit card business continued to expand.

- We maintained our leading positions in loan syndication, residential property mortgage and RMB-related banking in the Hong Kong market.

- Wealth management business continued to grow as our high net-worth customer base expanded.

- Through the implementation of our dualistic business model in China, the Group's Mainland business recorded solid growth in operating income and further expanded its branch network.

- As BOC Group's Asia-Pacific Syndicated Loan Centre, the Group has been making substantial contribution to the whole BOC Group's loan syndication business while reinforcing the Group's market leadership in Hong Kong, Macau and the Mainland.

- The Group's total asset base continued to expand while loan quality further improved.

Financial Performance

In the first half of 2008, the Group's net operating income before impairment allowances went up by 16.4% year-on-year to HK$14,039 million, which was driven by the growth of net interest income, net fees and commission income as well as net trading income. Operating profit before impairment allowances grew by a healthy 15.1% year-on-year to HK$9,951 million.

After a relatively strong 2007, profit attributable to shareholders dropped by 5.1% to HK$7,088 million. This decline was caused mainly by a higher level of impairment allowances provided for this period. Owing to the prevailing uncertainties and gloomy sentiments in the capital market that have a negative impact on the value of its investment in the US asset-backed securities, the Group provided for a net charge of HK$2,149 million of impairment allowances for our US asset-backed securities

in the investment portfolio. This factor inevitably eroded our net profit for this period.

Return on average total assets (ROA) and return on average shareholders' funds (ROE) were 1.32% and 15.09% respectively, versus 1.57% and 17.32% respectively for the same period in 2007. ROA and ROE before impairment allowances improved by 0.05 percentage point and 1.13 percentage points respectively to 1.83% and 21.18% respectively.

Net interest income grew by 12.6% to HK$10,029 million because of a corresponding growth in interest-earning assets. The growth of interest-earning assets was primarily driven by the expansion of the Group's lending business and increased customer deposits. Net interest margin stayed flat at 2.03%, but this was after taking into consideration BOCHK's role as the local RMB clearing bank. As RMB deposits taken by the participating banks in Hong Kong recorded a substantial rise, their impact on our net interest margin became more material. Should this factor be discounted, the Group's net interest margin would have increased to 2.10%, up 3 basis points versus the same period last year.

We recorded an encouraging growth of 15.1% in loans and advances to both corporate and personal customers. Corporate loans increased by 19.1% while residential mortgage loans were up 9.0%. Other consumer lending, including personal loans, also recorded double-digit growth. We have remained the market leader in loan syndication and residential property mortgage. More importantly, benefiting from our enhanced business platform and extensive branch network, we have continued to grow the high-margin loan segments. Trade finance surged by a strong 30.5%. SME loans increased by 16.1%. Loans extended through our Mainland operation increased by 17.2%. The Group's loan-to-deposit ratio was up by 6.15 percentage points during the interim period to 57.81% as the growth of loans outpaced that of deposits.

Despite the sluggish market environment, we continued to pursue the growth of fee-based income with success. The Group's net fees and commission income increased by 10.1% year-on-year to HK$2,899 million. Fee income from our loan business more than doubled to HK$263 million as our loan portfolio expanded substantially during the period under review. Fee income from our card business, RMB-related business, currency exchange, trust services and bills service all grew strongly. The inception of our custody business and the Group's appointment as the BOC Group's Asia-Pacific Syndicated Loan Centre earlier this year also contributed to the growth of our fee income.

After an exceptionally bullish 2007, stock trading fee income experienced a decline of 2.6% versus the first half of 2007 and 42.4% versus the second half of 2007 as the investment market was prevailed over by widespread pessimistic sentiments. At the same time, income from sales of funds plunged by 54.1% as business volume contracted. However, we still managed to grow our fee income from the distribution of bonds by a phenomenal 238.5% year-on-year.

We recorded very impressive growth in our net trading income, which surged by 196.6% year-on-year to HK$1,237 million mainly because of the nearly 5-fold increase in net trading income from foreign exchange and related products. This phenomenal growth was attributable to the increase in business volume as well as the reduction of marked-to-market loss of foreign exchange swap contracts.

Through product innovation and effective marketing, net insurance premium income grew strongly by 53.5% to HK$4,501 million. The growth of premium income from single-premium products was particularly impressive.

On the expenditure front, we have continued to manage our operating costs prudently and maintained our cost-to-income ratio at an optimal level. During the period under review, total operating expenses went up by 19.6% to HK$4,088 million. This increase was caused mainly by pay rise as well as the addition of manpower needed for business growth and development in both our local and Mainland operations. Other contributing factors were

increases in operating expenses for business expansion and higher depreciation arising from our continued investment in infrastructure and equipment for service enhancement. However, the Group's cost-to-income ratio still stood at the low level of 29.12% during the interim period.

As at end-June 2008, the Group's total assets reached HK$1,127.2 billion, up 7.6% year-on-year and 5.6% versus end-December 2007. With rigorous risk management and effective internal control, our asset quality remained excellent. The Group's classified or impaired loan ratio at end-June 2008 was 0.34%, down from 0.44% as at end-2007.

Our capital and liquidity positions remained strong. Consolidated capital adequacy ratio as at end-June 2008 was 13.87%, up from 13.08% as at end-2007, owing to the enlargement of our total capital base, which grew by 13.0% after a subordinated loan of Euro 660 million granted by BOC in June 2008. The Group's average liquidity ratio remained healthy at 42.47%, compared to 50.08% in the first half of 2007. The drop was caused mainly by the decline in average liquefiable assets, due to decreased marketable debt securities, and the increase in average qualifying liabilities as a result of the growth of deposits from customers.

Business Review

Our business performance in the first six months speaks for the strength of the Group's current business model and reinforced business platform in driving growth at a steady pace even in a less favourable market environment.

Personal banking

The performance of the Group's Personal Banking business was mixed in the interim period. It registered a drop of 5.0% in its operating income in the first half of this year after an exceptionally strong 2007. Net interest income decreased by 13.3% to HK$3,330 million mainly due to narrower deposit spread. Other operating income, however, increased by 8.6% to HK$2,532 million. Although income from stock brokerage and sales of funds declined in a gloomy market, the Group's net fees and commission income rose by 5.1% because of the growth in the sales of bonds, RMB-related business, card business and currency exchange business. Foreign exchange income, in particular, surged significantly because of a robust growth in business volume. Profit before taxation decreased by 16.2% to HK$2,965 million.

Despite fierce competition in the market, we have maintained the growth of our residential mortgage business, which increased by 9.0% in the interim period with the introduction of a number of innovative mortgage products. Meanwhile, four new Mortgage Advice Centres have been set up in selected locations to support business growth by offering professional consultancy. All these efforts ensured that we outperformed the industry in the underwriting of new mortgages and maintained our lead in the market. As a result, the Group received due recognition from the market for its outstanding mortgage service.

Although the stock-related agency business was adversely affected by the stock market's virtual slump, we managed to maintain the growth of fee income through product innovation and business platform enhancement. In fact, we have been able to expand and reinforce our bond and life insurance agency businesses considerably in the past few months. The Group continued to expand its range of structured products and at the same time enhanced its private placement services, leading to a remarkable growth in the sales of structured notes by 200.2%.

The Group's insurance agency business witnessed robust growth in the first six months this year. Supported by product innovation, strengthened marketing, upgraded service quality and enhanced operational efficiency, the sales of life insurance products and related commission income rose by 64.7% and 70.0% respectively versus the same period last year.

The Group has been proactive in driving the growth of its wealth management business. Competitive marketing campaigns and incentive programmes were staged to grow its high net-worth customer base. As a result, the number of wealth management customers grew by a hefty 14.4% in the first half of the year.

The expansion of the Group's credit card business was on track as private consumption remained active in Hong Kong. Card issuance grew by 5.4% while cardholder

spending and merchant acquiring volume increased by 17.2% and 23.2% respectively. Such encouraging performance of our card business was the fruit of our credit card unit's creative product development and marketing efforts to seize business opportunities arising from the Beijing Olympics and other avenues. Concurrently, our card business in the Mainland continued to grow through product enhancement. We also benefited from the support available from BOC Services Company Limited, a joint-venture formed between BOC-CC and BOC in November 2007.

We have remained the market leader in the RMB-related banking business in Hong Kong. New services were launched in the interim period to cater to the rapid growth in demand for RMB deposits, which more than doubled during these six months and we have continued to enjoy the largest market share in RMB deposit-taking. Our RMB credit card also recorded solid growth with card issuance increasing by 22.4% from end-2007 while cardholder spending and merchant acquiring volume surging by 66.0% and 73.2% respectively year-on-year.

We have further enhanced our e-banking channels, particularly those serving investment functions, to support business growth. In the first six months of this year, the number of e-banking customers grew by 6.2% while stock trading transactions carried out through e-banking accounted for 77.5% of the total transaction.

Corporate Banking

The Group's Corporate Banking business recorded a solid growth of 11.9% to HK$4,104 million in operating income in the first half of 2008. Operating profit before impairment increased by 9.3% to HK$3,023 million. Profit before taxation stood at HK$2,963 million due to the reduction in loan recoveries and the increase in loan impairment allowances.

Net interest income increased by 6.0% to HK$2,972 million versus the same period last year. This was attributable mainly to the strong growth in loans and advances, although deposit spread narrowed with the decline in interest rates. In view of the worsening of the market condition, we have adjusted our loan pricing strategy accordingly. Other operating income rose by 31.2% to HK$1,132 million, thanks to the strong growth in fee income from the lending business and bills business.

We continued to drive the growth of our loan syndication business during this period and maintained our leading position in the Hong Kong-Macau and the Mainland-Hong Kong-Macau markets respectively. Having been appointed as the BOC Group's Asia-Pacific Syndicated Loan Centre in January this year, we have been in a better position to explore and capture cross-border as well as regional business opportunities, which contributed to the rise in loan fee income so far this year.

We also succeeded in further growing the high-margin segments. Through service enhancement and product innovation, we grew our loans to SME customers by a very solid 16.1% compared to end-2007. We also received awards from the SME sector and the media respectively for our quality services to SMEs. At the same time, by making stronger effort in marketing and improving our operational efficiency, we expanded our trade finance business substantially with the outstanding balance up by 30.5% from end-2007. The volume of trade bills settlement went up by 44% year-on-year.

In the first half of 2008, we strengthened our cash management business through product refinement and innovation and continued to tailor-make cross-border cash management projects for Mainland enterprises seeking global expansion. Meanwhile, by actively exploring business opportunities both local and overseas, our newly established custody business has been making encouraging progress. For example, in the first half of this year, we became the custodian for a local investment fund as well as the foreign custodian for a major joint-venture investment bank for its first QDII product. We also successfully implemented several QDII mandates.

Mainland Business

The Group's Mainland operation continued to record strong business growth and development under the dualistic model. Total operating income increased by a healthy 15.4% to HK$405 million, which was driven by the growth in net interest income and net fees and commission income. Operating profit before impairment allowances fell by 7.6% primarily due to the foreign

exchange loss arising from the revaluation of Nanyang (China)'s HKD capital funds against the appreciated RMB during the period under review. Should this loss be excluded, operating profit before impairment allowances would have increased by 40.3%.

Our lending business in the Mainland registered sturdy growth in the first six months. Total advances to customers increased by 17.2% to the equivalent of HK$35.1 billion, of which RMB loans surged by 26.0%. Loan quality remained excellent, with the classified loan ratio standing at 0.78%. Customer deposits rose sharply by 119.7% to HK$12.7 billion.

Nanyang (China) obtained the official approval in July this year to operate RMB retail banking business in the Mainland. Approval has already been given for the opening of four new branches and sub-branches, of which one has been opened and the remaining three will follow in the coming months. In the interim period, we also rolled out new products systematically to spur the growth of our wealth management business in China while enhancing our cross-border services.

It should be noted that our cooperation with our parent, the BOC Group, has been making significant progress. To capture emerging market opportunities for mutual benefits, we worked closely with BOC on all major business fronts in product development, customer referral, establishment of joint service platform, market exploitation, as well as back-office support. Apart from the aforementioned positive results arising from our appointment as the principal bank for BOC Group's Asia-Pacific Syndicated Loan Centre, we have also been making headway in the development of wealth management and offshore banking services for Mainland customers, and the expansion of our credit card services. With the advantage of BOC's Asia-Pacific network, we have been able to extend the distribution of the Group's products in the region.

Treasury

The Group's Treasury business recorded a very strong growth in operating income of 75.4% year-on-year to HK$4,389 million. Operating profit before impairment allowances grew by an equally strong 76.4% to HK3,958 million. Profit before taxation fell by 19.4% primarily because of a net charge of HK$2,149 million of impairment allowances on the investment in US asset-backed securities.

Riding on its growth momentum and business development capabilities built up recently, the Group's Treasury unit continued to diversify its investment portfolio and strengthen its portfolio management this year, thus improving the return on investment in spite of the deteriorating operating environment. We also took advantage of our enhanced product development capabilities by offering a more diverse range of treasury products to satisfy customers' investment needs. In collaboration with Corporate Banking, currency-linked structured deposits were made available to corporate customers, thus boosting the sales of structured products substantially. Our own brand of equity-linked investment products was launched in January 2008.

Insurance

The growth momentum of the Group's insurance segment has remained strong so far this year. Operating income was up 25.3% to HK$3,493 million due to the hefty rise of 55.5% in net interest income and 21.1% growth in other operating income, of which net insurance premium income surged by 53.4%. On the other hand, net insurance benefits and claims went up substantially by 36.9% as a result of generation of new business. Owing to that and the 43.8% increase in operating expenses, a loss before taxation of HK$178 million was recorded in the period under review.

The strong sales growth of the Group's insurance business was driven primarily by product innovation and an enhanced service platform. A series of single-premium products and a more diverse range of regular-pay products were rolled out in the first half of this year. Such product innovation efforts were supported by a series of marketing initiatives with impressive results. At the same time, the Group's and BOC Life's sales and distribution platform has been substantially reinforced after a team of insurance specialists was set up and stationed at the branches. We have also continued to enhance the BOC Life brand through promotional and incentive programmes.

Outlook

Looking ahead, as increasing uncertainty looms over the US economy and the global financial market while competition and inflationary pressure intensify, we would expect the operating environment to remain challenging in the foreseeable future for the banking sector. There are already signs that the local economy is slowing down after sustaining a long period of robust growth, which might affect investment and demand. Moreover, the movement of interest rates, is likely to be volatile in the coming months.

Under such an environment, it will be important for us to adopt a more prudent approach in our business development and investment strategies. We will also exercise more rigorous risk management and control, especially in ensuring that our loan quality is healthy. At the same time, cost management remains one of our top priorities in running our business.

We will continue to ride on the Group's solid foundations and strive to grow our businesses. We will strengthen our product innovation capabilities and expand our service/ product offerings to meet customers' diverse needs in the prevailing investment climate. Concurrently we will make the most of our customer relationship platform and reinforced distribution channels to drive sales.

The development of wealth management remains one of our priorities. By growing our high net-worth client base and enhancing our services, we will further expand our wealth management business in both Hong Kong and the Mainland. We will exploit the growth potential of different groups of customers through segmentation and cross-selling efforts. For instance, we have recently launched the new i-Free Integrated Account Service to offer comprehensive banking services and investment solutions to a wide spectrum of customers.

On the back of the good performance of the Corporate Banking unit in the first six months, we will drive further growth by enhancing our service to satisfy the diverse banking and financial needs of large- and medium-sized corporate customers under a "total solution" approach. We will also take advantage of our unique position to collaborate with our parent BOC to offer comprehensive services to corporate customers across the border and in the Asia-Pacific region.

In response to the changes in the market, we will enrich our portfolio of treasury products to create new demand and growth. Our progress in building the custody business and expanding our cash management service has convinced us that we are moving in the right direction. We will double our effort in growing these businesses and continue to explore other new growth areas.

In the Mainland, we will deepen our market presence by exploiting to the full the growth potential arising from our dualistic business model. Nanyang (China)'s RMB retail banking business in the Mainland is scheduled for commencement later this year. To support its long-term development, we are expanding our Mainland branch network. We will also drive the growth of our lending business and enhance our cross-border services.

The further development of our insurance will remain a key focus. We will drive the growth of sales and market share through product innovation, service enhancement and manpower development.

We will continue to optimise our distribution channels to ensure their operational efficiency and productivity can reach higher standards. We will also reinforce and expand the automated channels, including ATMs and internet banking, to cater to customers' needs and support business growth.

In concluding, I wish to emphasise that, regardless of the challenges that lie ahead in the foreseeable future, I am confident that we can count on the Group's inherent strengths and capabilities, the guidance of the Board of Directors as well as the ongoing support of our shareholders, customers and staff to move forward at a steady pace.



HE Guangbei
Vice Chairman & Chief Executive

Hong Kong, 28 August 2008

The following sections provide metrics and analytics of the Group's performance, financial position, and risk management. These should be read in conjunction with the interim financial information included in this Interim Report.

CONSOLIDATED FINANCIAL REVIEW

In the first six months of 2008, the Group made good progress in executing its strategies and achieved solid growth in its core earnings in a challenging environment. Driven by the growth in net interest income, net fees and commission income as well as net trading income, operating profit before impairment allowances increased by HK$1,309 million, or 15.1%, year-on-year to HK$9,951 million. However, owing to an impairment charge on securities investments and a net charge of loan impairment allowances, the Group's profit attributable to shareholders decreased by HK$378 million, or 5.1%, to HK$7,088 million. Earnings per share were HK$0.6704, down HK$0.0358. Return on average total assets ("ROA") and return on average shareholders' funds ("ROE") were 1.32% and 15.09% respectively. ROA and ROE before impairment allowances improved by 0.05 percentage point and 1.13 percentage points to 1.83% and 21.18% respectively.

Financial Highlights

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Operating income	**14,039**	15,194	12,060
Operating expenses	**(4,088)**	(4,355)	(3,418)
Operating profit before impairment allowances	**9,951**	10,839	8,642
Net (charge)/reversal of impairment allowances	**(2,227)**	(1,614)	166
Others	**710**	674	419
Profit before taxation	**8,434**	9,899	9,227
Profit attributable to equity holders of the Company	**7,088**	7,980	7,466
Earnings per share (HK$)	**0.6704**	0.7547	0.7062
Return on average total assets	**1.32%**	1.50%	1.57%
Return on average shareholders' funds*	**15.09%**	17.68%	17.32%
Return on average total assets before impairment allowances	**1.83%**	1.98%	1.78%
Return on average shareholders' funds before impairment allowances*	**21.18%**	24.01%	20.05%
Net interest margin (NIM)	**2.03%**	2.10%	2.03%
Adjusted NIM**	**2.10%**	2.12%	2.07%
Non-interest income ratio	**28.56%**	30.95%	26.18%
Cost-to-income ratio	**29.12%**	28.66%	28.34%

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

** Adjusting for the estimated impact of BOCHK's RMB clearing function.

Since December 2003, the Bank has been the clearing bank to provide RMB clearing services for banks in Hong Kong that operate RMB business. Acting as the clearing bank, the Bank deposits with the People's Bank of China ("PBOC") those RMB deposits taken in Hong Kong by the participating banks. At the same time, the Group earns an interest spread between the RMB funds taken from participating banks and those placed with the PBOC. As RMB deposits grow, the impact on the Group's average interest-earning assets and net interest margin ("NIM") becomes more material. It is, therefore, considered necessary to also provide information on NIM before incorporating the estimated impact of RMB clearing services (hereafter called "Adjusted net interest margin"). Adjusted net interest margin was 2.10% in the first half of 2008.

Analyses of the Group's financial performance and business operations are set out in the following sections.

Net Interest Income and Margin

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Interest income	**18,105**	24,572	21,484
Interest expense	**(8,076)**	(14,080)	(12,581)
Net interest income	**10,029**	10,492	8,903
Average interest-earning assets	**988,746**	992,821	883,030
Net interest spread	**1.79%**	1.68%	1.61%
Net interest margin	**2.03%**	2.10%	2.03%
Adjusting for the estimated impact of BOCHK's RMB clearing function			
Adjusted net interest margin	**2.10%**	2.12%	2.07%

Net interest income increased by HK$1,126 million or 12.6% year-on-year to HK$10,029 million. Net interest margin remained flat at 2.03% as the rise in net interest spread was offset by the decline of the contribution from net free fund due to the fall in market interest rates. The increase in RMB deposits from participating banks also contributed to the flat net interest margin. Should the estimated impact of BOCHK's RMB clearing function in Hong Kong be excluded, adjusted net interest margin, however, would have increased by 3 basis points to 2.10%.

Market interest rates in the first half of 2008 were lower than those in the same period in 2007. Compared to the first half of 2007, average one-month HIBOR fell by 226 basis points to 1.98% while average one-month LIBOR declined by 237 basis points to 2.95%. The Group's average HKD Prime rate decreased by 213 basis points year-on-year to 5.62%, thus widening the HKD Prime-to-one-month HIBOR spread (hereafter called "Prime-HIBOR spread") by 13 basis points to 3.64%.

The improvement in net interest income was mainly driven by the growth in average interest-earning assets of HK$105,716 million, or 12.0%, which was primarily driven by the increase in average customer deposits. The widening of net interest spread underpinned by improved securities spread also contributed to the growth in net interest income; however, it was held back by the decline in the contribution from net free fund. Loan spread was compressed although the average pricing of new corporate loan facilities during this period had improved with the tightened credit environment. Meanwhile, higher yielding loans, including Mainland lending, trade finance and SME loans continued to grow. Total deposit spread decreased amid lower market rates.

The summary below shows the average balances and average interest rates of individual assets and liabilities:

	Half-year ended 30 June 2008		Half-year ended 31 December 2007		Half-year ended 30 June 2007	
ASSETS	**Average balance HK$'m**	**Average yield %**	Average balance HK$'m	Average yield %	Average balance HK$'m	Average yield %
Cash, balances and placements with banks and other financial institutions	**213,538**	**2.53**	242,913	4.15	171,408	3.80
Debt securities investments	**312,522**	**4.49**	332,810	4.99	330,010	4.84
Loans and advances to customers	**447,133**	**3.68**	400,028	5.39	363,753	5.51
Other interest-earning assets	**15,553**	**2.82**	17,070	2.90	17,859	4.53
Total interest-earning assets	**988,746**	**3.67**	992,821	4.91	883,030	4.91
Non interest-earning assets	**101,572**		100,579		87,716	
Total assets	**1,090,318**	**3.33**	1,093,400	4.46	970,746	4.46

	Half-year ended 30 June 2008		Half-year ended 31 December 2007		Half-year ended 30 June 2007	
LIABILITIES	**Average balance HK$'m**	**Average rate %**	Average balance HK$'m	Average rate %	Average balance HK$'m	Average rate %
Deposits and balances of banks and other financial institutions	**70,561**	**2.04**	48,224	3.45	43,374	3.31
Current, savings and fixed deposits	**758,195**	**1.85**	787,418	3.24	696,136	3.30
Certificates of deposit issued	**1,905**	**2.81**	2,062	3.62	2,473	3.54
Other interest-bearing liabilities	**30,112**	**2.23**	27,627	2.54	26,743	3.31
Total interest-bearing liabilities	**860,773**	**1.88**	865,331	3.23	768,726	3.30
Non interest-bearing deposits	**41,542**		40,495		33,178	
Shareholders' funds* and non interest-bearing liabilities	**188,003**		187,574		168,842	
Total liabilities	**1,090,318**	**1.49**	1,093,400	2.55	970,746	2.61

* Shareholders' funds represent capital and reserves attributable to the equity holders of the Company.

Compared to the second half of 2007, net interest income fell by HK$463 million, or 4.4%. Average interest-earning assets decreased by HK$4,075 million, or 0.4%, mainly due to the decline in funds from IPO subscription as IPO activities subsided in the first half of 2008. Net interest margin fell by 7 basis points as the increase of 11 basis points in net interest spread was offset by the decline of 18 basis points in contribution from net free funds. The increase in RMB deposits from participating banks also contributed to the decline in net interest margin. Should the estimated impact of BOCHK's RMB clearing function in Hong Kong be excluded, adjusted net interest margin would have decreased by only 2 basis points to 2.10%.

Compared to the second half of 2007, average one-month LIBOR fell by 223 basis points to 2.95% while average 1-month HIBOR decreased by 235 basis points to 1.98%. The Group's average HKD Prime rate decreased by 182 basis points, thus widening the Prime-HIBOR spread by 53 basis points. The decrease in net interest income was mainly attributable to the decline in contribution of net free funds due to fall in market interest rates. Meanwhile, securities spread improved as the funding cost declined. Higher yielding loans, including Mainland lending, trade finance and SME loans, continued to grow. Loan spread also rose as Prime-HIBOR spread widened. Total deposit spread was compressed, mainly due to the decrease in market rates outpaced the drop in the Group's average deposit rate.

Net Fees and Commission Income

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Bills commissions	**329**	315	273
Loan commissions	**263**	218	129
Investment and insurance fee income	**1,743**	2,747	1,764
Securities brokerage (Stockbroking)	**1,289**	2,236	1,324
Securities brokerage (Bonds)	**220**	146	65
Sale of funds	**157**	341	342
Life insurance*	**77**	24	33
General insurance	**55**	44	52
Trust services	**87**	87	66
Payment services	**239**	243	221
Credit cards	**578**	556	471
Account services	**146**	137	153
Guarantees	**26**	8	24
Currency exchange	**108**	111	73
RMB business	**99**	83	54
Correspondent banking	**21**	20	17
IPO-related business	**30**	62	43
Others	**121**	107	99
Fees and commission income	**3,845**	4,738	3,439
Fees and commission expenses	**(946)**	(1,096)	(807)
Net fees and commission income	**2,899**	3,642	2,632

* Fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination

Net fees and commission income rose by HK$267 million or 10.1% year-on-year to HK$2,899 million. Fee income from loan business grew significantly by HK$134 million or 103.9% as a result of the enlargement of the Group's loan portfolio. This was mainly attributed to the successful implementation of the Group's new business model as well as the increase in business following the appointment of the Group as the "Asia-Pacific Syndicated Loan Centre" of the BOC Group early this year. Fees from the card business also showed satisfactory growth of HK$107 million or 22.7% as cardholder spending and merchant acquiring volume were up 17.2% and 23.2% respectively. Fee income from RMB-related business, currency exchange, trust services and bills services all recorded double-digit growth of 83.3%, 47.9%, 31.8% and 20.5% respectively. The Group's custody business also contributed to the growth in fees and commission income. The change in investment sentiments in the stock market, however, had a negative impact on the fee income from investment-related agency businesses. Stock broking fee income declined by HK$35 million or 2.6% while fee income from sale of funds decreased by HK$185 million or 54.1%. These were partly offset by the increase in fee income from the distribution of bonds by HK$155 million or 238.5%. Meanwhile, fees and commission expenses increased by HK$139 million or 17.2%, which was in line with the growth in transaction volume. Major increases in fees and commission expenses came from credit card service, RMB-related business and currency exchange.

Compared to the second half of 2007, net fees and commission income decreased by HK$743 million or 20.4% largely because of the decreases in fee income from stock broking of HK$947 million or 42.4% and sale of funds of HK$184 million or 54.0% as business volumes declined. Meanwhile, fees and commission income from loan services, general insurance, RMB-related business and card business increased by 20.6%, 25.0%, 19.3% and 4.0% respectively. Fees and commission expenses were down 13.7%, mainly due to the decrease in stock broking expenses.

Investment and Insurance Business

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Investment and insurance fee income			
Securities brokerage (Stockbroking)	**1,289**	2,236	1,324
Securities brokerage (Bonds)	**220**	146	65
Sale of funds	**157**	341	342
Life insurance*	**77**	24	33
	1,743	2,747	1,764
Insurance and investment income of BOC Life			
Net insurance premium income	**4,501**	5,493	2,933
Interest income	**538**	442	346
Net (loss)/gain on financial instruments designated at fair value through profit or loss	**(1,392)**	1,282	(389)
Others	**8**	10	5
Gross insurance and investment income of BOC Life#	**3,655**	7,227	2,895
Less: net insurance benefits and claims	**(3,602)**	(6,808)	(2,632)
	53	419	263
Total investment and insurance income	**1,796**	3,166	2,027
Of which: Life insurance fee income*	**77**	24	33
Insurance income of BOC Life#	**53**	419	263
Total life insurance income	**130**	443	296
Investment fee income	**1,666**	2,723	1,731
Total investment and insurance income	**1,796**	3,166	2,027

* Fee income from life insurance only included that from the Group's insurance business partner after group consolidation elimination.

\# Before commission expenses.

Total investment and insurance income decreased by HK$231 million, or 11.4%, year-on-year to HK$1,796 million. Investment and insurance fee income decreased marginally by HK$21 million or 1.2% while BOC Life's insurance income was down HK$210 million, or 79.8%. The decline in investment and insurance fee income was mainly caused by lower contribution from the sales of funds and stock broking, which was, however, substantially offset by the growth in the sales of bonds and life insurance. Income from the sale of funds decreased by HK$185 million or 54.1% as the sales of open-end funds dropped by 64.8% in the sluggish market. In particular, the sales of China equity funds and certain thematic funds declined substantially as the equity market retreated in the first half of 2008. Commission from stock broking was down HK$35 million or 2.6% as retail customers, who make up the majority of the Group's customer portfolio, became less active in trading in a volatile stock market. Meanwhile, commission from the sales of bonds increased significantly by HK$155 million, or 238.5%, as the Group successfully expanded its offerings of structured products and enhanced its private placement services to meet customer needs, which boosted the sales of structured notes by a hefty 200.2%. Fee income from the Group's insurance business partner also rose strongly by HK$44 million, or 133.3% on the back of the 83.1% increase in sales volume. As for BOC Life, despite the investment loss due to the decline in market value, BOC

Life recorded robust growth in premium income as net insurance premium income rose by 53.5% while interest income grew by 55.5%. However, insurance income of BOC Life dropped by HK$210 million or 79.8% to HK$53 million, mainly due to the increase in net loss on financial instruments designated at fair value through profit or loss caused by the marked-to-market loss of its debt securities and equity investments as well as the new business strain generated. Together with the contribution of the HK$77 million fee income from the Group's insurance business partner, total life insurance income was HK$130 million, down HK$166 million or 56.1%.

Compared to the second half of 2007, total investment and insurance income decreased by HK$1,370 million, or 43.3%, mainly as a result of the decrease in investment and insurance fee income of HK$1,004 million or 36.5% as commission income from stock broking and sale of funds declined by 42.4% and 54.0% respectively. The insurance income of BOC Life was down HK$366 million or 37.4% mainly due to the marked-to-market loss of its investment portfolio in the first half of 2008 whereas a capital gain from its equity investments was recorded in the second half of 2007.

Net Trading Income

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Foreign exchange and foreign exchange products	**875**	645	155
Interest rate instruments	**206**	(162)	192
Equity instruments	**135**	111	70
Commodities	**21**	2	–
Net trading income	**1,237**	596	417

Net trading income was HK$1,237 million, up HK$820 million or 196.6% year-on-year mainly due to the surge in net trading income from foreign exchange and foreign exchange products by HK$720 million or 464.5% as marked-to-market loss on foreign exchange swap contracts* was significantly lower by HK$346 million and income from other foreign exchange activities rose by HK$477 million or 90.7%. The growth of income from other foreign exchange activities was mainly driven by the higher business volume of foreign exchange and structured deposits. The increase were partially offset by a foreign exchange loss arising from the revaluation of Nanyang Commercial Bank (China), Limited's ("Nanyang (China)") Hong Kong Dollar capital funds against the appreciated RMB during the course of approval for conversion into RMB. Net trading income from interest rate instruments rose by HK$14 million or 7.3%. Net trading income of equity instruments increased by HK$65 million or 92.9%, which was mainly attributable to the option premium income from the newly launched "Equity-Linked Investments" as well as the increase in the fair value of equity warrants issued by the Group. Net trading income from commodities increased by HK$21 million because of higher customer demand for bullion products in the then prevailing investment environment.

Compared to the second half of 2007, net trading income rose by HK$641 million or 107.6%. The increase was mainly attributable to the increase in the fair value of interest rate swap contracts and the growth in income from foreign exchange transactions and structured deposits.

* Foreign exchange swap contracts are usually used for the Group's liquidity management and funding activities. Under foreign exchange swap contracts, the Group exchanges one currency (original currency) for another (swapped currency) at the spot exchange rate (spot transaction) and commits to reverse the spot transaction by exchanging the same currency pair at a future maturity at a predetermined rate (forward transaction). In this way, surplus funds in original currency are swapped into another currency for liquidity and funding purposes without any foreign exchange risk. Under HKAS 39, the exchange difference between the spot and forward contracts is recognised as foreign exchange gain or loss (as included in "net trading income"), while the corresponding interest differential between the surplus funds in original currency and swapped currency is reflected in net interest income

Net (Loss)/Gain on Financial Instruments Designated at Fair Value through Profit or Loss (FVTPL)

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Net (loss)/gain on financial instruments designated at FVTPL of the banking business	**(92)**	(20)	(5)
Net (loss)/gain on financial instruments designated at FVTPL of BOC Life	**(1,392)**	1,282	(389)
Net (loss)/gain on financial instruments designated at FVTPL	**(1,484)**	1,262	(394)

Net loss on financial instruments designated at fair value through profit or loss rose by HK$1,090 million or 276.6% year-on-year. This was mainly due to the increase in marked-to-market loss on both debt securities and equity investments held by BOC Life.

Compared to the net gain of HK$1,262 million recorded in the second half of 2007, net loss on financial instruments designated at fair value through profit or loss in the first half of 2008 was HK$1,484 million. The decline of HK$2,746 million was mainly due to the marked-to-market loss of debt securities investments of BOC Life recorded in the first half of 2008 whereas a capital gain from the equity investments and a marked-to-market gain of debt securities investments of BOC life were recorded in the second half of last year.

Net Insurance Premium Income

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Life and Annuity	**4,195**	4,237	2,358
Linked Long Term	**316**	1,262	578
Retirement Scheme	**–**	–	–
	4,511	5,499	2,936
Reinsurers' share of gross earned premiums	**(10)**	(6)	(3)
Net insurance premium income	**4,501**	5,493	2,933

Net insurance premium income surged by HK$1,568 million, or 53.5%, to HK$4,501 million, mainly driven by the increase in premium income from single premium products. In the first half of the year, the Group stepped up its marketing efforts by introducing a host of promotional activities and improving its multi-channel marketing platform. As a result, net insurance premium income from single and regular premium products were up 56.5% and 31.7% respectively.

Compared to the second half of 2007, net insurance premium income dropped by HK$992 million or 18.1%. The decrease was mainly attributable to the decline in premium income from investment-linked products as the market became less active in the first half of 2008. On the other hand, net insurance premium income from regular premium products was up 6.8%.

Net Insurance Benefits and Claims

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Life and Annuity	**3,601**	5,443	2,084
Linked Long Term	**1**	1,364	551
Retirement Scheme	**1**	4	(2)
	3,603	6,811	2,633
Reinsurers' share of claims, benefits and surrenders paid	**(1)**	(3)	(1)
Net insurance benefits and claims	**3,602**	6,808	2,632

Net insurance benefits and claims increased by HK$970 million, or 36.9%, to HK$3,602 million, primarily due to the growth of net insurance premium income. Prospective liabilities were recognised on the basis of the assumptions made as to mortality, investment income and fair value changes in the underlying investments.

Compared to the second half of 2007, net insurance benefits and claims dropped by HK$3,206 million or 47.1%, resulting mainly from the decrease in business volume and change in market interest rates.

Operating Expenses

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Staff costs	**2,482**	2,547	2,109
Premises and equipment expenses (excluding depreciation)	**495**	541	417
Depreciation on owned fixed assets	**480**	414	373
Other operating expenses	**631**	853	519
Operating expenses	**4,088**	4,355	3,418
Cost-to-income ratio	**29.12%**	28.66%	28.34%

Total operating expenses were up HK$670 million, or 19.6%, year-on-year to HK$4,088 million, which was broadly in line with overall business growth. Staff costs rose by HK$373 million primarily due to pay rise and the recruitment of new staff for business expansion. Compared to end-June 2007, headcount measured in full-time equivalents rose by 750 to 13,616 at end-June 2008.

Premises and equipment expenses increased by HK$78 million or 18.7% mainly because of higher rental and IT costs.

Depreciation on owned fixed assets rose by HK$107 million, or 28.7%, to HK$480 million due to the increase of computer equipment as the Group continued with infrastructure improvement coupled with the appreciation of the value of bank premises.

Other operating expenses were up HK$112 million, or 21.6%, mainly due to the rise in operating expenses as business volume increased, higher business tax due to increased businesses in the Mainland as well as the rise in promotional expenses and donations.

Compared to the second half of 2007, total operating expenses fell by HK$267 million, or 6.1%, mainly due to the decline in promotional expenses and certain business expenses following the drop in business volume.

Net (Charge)/Reversal of Loan Impairment Allowances

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Net (Charge)/Reversal of loan impairment allowances			
Individual assessment			
– new allowances	**(142)**	(224)	(106)
– releases	**62**	190	109
– recoveries	**187**	971	340
Collective assessment			
– new allowances	**(199)**	(433)	(192)
– releases	**7**	–	–
– recoveries	**14**	15	15
Net (charge)/credit to Income Statement	**(71)**	519	166

In the first half of 2008, the Group recorded a net charge of loan impairment allowances of HK$71 million. Compared to a net credit of HK$166 million in the first half of 2007, the increase in net charge of loan impairment allowances was mainly due to the decline in loan recoveries and the increase in net charge of allowances (before recoveries) from individual assessment.

Net loan impairment charge from individual assessment (before recoveries) was HK$80 million, compared to the net release of HK$3 million recorded in the first half of 2007. The increase in net impairment charge (before recoveries) was caused by the increase in new allowances as they were made to cover the formation of new impaired loans and further deterioration of existing impaired accounts. Reduction of release of allowances due to significant improvement in loan quality during past years also contributed to the increase in the net impairment charge.

Net charge of collective impairment allowances (before recoveries) remained flat year-on-year at HK$192 million. New impairment allowances were made as the Group's loan portfolio further expanded.

The Group continued to make recoveries of loans that were previously written off. Total recoveries in individual and collective assessment amounted to HK$201 million, down HK$154 million compared to the first half of 2007.

Compared to a net release of loan impairment allowances recorded in the second half of last year which was mainly attributable to the recoveries of certain large accounts, the Group registered a net charge of loan impairment allowances in the first half of 2008.

Net Charge of Impairment Allowances on Securities Investments

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Held-to-maturity securities	**(962)**	(1,844)	–
Available-for-sale securities	**(1,187)**	(289)	–
Net charge of impairment allowances on securities investments	**(2,149)**	(2,133)	–

In the first half of 2008, further deterioration of the capital market had an impact on the Group's securities investment in the US and hence the related provisions. The Group carried out a comprehensive assessment on its impairment charges, taking into account the relevant criteria and other specific features of the investments, and increased its provisions accordingly. As a result, the Group recorded HK$2,149 million of net charge of impairment allowances for its portfolio of US mortgage-backed securities, which comprised HK$420 million net write-back for the US subprime mortgage-backed securities, a net charge of HK$655 million for Alt-A and HK$1,914 million for Prime residential mortgage-backed securities. For details about the composition of the Group's investment securities portfolio, and the impairment and provisioning policies on investment, please refer to Note 24, Note 1 and Note 2 to the Interim Financial Information.

Compared to the second half of 2007, net charge of impairment allowances rose by HK$16 million or 0.8%.

Property Revaluation

HK$'m	**Half-year ended 30 June 2008**	Half-year ended 31 December 2007	Half-year ended 30 June 2007
Net (loss)/gain on revaluation of premises	**(8)**	12	7
Net gain on fair value adjustments on investment properties	**701**	642	414
Deferred tax	**(53)**	(84)	(59)
Net gain on fair value adjustments on investment properties, after tax	**648**	558	355

The aggregate impact of property revaluation before tax on the income statement for the first half of 2008 was HK$693 million, of which a net gain of HK$701 million came from the revaluation of investment properties, partially offset by a net loss of HK$8 million from the revaluation of premises. The related deferred tax charge on revaluation of investment properties amounted to HK$53 million. As a result, the net impact of fair value adjustments on investment properties after tax in the first half of 2008 was HK$648 million. The net gain on property revaluation was in line with the increase in property prices in the first half of 2008.

Compared to the second half of 2007, net gain from revaluation of investment properties after tax increased by HK$90 million or 16.1%.

Financial Position

HK$'m, except percentage amounts	**At 30 June 2008**	At 31 December 2007
Cash and balances with banks and other financial institutions	**188,452**	159,065
Placements with banks and other financial institutions maturing between one and twelve months	**50,689**	53,154
Hong Kong SAR Government certificates of indebtedness	**32,430**	32,770
Securities investments[1]	**299,979**	335,623
Advances and other accounts	**487,012**	420,234
Fixed assets and investment properties	**33,864**	31,351
Other assets[2]	**34,742**	35,440
Total assets	**1,127,168**	1,067,637
Hong Kong SAR currency notes in circulation	**32,430**	32,770
Deposits and balances of banks and other financial institutions	**81,625**	60,599
Deposits from customers	**819,110**	793,606
Debt securities in issue at amortised cost[3]	**2,756**	2,089
Insurance contract liabilities	**25,070**	22,497
Other accounts and provisions	**60,508**	61,018
Subordinated liabilities[4]	**8,150**	–
Total liabilities	**1,029,649**	972,579
Minority interests	**2,472**	2,216
Capital and reserves attributable to the equity holders of the Company	**95,047**	92,842
Total liabilities and equity	**1,127,168**	1,067,637
Loan-to-deposit ratio	**57.81%**	51.66%

1 Securities investments comprise investment in securities and financial assets at fair value through profit or loss.
2 Interests in associates, deferred tax assets and derivative financial instruments are included in other assets.
3 Debt securities in issue at amortised cost represents the notes issued under the Group's notes programme.
4 Subordinated liabilities represents the subordinated loan granted by the Group's parent bank, Bank of China Limited.

Balance Sheet Mix as at 30 June 2008	Balance Sheet Mix as at 31 December 2007



HK$'m/(%)
67,172 (6%)
188,452 (17%)
33,864 (3%)
50,689 (4%)
487,012 (43%)
299,979 (27%)



HK$'m/(%)
68,210 (6%)
159,065 (15%)
31,351 (3%)
53,154 (5%)
420,234 (40%)
335,623 (31%)

Cash and balances with banks and other financial institutions
Placements with banks and other financial institutions maturing between one and twelve months
Securities investments
Advances and other accounts
Fixed assets and investment properties
Other assets

The Group's total assets were HK$1,127,168 million as at 30 June 2008, up HK$59,531 million or 5.6% from the end of 2007. Key changes include:

- Cash and balances with banks and other financial institutions increased by HK$29,387 million, or 18.5%, mainly due to the increase in RMB deposits from participating banks placed with the PBOC.
- Advances and other accounts increased by HK$66,778 million, or 15.9%, primarily due to the growth of advances to customers by HK$62,525 million or 15.1%.
- Securities investments decreased by HK$35,644 million or 10.6% as funds were redeployed into advances to customers. As of 30 June 2008, the Group's exposure in US subprime mortgage-backed securities dropped to HK$1.2 billion from HK$4.1 billion as of end-2007.

Advances to Customers

HK$'m, except percentage amounts	**At 30 June 2008**	**%**	At 31 December 2007	%
Loans for use in Hong Kong	**342,227**	**72.0**	305,677	74.0
Industrial, commercial and financial	**194,423**	**40.9**	168,656	40.8
Individuals	**147,804**	**31.1**	137,021	33.2
Trade finance	**31,683**	**6.7**	24,275	5.9
Loans for use outside Hong Kong	**101,677**	**21.3**	83,110	20.1
Total advances to customers	**475,587**	**100.0**	413,062	100.0

Riding on the growth momentum built up last year, total advances to customers grew strongly by HK$62,525 million or 15.1% to HK$475,587 million. The growth was broad-based, covering both corporate and individual loans, and should be attributed to the effective implementation of the Group's business strategies under its new business model. The Bank's appointment as the "Asia-Pacific Syndicated Loan Centre" of the BOC Group early this year also helped grow its syndication lending.

Loans for use in Hong Kong grew by 12.0%.

- Lending to the industrial, commercial and financial sectors increased by HK$25,767 million, or 15.3%, to HK$194,423 million, driven by the growth in loans for property investment, property development, information technology, manufacturing as well as the wholesale and retail trade.

- Residential mortgage loans (excluding those under the government-sponsored Home Ownership Scheme) was up HK$9,565 million, or 9.0%, to HK$116,148 million as a result of the Group's effective product innovation and marketing efforts.

- Card advances was down HK$95 million, or 1.6%, to HK$5,666 million.

- Other consumer lending increased by HK$1,153 million, or 10.8%, to HK$11,861 million mainly due to the growth in personal loans.

Trade finance surged by HK$7,408 million, or 30.5%, as a result of the Group's promotional efforts, improved business model together with the robust import and export trade. Meanwhile, loans for use outside Hong Kong also grew strongly by HK$18,567 million or 22.3%. The increase was mainly driven by overseas lending and loan growth of the Group's Mainland operation.

Total advances to customers by currency mix (%)


6%
18%
76%
2008.06.30
6%
16%
78%
2007.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD advances to customers accounted for 75.7% and 18.3% respectively of the total at the end of June 2008 while advances to customers in RMB and other currencies accounted for 3.6% and 2.4% respectively. The proportion of USD advances to customers rose by 2.7% while HKD advances to customers dec ined by 2.7%. There was no significant change in other currency mix in the first half of 2008.

Deposits from Customers

HK$'m, except percentage amounts	At 30 June 2008	%	At 31 December 2007	%
Demand deposits and current accounts	**40,907**	**5.0**	40,499	5.1
Savings deposits	**295,502**	**35.9**	286,653	35.9
Time, call and notice deposits	**482,701**	**58.7**	466,454	58.3
Total deposits from customers	**819,110**	**99.6**	793,606	99.3
Structured deposits	**3,601**	**0.4**	5,959	0.7
Adjusted total deposits from customers	**822,711**	**100.0**	799,565	100.0

Total deposits from customers increased by HK$25,504 million, or 3.2%, to HK$819,110 million. Demand deposits and current accounts rose by HK$408 million or 1.0%. Savings deposits increased by HK$8,849 million or 3.1%. Time, call and notice deposits were up HK$16,247 million or 3.5%. Structured deposits, a hybrid of retail deposit and derivatives offering a higher nominal interest rate, decreased by HK$2,358 million, or 39.6% as customers chose to switch their funds to other investment instruments under the volatile investment environment. The Group's loan-to-deposit ratio was up 6.15 percentage points to 57.81% at the end of June 2008 as total loan growth outpaced deposits growth.

Adjusted total deposits from customers by currency mix (%)



16%
60%
24%
2008.06.30
10%
21%
69%
2007.12.31
HKD
USD
Others

In terms of currency mix, HKD and USD deposits accounted for 60.3% and 23.8% respectively at the end of June 2008, while deposits in RMB and other currencies accounted for 5.1% and 10.8% respectively. The proportion of HKD deposits dropped by 8.8 percentage points while that of RMB and other currency deposits rose by 2.9 percentage points and 3.1 percentage points respectively from the end of 2007, reflecting customers' preferences for shifting their funds into RMB deposits in anticipation of the appreciation in the value of RMB and into other foreign currency deposits for higher returns. The proportion of USD deposits also rose by 2.8%. The Group's HKD loan-to-deposit ratio was 72.6%, up from 58.7% at end-2007 as HKD loans increased while HKD deposits decreased.

Loan Quality

HK$'m, except percentage amounts	**At 30 June 2008**	At 31 December 2007
Advances to customers	**475,587**	413,062
Classified or impaired loan ratio&	**0.34%**	0.44%
Impairment allowances	**1,524**	1,385
Regulatory reserve for general banking risks	**4,620**	4,130
Total allowances and regulatory reserve	**6,144**	5,515
Total allowances as a percentage of advances to customers	**0.32%**	0.34%
Total allowances and regulatory reserve as a percentage of advances to customers	**1.29%**	1.34%
Impairment allowances on classified or impaired loan ratio##	**27.50%**	22.52%
Residential mortgage loans* – delinquency and rescheduled loan ratio**	**0.08%**	0.15%
Card advances – delinquency ratio**#	**0.30%**	0.28%

	Half-year ended 30 June 2008	Half-year ended 30 June 2007
Card advances – charge-off ratio#	**2.14%**	2.59%

& Classified or impaired loans represent advances which have been classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired. Repossessed assets are initially recognised at the lower of their fair value less costs to sell or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances are deducted from loans and advances.

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Excluding Great Wall cards and computed according to the HKMA's definition

\## Including impairment allowances on loans classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

The Group's loan quality continued to improve with the classified or impaired loan ratio falling to a historical low of 0.34%, against 0.44% at end-2007. Classified loans decreased by approximately HK$0.2 billion or 10.8% to HK$1.6 billion. New classified loans remained at a low level, representing less than 0.1% of total loans outstanding.

Total impairment allowances, including both individual assessment and collective assessment, amounted to HK$1,524 million. Impairment allowances on classified or impaired loan ratio were 27.50%. The Group's regulatory reserve rose by HK$490 million to HK$4,620 million as advances to customers increased.

The quality of the Group's residential mortgage loans continued to improve with the combined delinquency and rescheduled loan ratio falling by 0.07 percentage point to 0.08% at the end of June 2008. The quality of card advances remained sound, with the charge-off ratio standing at 2.14% in the first half of 2008. Both ratios were well below the market average.

Capital and Liquidity Ratios

HK$'m, except percentage amounts	**At 30 June 2008**	At 31 December 2007
Core capital	**67,155**	67,145
Deductions	**(274)**	(483)
Core capital after deductions	**66,881**	66,662
Supplementary capital	**14,032**	5,161
Deductions	**(274)**	(483)
Supplementary capital after deductions	**13,758**	4,678
Total capital base after deductions	**80,639**	71,340
Risk-weighted assets		
Credit risk	**547,432**	510,970
Market risk	**6,299**	7,998
Operational risk	**42,631**	39,139
Deductions	**(15,085)**	(12,875)
Total risk-weighted assets	**581,277**	545,232
Capital adequacy ratios (banking group level)		
Core capital ratio	**11.51%**	12.23%
Capital adequacy ratio	**13.87%**	13.08%

	Half-year ended 30 June 2008	Half-year ended 30 June 2007
Average liquidity ratio	**42.47%**	50.08%

In accordance with the Banking (Capital) Rules effective from 1 January 2007, the Group adopted the Standardised Approach in calculating capital adequacy ratios.

Consolidated capital adequacy ratio of the banking group at 30 June 2008 was 13.87%, up 0.79 percentage point from end-2007 due to the increase in total capital base. Total capital base rose by 13.0% to HK$80,639 million mainly due to a subordinated loan of EURO 660 million (approximately HK$8.15 billion) obtained by the Group from its parent bank, Bank of China Limited, on 27 June 2008. This subordinated loan meets the conditions laid down in the Banking (Capital) Rules and has been included as supplementary capital for the purpose of determining the capital base of the banking group. Meanwhile, risk-weighted assets rose by 6.6% to HK$581,277 million, mainly driven by significant growth in advances to customers.

Average liquidity ratio remained strong at 42.47%, versus 50.08% in the first half of 2007. The fall in average liquidity ratio was caused by the decline of average liquefiable assets with decreased marketable debt securities, coupled with the growth of average qualifying liabilities resulting from the increase in customer deposits.

BUSINESS REVIEW

This section covers the review of the Group's business lines together with their respective financial results.

Personal Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Restated Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**3,330**	3,841	-13.3%
Other operating income	**2,532**	2,332	+8.6%
Operating income	**5,862**	6,173	-5.0%
Operating expenses	**(2,879)**	(2,581)	+11.5%
Operating profit before impairment allowances	**2,983**	3,592	-17.0%
Net charge of loan impairment allowances	**(14)**	(54)	-74.1%
Others	**(4)**	–	N/A
Profit before taxation	**2,965**	3,538	-16.2%

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**165,005**	162,634	+1.5%
Segment liabilities	**524,774**	545,397	-3.8%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

Personal Banking recorded a profit before taxation of HK$2,965 million in the first half of 2008. Operating profit before impairment allowances declined by 17.0% to HK$2,983 million because of lower net interest income and increased operating expenses, which was partly offset by the increase in other operating income.

Net interest income fell by 13.3% to HK$3,330 million, mainly due to narrower deposit spread as average market interest rates were lower. Other operating income rose by 8.6% to HK$2,532 million. Net fees and commission income increased by 5.1%, primarily attributable to the growth of income from the sales of bonds and structured products, RMB-related business, card business and currency exchange. Commission income from both stock broking and sale of funds dropped. However, income from foreign exchange activities grew strongly as business volume increased.

Operating expenses rose by 11.5% to HK$2,879 million mainly because of higher staff costs after headcount increase and pay rise. Higher promotional expenses and IT costs also contributed to the increase in operating expenses.

Net charge of loan impairment allowances fell by 74.1% to HK$14 million. This reflects an improvement in asset quality due to lower bad debt migration rate and rise in collateral values as well as an increase in recoveries.

Advances and other accounts, including mortgage loans and card advances, increased by 7.8% to HK$153,205 million. Customer deposits fell by 2.3% to HK$501,081 million as customers switched their funds to other higher yielding investments under the low interest rate environment.

Ensuring growth and market recognition in residential property mortgage

In spite of fierce market competition, the Group grew its residential mortgage business by 9.0% through effective marketing and the introduction of a number of new mortgage products such as "8 Privilege Offers for the 2008 Olympics Mortgage Scheme" and "Olympic Decathlon Mortgage Scheme". The Group also set up four new Mortgage Advice Centres in selected areas to provide professional consultancy services to customers. All these innovative efforts, together with the Group's intrinsic strengths and track record, ensured that the Group could maintain its leading position in the residential mortgage market with the underwriting of new mortgages increasing by 65.4% year-on-year, outperforming the market average of 61.7%. Meanwhile, the credit quality of residential mortgages continued to improve as the delinquency and rescheduled loan ratio fell further to 0.08%. In recognition of its outstanding mortgage services, the Group was awarded the "*Sing Tao* Excellent Services Brand Award 2007 – Mortgage and Loan Services" and the "*Capital Weekly* Service Awards 2008 – Mortgage" by *Sing Tao Daily* and *Capital Weekly* respectively.

Maintaining the competitiveness of investment and insurance businesses

In the first half of 2008, given the increasing concern over the global credit crisis and loss of confidence in the investment environment, stock markets throughout the world experienced a slump in general. Naturally, this had an adverse impact on the Group's investment-related agency businesses. Nevertheless, the Group made good progress in product innovation and further enhanced its business platform to meet customers' needs. Moreover, the Group expanded its bond and life insurance agency businesses considerably during the period. The Group continued to promote its stock brokerage business and improve its trading platforms and services such as the "Closing Auction Session for Securities Trading" and "Online Securities Margin Trading" services. In anticipation of a more volatile market in 2008, the Group launched the "Balanced Investment Funds Series" (the "Series") in December 2007 to raise customers' awareness of portfolio risk management while offering a wide array of investment products. As a result, the total number of funds available for selection in the Series increased and its contribution to the total fund sales significantly improved. The Group continued to expand its range of structured products and enhance its private placement services, leading to a strong growth of 200.2% in the sales of structured notes.

Regarding the life insurance agency business, with effective marketing, extensive staff training, optimised operation procedures and product innovation, the sales of life insurance products and related commission income surged by 64.7% and 70.0% respectively year-on-year*. In terms of product innovation, the Group introduced a range of tailor-made products such as the "Fortuitous Saving Protection Plan" and "Pleasure 5-Year Saving Protection Plan" during the period to meet the diverse needs of customers.

To cope with customer's demand for all-encompassing protection products, the Group pioneered a first-of-its-kind bundled protection product in the market known as the "BOC Family Comprehensive Protection Plan". This product offers customers with extensive protection covering home content, annual travel, personal accident, golfer and domestic helper. Not surprisingly, customers' feedback on this product has been highly positive.

Continuous expansion of high net worth customer base

The Group is committed to providing premium services to its high net worth customers. In the first half of 2008, the Group enhanced its private placement service which helped boost the sales volume of structured notes by 200.2%. To expand its high net worth customer base, the Group launched marketing campaigns such as the "Olympic Five Rings Rewards", offering a range of exclusive privileges on designated transactions in foreign currency fixed deposits, RMB services, fund subscription and securities trading. The Group also introduced the "Customer-Get-Customer Programme" by rewarding existing wealth management customers with privileges for new customers referred. As at the end of June 2008, the total number of wealth management customers** grew by 14.4% versus end-2007. Meanwhile, assets of wealth management customers maintained with the Group declined by 1.8% amidst a volatile stock market.

* Before inter-segment elimination

** Including wealth management VIP and wealth management Prime customers

Steady growth of credit card business

The Group's card business continued to expand due to active private consumption with the number of cards in issue increasing by 5.4% from the end of last year. At the same time, cardholder spending volume and merchant acquiring volume registered growths of 17.2% and 23.2% respectively.

To grasp business opportunities arising from the 2008 Beijing Olympics, the Group issued the "VISA BOC Olympic Games Platinum Card" in May 2008. In the same month, a new co-branded card, "BOC Esso MasterCard", was launched providing exclusive privileges to cardholders. These new cards not only enriched the Group's product range but also enhanced its product differentiation among the competitors. Meanwhile, the Group's card business in the Mainland continued to grow and the "EMV Titanium Card" was introduced during the period. The Group has also been benefiting from the bank card-related service and support in the Mainland market made available by BOC Services Company, Limited, a joint venture formed between BOC Credit Card (International) Ltd. and BOC in November 2007.

Growing and leading RMB banking business in Hong Kong

The Group has maintained its leading position in RMB banking business in Hong Kong. To satisfy the surge in demand for RMB deposits in the first half of 2008, the Group launched "RMB Exchange Express" to provide customers with a more convenient service in their RMB exchange transactions. At the same time, the Group launched the "RMB Remittance Express" service in April 2008, providing customers with RMB remittance service to bank accounts in the Mainland with preferential handling charges. The Group has continued to enjoy the largest market share in its local RMB deposits-taking business with the amount of deposits more than doubled in the first half of 2008. In respect of the RMB credit card business, the Group has also maintained its leading position as the number of RMB credit cards issued grew by 22.4% from the end of 2007 while the RMB card acquiring volume and RMB cardholder spending volume surged by 73.2% and 66.0% respectively year-on-year. At the end of June 2008, the number of ATMs providing RMB withdrawal service reached 326. Taking advantage of the Group's leading position in RMB business, the total number of RMB withdrawals in our ATM network in the first half of 2008 recorded a significant increase of 81.5% compared with the same period of 2007.

Channel rationalisation and e-channel development

The Group continued to optimise its distribution channels. In the first half of 2008, the Group opened 1 new branch, renovated 12 existing branches and added 6 Wealth Management Centres and 4 Mortgage Advice Centres to its network in Hong Kong. As at the end of June 2008, the Group's service network in Hong Kong comprised of 289 branches.

Customers' satisfaction regarding the Group's service quality is of utmost importance to the Group. In the first half of 2008, the Group launched a comprehensive transaction survey programme in branches for obtaining customers' feedback on the Group's service improvement programmes. At the same time, the Group continued to enhance its e-banking channels, especially for investment functions, in order to strengthen its competitive edge in providing internet investment services. In the first half of 2008, the number of e-banking customers increased by 6.2% and the stock trading transactions carried out through e-channels accounted for 77.5% of total number of transaction.

Corporate Banking

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Restated Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**2,972**	2,803	+6.0%
Other operating income	**1,132**	863	+31.2%
Operating income	**4,104**	3,666	+11.9%
Operating expenses	**(1,081)**	(899)	+20.2%
Operating profit before impairment allowances	**3,023**	2,767	+9.3%
Net (charge)/release of loan impairment allowances	**(57)**	220	N/A
Others	**(3)**	–	N/A
Profit before taxation	**2,963**	2,987	-0.8%

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**339,456**	281,680	+20.5%
Segment liabilities	**324,447**	284,353	+14.1%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

Corporate Banking achieved good results in the first half of 2008. Operating income increased by 11.9% to HK$4,104 million, which was driven by the growth in both net interest income and other operating income. After accounting for the 20.2% increase in operating expenses, operating profit before impairment allowances rose by 9.3% to HK$3,023 million. Profit before taxation fell by 0.8% to HK$2,963 million, mainly due to the decline in loan recoveries and increase in loan impairment allowances.

Net interest income increased by 6.0% to HK$2,972 million mainly due to the growth in loans and advances, which was partly offset by narrower deposit spread as average market interest rates dropped. Other operating income rose by 31.2% to HK$1,132 million, thanks to the growth in fees income from loan and bills services.

Operating expenses were up 20.2% to HK$1,081 million, mainly due to higher staff costs after headcount increase and pay rise. Higher business tax for increased Mainland business and depreciation charges on computer equipment also contributed to the increase in operating expenses.

Net charge of loan impairment allowances was HK$57 million, compared to the net release of HK$220 million in the first half of 2007. The net charge reflected the reduction of loan recoveries and the increase in the loan impairment allowances made to cover the formation of new impaired loans and further deterioration of existing impaired accounts. In view of the unfavorable outlook of the macro economics and signs of deterioration of the US economy, precautionary measures have been implemented such as by tightening up the underwriting standards of credit approval and the monitoring of SME loans, revising the lending and pricing strategies on new credits of the segments concerned.

Advances and other accounts increased significantly by 20.3% to HK$337,568 million. Customer deposits grew by 13.9% to HK$320,692 million.

Spearheading the growth of loan syndication

The Group has maintained its leading position in loan syndication. According to *Basis Point*, the Group remained the top mandated arranger in the markets of syndicated loans for both Hong Kong-Macau and the Mainland-Hong Kong-Macau in the first half of 2008. In January 2008, the Group was appointed as the "Asia-Pacific Syndicated Loan Centre" of the BOC Group with the responsibilities of initiating, coordinating and managing the syndicated loan business in the Asia-Pacific region. This appointment not only signifies the recognition of the Group's expertise and extensive experience in the syndicated loan market, but also helps it in exploring cross-border business opportunities in the wider region. It helps boost the Group's loan fee income as well as its syndicated lending. The Group established the first phase of the "Loan Syndication Information Management System" in the first half of 2008. This new system links up similar networks of the BOC Group's major branches, thus optimising the sharing of supporting information among group members and enhancing overall operational efficiency.

Making good progress in expanding SME business

The high-yielding SME business remains one of the Group's strategic focuses. In the first half of 2008, loans to the SME segment recorded a solid growth. The Group further strengthened its relationship with SME customers by launching a number of thematic marketing programmes and sponsoring a series of marketing activities. At the same time, the Group continued to enhance its product offerings and refine its products. In January 2008, the Group and the Hong Kong Productivity Council jointly launched the "Green Equipment Financing Scheme", a preferential lending package for corporate customers to acquire environment-friendly equipment. In addition, the Group introduced the "Corporate Privilege" services at selected branches to tailor-make services for targeted customers. These initiatives helped sustain the growth momentum of the SME business and resulted in a double-digit growth of SME loans in the first half of 2008. In recognition of its success in the SME business, the Group was awarded the "SME's Best Partner Award 2008" by the Hong Kong Chamber of Small and Medium Business Limited and the "*Capital Weekly* Service Awards 2008 – SME Banking" by *Capital Weekly* during the period.

Solid growth of trade finance

The Group continued to step up its marketing efforts to stimulate the growth of the trade finance business. In the first half of 2008, the Group repositioned part of its operations to further improve its operational efficiency. In addition, the Group initiated the "Trade Facilities Reform Programme" in March 2008 to streamline the credit approval process and raise the utilisation rate of credit limit. With these initiatives, the outstanding balance of trade finance grew strongly by 30.5% compared to end-2007. The volume of trade bills settlement likewise grew significantly by 44% year-on-year.

Robust expansion of cash management

In the first half of 2008, the Group continued to design and consolidate cross-border cash management projects for large Mainland enterprises seeking global expansion. At the same time, the Group strove to maintain its competitive edge in the local cash management business by making continuous refinement on existing products such as "Integrated Receivables and Payment Solutions" and developing new products to meet the diverse needs of customers. Through effective marketing campaigns, the number of CBS Online customers increased by 23.0% while that of BOC Wealth Master customers grew by 6.6%.

Vigorous development of custody services

Custody business continued to grow in the first half of 2008. The Group has been actively exploring business opportunities in both local and overseas markets. During the period, the Group succeeded in becoming the custodian for a locally listed investment fund. In January 2008, the Group was appointed by one of the largest joint venture investment banks in the Mainland as the foreign custodian for its first QDII product, which was also the first broker-type QDII ever approved in the Mainland. The Group also successfully implemented several QDII mandates in the first half of 2008. At the end of June 2008, total assets under custody was HK$295 billion.

Mainland Business

Strong growth of Mainland business

Mainland business continued to be one of the high-growth segments of the Group. Following the implementation of a dualistic approach in the Mainland business with the local incorporation of Nanyang (China) in December last year, the Group's Mainland operation made good progress in business development. Total advances to customers grew by 17.2% to HK$35.1 billion, with RMB loans surging by 26.0%. Customer deposits increased by 119.7% to HK$12.7 billion. Total operating income recorded a satisfactory year-on-year growth of 15.4%, driven by strong growth in both net interest income and net fees and commission income which was, however, partially offset by the foreign exchange loss arising from the revaluation of Nanyang (China)'s Hong Kong Dollar capital funds against the appreciated RMB. Operating profit before impairment allowances fell by 7.6% year-on-year. Should the estimated impact of the exchange revaluation of the Mainland operation's capital funds be excluded*, operating profit before impairment allowances would have increased by 40.3%. Loan quality remained sound, with the classified loan ratio standing at 0.78%, an increase of 0.10 percentage point from end-2007 mainly due to the downgrade of an individual account.

By the end of June 2008, the Group's network in the Mainland consisted of 15 branches and sub-branches (including those of Nanyang (China)). 13 branches and sub-branches had already been permitted to conduct RMB business**. On 24 July 2008, the head office of Nanyang (China) was approved to start its domestic retail RMB business. In the first half of 2008, the China Banking Regulatory Commission ("CBRC") had approved Nanyang (China)'s application to establish its Hangzhou branch, Nanning branch and Shanghai Xuhui sub-branch, while Guangzhou Panyu sub-branch commenced business on 23 July 2008. Meanwhile, the Group has launched a series of structured products as well as QDII products to expand its wealth management business in the Mainland and at the same time to enhance its cross-border financial services to better serve both personal and corporate customers.

* The estimated impact of the exchange revaluation of the Mainland operation's capital funds included the exchange revaluation loss of Nanyang (China)'s HKD capital funds and the revaluation gain of the RMB operating funds of the Group's other mainland branches.

** Except for Mainland residents

Treasury

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Restated Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**3,456**	2,451	+41.0%
Other operating income	**933**	51	+1,729.4%
Operating income	**4,389**	2,502	+75.4%
Operating expenses	**(431)**	(258)	+67.1%
Operating profit before impairment allowances	**3,958**	2,244	+76.4%
Net charge of impairment allowances on securities investments	**(2,149)**	–	N/A
Profit before taxation	**1,809**	2,244	-19.4%

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**563,506**	566,661	-0.6%
Segment liabilities	**154,217**	116,095	+32.8%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

The Treasury segment grew its operating income by 75.4% to HK$4,389 million year-on-year owing mainly to the growth in both net interest income and other operating income. Operating profit before impairment allowances increased by 76.4% to HK$3,958 million after accounting for the 67.1% growth in operating expenses. Profit before taxation declined by 19.4% owing to a net charge of HK$2,149 million of impairment allowances on securities investments.

The 41.0% rise in the net interest income was made possible by higher interest spread on the debt securities portfolio with lower funding cost as interest rate declined.

Other operating income also rose significantly by HK$882 million to HK$933 million. This was mainly attributable to lower marked-to-market loss on foreign exchange swap contracts and higher income from other foreign exchange activities driven by increased business volume of foreign exchange and structured deposits. Income from equity instrument and commodities also increased, mainly driven by the newly launched "Equity-Linked Investments" and higher customer demand for bullion products. A gain on disposal of securities was recorded for the sale of Visa Inc. shares.

Operating expenses rose by 67.1% to HK$431 million, mainly due to higher staff costs after headcount increase and pay rise as well as increased IT costs and depreciation charge on computer equipment.

In the first half of 2008, further deterioration of the capital market had an impact on the Group's securities investments in the US and hence the related provisions. The Group carried out a comprehensive assessment on its impairment charges, taking into account the relevant criteria and other specific features of the investments, and increased its provisions accordingly. As a result, a net charge of impairment allowances on securities investments of HK$2,149 million was made for the Group's portfolio of US mortgage-backed securities. Following the reporting period end, the market continues to weaken which may

further impact the Group's securities investments. The Group will closely monitor future market development and proactively manage its investment portfolio.

At the end of June 2008, the Group's debt securities investments amounted to HK$258.9 billion. 98% of the portfolio was rated A or better*. The Group's exposures to US subprime mortgage-backed securities, US Alt-A and US Prime residential mortgage-backed securities amounted to HK$1.2 billion, HK$5.2 billion and HK$24.4 billion respectively. Exposures to Freddie Mac and Fannie Mae, the US mortgage agencies, totalled HK$5.5 billion.

* The ratings were based on Moodys' ratings or their equivalent to the respective issues of the debt securities. For those with no issue rating, their issuer ratings were used.

Diversifying investment portfolio and enhancing portfolio management

The sentiment of the capital market further deteriorated in the first half of 2008 due to the worsening credit crunch and liquidity concerns which meant that the operating environment for treasury business was very challenging. Against this backdrop, credit spread increased to the widest level in recent years. While the Group conducted detailed analyses and closely monitored its treasury portfolio to ensure the overall credit risk was maintained at an acceptable level, it also adopted appropriate investment strategies to take advantage of the wider credit spread under the low interest rate environment. By expanding investments in certain high-quality debt securities of money centre banks, the Group not only diversified its investment portfolio, but also improved its investment return. Meanwhile, under the operation of three specialised investment teams each focusing on different markets and with the implementation of the Asset Liability Management System last year, the Group's investment decision-making process and portfolio management were further enhanced. More advanced analytical models and systems are now in place to help maximise the return on surplus funds in the volatile market.

Enhancing product manufacturing capabilities and improving product cross-selling efforts

The Group continued to develop treasury products to meet customers' needs. In response to a volatile equity and foreign exchange market, the Group enhanced the varieties of its product offerings. After the launch of its first structured notes and equity warrants last year, the Group further expanded its product offerings by introducing its first equity-linked investment products under its own brand in January 2008. At the same time, by cross-selling with the Corporate Banking unit, currency-linked structured deposits were offered to major corporate customers which helped boost the sales of structured products significantly.

Insurance

HK$'m, except percentage amounts	**Half-year ended 30 June 2008**	Half-year ended 30 June 2007	Increase/ (decrease)
Net interest income	**538**	346	+55.5%
Other operating income	**2,955**	2,441	+21.1%
Operating income	**3,493**	2,787	+25.3%
Net insurance benefits and claims	**(3,602)**	(2,632)	+36.9%
Net operating income	**(109)**	155	N/A
Operating expenses	**(69)**	(48)	+43.8%
(Loss)/Profit before taxation	**(178)**	107	N/A

	At 30 June 2008	At 31 December 2007	Increase/ (decrease)
Segment assets	**27,738**	24,545	+13.0%
Segment liabilities	**25,982**	23,182	+12.1%

Note: For additional segmental information, see Note 41 to the Interim Financial Information.

Results

The Group's Insurance segment registered a growth of 25.3% in operating income, driven by increases in net interest income and other operating income. However, after accounting for the increases in net insurance benefits and claims by 36.9% and operating expenses by 43.8%, the segment recorded a loss before taxation of HK$178 million in the first half of 2008.

Net interest income rose by 55.5% to HK$538 million primarily because of an increase in investments in debt securities made by the significant growth of premium income. Other operating income increased by 21.1% to HK$2,955 million which was driven by the 53.4% growth of net insurance premium income but partially offset by the marked-to-market loss of its debt securities and equity investments. At the same time, net insurance benefits and claims rose by 36.9% mainly due to the growth of new business. During the period, the segment achieved significant growth of single premium endowment products which created the new business strain on its current year profitability. It was caused by the initial outlay such as commission and reserves charged when a new policy was written. However, the future income stream from the related investments would gradually repay the initial outlay and be reflected in future profit.

Assets in the Insurance segment grew by 13.0% because of the increase in debt securities investments. Liabilities rose by 12.1% with an increase in insurance contract liabilities.

Driving sales by product innovation

By offering a wide range of products, the Group continued to expand its insurance business. In the first half of 2008, new single premium products such as the "Fortuitous Saving Protection Plan" and "Pleasure 5-Year Saving Protection Plan" were introduced and received good response from customers. A new life product targeting SME businesses was also launched. At the same time, a series of promotional and marketing activities were rolled out to drive the sales of regular pay products such as the "Companion Insurance Plan" and "Get-Free Insurance Plan". As a result, premium income of single and regular pay products* were up 56.5% and 31.2% respectively year-on-year. BOC Life ranked number one in the market in terms of total new business premium in the first quarter of 2008 and its market share as of the first quarter of 2008 was increased from end-2007.

Developing multi-channel platform

Following the establishment of BOC Life's telemarketing call centre in late 2007, a direct insurance specialist team was set up in the first half of 2008 and stationed at the Group's branches for providing customers with financial needs analysis and cross selling life insurance products.

RISK MANAGEMENT

Banking Group

Overview

The Group believes that sound risk management is crucial to the success of any organisation. In its daily operation, the Group attaches a high degree of importance to risk management and emphasises that a balance must be struck between risk control and business growth and development. The principal types of risk inherent in the Group's businesses are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

The Group's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled in the course of conducting business. The Group has a sound risk management organisational structure. It implements a comprehensive set of policies and procedures to identify, measure, monitor and control various risks that may arise. These risk management policies and procedures are regularly reviewed and modified to reflect changes in markets and business strategies. Various groups of risk takers assume their respective responsibilities for risk management.

* Before group elimination

The Board of Directors, representing the interests of shareholders, is the highest decision-making authority of the Group and has the ultimate responsibility for risk management. The Board, with the assistance of its committees, has the primary responsibility for the formulation of risk management strategies and for ensuring that the Group has an effective risk management system to implement these strategies. The Risk Committee ("RC"), a standing committee established by the Board of Directors, is responsible for overseeing the Group's various types of risks, reviewing and approving high-level risk-related policies and overseeing their implementation, reviewing significant or high risk exposures or transactions and exercising its power of veto if it considers that any transaction should not proceed. The Audit Committee ("AC") assists the Board in fulfilling its role in overseeing the internal control system.

The Chief Executive ("CE") is responsible for managing the Group's various types of risks, approving detailed risk management policies, and approving material risk exposures or transactions within his authority delegated by the Board of Directors. The Chief Risk Officer ("CRO") assists the CE in fulfilling his responsibilities for the day-to-day management of risks. The CRO is responsible for initiating new risk management strategies, projects and measures that will enable the Group to better monitor and manage new risk issues or areas that may arise from time to time from new businesses, products and changes in the operating environment. He may also take appropriate initiatives in response to regulatory changes. The CRO is also responsible for reviewing material risk exposures or transactions within his delegated authority and exercising his power of veto if he believes that any transaction should not proceed.

Various units of the Group have their respective risk management responsibilities. Business units act as the first line of defence while risk management units, which are independent from the business units, are responsible for the day-to-day management of different kinds of risks. Risk management units have the primary responsibilities for drafting, reviewing and updating various risk management policies and procedures.

The Group's principal banking subsidiaries, Nanyang and Chiyu, are subject to risk policies that are consistent with those of the Group. These subsidiaries execute their risk management strategies independently and report to the Group's management on a regular basis.

Credit Risk Management

Credit risk is the risk that a customer or counterparty will be unable to or unwilling to meet a commitment it has entered into with the Group and will cause a financial loss. The Chief Credit Officer ("CCO") reports directly to the CRO and is responsible for the management of credit risk and for the formulation of all credit policies and procedures. Different credit approval and control procedures are adopted according to the level of risk associated with the customer, counterparty or transaction. Corporate and financial institution credit applications are independently reviewed and objectively assessed by risk management units. A small business credit scorecard is used to assist the credit assessment of small enterprise credit facilities. A credit scoring system is used to process retail credit transactions, including residential mortgage loans, personal loans and credit cards. The Credit Risk Assessment Committee comprising experts from the Group's credit and other functions is responsible for making an independent assessment of all credit facilities which require the approval of Deputy Chief Executives or above.

The Group's internal loan grading system divides loans into 5 categories with reference to HKMA's guidelines. The Risk Management Department ("RMD") provides regular credit management information reports and ad hoc reports to the Management Committee, RC and Board of Directors to facilitate their continuous monitoring of credit risk.

For investments on debt securities and securitisation assets, the external credit rating and assessment on credit quality of the underlying assets are used for managing the credit risk involved. Credit limits are established on a customer and security issuer basis. For derivatives, the Group sets customer limits to manage the credit risk involved and follows the same approval and control processes as loans and advances. Ongoing monitoring and stop-loss procedures are established.

The Group adopted a comprehensive methodology in determining whether a particular asset/mortgage-backed security ("ABS/MBS") was impaired. Under the methodology, the Group would not only take into consideration the mark-to-market (MTM) price of the issue and its external credit rating, but also other factors including its FICO score, vintage, collateral location, adjustable rate mortgage ("ARM") status, delinquencies, level of collateral protection, loan to value ratio and

prepayment speed. Having considered these factors, the ABS/MBS issue had to further pass the required credit enhancement coverage ratio set by the Group. This ratio was determined by applying assumptions regarding the default rates based on the available delinquency, foreclosure and real estate owned ("REO") data of the ABS/MBS issue.

Interest Rate Risk Management

The Group's interest rate risk exposures are mainly structural. The major types of interest rate risk from structural positions are:

- Repricing risk – mismatches in the maturity or repricing periods of assets and liabilities

- Basis risk – different pricing basis for different transactions so that the yield on assets and cost of liabilities may change by different amounts within the same repricing period

- Yield curve risk – non-parallel shifts in the yield curve, e.g. steepening or flattening of the yield curves that may have an adverse impact on net interest income or economic value

- Option risk – exercise of the options embedded in assets, liabilities or off-balance sheet items that can cause a change in the cashflows of assets and liabilities

The Group's Asset and Liability Management Committee ("ALCO") exercises its oversight of interest rate risk and RC sanctions the interest rate risk management policies formulated by ALCO. The interest rate risk is identified and measured on a daily basis. The Treasury Department ("TD") manages the interest rate risk according to the established policies. The Finance Department ("FD") closely monitors the related risks and the results are reported to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the TD.

Gap analysis is one of the tools used to measure the Group's exposure to repricing risk. This provides the Group with a static view of the maturity and repricing characteristics of its balance sheet positions. The Group uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

Sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic Value at Risk) are assessed through a hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic Value at Risk are controlled respectively within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by RC. The results are reported to ALCO and RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of assets to liabilities with similar pricing basis are established to monitor such risk.

Stress test on yield curve risk is performed to assess the impact on earnings and economic value due to the steepening or flattening of the yield curve. The impact of optionality of demand and savings deposits and prepayment of mortgage loans is also assessed under different stress test scenarios. The prepayment risk of ABS/MBS is assessed by the impact on earnings and economic value using the sensitivity of extended/contracted weighted average life.

Market Risk Management

Market risk is the risk of loss that results from movements in market rates and prices. The Group's market risk arises from customer-related business and proprietary trading. Trading positions are subject to daily marked-to-market valuation. The risk includes potential losses arising from changes in foreign exchange and interest rates as well as equities and commodities prices.

Market risk management framework

Market risk is managed within various major risk limits approved by the RC, including risk positions and/or risk factor sensitivities. Since April 2007, BOCHK has also formally applied Value-at-Risk (VAR) limit as a daily risk management tool. These overall risk limits are divided into sub-limits by reference to different risk products, including interest rates, foreign exchange rates, commodity prices and equity products. Transactions are classified into different risk product categories according to the prominent type of risk inherent in the transactions.

As aforesaid, the Group's risk management objective is to enhance shareholder value by maintaining risk exposures within acceptable limits. The Group's market risk management framework comprises three levels. The Board of Directors and its Risk Committee are the ultimate decision making authorities. The formulation of risk management procedures and the implementation mechanism, and the monitoring of compliance are mainly the responsibility of the Group's senior management (including CE and CRO). RMD is responsible for the oversight of the Group's market risk to ensure that overall and individual market risks are within the Group's risk tolerance. Risk exposures are monitored on a day-to-day basis to ensure that they are within established risk limits and are regularly reported to the senior management. Nanyang and Chiyu have their own independent risk monitoring units to monitor limit compliance on a daily basis.

The Group's control of market risk is based on restricting individual operations to trading within various market risk limits approved by the RC, and a list of permissible instruments authorised by senior management, as well as enforcing rigorous new product approval procedures to ensure that all risks that arise are thoroughly identified, properly measured and adequately controlled.

The Group also uses VAR technique to measure potential losses and market risks of its trading book for reporting to the RC and senior management on a periodic basis. VAR is a statistical technique which estimates the potential losses that could occur on risk positions taken over a specified time horizon within a given level of confidence.

The Group has changed its VAR calculation from a variance/co-variance basis to historical simulation basis with effect from April 2007. The Group uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period to calculate portfolio and individual VAR. Movements in market prices are calculated by reference to market data from the last two years.

The following table sets out the VAR for all trading market risk exposure[1] of BOCHK.

HK$'m	**At 30 June 2008**	**Minimum for the first half of 2008**	**Maximum for the first half of 2008**	**Average for the first half of 2008**
VAR for all market risk	**6.3**	**3.0**	**7.8**	**5.2**
VAR for foreign exchange risk products	**5.7**	**2.8**	**7.3**	**4.6**
VAR for interest rate risk products	**3.3**	**1.0**	**3.8**	**2.1**
VAR for equity risk products	**0.2**	**0.2**	**2.8**	**0.6**
VAR for commodity risk products	**0.0**	**0.0**	**0.5**	**0.1**

HK$'m	At 30 June 2007	Minimum for the first half of 2007	Maximum for the first half of 2007	Average for the first half of 2007
VAR for all market risk	2.8	1.4	4.8	3.1
VAR for foreign exchange risk products	3.5	1.0	5.2	3.4
VAR for interest rate risk products	1.3	0.7	3.1	1.8
VAR for equity risk products	0.3	0.1	0.6	0.3
VAR for commodity risk products	0.0	0.0	0.4	0.1

1 Structural FX positions have been excluded.

2 Revenues from structural FX positions and back to back transactions have been excluded

In the first half of 2008, the average daily revenue[2] of BOCHK earned from market risk-related trading activities was HK$6.0 million (first half of 2007: HK$2.6 million).

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
- the use of a one-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day holding period may be insufficient to liquidate or hedge all positions fully;
- the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and
- VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

The Group recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, the Group applies a wide range of stress testing, both on individual portfolios and on the Group's consolidated positions. Stress testing programme of the trading book includes sensitivity testing on changes in risk factors with various degrees of severity, as well as scenario analysis on historical events including the 1997 Asian Crisis and the 11 September event in the United States in 2001. The Group's stress-testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of the Group.

Liquidity Risk Management

The aim of liquidity management is to enable the Group to meet, even under adverse market conditions, all its maturing repayment obligations on time, and to fund all its asset growth and strategic opportunities without forced liquidation of its assets at short notice.

The Group funds its operations principally by accepting deposits from retail and corporate depositors. In addition, the Group may issue certificates of deposit to secure long-term funds. Funding may also be secured through adjusting the asset mix in the Group's investment portfolio. The Group uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

The Group monitors the liquidity risks using cash flow analysis (under normal condition and stress conditions respectively) and by examining deposit stability, concentration risk, mismatch ratios, loan-to-deposit ratio and liquidity profile of the investment portfolio. The primary objective of the Group's asset and liability management strategy is to achieve optimal returns while ensuring adequate levels of liquidity and capital within an effective risk control framework and ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and RC sanctions the liquidity management policies. TD manages the liquidity risk according to the established policies. FD monitors the Group's liquidity risks and reports to ALCO regularly. RMD reviews the policies, guidelines and limits proposed by the TD.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

The Group has put in place an effective internal control process which requires the establishment of detailed policies and control procedures for all the key activities. Proper segregation of duties and authorisation is the fundamental principle followed by the Group. RMD formulates corporate-level policies and procedures concerning operational risk management which are approved by RC. The management of respective business lines is responsible for managing and reporting operational risks specific to their business units by applying the respective tools such as key risk indicators, self assessment and operational risk events reporting mechanism to identify, assess and control the risks inherent in their business processes, activities and products. These are followed by periodic monitoring and ongoing review of changes by RMD. Besides the current operational risk status, trends derived from historical data are served as

alert on potential risks. RMD evaluates the operational risk profile, records operational risk data and reports operational risk issues to RC and senior management. The Group also takes out insurance to mitigate unforeseeable operational risks.

Business continuity plans are in place to support business operations in the event of emergency or disaster. Adequate backup facilities are maintained and periodic drills are conducted.

Reputation Risk Management

Reputation risk is the risk that negative publicity regarding the Group's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of business operation and covers a wide spectrum of issues.

In order to mitigate reputation risk, the Group has formulated its Reputation Risk Management Policy that is diligently implemented. This policy provides guidance to prevent and manage reputation risk proactively at an early stage. It requires constant monitoring of external reputation risk incidents and published failures of risk incidents in the financial industry.

Legal and Compliance Risk Management

Legal risk is the risk that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operation or financial condition of the Group. Compliance risk is the risk of legal or regulatory sanctions, financial loss, or loss to reputation a bank may suffer as a result of its any failure to comply with all applicable laws and regulations. By establishing and maintaining appropriate policies and guidelines, the CRO, working through the Legal and Compliance Department, is responsible for proactively identifying and managing these risks.

Strategic Risk Management

Strategic risk generally refers to the risks that may induce immediate or future negative impact on the financial and market positions of the Group because of poor strategic decisions, improper implementation of strategies and lack of response to the market.

The Board of Directors reviews and approves the policy for the management of strategic risks. Key strategic issues have to be fully evaluated and properly endorsed by the senior management and the Board.

Capital Management

The major objective of capital management is to maximise total shareholders' return while maintaining a capital adequacy position commensurate with the Group's overall risk profile. The Group periodically reviews its capital structure and adjusts the capital mix where appropriate to achieve the targeted weighted average cost of capital. ALCO monitors the Group's capital adequacy. The Group has complied with all the statutory capital standards for all the periods.

To comply with HKMA's requirements as stated in the Supervisory Policy Manual "Supervisory Review Process", the Group has implemented its internal capital adequacy assessment process ("ICAAP"). Using the statutory minimum capital adequacy ratio ("CAR"), 8%, as a starting point, extra capital (capital add-on) needed to cover the risks not captured under Pillar I was assessed. Scorecard methodology has been used to evaluate the Group's risk profile in order to assess the capital add-on and determine the minimum CAR. An Operating CAR Range has also been established which incorporates the need for future business growth and efficiency of capital utilisation.

Stress Testing

The Group supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the Group's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and ALCO monitors the results against limits approved by RC. Stress test results are also reported to the Board and RC regularly.

BOC Life Insurance

The principal activity of BOC Life's business is the underwriting of long-term insurance business in life and annuity, linked long-term business and retirement scheme management in Hong Kong. Major types of risks inherent

in the BOC Life's insurance business include insurance risk, investment risk, interest rate risk and credit risk. BOC Life manages these risks independently and reports to RC on a regular basis. The key risks of its insurance business and related risk control process are as follows:

Insurance Risk Management

BOC Life is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. BOC Life manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in BOC Life's underwriting procedures.

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon BOC Life's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, BOC Life has a retention limit on any single life insured. BOC Life reinsures the excess of the insured benefit over the limit for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. BOC Life does not have in place any reinsurance for contracts that insure against survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, BOC Life conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

Investment Risk Management

The primary investment objective of BOC Life is to generate returns adequately match its insurance liabilities. Movements in market rates such as an increase in interest rates may result in a depreciation of the value of the bond portfolio. A fall in equity market may impact the value of assets or return on investments. BOC Life has an approved market risk mandate and documented procedures to ensure that exposures remain within the mandate and its investment management process is monitored by its Investment Committee.

Interest Rate Risk Management

The main risk that BOC Life faces due to the nature of its investment and liabilities is interest rate risk. BOC Life manages these positions within an asset liability management ("ALM") framework that has been developed to achieve long-term investment returns in excess of its obligations under insurance contracts. For each distinct category of liabilities, a separate portfolio of assets is maintained. The principal technique of ALM is to match assets with the liabilities arising from insurance contracts by reference to the types of benefits payable to contracts holders.

Counterparty Risk Management

BOC Life has exposure to counterparty risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Key areas where BOC Life's insurance business is exposed to include:

- counterparty risk with respect to structured products transactions and debt securities
- reinsurers' share of insurance unpaid liabilities
- amounts due from re-insurers in respect of claims already paid
- amount due from insurance contract holders
- amount due from insurance intermediaries

BOC Life manages counterparty risk by placing limits on its exposure to each investment counterparty or group of counterparties. Such limits are subject to annual or more frequent review by the management.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	(Unaudited) Half-year ended 30 June 2008 HK$'m	(Unaudited) Half-year ended 30 June 2007 HK$'m
Interest income		**18,105**	21,484
Interest expense		**(8,076)**	(12,581)
Net interest income	4	**10,029**	8,903
Fees and commission income		**3,845**	3,439
Fees and commission expenses		**(946)**	(807)
Net fees and commission income	5	**2,899**	2,632
Net trading income	6	**1,237**	417
Net loss on financial instruments designated at fair value through profit or loss		**(1,484)**	(394)
Net gain on investment in securities	7	**128**	2
Net insurance premium income	8	**4,501**	2,933
Other operating income	9	**331**	199
Total operating income		**17,641**	14,692
Net insurance benefits and claims	10	**(3,602)**	(2,632)
Net operating income before impairment allowances		**14,039**	12,060
Net (charge)/reversal of impairment allowances	11	**(2,227)**	166
Net operating income		**11,812**	12,226
Operating expenses	12	**(4,088)**	(3,418)
Operating profit		**7,724**	8,808
Net gain from disposal of/fair value adjustments on investment properties	13	**710**	416
Net (loss)/gain from disposal/revaluation of properties, plant and equipment	14	**(8)**	5
Share of profits less losses of associates		**8**	(2)
Profit before taxation		**8,434**	9,227
Taxation	15	**(1,253)**	(1,599)
Profit for the period		**7,181**	7,628
Attributable to:			
Equity holders of the Company		**7,088**	7,466
Minority interests		**93**	162
		7,181	7,628
Dividends	16	**4,631**	4,525
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	17	**0.6704**	0.7062

The notes on pages 47 to 114 are an integral part of this interim financial information.

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	(Unaudited) At 30 June 2008 HK$'m	(Audited) At 31 December 2007 HK$'m
ASSETS			
Cash and balances with banks and other financial institutions	20	**188,452**	159,065
Placements with banks and other financial institutions maturing between one and twelve months		**50,689**	53,154
Financial assets at fair value through profit or loss	21	**37,282**	34,440
Derivative financial instruments	22	**21,397**	14,477
Hong Kong SAR Government certificates of indebtedness		**32,430**	32,770
Advances and other accounts	23	**487,012**	420,234
Investment in securities	24	**262,697**	301,183
Interests in associates		**89**	83
Investment properties	25	**8,634**	8,058
Properties, plant and equipment	26	**25,230**	23,293
Deferred tax assets	32	**93**	23
Other assets	27	**13,163**	20,857
Total assets		**1,127,168**	1,067,637
LIABILITIES			
Hong Kong SAR currency notes in circulation		**32,430**	32,770
Deposits and balances of banks and other financial institutions		**81,625**	60,599
Financial liabilities at fair value through profit or loss	28	**12,113**	11,405
Derivative financial instruments	22	**17,705**	11,092
Deposits from customers	29	**819,110**	793,606
Debt securities in issue at amortised cost		**2,756**	2,089
Other accounts and provisions	30	**24,875**	33,344
Current tax liabilities		**1,862**	1,210
Deferred tax liabilities	32	**3,953**	3,967
Insurance contract liabilities	33	**25,070**	22,497
Subordinated liability	34	**8,150**	–
Total liabilities		**1,029,649**	972,579
EQUITY			
Share capital	35	**52,864**	52,864
Reserves	36	**42,183**	39,978
Capital and reserves attributable to the equity holders of the Company		**95,047**	92,842
Minority interests		**2,472**	2,216
Total equity		**97,519**	95,058
Total liabilities and equity		**1,127,168**	1,067,637

The notes on pages 47 to 114 are an integral part of this interim financial information.

	(Audited)								
	Attributable to equity holders of the Company								
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2007	52,864	6,040	(115)	3,621	-	22,245	84,655	1,985	86,640
Net profit for the first half of 2007	-	-	-	-	-	7,466	7,466	162	7,628
Currency translation difference	-	-	-	-	6	-	6	-	6
2006 final dividend paid	-	-	-	-	-	(4,726)	(4,726)	(79)	(4,805)
Revaluation of premises	-	1,168	-	-	-	-	1,168	7	1,175
Release upon disposal of premises	-	(2)	-	-	-	2	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(625)	-	-	-	(625)	-	(625)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	10	-	-	(70)	(60)	-	(60)
Release of reserve upon disposal of available-for-sale securities	-	-	(56)	-	-	1	(55)	3	(52)
Release (to)/from deferred tax liabilities	-	(194)	114	-	-	-	(80)	(2)	(82)
Transfer from retained earnings	-	-	-	351	-	(351)	-	-	-
At 30 June 2007	52,864	7,012	(672)	3,972	6	24,567	87,749	2,076	89,825
Company and subsidiaries	52,864	7,012	(672)	3,972	6	24,526	87,708		
Associates	-	-	-	-	-	41	41		
	52,864	7,012	(672)	3,972	6	24,567	87,749		
At 1 July 2007	52,864	7,012	(672)	3,972	6	24,567	87,749	2,076	89,825
Net profit for the second half of 2007	-	-	-	-	-	7,980	7,980	209	8,189
Currency translation difference	-	-	-	-	8	-	8	-	8
2007 interim dividend paid	-	-	-	-	-	(4,525)	(4,525)	(78)	(4,603)
Revaluation of premises	-	1,742	-	-	-	-	1,742	10	1,752
Release upon disposal of premises	-	(21)	-	-	-	21	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(143)	-	-	-	(143)	3	(140)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	2	-	-	(45)	(43)	-	(43)
Net impairment charges transferred to profit or loss	-	-	289	-	-	-	289	-	289
Release of reserve upon disposal of available-for-sale securities	-	-	73	-	-	(1)	72	(3)	69
Release to deferred tax liabilities	-	(282)	(5)	-	-	-	(287)	(1)	(288)
Transfer from retained earnings	-	-	-	158	-	(158)	-	-	-
At 31 December 2007	52,864	8,451	(456)	4,130	14	27,839	92,842	2,216	95,058
Company and subsidiaries	52,864	8,451	(456)	4,130	14	27,794	92,797		
Associates	-	-	-	-	-	45	45		
	52,864	8,451	(456)	4,130	14	27,839	92,842		

	(Unaudited)								
	Attributable to equity holders of the Company								
	Share capital HK$'m	Premises revaluation reserve HK$'m	Reserve for fair value changes of available-for-sale securities HK$'m	Regulatory reserve* HK$'m	Translation reserve HK$'m	Retained earnings HK$'m	Total HK$'m	Minority interests HK$'m	Total equity HK$'m
At 1 January 2008	52,864	8,451	(456)	4,130	14	27,839	92,842	2,216	95,058
Net profit for the first half of 2008	-	-	-	-	-	7,088	7,088	93	7,181
Currency translation difference	-	-	-	-	198	-	198	1	199
2007 final dividend paid	-	-	-	-	-	(5,149)	(5,149)	(107)	(5,256)
Revaluation of premises	-	2,148	-	-	-	-	2,148	25	2,173
Release upon disposal of premises	-	(23)	-	-	-	23	-	-	-
Change in fair value of available-for-sale securities taken to equity	-	-	(3,217)	-	-	-	(3,217)	3	(3,214)
Amortisation with respect to available-for-sale securities transferred to held-to-maturity securities	-	-	-	-	-	(44)	(44)	-	(44)
Net impairment charges transferred to profit or loss	-	-	1,187	-	-	-	1,187	-	1,187
Release of reserve upon disposal of available-for-sale securities	-	-	17	-	-	-	17	-	17
Release (to)/from deferred tax liabilities	-	(263)	240	-	-	-	(23)	(4)	(27)
Transfer from retained earnings	-	-	-	490	-	(490)	-	-	-
Increase in minority interests arising from capital issuance of a subsidiary	-	-	-	-	-	-	-	245	245
At 30 June 2008	52,864	10,313	(2,229)	4,620	212	29,267	95,047	2,472	97,519
Company and subsidiaries	52,864	10,313	(2,229)	4,620	212	29,216	94,996		
Associates	-	-	-	-	-	51	51		
	52,864	10,313	(2,229)	4,620	212	29,267	95,047		
Representing:									
2008 interim dividend proposed (Note 16)						4,631			
Others						24,636			
Retained earnings as at 30 June 2008						29,267			

* In accordance with the requirements of the HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances recognised under HKAS 39

The notes on pages 47 to 114 are an integral part of this interim financial information.

	Notes	**(Unaudited) Half-year ended 30 June 2008 HK$'m**	(Unaudited) Half-year ended 30 June 2007 HK$'m
Cash flows from operating activities			
Operating cash inflow before taxation	37(a)	**44,380**	11,322
Hong Kong profits tax paid		**(645)**	(545)
Overseas profits tax paid		**(67)**	(44)
Net cash inflow from operating activities		**43,668**	10,733
Cash flows from investing activities			
Purchase of properties, plant and equipment		**(217)**	(287)
Proceeds from disposal of properties, plant and equipment		**1**	16
Proceeds from disposal of investment properties		**98**	80
Proceeds from dissolution of an associate		**–**	1
Dividends received from associates		**2**	2
Net cash outflow from investing activities		**(116)**	(188)
Cash flows from financing activities			
Dividends paid to equity holders of the Company		**(5,149)**	(4,726)
Dividends paid to minority shareholders		**(107)**	(79)
Proceeds from capital issuance of a subsidiary		**245**	–
Proceeds from subordinated liability		**8,144**	–
Net cash inflow /(outflow) from financing activities		**3,133**	(4,805)
Increase in cash and cash equivalents		**46,685**	5,740
Cash and cash equivalents at 1 January		**152,070**	128,257
Cash and cash equivalents at 30 June	37(b)	**198,755**	133,997

The notes on pages 47 to 114 are an integral part of this interim financial information.

1. Basis of preparation and accounting policies

Basis of preparation

The unaudited interim report has been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

Accounting policies

The accounting policies and methods of computation used in the preparation of the unaudited interim report are consistent with those used in the Group's financial statements for the year ended 31 December 2007 and should be read in conjunction with the Group's Annual Report for 2007.

2. Critical accounting estimates and judgements in applying accounting polices

The Group makes estimates and assumptions that are consistent with those used in the Group's financial statements for the year ended 31 December 2007.

3. Financial risk management

The Group is exposed to financial risks as a result of engaging in a variety of business activities. The principal financial risks are credit risk, market risk (including currency and interest rate risk) and liquidity risk. This note summarises the Group's exposures to these risks.

3.1 Credit risk

Gross loans and advances

(a) Impaired advances

A financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred and that loss event(s) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

If there is objective evidence that an impairment loss on loans has been incurred, the amount of loss is measured as the difference between the carrying amount and the present value of estimated future cash flows generated by the financial asset. Objective evidence that a financial asset is impaired includes observable data that comes to the attention of the holder of the asset about the loss events.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(a) Impaired advances (continued)

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Gross impaired advances to customers	**649**	697
Individually assessed loan impairment allowances made in respect of such advances	**416**	381
Current market value of collateral held against the covered portion of advances to customers	**441**	559
Covered portion of advances to customers	**335**	410
Uncovered portion of advances to customers	**314**	287
Gross impaired advances to customers as a percentage of gross advances to customers	**0.14%**	0.17%

The loan impairment allowances were made after taking into account the value of collateral in respect of impaired advances.

Classified or impaired advances to customers are analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Gross classified or impaired advances to customers	**1,607**	1,803
Gross classified or impaired advances to customers as a percentage of gross advances to customers	**0.34%**	0.44%

Classified or impaired advances to customers follow the definitions set out in the Banking (Disclosure) Rules and represent advances which are either classified as "substandard", "doubtful" or "loss" under the Group's classification of loan quality, or individually assessed to be impaired.

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(b) *Advances overdue for more than 3 months*

Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is past due and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

The gross amount of advances overdue for more than 3 months is analysed as follows:

	At 30 June 2008		At 31 December 2007	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Gross advances to customers which have been overdue for:				
– six months or less but over three months	**171**	**0.03%**	242	0.06%
– one year or less but over six months	**184**	**0.04%**	163	0.04%
– over one year	**619**	**0.13%**	652	0.16%
Advances overdue for over three months	**974**	**0.20%**	1,057	0.26%
Individually assessed loan impairment allowances made in respect of such advances	**345**		305	

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(b) Advances overdue for more than 3 months (continued)

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Current market value of collateral held against the covered portion of advances to customers	**1,922**	1,970
Covered portion of advances to customers	**723**	847
Uncovered portion of advances to customers	**251**	210

Collateral held against overdue or impaired loans is principally represented by charges over business assets such as commercial and residential premises for corporate loans and mortgages over residential properties for personal loans.

As at 30 June 2008 and 31 December 2007, there were no advances to banks and other financial institutions that were overdue for more than three months.

(c) Rescheduled advances

	At 30 June 2008		At 31 December 2007	
	Amount HK$'m	**% of gross advances to customers**	Amount HK$'m	% of gross advances to customers
Rescheduled advances to customers net of amounts included in advances overdue for more than 3 months	**116**	**0.02%**	186	0.05%

As at 30 June 2008 and 31 December 2007, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances are those advances that have been restructured or renegotiated because of deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(d) Concentration of advances to customers

(i) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2008					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
– Property development	19,195	37.78%	6	32	3	52
– Property investment	72,249	87.85%	229	645	17	200
– Financial concerns	13,500	7.00%	-	8	-	41
– Stockbrokers	177	14.66%	-	-	-	-
– Wholesale and retail trade	16,273	60.16%	217	352	94	44
– Manufacturing	16,313	57.88%	131	259	42	52
– Transport and transport equipment	22,289	20.60%	2	10	1	62
– Recreational activities	25	92.16%	-	-	-	-
– Information technology	8,244	22.29%	-	79	-	22
– Others	26,158	36.58%	84	450	17	72
Individuals						
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	14,129	99.90%	111	501	6	12
– Loans for purchase of other residential properties	116,148	99.96%	193	1,547	6	77
– Credit card advances	5,666	-	25	1,267	-	62
– Others	11,861	79.61%	94	548	42	15
Total loans for use in Hong Kong	342,227	72.06%	1,092	5,698	228	711
Trade finance	31,683	32.44%	146	441	111	95
Loans for use outside Hong Kong	101,677	34.54%	369	472	77	302
Gross advances to customers	475,587	61.40%	1,607	6,611	416	1,108

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(d) Concentration of advances to customers (continued)

(i) Sectoral analysis of gross advances to customers (continued)

	At 31 December 2007					
	Gross advances HK$'m	% Covered by collateral or other security	Classified or impaired HK$'m	Overdue* HK$'m	Individually assessed impairment allowances HK$'m	Collectively assessed impairment allowances HK$'m
Loans for use in Hong Kong						
Industrial, commercial and financial						
– Property development	17,979	33.97%	16	18	3	52
– Property investment	65,963	86.50%	343	961	14	187
– Financial concerns	12,346	6.05%	-	14	-	43
– Stockbrokers	242	12.10%	-	-	-	-
– Wholesale and retail trade	13,572	65.05%	238	382	85	41
– Manufacturing	14,468	58.08%	138	550	37	48
– Transport and transport equipment	21,001	21.11%	3	25	1	60
– Recreational activities	30	93.53%	-	-	-	-
– Information technology	2,009	37.39%	-	2	-	6
– Others	21,046	41.70%	90	584	16	65
Individuals						
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	13,969	99.78%	129	599	8	13
– Loans for purchase of other residential properties	106,583	99.87%	284	2,078	18	81
– Credit card advances	5,761	-	23	245	-	63
– Others	10,708	79.61%	119	314	50	14
Total loans for use in Hong Kong	305,677	73.31%	1,383	5,772	232	673
Trade finance	24,275	40.71%	105	399	73	77
Loans for use outside Hong Kong	83,110	39.76%	315	375	76	254
Gross advances to customers	413,062	64.64%	1,803	6,546	381	1,004

* Advances with a specific repayment date are classified as overdue when the principal or interest is past due and remains unpaid.

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(d) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and overdue advances is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

Gross advances to customers

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Hong Kong	**391,429**	351,102
Mainland China	**57,858**	39,050
Others	**26,300**	22,910
	475,587	413,062
Collectively assessed loan impairment allowances in respect of the gross advances to customers		
Hong Kong	**895**	827
Mainland China	**155**	124
Others	**58**	53
	1,108	1,004

3. Financial risk management (continued)

3.1 Credit risk (continued)

Gross loans and advances (continued)

(d) Concentration of advances to customers (continued)

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Overdue advances

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Hong Kong	**6,050**	6,221
Mainland China	**415**	278
Others	**146**	47
	6,611	6,546
Individually assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**319**	284
Mainland China	**56**	46
Others	**10**	2
	385	332
Collectively assessed loan impairment allowances in respect of the overdue advances		
Hong Kong	**59**	60
Mainland China	**7**	10
Others	**1**	–
	67	70

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Gross loans and advances (continued)

(d) *Concentration of advances to customers (continued)*

(ii) Geographical analysis of gross advances to customers and overdue advances (continued)

Classified or impaired advances

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Hong Kong	**1,373**	1,572
Mainland China	**234**	223
Others	**–**	8
	1,607	1,803
Individually assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**355**	333
Mainland China	**61**	46
Others	**–**	2
	416	381
Collectively assessed loan impairment allowances in respect of the classified or impaired advances		
Hong Kong	**22**	19
Mainland China	**4**	6
	26	25

Repossessed assets

The estimated market value of repossessed assets held by the Group as at 30 June 2008 amounted to HK$223 million (31 December 2007: HK$116 million). They comprise properties in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers.

3. Financial risk management (continued)

3.1 Credit risk (continued)

Debt securities

The table below represents an analysis of the carrying value of investment in securities by credit rating and credit risk characteristic, based on Moody's ratings or their equivalent to the respective issues of the debt securities.

	At 30 June 2008				
	US mortgage related*				
	Subprime HK$'m	Alt-A HK$'m	Prime HK$'m	Others** HK$'m	Total HK$'m
Aaa	1,213	5,110	24,297	50,369	80,989
Aa1 to Aa3	–	101	–	96,857	96,958
A1 to A3	30	–	53	26,055	26,138
Lower than A3	–	–	–	2,771	2,771
Unrated	–	–	–	52,028	52,028
	1,243	5,211	24,350	228,080	258,884

	At 31 December 2007				
	US mortgage related*				
	Subprime HK$'m	Alt-A HK$'m	Prime HK$'m	Others** HK$'m	Total HK$'m
Aaa	4,118	6,567	29,014	54,673	94,372
Aa1 to Aa3	–	–	–	88,952	88,952
A1 to A3	–	–	–	27,062	27,062
Lower than A3	–	–	–	2,772	2,772
Unrated	–	–	–	83,445	83,445
	4,118	6,567	29,014	256,904	296,603

* Representing those securities relating to residential mortgage.

** Including exposures to Freddie Mac and Fannie Mae.

3. Financial risk management (continued)

3.1 *Credit risk (continued)*

Debt securities (continued)

For the above investment in debt securities with no issue rating, their issuer ratings are analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Aaa	**8,355**	16,917
Aa1 to Aa3	**32,313**	47,998
A1 to A3	**9,058**	7,663
Lower than A3	**448**	490
Unrated	**1,854**	10,377
	52,028	83,445

The Group defines US subprime mortgage related debt securities as those that are supported by US residential subprime mortgage loans to borrowers. As at 30 June 2008, the Group's exposure to the US subprime mortgage market was limited to investments in the US subprime mortgage related debt securities.

With regard to risk management of the debt securities, the Group analyses important factors of its US mortgage asset-backed securities such as different vintages, delinquency rates, credit ratings and underlying mortgage pools.

The Group's impairment allowances on available-for-sale and held-to-maturity debt securities held at 30 June 2008 amounted to HK$1,308 million and HK$2,281 million respectively (31 December 2007: HK$190 million and HK$1,682 million). The carrying values of the available-for-sale and held-to-maturity debt securities considered impaired as at 30 June 2008 were HK$4,785 million and HK$5,947 million respectively (31 December 2007: HK$556 million and HK$3,738 million).

Included in the above were impairment allowances on US subprime mortgage related debt securities held at 30 June 2008 amounting to HK$450 million (31 December 2007: HK$1,253 million) and the carrying value of these impaired securities as at 30 June 2008 amounted to HK$894 million (31 December 2007: HK$2,856 million).

The Group's impairment allowances on US Alt-A mortgage backed securities held at 30 June 2008 amounted to HK$1,229 million (31 December 2007: HK$573 million). The carrying value of these impaired securities as at 30 June 2008 was HK$3,215 million (31 December 2007: HK$1,380 million).

The Group's impairment allowances on US prime mortgage backed securities held at 30 June 2008 amounted to HK$1,910 million (31 December 2007: HK$46 million). The carrying value of these impaired securities as at 30 June 2008 was HK$6,623 million (31 December 2007: HK$58 million).

As at 30 June 2008 and 31 December 2007, there were no overdue debt securities.

3. Financial risk management (continued)

3.2 Market risk

VAR

The following table sets out the VAR for all trading market risk exposure[1] of BOCHK.

HK$'m		At 30 June	Minimum for the first half of year	Maximum for the first half of year	Average for the first half of year
VAR for all market risk	– 2008	6.3	3.0	7.8	5.2
	– 2007	2.8	1.4	4.8	3.1
VAR for foreign exchange risk products	– 2008	5.7	2.8	7.3	4.6
	– 2007	3.5	1.0	5.2	3.4
VAR for interest rate risk products	– 2008	3.3	1.0	3.8	2.1
	– 2007	1.3	0.7	3.1	1.8
VAR for equity risk products	– 2008	0.2	0.2	2.8	0.6
	– 2007	0.3	0.1	0.6	0.3
VAR for commodity risk products	– 2008	0.0	0.0	0.5	0.1
	– 2007	0.0	0.0	0.4	0.1

In the first half of 2008, the average daily revenue[2] of BOCHK earned from market risk-related trading activities was HK$6.0 million (first half of 2007: HK$2.6 million).

1 Structural FX positions have been excluded.

2 Revenues from structural FX positions and back to back transactions have been excluded.

3. Financial risk management (continued)

3.2 *Market risk (continued)*

Currency risk

The tables below summarise the Group's exposure to foreign currency exchange rate risk as at 30 June 2008 and 31 December 2007. Included in the tables are the Group's assets and liabilities at carrying amounts in HK$ equivalent, categorised by the original currency.

	At 30 June 2008							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	85,278	40,984	48,131	1,037	127	9,090	3,805	188,452
Placements with banks and other financial institutions maturing between one and twelve months	615	17,166	32,277	182	11	-	438	50,689
Financial assets at fair value through profit or loss	707	8,714	27,787	-	-	-	74	37,282
Derivative financial instruments	-	892	20,505	-	-	-	-	21,397
Hong Kong SAR Government certificates of indebtedness	-	-	32,430	-	-	-	-	32,430
Advances and other accounts	16,810	98,693	359,174	3,833	1,728	1,372	5,402	487,012
Investment in securities								
– Available-for-sale securities	145	63,630	24,826	15,916	533	2,172	11,895	119,117
– Held-to-maturity securities	920	67,226	36,740	5,613	1,425	1,210	20,371	133,505
– Loans and receivables	-	612	7,996	120	-	148	1,199	10,075
Interests in associates	-	-	89	-	-	-	-	89
Investment properties	-	-	8,634	-	-	-	-	8,634
Properties, plant and equipment	78	1	25,151	-	-	-	-	25,230
Other assets (including deferred tax assets)	57	2,327	10,706	16	25	24	101	13,256
Total assets	104,610	300,245	634,446	26,717	3,849	14,016	43,285	1,127,168
Liabilities								
Hong Kong SAR currency notes in circulation	-	-	32,430	-	-	-	-	32,430
Deposits and balances of banks and other financial institutions	58,416	13,837	7,043	226	249	580	1,274	81,625
Financial liabilities at fair value through profit or loss	-	1,250	10,812	-	-	-	51	12,113
Derivative financial instruments	-	1,747	15,958	-	-	-	-	17,705
Deposits from customers	42,273	195,317	492,689	9,805	2,625	22,699	53,702	819,110
Debt securities in issue at amortised cost	-	693	2,003	-	-	-	60	2,756
Other accounts and provisions (including current and deferred tax liabilities)	1,454	7,737	19,734	336	49	276	1,104	30,690
Insurance contract liabilities	-	4,591	20,479	-	-	-	-	25,070
Subordinated liability	-	-	-	8,150	-	-	-	8,150
Total liabilities	102,143	225,172	601,148	18,517	2,923	23,555	56,191	1,029,649
Net on-balance sheet position	2,467	75,073	33,298	8,200	926	(9,539)	(12,906)	97,519
Off-balance sheet net notional position*	390	(71,924)	66,440	(8,779)	(1,194)	9,549	12,308	6,790
Contingent liabilities and commitments	9,453	62,162	159,177	4,045	816	411	1,793	237,857

* Off-balance sheet net notional position represents the net notional amounts of foreign currency derivative financial instruments, which are principally used to reduce the Group's exposure to currency movements

3. Financial risk management (continued)

3.2 Market risk (continued)

Currency risk (continued)

	At 31 December 2007							
	Renminbi HK$'m	US Dollars HK$'m	HK Dollars HK$'m	EURO HK$'m	Japanese Yen HK$'m	Pound Sterling HK$'m	Others HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	30,849	49,833	71,731	1,147	160	1,815	3,530	159,065
Placements with banks and other financial institutions maturing between one and twelve months	375	23,854	28,750	–	–	–	175	53,154
Financial assets at fair value through profit or loss	917	8,997	24,286	–	–	–	240	34,440
Derivative financial instruments	–	773	13,703	–	–	–	1	14,477
Hong Kong SAR Government certificates of indebtedness	–	–	32,770	–	–	–	–	32,770
Advances and other accounts	13,335	71,309	323,495	4,202	1,667	1,006	5,220	420,234
Investment in securities								
– Available-for-sale securities	90	62,612	26,697	7,005	28	1,321	6,900	104,653
– Held-to-maturity securities	864	84,686	59,565	2,486	–	1,554	16,273	165,428
– Loans and receivables	–	3,594	26,511	428	–	–	569	31,102
Interests in associates	–	–	83	–	–	–	–	83
Investment properties	–	–	8,058	–	–	–	–	8,058
Properties, plant and equipment	72	1	23,220	–	–	–	–	23,293
Other assets (including deferred tax assets)	69	947	19,361	161	61	145	136	20,880
Total assets	46,571	306,606	658,230	15,429	1,916	5,841	33,044	1,067,637
Liabilities								
Hong Kong SAR currency notes in circulation	–	–	32,770	–	–	–	–	32,770
Deposits and balances of banks and other financial institutions	27,173	19,422	9,090	147	2,141	92	2,534	60,599
Financial liabilities at fair value through profit or loss	–	2,717	8,688	–	–	–	–	11,405
Derivative financial instruments	–	1,257	9,824	–	–	–	11	11,092
Deposits from customers	17,360	166,416	548,223	8,432	2,492	12,284	38,399	793,606
Debt securities in issue at amortised cost	–	667	1,422	–	–	–	–	2,089
Other accounts and provisions (including current and deferred tax liabilities)	574	9,751	26,706	311	31	387	761	38,521
Insurance contract liabilities	–	4,284	18,213	–	–	–	–	22,497
Total liabilities	45,107	204,514	654,936	8,890	4,664	12,763	41,705	972,579
Net on-balance sheet position	1,464	102,092	3,294	6,539	(2,748)	(6,922)	(8,661)	95,058
Off-balance sheet net notional position*	394	(97,215)	89,481	(6,478)	2,436	7,050	8,975	4,643
Contingent liabilities and commitments	4,873	55,183	163,697	4,693	1,017	259	1,581	231,303

3. Financial risk management (continued)

3.2 *Market risk (continued)*

Interest rate risk

The tables below summarise the Group's exposure to interest rate risk as at 30 June 2008 and 31 December 2007. Included in the tables are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Derivative financial instruments are principally used to reduce the Group's exposure to interest rate movements. Their carrying amounts are presented under the column captioned "Non-interest bearing".

	At 30 June 2008						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	181,649	-	-	-	-	6,803	188,452
Placements with banks and other financial institutions maturing between one and twelve months	-	37,480	13,209	-	-	-	50,689
Financial assets at fair value through profit or loss	4,659	3,116	1,571	7,953	16,883	3,100	37,282
Derivative financial instruments	-	-	-	-	-	21,397	21,397
Hong Kong SAR Government certificates of indebtedness	-	-	-	-	-	32,430	32,430
Advances and other accounts	374,303	68,631	30,732	9,326	947	3,073	487,012
Investment in securities							
– Available-for-sale securities	21,084	22,980	5,523	37,188	28,529	3,813	119,117
– Held-to-maturity securities	33,961	39,380	14,992	25,075	20,097	-	133,505
– Loans and receivables	4,203	2,560	3,312	-	-	-	10,075
Interests in associates	-	-	-	-	-	89	89
Investment properties	-	-	-	-	-	8,634	8,634
Properties, plant and equipment	-	-	-	-	-	25,230	25,230
Other assets (including deferred tax assets)	-	-	-	-	-	13,256	13,256
Total assets	619,859	174,147	69,339	79,542	66,456	117,825	1,127,168
Liabilities							
Hong Kong SAR currency notes in circulation	-	-	-	-	-	32,430	32,430
Deposits and balances of banks and other financial institutions	68,346	3,123	5,378	-	-	4,778	81,625
Financial liabilities at fair value through profit or loss	5,508	5,457	289	859	-	-	12,113
Derivative financial instruments	-	-	-	-	-	17,705	17,705
Deposits from customers	639,630	112,674	31,574	483	-	34,749	819,110
Debt securities in issue at amortised cost	-	-	2,756	-	-	-	2,756
Other accounts and provisions (including current and deferred tax liabilities)	8,592	-	569	138	-	21,391	30,690
Insurance contract liabilities	-	-	-	-	-	25,070	25,070
Subordinated liability	-	-	8,150	-	-	-	8,150
Total liabilities	722,076	121,254	48,716	1,480	-	136,123	1,029,649
Interest sensitivity gap	(102,217)	52,893	20,623	78,062	66,456	(18,298)	97,519

3. Financial risk management (continued)

3.2 Market risk (continued)

Interest rate risk (continued)

	At 31 December 2007						
	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Non-interest bearing HK$'m	Total HK$'m
Assets							
Cash and balances with banks and other financial institutions	152,746	–	–	–	–	6,319	159,065
Placements with banks and other financial institutions maturing between one and twelve months	–	42,230	10,924	–	–	–	53,154
Financial assets at fair value through profit or loss	3,562	1,839	2,164	5,894	17,397	3,584	34,440
Derivative financial instruments	–	–	–	–	–	14,477	14,477
Hong Kong SAR Government certificates of indebtedness	–	–	–	–	–	32,770	32,770
Advances and other accounts	328,750	58,396	19,372	9,487	643	3,586	420,234
Investment in securities							
– Available-for-sale securities	11,668	21,320	6,257	19,959	40,869	4,580	104,653
– Held-to-maturity securities	25,562	43,920	18,534	43,022	34,390	–	165,428
– Loans and receivables	7,459	11,444	12,199	–	–	–	31,102
Interests in associates	–	–	–	–	–	83	83
Investment properties	–	–	–	–	–	8,058	8,058
Properties, plant and equipment	–	–	–	–	–	23,293	23,293
Other assets (including deferred tax assets)	–	–	–	–	–	20,880	20,880
Total assets	529,747	179,149	69,450	78,362	93,299	117,630	1,067,637
Liabilities							
Hong Kong SAR currency notes in circulation	–	–	–	–	–	32,770	32,770
Deposits and balances of banks and other financial institutions	45,728	3,428	6,897	–	–	4,546	60,599
Financial liabilities at fair value through profit or loss	6,600	2,355	1,531	919	–	–	11,405
Derivative financial instruments	–	–	–	–	–	11,092	11,092
Deposits from customers	623,009	98,440	35,157	547	–	36,453	793,606
Debt securities in issue at amortised cost	–	–	1,977	112	–	–	2,089
Other accounts and provisions (including current and deferred tax liabilities)	7,624	107	–	128	–	30,662	38,521
Insurance contract liabilities	–	–	–	–	–	22,497	22,497
Total liabilities	682,961	104,330	45,562	1,706	–	138,020	972,579
Interest sensitivity gap	(153,214)	74,819	23,888	76,656	93,299	(20,390)	95,058

3. Financial risk management (continued)

3.3 *Liquidity risk*

Tables below analyse assets and liabilities of the Group as at 30 June 2008 and 31 December 2007 into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

	At 30 June 2008							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	92,602	95,850	-	-	-	-	-	188,452
Placements with banks and other financial institutions maturing between one and twelve months	-	-	37,480	13,209	-	-	-	50,689
Financial assets at fair value through profit or loss								
- debt securities held for trading								
- others	-	3,442	2,482	1,734	725	3	-	8,386
- debt securities designated at fair value through profit or loss								
- certificates of deposit held	-	-	-	25	1,127	1,359	-	2,511
- others	-	-	101	742	6,576	15,866	-	23,285
- equity securities	-	-	-	-	-	-	3,100	3,100
Derivative financial instruments	17,845	474	297	1,746	844	191	-	21,397
Hong Kong SAR Government certificates of indebtedness	32,430	-	-	-	-	-	-	32,430
Advances and other accounts								
- advances to customers	29,007	15,649	29,278	57,561	201,189	140,361	1,018	474,063
- trade bills	18	4,349	3,920	981	-	-	-	9,268
- advances to banks and other financial institutions	28	80	309	189	3,075	-	-	3,681
Investment in securities								
- debt securities held for available-for-sale								
- certificates of deposit held	-	1,072	383	1,290	3,831	-	-	6,576
- others	-	4,228	6,188	5,775	50,671	37,081	4,785	108,728
- debt securities held for held-to-maturity								
- certificates of deposit held	-	1,387	1,132	3,826	7,198	-	-	13,543
- others	-	635	2,452	19,703	64,018	27,207	5,947	119,962
- debt securities held for loans and receivables	-	4,203	2,560	3,312	-	-	-	10,075
- equity securities	-	-	-	-	-	-	3,813	3,813
Interests in associates	-	-	-	-	-	-	89	89
Investment properties	-	-	-	-	-	-	8,634	8,634
Properties, plant and equipment	-	-	-	-	-	-	25,230	25,230
Other assets (including deferred tax assets)	5,212	7,618	8	169	87	-	162	13,256
Total assets	177,142	138,987	86,590	110,262	339,341	222,068	52,778	1,127,168

3. Financial risk management (continued)

3.3 Liquidity risk (continued)

	At 30 June 2008							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	32,430	-	-	-	-	-	-	32,430
Deposits and balances of banks and other financial institutions	59,374	13,750	3,123	5,378	-	-	-	81,625
Financial liabilities at fair value through profit or loss								
– certificates of deposit issued	-	-	962	-	861	-	-	1,823
– others	-	3,669	3,347	2,513	478	283	-	10,290
Derivative financial instruments	13,710	642	306	1,799	981	267	-	17,705
Deposits from customers	338,799	335,080	111,325	32,266	1,640	-	-	819,110
Debt securities in issue at amortised cost	-	-	-	2,756	-	-	-	2,756
Other accounts and provisions (including current and deferred tax liabilities)	14,879	7,821	12	2,909	4,096	19	954	30,690
Insurance contract liabilities	1,955	4	1	815	16,280	6,015	-	25,070
Subordinated liability	-	-	-	-	-	8,150	-	8,150
Total liabilities	461,147	360,966	119,076	48,436	24,336	14,734	954	1,029,649
Net liquidity gap	(284,005)	(221,979)	(32,486)	61,826	315,005	207,334	51,824	97,519

3. Financial risk management (continued)

3.3 Liquidity risk (continued)

	At 31 December 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Assets								
Cash and balances with banks and other financial institutions	40,100	118,965	-	-	-	-	-	159,065
Placements with banks and other financial institutions maturing between one and twelve months	-	-	42,230	10,924	-	-	-	53,154
Financial assets at fair value through profit or loss								
– debt securities held for trading								
– certificates of deposit held	-	-	-	80	-	-	-	80
– others	-	1,697	779	2,342	1,307	32	-	6,157
– debt securities designated at fair value through profit or loss								
– certificates of deposit held	-	-	-	415	393	2,316	-	3,124
– others	-	36	343	272	5,376	15,468	-	21,495
– equity securities	-	-	-	-	-	-	3,584	3,584
Derivative financial instruments	12,686	228	129	929	459	46	-	14,477
Hong Kong SAR Government certificates of indebtedness	32,770	-	-	-	-	-	-	32,770
Advances and other accounts								
– advances to customers	21,196	16,345	25,968	43,608	173,120	130,067	1,373	411,677
– trade bills	12	2,815	2,227	280	-	-	-	5,334
– advances to banks and other financial institutions	27	-	600	440	2,156	-	-	3,223
Investment in securities								
– debt securities held for available-for-sale								
– certificates of deposit held	-	701	462	2,614	3,689	-	-	7,466
– others	-	5,886	3,776	7,515	30,790	44,084	556	92,607
– debt securities held for held-to-maturity								
– certificates of deposit held	-	1,097	1,490	2,426	6,351	624	-	11,988
– others	-	4,278	12,309	17,166	81,918	34,031	3,738	153,440
– debt securities held for loans and receivables	-	7,459	11,444	12,199	-	-	-	31,102
– equity securities	-	-	-	-	-	-	4,580	4,580
Interests in associates	-	-	-	-	-	-	83	83
Investment properties	-	-	-	-	-	-	8,058	8,058
Properties, plant and equipment	-	-	-	-	-	-	23,293	23,293
Other assets (including deferred tax assets)	3,360	16,219	24	174	202	-	901	20,880
Total assets	110,151	175,726	101,781	101,384	305,761	226,668	46,166	1,067,637

3. Financial risk management (continued)

3.3 Liquidity risk (continued)

	At 31 December 2007							
	On demand HK$'m	Up to 1 month HK$'m	1-3 months HK$'m	3-12 months HK$'m	1-5 years HK$'m	Over 5 years HK$'m	Indefinite HK$'m	Total HK$'m
Liabilities								
Hong Kong SAR currency notes in circulation	32,770	–	–	–	–	–	–	32,770
Deposits and balances of banks and other financial institutions	28,200	22,074	3,428	6,897	–	–	–	60,599
Financial liabilities at fair value through profit or loss								
– certificates of deposit issued	–	–	–	1,086	868	–	–	1,954
– others	–	2,554	1,925	3,680	983	309	–	9,451
Derivative financial instruments	8,320	418	355	954	831	214	–	11,092
Deposits from customers	329,544	329,918	98,440	35,157	547	–	–	793,606
Debt securities in issue at amortised cost	–	–	–	1,977	112	–	–	2,089
Other accounts and provisions (including current and deferred tax liabilities)	15,446	15,543	1,071	1,660	4,100	–	701	38,521
Insurance contract liabilities	2,054	–	–	535	13,786	6,122	–	22,497
Total liabilities	416,334	370,507	105,219	51,946	21,227	6,645	701	972,579
Net liquidity gap	(306,183)	(194,781)	(3,438)	49,438	284,534	220,023	45,465	95,058

The above maturity classifications have been prepared in accordance with relevant provisions under the Banking (Disclosure) Rules. The Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Indefinite". The above assets are stated after deduction of provisions, if any.

The analysis of debt securities by remaining period to maturity is disclosed in order to comply with relevant provisions under the Banking (Disclosure) Rules. The disclosure does not imply that the securities will be held to maturity.

The above analysis in respect of insurance contract liabilities represents the estimated timing of net cash outflows resulting from recognised insurance contract liabilities on the balance sheet as at 30 June 2008 and 31 December 2007.

3.4 Insurance risk

The Group is in the business of insuring against the risk of mortality, morbidity, disability, critical illness, accidents and related risks. The Group manages these risks through the application of its underwriting policies and reinsurance arrangement.

The underwriting strategy is intended to set premium pricing at an appropriate level that corresponds with the underlying exposure of the risks underwritten. Screening processes, such as the review of health condition and family medical history, are also included in the Group's underwriting procedures.

3. Financial risk management (continued)

3.4 Insurance risk (continued)

Within the insurance process, concentrations of risk may arise where a particular event or series of events could impact heavily upon the Group's liabilities. Such concentrations may arise from a single insurance contract or through a small number of related contracts, and relate to circumstances where significant liabilities could arise.

For the in-force insurance contracts, most of the underlying insurance liabilities are related to endowment and unit-linked insurance products. For most of the insurance policies issued by it, the Group has a retention limit on any single life insured. The Group reinsures the excess of the insured benefit over the limit for standard risks (from a medical point of view) under an excess of loss reinsurance arrangement. The Group does not have in place any reinsurance for contracts that insure against survival risk.

Uncertainty in the estimation of future benefit payments and premium receipts for long-term insurance contracts arises from the unpredictability of long-term changes in overall levels of mortality. In order to assess the uncertainty due to the mortality assumption and lapse assumption, the Group conducts mortality study and lapse study in order to determine the appropriate assumptions. In these studies, consistent results are reflected in both assumptions with appropriate margins.

3.5 Capital management

(a) Capital adequacy ratio

	At 30 June 2008	At 31 December 2007
Capital adequacy ratio	**13.87%**	13.08%
Core capital ratio	**11.51%**	12.23%

The capital ratios are computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules.

The differences between the basis of consolidation for accounting and regulatory purposes are described in "Appendix – Subsidiaries of the Company" on page 123.

3. Financial risk management (continued)

3.5 Capital management (continued)

(b) Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratio as at 30 June 2008 and 31 December 2007 and reported to the HKMA is analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**19,572**	22,611
Profit and loss account	**3,310**	207
Minority interests	**1,230**	1,284
	67,155	67,145
Deductions from core capital	**(274)**	(483)
Core capital	**66,881**	66,662
Supplementary capital:		
Fair value gains arising from holdings of available-for-sale securities	**157**	18
Fair value gains arising from holdings of securities designated at fair value through profit or loss	**3**	9
Collective loan impairment allowances	**1,108**	1,004
Regulatory reserve	**4,620**	4,130
Term subordinated debt	**8,144**	–
	14,032	5,161
Deductions from supplementary capital	**(274)**	(483)
Supplementary capital	**13,758**	4,678
Total capital base after deductions	**80,639**	71,340

Subsidiaries which are not included in the consolidation group for the calculation of capital adequacy ratios are denoted in "Appendix – Subsidiaries of the Company" on page 123. Investment costs in such subsidiaries are deducted from the capital base.

4. Net interest income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Interest income		
Cash and due from banks and other financial institutions	**2,694**	3,229
Advances to customers	**8,197**	9,940
Listed investments	**1,369**	1,239
Unlisted investments	**5,626**	6,675
Others	**219**	401
	18,105	21,484
Interest expense		
Due to banks, customers and other financial institutions	**(7,710)**	(12,098)
Debt securities in issue	**(58)**	(49)
Subordinated liability	**(6)**	–
Others	**(302)**	(434)
	(8,076)	(12,581)
Net interest income	**10,029**	8,903

Included within interest income is HK$21 million (first half of 2007: HK$14 million) of interest income recognised on advances classified as impaired for the first half of 2008. Interest accrued on impaired investment securities amounted to HK$13 million (first half of 2007: Nil).

Included within interest income and interest expense are HK$17,416 million (first half of 2007: HK$20,882 million) and HK$7,670 million (first half of 2007: HK$12,192 million) for financial assets and financial liabilities that are not recognised at fair value through profit or loss respectively.

5. Net fees and commission income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Fees and commission income		
Securities brokerage		
– Stockbroking	**1,289**	1,324
– Bonds	**220**	65
Credit cards	**578**	471
Bills commissions	**329**	273
Loan commissions	**263**	129
Payment services	**239**	221
Asset management	**157**	342
Insurance	**132**	85
Trust services	**87**	66
Guarantees	**26**	24
Others		
– currency exchange	**108**	73
– RMB business	**99**	54
– safe deposit box	**96**	99
– information search	**25**	23
– correspondent banking	**21**	17
– low deposit balance accounts	**15**	17
– BOC cards	**13**	14
– postage and telegrams	**13**	12
– agency services	**11**	8
– dormant accounts	**9**	11
– sundries	**115**	111
	3,845	3,439
Fees and commission expenses	**(946)**	(807)
Net fees and commission income	**2,899**	2,632
Of which arise from		
– financial assets or financial liabilities not at fair value through profit or loss		
– Fees and commission income	**288**	158
– Fees and commission expenses	**(14)**	(36)
	274	122
– trust and other fiduciary activities		
– Fees and commission income	**169**	66
– Fees and commission expenses	**(3)**	–
	166	66

6. Net trading income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net gain from:		
– foreign exchange and foreign exchange products	**875**	155
– interest rate instruments	**206**	192
– equity instruments	**135**	70
– commodities	**21**	–
	1,237	417

7. Net gain on investment in securities

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net gain from disposal of available-for-sale securities	**129**	1
Net (loss)/gain from redemption of held-to-maturity securities	**(1)**	1
	128	2

8. Net insurance premium income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Gross written premiums	**4,511**	2,936
Less: Gross written premiums ceded to reinsurers	**(10)**	(3)
Net insurance premium income	**4,501**	2,933

9. Other operating income

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Dividend income from investment in securities		
– listed investments	**91**	–
– unlisted investments	**9**	9
Gross rental income from investment properties	**151**	123
Less: Outgoings in respect of investment properties	**(24)**	(22)
Net gain on disposal of subsidiaries	**–**	1
Others	**104**	88
	331	199

Included in the "Outgoings in respect of investment properties" is HK$1 million (first half of 2007: HK$2 million) of direct operating expenses related to investment properties that were not let during the period.

10. Net insurance benefits and claims

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Claims, benefits and surrenders paid	**741**	440
Movement in liabilities	**2,862**	2,193
Gross claims, benefits and surrenders paid and movement in liabilities	**3,603**	2,633
Less: Reinsurers' share of claims, benefits and surrenders paid and movement in liabilities	**(1)**	(1)
Net insurance claims, benefits and surrenders paid and movement in liabilities	**3,602**	2,632

11. Net (charge)/reversal of impairment allowances

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Advances to customers		
Individually assessed		
– new allowances	**(142)**	(106)
– releases	**62**	109
– recoveries	**187**	340
Net reversal of individually assessed loan impairment allowances	**107**	343
Collectively assessed		
– new allowances	**(199)**	(192)
– releases	**7**	–
– recoveries	**14**	15
Net charge of collectively assessed loan impairment allowances	**(178)**	(177)
Net (charge)/reversal of loan impairment allowances	**(71)**	166
Available-for-sale securities		
Net charge of impairment losses on available-for-sale securities		
– Individually assessed	**(1,187)**	–
Held-to-maturity securities		
Net charge of impairment allowances on held-to-maturity securities		
– Individually assessed	**(962)**	–
Others	**(7)**	–
Net (charge)/reversal of impairment allowances	**(2,227)**	166

12. Operating expenses

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Staff costs (including directors' emoluments)		
– salaries and other costs	**2,302**	1,957
– termination benefit	**2**	6
– pension cost	**178**	146
	2,482	2,109
Premises and equipment expenses (excluding depreciation)		
– rental of premises	**193**	168
– information technology	**184**	143
– others	**118**	106
	495	417
Depreciation	**480**	373
Auditors' remuneration		
– audit services	**5**	4
– non-audit services	**1**	1
Other operating expenses	**625**	514
	4,088	3,418

13. Net gain from disposal of/fair value adjustments on investment properties

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net gain on disposal of investment properties	**9**	2
Net gain on fair value adjustments on investment properties	**701**	414
	710	416

14. Net (loss)/gain from disposal/revaluation of properties, plant and equipment

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Net loss on disposal of other fixed assets	**–**	(2)
Net (loss)/gain on revaluation of premises	**(8)**	7
	(8)	5

15. Taxation

Taxation in the condensed consolidated income statement represents:

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Hong Kong profits tax		
– current period taxation	**1,286**	1,508
Deferred tax (reversal)/charge	**(111)**	44
Hong Kong profits tax	**1,175**	1,552
Overseas taxation	**78**	47
	1,253	1,599

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits arising in Hong Kong for the first half of 2008. Taxation on overseas profits has been calculated on the estimated assessable profits for the first half of 2008 at the rates of taxation prevailing in the countries in which the Group operates.

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Profit before taxation	**8,434**	9,227
Calculated at a taxation rate of 16.5% (2007: 17.5%)	**1,392**	1,615
Effect of different taxation rates in other countries	**32**	(11)
Income not subject to taxation	**(225)**	(52)
Expenses not deductible for taxation purposes	**54**	54
Utilisation of previously unrecognised tax losses	**–**	(7)
Taxation charge	**1,253**	1,599
Effective tax rate	**14.9%**	17.3%

16. Dividends

	Half-year ended 30 June 2008		Half-year ended 30 June 2007	
	Per share	**Total**	Per share	Total
	HK$	**HK$'m**	HK$	HK$'m
Interim dividend	**0.438**	**4,631**	0.428	4,525

At a meeting held on 28 August 2008, the Board declared an interim dividend of HK$0.438 per ordinary share for the first half of 2008 amounting to approximately HK$4,631 million. This declared dividend is not reflected as a dividend payable in this interim financial information, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2008.

17. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2008 of approximately HK$7,088 million (first half of 2007: HK$7,466 million) and on the ordinary shares in issue of 10,572,780,266 shares (2007: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2008 (first half of 2007: Nil).

18. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Schemes Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the first half of 2008 amounted to approximately HK$149 million (first half of 2007: approximately HK$129 million), after a deduction of forfeited contributions of approximately HK$7 million (first half of 2007: approximately HK$7 million). For the MPF Scheme, the Group contributed approximately HK$19 million (first half of 2007: approximately HK$13 million) for the first half of 2008.

19. Share option schemes

(a) *Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the first half of 2008 (first half of 2007: Nil).

19. Share option schemes (continued)

(b) Pre-Listing Share Option Scheme

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company. The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002.

Details of the share options outstanding as at 30 June 2008 are disclosed as follows:

	Directors	Senior management	Others*	Total number of share options	Average exercise price (HK$ per share)
At 1 January 2008	**6,651,600**	**2,253,100**	**1,446,000**	**10,350,700**	**8.5**
Less: Share options exercised during the period	**(361,500)**	**(587,500)**	**(1,446,000)**	**(2,395,000)**	**8.5**
At 30 June 2008	**6,290,100**	**1,665,600**	**-**	**7,955,700**	**8.5**
Exercisable at 30 June 2008	**6,290,100**	**1,665,600**	**-**	**7,955,700**	**8.5**
At 1 January 2007	8,459,100	3,980,450	1,446,000	13,885,550	8.5
Transfer	(1,446,000)	-	1,446,000	-	8.5
Less: Share options exercised during the year	(361,500)	(1,727,350)	(1,446,000)	(3,534,850)	8.5
At 31 December 2007	6,651,600	2,253,100	1,446,000	10,350,700	8.5
Exercisable at 31 December 2007	6,651,600	2,253,100	1,446,000	10,350,700	8.5

* Represented share options held by ex-directors of the Group.

Share options were exercised on a regular basis throughout the period, the weighted average share price during the period was HK$19.23 (31 December 2007: HK$19.38).

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. These options have a vesting period of four years from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

20. Cash and balances with banks and other financial institutions

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Cash	**4,089**	3,334
Balances with central banks	**83,826**	30,627
Balances with banks and other financial institutions	**4,687**	6,139
Placements with banks and other financial institutions maturing within one month	**95,850**	118,965
	188,452	159,065

21. Financial assets at fair value through profit or loss

	Trading securities		Financial assets designated at fair value through profit or loss		Total	
	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
At fair value						
Debt securities						
– Listed in Hong Kong	**476**	190	**330**	895	**806**	1,085
– Listed outside Hong Kong	**168**	537	**3,266**	2,687	**3,434**	3,224
	644	727	**3,596**	3,582	**4,240**	4,309
– Unlisted	**7,742**	5,510	**22,200**	21,037	**29,942**	26,547
	8,386	6,237	**25,796**	24,619	**34,182**	30,856
Equity securities						
– Listed in Hong Kong	**72**	327	**304**	349	**376**	676
– Unlisted	**115**	94	**2,609**	2,814	**2,724**	2,908
	187	421	**2,913**	3,163	**3,100**	3,584
Total	**8,573**	6,658	**28,709**	27,782	**37,282**	34,440

21. Financial assets at fair value through profit or loss (continued)

Financial assets at fair value through profit or loss are analysed by type of issuer as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Sovereigns	**7,294**	4,197
Public sector entities	**1,719**	1,333
Banks and other financial institutions	**24,576**	24,820
Corporate entities	**3,693**	4,090
	37,282	34,440

Financial assets at fair value through profit or loss are analysed as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Treasury bills	**6,586**	3,517
Certificates of deposit held	**2,511**	3,204
Other financial assets at fair value through profit or loss	**28,185**	27,719
	37,282	34,440

22. Derivative financial instruments

The Group enters into the following equity, foreign exchange, interest rate and precious metal related derivative financial instruments for trading and risk management purposes:

Currency forwards represent commitments to purchase and sell foreign currency on a future date. Interest rate futures are contractual obligations to receive or pay a net amount based on changes in interest rates or buy or sell interest rate financial instruments on a future date at an agreed price in the financial market under the administration of the stock exchange. Forward rate agreements are individually negotiated interest rate futures that call for a cash settlement at a future date for the difference between a contracted rate of interest and the current market rate, based on a notional principal amount.

Currency, interest rate and precious metal swaps are commitments to exchange one set of cash flows or commodity for another. Swaps result in an exchange of currencies, interest rates (for example, fixed rate for floating rate), or precious metals (for example, silver swaps) or a combination of all these (i.e. cross-currency interest rate swaps). Except for certain currency swap contracts, no exchange of principal takes place.

Foreign currency, interest rate, equity and precious metal options are contractual agreements under which the seller (writer) grants the purchaser (holder) the right, but not the obligation, either to buy (a call option) or sell (a put option) at or by a set date or during a set period, a specific amount of the financial instrument at a predetermined price. In consideration for the assumption of foreign exchange and interest rate risk, the seller receives a premium from the purchaser. Options are negotiated over-the-counter ("OTC") between the Group and its counterparty or traded through the stock exchange (for example, exchange-traded stock option).

The contract/notional amounts and fair values of derivative financial instruments held by the Group are set out in the following tables. The contract/notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet dates and certain of them provide a basis for comparison with fair value instruments recognised on the condensed consolidated balance sheet. However, they do not necessarily indicate the amounts of future cash flows involved or the current fair values of the instruments and, therefore, do not indicate the Group's exposure to credit or market risks. The derivative financial instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates, foreign exchange rates or equity and metal prices relative to their terms. The aggregate fair values of derivative financial instruments assets and liabilities can fluctuate significantly from time to time.

22. Derivative financial instruments (continued)

The following tables summarise the contract/notional amounts of each significant type of derivative financial instrument as at 30 June 2008 and 31 December 2007:

	At 30 June 2008			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting* HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	288,861	–	–	288,861
Swaps	192,702	–	68	192,770
Foreign currency option contracts				
– Options purchased	5,137	–	–	5,137
– Options written	5,181	–	–	5,181
	491,881	–	68	491,949
Interest rate contracts				
Futures	4,821	–	–	4,821
Swaps	48,826	22,917	5,184	76,927
Interest rate option contracts				
– Swaptions written	702	–	–	702
– Bond options written	468	–	–	468
	54,817	22,917	5,184	82,918
Bullion contracts	16,769	–	–	16,769
Equity contracts	8,931	–	–	8,931
Other contracts	157	–	–	157
Total	572,555	22,917	5,252	600,724

* Derivative transactions which do not qualify as hedges for accounting purposes but are managed in conjunction with the financial instruments designated at fair value through profit or loss are separately disclosed in compliance with the requirements set out in the Banking (Disclosure) Rules.

22. Derivative financial instruments (continued)

	At 31 December 2007			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts				
Spot and forwards	258,556	–	1,495	260,051
Swaps	156,554	–	–	156,554
Foreign currency option contracts				
– Options purchased	5,607	–	–	5,607
– Options written	5,875	–	–	5,875
	426,592	–	1,495	428,087
Interest rate contracts				
Futures	226	–	–	226
Swaps	36,714	6,708	3,253	46,675
Interest rate option contracts				
– Swaptions written	780	–	–	780
– Bond options written	780	–	–	780
	38,500	6,708	3,253	48,461
Bullion contracts	12,950	–	–	12,950
Equity contracts	5,378	–	–	5,378
Other contracts	172	–	–	172
Total	483,592	6,708	4,748	495,048

22. Derivative financial instruments (continued)

The following tables summarise the fair values of each class of derivative financial instrument as at 30 June 2008 and 31 December 2007:

	At 30 June 2008							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	17,649	-	-	17,649	(12,681)	-	-	(12,681)
Swaps	613	-	1	614	(727)	-	(1)	(728)
Foreign currency option contracts								
– Options purchased	27	-	-	27	-	-	-	-
– Options written	-	-	-	-	(26)	-	-	(26)
	18,289	-	1	18,290	(13,434)	-	(1)	(13,435)
Interest rate contracts								
Futures	1	-	-	1	(9)	-	-	(9)
Swaps	700	379	8	1,087	(1,153)	(153)	(78)	(1,384)
Interest rate option contracts								
– Swaptions written	-	-	-	-	(5)	-	-	(5)
– Bond options written	-	-	-	-	(7)	-	-	(7)
	701	379	8	1,088	(1,174)	(153)	(78)	(1,405)
Bullion contracts	890	-	-	890	(1,728)	-	-	(1,728)
Equity contracts	1,129	-	-	1,129	(1,137)	-	-	(1,137)
Total	21,009	379	9	21,397	(17,473)	(153)	(79)	(17,705)

22. Derivative financial instruments (continued)

	At 31 December 2007							
	Fair value assets				Fair value liabilities			
	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m	Trading HK$'m	Hedging HK$'m	Not qualified for hedge accounting HK$'m	Total HK$'m
Exchange rate contracts								
Spot and forwards	12,588	–	–	12,588	(7,822)	–	(10)	(7,832)
Swaps	269	–	–	269	(634)	–	–	(634)
Foreign currency option contracts								
– Options purchased	48	–	–	48	–	–	–	–
– Options written	–	–	–	–	(51)	–	–	(51)
	12,905	–	–	12,905	(8,507)	–	(10)	(8,517)
Interest rate contracts								
Swaps	492	10	23	525	(885)	(124)	(90)	(1,099)
Interest rate option contracts								
– Swaptions written	–	–	–	–	(17)	–	–	(17)
– Bond options written	–	–	–	–	(23)	–	–	(23)
	492	10	23	525	(925)	(124)	(90)	(1,139)
Bullion contracts	774	–	–	774	(1,110)	–	–	(1,110)
Equity contracts	273	–	–	273	(326)	–	–	(326)
Total	14,444	10	23	14,477	(10,868)	(124)	(100)	(11,092)

22. Derivative financial instruments (continued)

The credit risk weighted amounts of the above derivative financial instruments are as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Exchange rate contracts		
Forwards	**659**	1,017
Swaps	**660**	492
Foreign currency option contracts		
– Options purchased	**6**	19
Interest rate contracts		
Swaps	**265**	104
Bullion contracts	**50**	63
Equity contracts	**79**	49
	1,719	1,744

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Banking (Capital) Rules. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

There is no effect of bilateral netting agreement on the fair values or the credit risk-weighted amounts of the derivative financial instruments.

Approximately 56% (31 December 2007: 52%) of the Group's transactions in derivative contracts are conducted with other financial institutions.

23. Advances and other accounts

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Personal loans and advances	**152,491**	141,708
Corporate loans and advances	**323,096**	271,354
Advances to customers	**475,587**	413,062
Loan impairment allowances		
– Individually assessed	**(416)**	(381)
– Collectively assessed	**(1,108)**	(1,004)
	474,063	411,677
Trade bills	**9,268**	5,334
Advances to banks and other financial institutions	**3,681**	3,223
Total	**487,012**	420,234

As at 30 June 2008, advances to customers included accrued interest on gross advances of HK$1,147 million (31 December 2007: HK$1,454 million).

As at 30 June 2008 and 31 December 2007, no impairment allowance was made in respect of trade bills and advances to banks and other financial institutions.

24. Investment in securities

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
(a) Available-for-sale securities		
Debt securities, at fair value		
– Listed in Hong Kong	**2,794**	3,659
– Listed outside Hong Kong	**33,415**	18,455
	36,209	22,114
– Unlisted	**79,095**	77,959
	115,304	100,073
Equity securities, at fair value		
– Listed in Hong Kong	**3,282**	4,135
– Listed outside Hong Kong	**453**	–
	3,735	4,135
– Unlisted	**78**	445
	3,813	4,580
	119,117	104,653
(b) Held-to-maturity securities		
Listed, at amortised cost		
– in Hong Kong	**4,078**	4,107
– outside Hong Kong	**23,165**	21,078
	27,243	25,185
Unlisted, at amortised cost	**108,543**	141,925
	135,786	167,110
Impairment allowances	**(2,281)**	(1,682)
	133,505	165,428
(c) Loans and receivables		
Unlisted, at amortised cost	**10,075**	31,102
Total	**262,697**	301,183
Market value of listed held-to-maturity securities	**26,708**	24,776

24. Investment in securities (continued)

Investment in securities is analysed by type of issuer as follows:

	At 30 June 2008			
	Available-for-sale securities HK$'m	**Held-to-maturity securities HK$'m**	**Loans and receivables HK$'m**	**Total HK$'m**
Sovereigns	**15,474**	**1,463**	**–**	**16,937**
Public sector entities	**7,697**	**18,341**	**–**	**26,038**
Banks and other financial institutions	**64,948**	**84,932**	**10,075**	**159,955**
Corporate entities	**30,998**	**28,769**	**–**	**59,767**
	119,117	**133,505**	**10,075**	**262,697**

	At 31 December 2007			
	Available-for-sale securities HK$'m	Held-to-maturity securities HK$'m	Loans and receivables HK$'m	Total HK$'m
Sovereigns	13,402	1,814	–	15,216
Public sector entities	9,673	20,530	–	30,203
Banks and other financial institutions	47,989	108,547	31,102	187,638
Corporate entities	33,589	34,537	–	68,126
	104,653	165,428	31,102	301,183

Available-for-sale and held-to-maturity securities are analysed as follows:

	Available-for-sale securities		**Held-to-maturity securities**	
	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m	**At 30 June 2008 HK$'m**	At 31 December 2007 HK$'m
Treasury bills	**9,425**	9,396	**100**	200
Certificates of deposit held	**6,576**	7,466	**13,543**	11,988
Others	**103,116**	87,791	**119,862**	153,240
	119,117	104,653	**133,505**	165,428

25. Investment properties

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
At 1 January	**8,058**	7,481
Disposals	**(89)**	(200)
Fair value gains (Note 13)	**701**	1,056
Reclassification to properties, plant and equipment (Note 26)	**(36)**	(279)
At period/year end	**8,634**	8,058

26. Properties, plant and equipment

	Premises HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
Net book value at 1 January 2008	**20,783**	**2,510**	**23,293**
Additions	**13**	**204**	**217**
Disposals	**–**	**(1)**	**(1)**
Revaluation	**2,165**	**–**	**2,165**
Depreciation for the period (Note 12)	**(191)**	**(289)**	**(480)**
Reclassification from investment properties (Note 25)	**36**	**–**	**36**
Net book value at 30 June 2008	**22,806**	**2,424**	**25,230**
At 30 June 2008			
Cost or valuation	**22,806**	**5,795**	**28,601**
Accumulated depreciation and impairment	**–**	**(3,371)**	**(3,371)**
Net book value at 30 June 2008	**22,806**	**2,424**	**25,230**
Net book value at 1 January 2007	17,906	1,834	19,740
Additions	–	1,147	1,147
Disposals	(16)	(17)	(33)
Revaluation	2,946	–	2,946
Depreciation for the year	(332)	(455)	(787)
Reclassification from investment properties (Note 25)	279	–	279
Exchange adjustments	–	1	1
Net book value at 31 December 2007	20,783	2,510	23,293
At 31 December 2007			
Cost or valuation	20,783	5,642	26,425
Accumulated depreciation and impairment	–	(3,132)	(3,132)
Net book value at 31 December 2007	20,783	2,510	23,293

26. Properties, plant and equipment (continued)

The analysis of cost or valuation of the above assets is as follows:

	Premises HK$'m	Equipment, fixtures and fittings HK$'m	Total HK$'m
At 30 June 2008			
At cost	**–**	**5,795**	**5,795**
At valuation	**22,806**	**–**	**22,806**
	22,806	**5,795**	**28,601**
At 31 December 2007			
At cost	–	5,642	5,642
At valuation	20,783	–	20,783
	20,783	5,642	26,425

27. Other assets

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Repossessed assets	**136**	76
Precious metals	**1,843**	1,741
Accounts receivable and prepayments	**11,184**	19,040
	13,163	20,857

28. Financial liabilities at fair value through profit or loss

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Trading liabilities		
– Short positions in Exchange Fund Bills (Note 31)	**6,689**	3,492
Financial liabilities designated at fair value through profit or loss		
– Structured deposits (Note 29)	**3,601**	5,959
– Certificates of deposit issued	**1,823**	1,954
	5,424	7,913
	12,113	11,405

28. Financial liabilities at fair value through profit or loss (continued)

The carrying amount of financial liabilities designated at fair value through profit or loss as at 30 June 2008 is more than the amount that the Group would be contractually required to pay at maturity to the holders by HK$33 million, and it was less than the amount that the Group would be contractually required to pay at maturity to the holders by HK$44 million as at 31 December 2007. The amount of change in the fair values of financial liabilities at fair value through profit or loss, during the period and cumulatively, attributable to changes in credit risk is insignificant.

29. Deposits from customers

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Current, savings and other deposit accounts		
(per condensed consolidated balance sheet)	**819,110**	793,606
Structured deposits reported as financial liabilities		
at fair value through profit or loss (Note 28)	**3,601**	5,959
	822,711	799,565
Analysed by:		
Demand deposits and current accounts		
– corporate customers	**32,682**	32,645
– individual customers	**8,225**	7,854
	40,907	40,499
Savings deposits		
– corporate customers	**74,292**	76,668
– individual customers	**221,210**	209,985
	295,502	286,653
Time, call and notice deposits		
– corporate customers	**212,440**	172,342
– individual customers	**273,862**	300,071
	486,302	472,413
	822,711	799,565

30. Other accounts and provisions

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Other accounts payable	**24,864**	33,335
Provisions	**11**	9
	24,875	33,344

31. Assets pledged as security

As at 30 June 2008, liabilities of the Group amounting to HK$6,689 million (31 December 2007: HK$3,492 million) were secured by assets deposited with central depositories to facilitate settlement operations. In addition, the liabilities of the Group amounting to HK$3,675 million (31 December 2007: Nil) were secured by debt securities related to sale and repurchase arrangements. The amount of assets pledged by the Group to secure these liabilities was HK$11,629 million (31 December 2007: HK$3,836 million) included in "Trading securities" and "Available-for-sale securities".

32. Deferred taxation

Deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in this interim financial information in accordance with HKAS 12 "Income Taxes".

The major components of deferred tax assets and liabilities recorded in the condensed consolidated balance sheet, and the movements during the first half of 2008 and the year ended 31 December 2007 are as follows:

	At 30 June 2008					
	Accelerated tax depreciation HK$'m	**Asset revaluation HK$'m**	**Tax losses HK$'m**	**Provisions HK$'m**	**Other temporary differences HK$'m**	**Total HK$'m**
At 1 January 2008	**533**	**3,777**	**(15)**	**(169)**	**(182)**	**3,944**
(Credited)/charged to income statement (Note 15)	**(43)**	**(26)**	**(73)**	**8**	**23**	**(111)**
Charged/(credited) to equity and minority interests	**–**	**262**	**–**	**–**	**(235)**	**27**
At 30 June 2008	**490**	**4,013**	**(88)**	**(161)**	**(394)**	**3,860**

32. Deferred taxation (continued)

	At 31 December 2007					
	Accelerated tax depreciation HK$'m	Asset revaluation HK$'m	Tax losses HK$'m	Provisions HK$'m	Other temporary differences HK$'m	Total HK$'m
At 1 January 2007	401	3,155	(71)	(89)	(74)	3,322
Charged/(credited) to income statement	132	143	56	(80)	1	252
Charged/(credited) to equity and minority interests	–	479	–	–	(109)	370
At 31 December 2007	533	3,777	(15)	(169)	(182)	3,944

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the condensed consolidated balance sheet:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Deferred tax assets	**(93)**	(23)
Deferred tax liabilities	**3,953**	3,967
	3,860	3,944

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Deferred tax assets to be recovered after more than twelve months	**(93)**	(23)
Deferred tax liabilities to be settled after more than twelve months	**4,334**	4,115
	4,241	4,092

32. Deferred taxation (continued)

The deferred tax charged/(credited) to equity during the first half of 2008 and the year ended 31 December 2007 is as follows:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Fair value reserves in shareholders' equity:		
– premises	**263**	476
– available-for-sale securities	**(240)**	(109)
– minority interests	**4**	3
	27	370

33. Insurance contract liabilities

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Gross and net		
At 1 January	**22,497**	14,239
Benefits paid	**(737)**	(881)
Claims incurred and movement in liabilities	**3,310**	9,139
At period/year end	**25,070**	22,497

34. Subordinated liability

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Subordinated loan	**8,150**	–

In June 2008, BOCHK obtained a floating-rate subordinated loan with a principal amount of EUR660 million from BOC, the intermediate holding company. The loan will be due and repayable in June 2018. Interest is charged at 6-month EURIBOR plus 0.85% per annum for the first five years of the loan term, and at 6-month EURIBOR plus 1.35% per annum for the remaining tenure, payable semi-annually.

35. Share capital

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Authorised:		
20,000,000,000 ordinary shares of HK$5 each	**100,000**	100,000
Issued and fully paid:		
10,572,780,266 ordinary shares of HK$5 each	**52,864**	52,864

36. Reserves

The Group's reserves and the movements therein for the current and prior periods are presented in the condensed consolidated statement of changes in equity on pages 44 to 45.

37. Notes to condensed consolidated cash flow statement

(a) Reconciliation of operating profit to operating cash inflow before taxation

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Operating profit	**7,724**	8,808
Depreciation	**480**	373
Net charge/(reversal) of impairment allowances	**2,227**	(166)
Unwind of discount on impairment	**(21)**	(14)
Advances written off net of recoveries	**86**	214
Interest expense on subordinated liability	**6**	–
Change in cash and balances with banks and other financial institutions with original maturity over three months	**17,866**	(6,883)
Change in placements with banks and other financial institutions with original maturity over three months	**(627)**	(9,863)
Change in financial assets at fair value through profit or loss	**565**	2,360
Change in derivative financial instruments	**(307)**	(615)
Change in advances and other accounts	**(66,914)**	(46,767)
Change in investment in securities	**33,400**	(1,751)
Change in other assets	**7,689**	(46,795)
Change in deposits and balances of banks and other financial institutions	**21,026**	(2,316)
Change in financial liabilities at fair value through profit or loss	**708**	3,077
Change in deposits from customers	**25,504**	109,223
Change in debt securities in issue at amortised cost	**667**	283
Change in other accounts and provisions	**(8,471)**	(48)
Change in insurance contract liabilities	**2,573**	2,196
Exchange difference	**199**	6
Operating cash inflow before taxation	**44,380**	11,322
Cash flows from operating activities included:		
– Interest received	**19,220**	21,158
– Interest paid	**7,254**	12,427
– Dividend received	**100**	9

37. Notes to condensed consolidated cash flow statement (continued)

(b) *Analysis of the balances of cash and cash equivalents*

	At 30 June 2008 HK$'m	At 30 June 2007 HK$'m
Cash and balances with banks and other financial institutions with original maturity within three months	**173,272**	110,712
Placements with banks and other financial institutions with original maturity within three months	**10,847**	14,339
Treasury bills with original maturity within three months	**12,820**	8,244
Certificates of deposit held with original maturity within three months	**1,816**	702
	198,755	133,997

38. Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liability and commitment and the corresponding aggregate credit risk weighted amount:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Direct credit substitutes	**1,511**	2,120
Transaction-related contingencies	**8,186**	7,075
Trade-related contingencies	**33,231**	29,081
Commitments that are unconditionally cancellable without prior notice	**53,169**	50,034
Other commitments with an original maturity of		
– up to one year	**93,133**	84,804
– over one year	**48,627**	58,189
	237,857	231,303
Credit risk weighted amount	**45,867**	47,356

The calculation basis of the credit risk weighted amount has been set out in Note 22.

39. Capital commitments

The Group has the following outstanding capital commitments not provided for in this interim financial information:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Authorised and contracted for but not provided for	**318**	165
Authorised but not contracted for	**54**	1
	372	166

The above capital commitments mainly relate to commitments to purchase computer equipment and software, and to renovate the Group's premises.

40. Operating lease commitments

(a) The Group as lessee

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Land and buildings		
– not later than one year	**357**	321
– later than one year but not later than five years	**378**	297
– later than five years	**5**	–
	740	618

Certain non-cancellable operating leases included in the tables above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified agreed dates.

40. Operating lease commitments (continued)

(b) *The Group as lessor*

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

	At 30 June 2008 HK$'m	At 31 December 2007 HK$'m
Land and buildings		
– not later than one year	**276**	251
– later than one year but not later than five years	**272**	215
	548	466

The Group leases its investment properties (Note 25) under operating lease arrangements, with leases typically for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the prevailing market conditions. None of the leases include contingent rentals.

41. Segmental reporting

The Group engages in many businesses in several regions. For segmental reporting purposes, information is solely provided in respect of business segments. Geographical segment information is not presented because over 90% of the Group's revenues and profits before tax are derives from the assets located in Hong Kong.

Information about the four business segments is provided in segmental reporting. They are Personal Banking, Corporate Banking, Treasury and Insurance.

Both Personal Banking and Corporate Banking segments provide general banking services. Personal Banking serves individual customers while Corporate Banking deals with non individual customers. The Treasury segment is responsible for managing the capital, liquidity, and the interest rate and foreign exchange positions of the Group in addition to proprietary trades. The Insurance segment shows business relating to the Group's long-term life insurance products, including traditional and linked individual life insurance and group life insurance products. "Others" refers to those items related to the Group as a whole but independent of the other four business segments, including the Group's holdings of premises, investment properties and interests in associates.

Revenues, expenses, assets and liabilities of any business segment mainly include items directly attributable to the segment. In relation to occupation of the Group's premises, rentals are internally charged based on market rates according to the areas occupied. For management overheads, allocations are made on reasonable bases. During the second half of 2007, the Group has revised the allocation bases and comparative amounts have been reclassified to conform with the current year's presentation. There is no impact on the Group's income statement and balance sheet. Inter-segment funding is charged according to the internal funds transfer pricing mechanism of the Group. The charge on any such funding is mainly made by reference to the corresponding money market rate.

41. Segmental reporting (continued)

	Half-year ended 30 June 2008							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
– external	(1,950)	3,092	8,319	538	30	10,029	-	10,029
– inter-segment	5,280	(120)	(4,863)	-	(297)	-	-	-
	3,330	2,972	3,456	538	(267)	10,029	-	10,029
Net fees and commission income/(expenses)	2,141	1,012	(2)	(164)	(22)	2,965	(66)	2,899
Net trading income/(expenses)	370	90	898	-	(121)	1,237	-	1,237
Net loss on financial instruments designated at fair value through profit or loss	-	-	(92)	(1,392)	-	(1,484)	-	(1,484)
Net gain on investment in securities	-	-	128	-	-	128	-	128
Net insurance premium income	-	-	-	4,503	-	4,503	(2)	4,501
Other operating income	21	30	1	8	977	1,037	(706)	331
Total operating income	5,862	4,104	4,389	3,493	567	18,415	(774)	17,641
Net insurance benefits and claims	-	-	-	(3,602)	-	(3,602)	-	(3,602)
Net operating income before impairment allowances	5,862	4,104	4,389	(109)	567	14,813	(774)	14,039
Net charge of impairment allowances	(18)	(60)	(2,149)	-	-	(2,227)	-	(2,227)
Net operating income/(expenses)	5,844	4,044	2,240	(109)	567	12,586	(774)	11,812
Operating expenses	(2,879)	(1,081)	(431)	(69)	(402)	(4,862)	774	(4,088)
Operating profit/(loss)	2,965	2,963	1,809	(178)	165	7,724	-	7,724
Net gain from disposal of/fair value adjustments on investment properties	-	-	-	-	710	710	-	710
Net loss from disposal/revaluation of properties, plant and equipment	-	-	-	-	(8)	(8)	-	(8)
Share of profits less losses of associates	-	-	-	-	8	8	-	8
Profit/(loss) before taxation	2,965	2,963	1,809	(178)	875	8,434	-	8,434
At 30 June 2008								
Assets								
Segment assets	165,005	339,456	563,506	27,738	41,196	1,136,901	(10,370)	1,126,531
Interests in associates	-	-	-	-	89	89	-	89
Unallocated corporate assets	-	-	-	-	548	548	-	548
	165,005	339,456	563,506	27,738	41,833	1,137,538	(10,370)	1,127,168
Liabilities								
Segment liabilities	524,774	324,447	154,217	25,982	282	1,029,702	(10,370)	1,019,332
Unallocated corporate liabilities	-	-	-	-	10,317	10,317	-	10,317
	524,774	324,447	154,217	25,982	10,599	1,040,019	(10,370)	1,029,649
Half-year ended 30 June 2008								
Other information								
Additions of properties, plant and equipment	4	1	-	1	211	217	-	217
Depreciation	133	65	52	2	228	480	-	480
Amortisation of securities	-	-	(73)	-	-	(73)	-	(73)

41. Segmental reporting (continued)

	Half-year ended 30 June 2007							
	Personal HK$'m	Corporate HK$'m	Treasury HK$'m	Insurance HK$'m	Others HK$'m	Subtotal HK$'m	Eliminations HK$'m	Consolidated HK$'m
Net interest (expenses)/income								
– external	(4,198)	2,746	9,956	346	53	8,903	–	8,903
– inter-segment	8,039	57	(7,505)	–	(591)	–	–	–
	3,841	2,803	2,451	346	(538)	8,903	–	8,903
Net fees and commission income/(expenses)	2,037	781	7	(111)	(33)	2,681	(49)	2,632
Net trading income	268	81	46	–	22	417	–	417
Net loss on financial instruments designated at fair value through profit or loss	–	–	(5)	(389)	–	(394)	–	(394)
Net gain on investment in securities	–	–	2	–	–	2	–	2
Net insurance premium income	–	–	–	2,936	–	2,936	(3)	2,933
Other operating income	27	1	1	5	804	838	(639)	199
Total operating income	6,173	3,666	2,502	2,787	255	15,383	(691)	14,692
Net insurance benefits and claims	–	–	–	(2,632)	–	(2,632)	–	(2,632)
Net operating income before impairment allowances	6,173	3,666	2,502	155	255	12,751	(691)	12,060
Net (charge)/reversal of impairment allowances	(54)	220	–	–	–	166	–	166
Net operating income	6,119	3,886	2,502	155	255	12,917	(691)	12,226
Operating expenses	(2,581)	(899)	(258)	(48)	(323)	(4,109)	691	(3,418)
Operating profit/(loss)	3,538	2,987	2,244	107	(68)	8,808	–	8,808
Net gain from disposal of/fair value adjustments on investment properties	–	–	–	–	416	416	–	416
Net gain from disposal/revaluation of properties, plant and equipment	–	–	–	–	5	5	–	5
Share of profits less losses of associates	–	–	–	–	(2)	(2)	–	(2)
Profit before taxation	3,538	2,987	2,244	107	351	9,227	–	9,227
At 31 December 2007								
Assets								
Segment assets	162,634	281,680	566,661	24,545	37,567	1,073,087	(5,771)	1,067,316
Interests in associates	–	–	–	–	83	83	–	83
Unallocated corporate assets	–	–	–	–	238	238	–	238
	162,634	281,680	566,661	24,545	37,888	1,073,408	(5,771)	1,067,637
Liabilities								
Segment liabilities	545,397	284,353	116,095	23,182	2,539	971,566	(5,771)	965,795
Unallocated corporate liabilities	–	–	–	–	6,784	6,784	–	6,784
	545,397	284,353	116,095	23,182	9,323	978,350	(5,771)	972,579
Half-year ended 30 June 2007								
Other information								
Additions of properties, plant and equipment	2	–	–	–	285	287	–	287
Depreciation	104	47	23	1	198	373	–	373
Amortisation of securities	–	–	919	–	–	919	–	919

42. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or other entities.

The Group provides loans and credit facilities to related parties in the normal course of business. Such transactions are conducted with terms that are no more favourable than those contracted with third party customers of the Group.

Transactions with related parties, which the Group entered into during the period are summarised as follows:

(a) Advances to third parties guaranteed by BOC Group companies

As at 30 June 2008, BOC, the intermediate holding company, provided guarantees for loans in favour of the Group amounting to HK$7,450 million (31 December 2007: HK$3,693 million) to certain third parties. BOC held equity interests of not more than 20% in these third parties.

(b) Advances acquired from BOC

During the first half of 2008, the Group has entered into an agreement with BOC to acquire advances amounting to USD300 million arising from trade finance facilities granted to customers. The outstanding amount of such advances at balance sheet date has been included as "advances to customers" in this interim financial information.

42. Significant related party transactions (continued)

(c) *Summary of transactions entered into during the ordinary course of business with BOC Group companies*

The aggregate income and expenses arising from related party transactions with the immediate holding company, the intermediate holding companies, associates of the Company as well as subsidiaries and associates of BOC are summarised as follows:

		Half-year ended 30 June 2008		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	574	–	7
Interest expense	(ii)	(235)	(1)	(63)
Insurance premium paid (net)	(iii)	–	–	(14)
Administrative services fees received/receivable	(iv)	15	–	12
Rental fees received/receivable	(iv)	1	–	27
Credit card commission paid/payable (net)	(v)	(43)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(188)
Rental, property management and letting agency fees paid/payable	(v)	–	–	(48)
Funds selling commission received	(vi)	–	–	40
Correspondent banking fee received	(vii)	7	–	–
Net trading losses		(7)	–	(76)

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

		Half-year ended 30 June 2007		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Income statement items:				
Interest income	(i)	205	–	9
Interest expense	(ii)	(232)	(2)	(168)
Insurance premium paid (net)	(iii)	–	–	(20)
Administrative services fees received/receivable	(iv)	16	–	16
Rental fees received/receivable	(iv)	–	–	11
Credit card commission paid/ payable (net)	(v)	(42)	–	(1)
Securities brokerage commission paid/payable (net)	(v)	–	–	(178)
Rental, property management and letting agency fees paid/ payable	(v)	–	–	(40)
Funds selling commission received	(vi)	–	–	71
Correspondent banking fee received	(vii)	7	–	–
Loans services fees received		–	–	1
Net trading gains		11	–	54

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

	At 30 June 2008			
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	21,056	–	21
Placements with banks and other financial institutions maturing between one and twelve months	(i)	14,013	–	–
Financial assets at fair value through profit or loss		297	–	2,030
Derivative financial instruments assets	(viii)	38	–	3
Advances and other accounts	(i)	45	–	860
Investment in securities	(i)	367	–	–
Other assets	(ix)	52	–	1,351
Deposits and balances of banks and other financial institutions	(ii)	11,473	–	617
Deposits from customers	(ii)	84	75	4,473
Derivative financial instruments liabilities	(viii)	25	–	89
Other accounts and provisions	(ix)	54	–	2,306
Subordinated liability	(x)	8,150	–	–
Off-balance sheet items:				
Contingent liabilities and commitments	(xi)	7,422	–	722

42. Significant related party transactions (continued)

(c) *Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)*

		At 31 December 2007		
	Notes	Immediate and intermediate holding companies HK$'m	Associates HK$'m	Other related parties[1] HK$'m
Balance sheet items:				
Cash and balances with banks and other financial institutions	(i)	22,854	–	30
Placements with banks and other financial institutions maturing between one and twelve months	(i)	8,917	–	–
Financial assets at fair value through profit or loss		438	–	2,097
Derivative financial instruments assets	(viii)	30	–	3
Advances and other accounts	(i)	21	–	–
Investment in securities	(i)	347	–	–
Other assets	(ix)	64	–	5,154
Deposits and balances of banks and other financial institutions	(ii)	15,478	–	680
Deposits from customers	(ii)	74	85	7,158
Derivative financial instruments liabilities	(viii)	14	–	23
Other accounts and provisions	(ix)	100	–	5,538
Off-balance sheet items:				
Contingent liabilities and commitments	(xi)	2,248	–	3,722

1 Subsidiaries and associates of BOC and post-employment benefit plans for the benefit of employees of the Company are collectively disclosed as other related parties and certain of which are state-controlled entities.

Notes:

(i) Interest income

In the ordinary course of business, the Group enters into various transactions with BOC Group companies including deposit of cash and balances with banks and other financial institutions, placement of interbank deposits, investment in securities and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

Notes: (continued)

(ii) Interest expense

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from BOC Group companies at the relevant market rates at the time of the transactions. Interest on a subordinated loan is charged at the contracted rate as denoted in Note 34.

(iii) Insurance premium paid/insurance commission received (net)

In the ordinary course of business, the Group provides insurance agency services to and purchases general insurance policies from BOC Group companies at the relevant market rates at the time of the transactions.

(iv) Administrative services fees and rental fees received/receivable

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to BOC Group companies mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from BOC Group companies at the relevant market rates at the time of the transactions.

(v) Commission, property management, letting agency fees and rental fees paid/payable

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to BOC Group companies. The Group also pays rental fees to BOC Group companies. These transactions have been entered into in the ordinary course of business and were priced at the relevant market rates at the time of the transactions.

(vi) Funds selling commission received

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a BOC Group company to customers of the Group at the relevant market rates at the time of the transactions.

(vii) Correspondent banking fee received

In the ordinary course of business, BOC provides services to the Group's customers including remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with BOC on the basis agreed between the parties from time to time.

(viii) Derivative financial instruments assets/liabilities

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with BOC Group companies. As at 30 June 2008 the aggregate notional amount of such derivative transactions amounted to HK$23,270 million (31 December 2007: HK$13,219 million) whilst the corresponding derivative financial instruments assets and liabilities amounted to HK$41 million (31 December 2007: HK$33 million) and HK$114 million (31 December 2007: HK$37 million) respectively. These transactions are executed at the relevant market rates at the time of the transactions.

42. Significant related party transactions (continued)

(c) Summary of transactions entered into during the ordinary course of business with BOC Group companies (continued)

Notes: (continued)

(ix) Other assets and other accounts and provisions

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to BOC Group companies. The amounts mainly represent the account receivables from and payables to a subsidiary of BOC in relation to dealing in securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

(x) Subordinated liability

BOCHK entered into a subordinated credit facility agreement with BOC for the purposes of capital management. Major commercial terms of the loan are stated in Note 34.

(xi) Contingent liabilities and commitments

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of BOC and its subsidiaries and associates on normal commercial terms.

(d) Key management personnel

Key management are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and senior management. The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During both the current and prior periods, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

The key management compensation for the six months ended 30 June 2008 and 2007 is detailed as follows:

	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m
Salaries and other short-term employee benefits	**31**	27
Post-employment benefits	**1**	1
	32	28

42. Significant related party transactions (continued)

(e) *Transactions with Central SAFE and other companies controlled by Central SAFE*

Central SAFE is the controlling entity of BOC. Central SAFE is approved by the State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Central SAFE, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in BOC.

The Group did not have any balances or enter into any transactions with Central SAFE for the six months ended 30 June 2008 and 2007 (31 December 2007: Nil).

Central SAFE has controlling equity interests in certain other entities in the PRC. The Group enters into banking transactions with these companies in the normal course of business. These include loans, investment securities and money market transactions. The outstanding balances at the period/year end, and the related income and expenses for the period are as follows:

	2008		2007	
	Interest income/ (expense) for the six months ended 30 June HK$'m	**Outstanding balance at 30 June HK$'m**	Interest income/ (expense) for the six months ended 30 June HK$'m	Outstanding balance at 31 December HK$'m
Advances to customers/banks and other financial institutions	**–**	**–**	–	23
Investment in securities	**50**	**3,989**	36	2,433
Financial assets at fair value through profit or loss	**9**	**15**	–	9
Due from banks and other financial institutions	**28**	**501**	35	1,443
Due to banks and other financial institutions	**(16)**	**1,286**	(1)	2,417

42. Significant related party transactions (continued)

(f) Transactions with the Ministry of Finance and the People's Bank of China and other state-controlled entities

The Group enters into banking transactions with the Ministry of Finance and the People's Bank of China in the normal course of business. These include purchases and redemption of treasury bonds and money market transactions.

The state-controlled entities are those, other than BOC (the intermediate holding company and its subsidiaries) and Central SAFE and its controlled companies, over which the PRC government directly or indirectly holds over 50% of the outstanding shares or voting rights, and has the ability to control or the power to govern their financial or operational policies through its government authorities, agencies and affiliates. The Group has extensive transactions with other state controlled entities. These transactions, conducted in the ordinary course of business, may include, but are not limited to, the following:

- lending, provision of credits and guarantees and deposit taking;
- inter-bank balance taking and placing;
- sale, purchase, underwriting and redemption of bonds issued by other state-controlled entities;
- rendering of foreign exchange, remittance and investment related services;
- provision of fiduciary activities; and
- purchase of utilities, transport, telecommunication and postal services.

43. Liquidity ratio

	Half-year ended 30 June 2008	Half-year ended 30 June 2007
Average liquidity ratio	**42.47%**	50.08%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

44. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the basis of delta-weighted positions of all foreign exchange options contracts.

	At 30 June 2008							
	Equivalent in million of HK$							
	US Dollars	**Japanese Yen**	**Euro**	**Australian Dollars**	**Pound Sterling**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**326,686**	**3,956**	**27,299**	**33,774**	**14,207**	**102,775**	**11,345**	**520,042**
Spot liabilities	**(253,254)**	**(3,029)**	**(19,165)**	**(30,888)**	**(23,735)**	**(101,853)**	**(27,127)**	**(459,051)**
Forward purchases	**211,449**	**28,741**	**29,660**	**33,092**	**28,738**	**28,235**	**49,473**	**409,388**
Forward sales	**(284,037)**	**(29,936)**	**(38,151)**	**(36,246)**	**(19,217)**	**(27,835)**	**(33,835)**	**(469,257)**
Net options position	**470**	**4**	**(7)**	**(40)**	**18**	**-**	**(69)**	**376**
Net long/(short) position	**1,314**	**(264)**	**(364)**	**(308)**	**11**	**1,322**	**(213)**	**1,498**
Net structural position	**235**	**-**	**-**	**-**	**-**	**1,378**	**-**	**1,613**

	At 31 December 2007							
	Equivalent in million of HK$							
	US Dollars	Japanese Yen	Euro	Australian Dollars	Pound Sterling	Renminbi Yuan	Others	Total
Spot assets	327,003	2,019	15,739	27,376	6,028	44,929	7,364	430,458
Spot liabilities	(224,622)	(4,764)	(9,215)	(24,055)	(12,951)	(44,055)	(19,615)	(339,277)
Forward purchases	159,983	22,718	25,775	22,051	25,907	26,760	43,162	326,356
Forward sales	(257,677)	(20,215)	(32,238)	(25,426)	(18,858)	(26,322)	(30,823)	(411,559)
Net options position	107	(16)	(17)	22	(5)	-	(9)	82
Net long/(short) position	4,794	(258)	44	(32)	121	1,312	79	6,060
Net structural position	84	-	-	-	-	459	-	543

45. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty, or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 30 June 2008				
Asia, other than Hong Kong				
– Mainland China	65,516	83,408	47,413	196,337
– Others	67,896	117	20,696	88,709
	133,412	83,525	68,109	285,046
North America				
– United States	11,630	19,891	71,554	103,075
– Others	12,075	323	152	12,550
	23,705	20,214	71,706	115,625
Western Europe				
– Germany	35,499	990	1,361	37,850
– Others	116,501	265	8,484	125,250
	152,000	1,255	9,845	163,100
Total	309,117	104,994	149,660	563,771

45. Cross-border claims (continued)

	Banks HK$'m	Public sector entities HK$'m	Others HK$'m	Total HK$'m
At 31 December 2007				
Asia, other than Hong Kong				
– Mainland China	56,017	30,926	29,699	116,642
– Others	75,767	469	19,585	95,821
	131,784	31,395	49,284	212,463
North America				
– United States	9,726	27,179	78,144	115,049
– Others	18,081	95	68	18,244
	27,807	27,274	78,212	133,293
Western Europe				
– Germany	42,651	–	2,331	44,982
– Others	155,136	3	11,827	166,966
	197,787	3	14,158	211,948
Total	357,378	58,672	141,654	557,704

46. Non-bank Mainland China exposures

Non-bank counterparties are identified in accordance with the definitions set out in the prudential return "Quarterly Analysis of Loans and Advances and Provisions" issued by the HKMA. Exposures to Mainland China arising from non-bank counterparties are summarised as follows:

	At 30 June 2008			
	On-balance sheet exposure HK$'m	**Off-balance sheet exposure HK$'m**	**Total exposure HK$'m**	**Individually assessed impairment allowances HK$'m**
Mainland China entities	**85,387**	**37,231**	**122,618**	**30**
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	**28,811**	**17,364**	**46,175**	**36**
Other non-bank Mainland China exposures	**12,419**	**5,322**	**17,741**	**9**
	126,617	**59,917**	**186,534**	**75**

46. Non-bank Mainland China exposures (continued)

	At 31 December 2007			
	On-balance sheet exposure HK$'m	Off-balance sheet exposure HK$'m	Total exposure HK$'m	Individually assessed impairment allowances HK$'m
Mainland China entities	60,275	44,693	104,968	23
Companies and individuals outside Mainland China where the credit is granted for use in Mainland China	23,142	17,535	40,677	13
Other non-bank Mainland China exposures	10,133	8,261	18,394	8
	93,550	70,489	164,039	44

47. Ultimate holding company

Central SAFE, acting on behalf of the State, is the ultimate holding company of the Company whilst BOC is the Company's intermediate holding company.

48. Compliance with HKAS 34

The interim report for the first half of 2008 complies with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

49. Statutory accounts

The information in the interim report is unaudited and does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2007 have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 25 March 2008.

1. Corporate information

Board of Directors

Chairman	XIAO Gang#
Vice Chairmen	SUN Changji#
	HE Guangbei
Directors	LI Zaohang#
	ZHOU Zaiqun#
	ZHANG Yanling#
	LEE Raymond Wing Hung
	GAO Yingxin
	FUNG Victor Kwok King*
	KOH Beng Seng*
	SHAN Weijian*
	TUNG Chee Chen*
	TUNG Savio Wai-Hok*
	YANG Linda Tsao*

Non-executive Directors

* Independent Non-executive Directors

Senior Management

Chief Executive	HE Guangbei
Deputy Chief Executive	LAM Yim Nam
Chief Financial Officer	LEE Raymond Wing Hung
Deputy Chief Executive	GAO Yingxin
Chief Risk Officer	CHEUNG Yau Shing
Deputy Chief Executive	WONG David See Hong
Company Secretary	YEUNG Jason Chi Wai

Registered Office

52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

Auditors

PricewaterhouseCoopers

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

ADS Depositary Bank

Citibank, N.A.
388 Greenwich Street
14th Floor
New York, NY 10013
United States of America

Credit Ratings (Long Term)

Standard & Poor's:	A-
Moody's Investors Service:	Aa3
Fitch Ratings:	A

Index Constituent

The Company is a constituent of the following indices:
Hang Seng Index
Hang Seng London Reference Index
MSCI Index
FTSE All-World Hong Kong Index
Xinhua/FTSE China 25 Index

Stock Codes

Ordinary shares:	
The Stock Exchange of Hong Kong Limited:	2388
Reuters:	2388.HK
Bloomberg:	2388 HK
Level 1 ADR Programme:	
CUSIP No.:	096813209
OTC Symbol:	BHKLY

Website

www.bochk.com

2. Dividend and closure of register of members

The Board declared an interim dividend of HK$0.438 per share (2007: HK$0.428), payable on Thursday, 25 September 2008 to shareholders whose names appear on the Register of Members of the Company on Thursday, 18 September 2008.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Tuesday, 16 September 2008 to Thursday, 18 September 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 12 September 2008. Shares of the Company will be traded ex-dividend as from Thursday, 11 September 2008.

3. Substantial interests in share capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2008, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

Name of Corporation	No. of shares of HK$5 each in the Company (% of total issued shares)	
Central SAFE	6,953,617,435	(65.77%)
BOC	6,953,617,435	(65.77%)
BOCHKG	6,949,330,256	(65.73%)
BOC (BVI)	6,949,330,256	(65.73%)

Notes:

1 Following the reorganisation of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC

2 BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO. BOC (BVI) beneficially holds 6,949,330,256 shares of the Company

3. The interest in the Company held by BOC included 4,000,000 shares held by BOC Insurance, a wholly-owned subsidiary of BOC, which had been disposed of by BOC Insurance during the reporting period.

4 BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited had an interest in 91,500 shares of the Company and an interest in 117,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited had an interest in 78,679 shares of the Company.

All the interests stated above represented long positions. Save as disclosed above, as at 30 June 2008, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

4. Directors' rights to acquire shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 30 June 2008 are set out below:

				Number of share options					
Name of Director	Date of grant	Exercise price (HK$)	Exercisable period	Granted on 5 July 2002	Balances as at 1 January 2008	Exercised during the period	Surrendered during the period	Lapsed during the period	Balances as at 30 June 2008
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	723,000	–	–	–	723,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	361,500	–	–	1,084,500
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
Total				7,374,600	6,651,600	361,500	–	–	6,290,100

Save as disclosed above, at no time during the period was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

5. Directors' and Chief Executive's interests in shares, underlying shares and debentures

As at 30 June 2008, the Directors, the Chief Executive and their respective associates had the following interests in the shares and underlying shares of the Company, as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers:

	Number of shares/underlying shares held					
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	% of the issued share capital
SUN Changji	1,590,600[1]	–	–	–	1,590,600	0.015%
HE Guangbei	723,000[1]	–	–	–	723,000	0.007%
LI Zaohang	1,446,000[1]	–	–	–	1,446,000	0.014%
ZHOU Zaiqun	1,085,000[2]	–	–	–	1,085,000	0.010%
ZHANG Yanling	1,446,000[1]	–	–	–	1,446,000	0.014%
Total	6,290,600	–	–	–	6,290,600	0.060%

Notes:

1. Such interests represented the respective Directors' interests in underlying shares in respect of the share options granted to him/her pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' rights to acquire shares" above.

2. Such interests included Mr. Zhou's interests in 500 shares and interests in 1,084,500 underlying shares in respect of the share options granted to him pursuant to the Pre-Listing Share Option Scheme, details of which are set out in the section titled "Directors' rights to acquire shares" above.

Save as disclosed above, as at 30 June 2008, none of the Directors or the Chief Executive of the Company or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

6. Purchase, sale or redemption of the Company's shares

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

7. Audit Committee

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen, Madam Yang Linda Tsao, Mr. Tung Savio Wai-Hok and Mr. Koh Beng Seng.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

7. Audit Committee (continued)

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the interim financial information in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial reports.

8. Compliance with the Code on Corporate Governance Practices of the Listing Rules

In pursuit of the Company's stated objective to embrace good corporate governance principles and practices, the Company has been continuously enhancing its corporate governance practices in order to attain even higher standards. In conjunction with the implementation of the Code on Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Listing Rules issued by the Stock Exchange of Hong Kong on 1 January 2005, the Company has further strengthened its corporate governance practices by reference to the requirements of the CG Code and international best practices. The Company is pleased to announce that it has been in full compliance with all the code provisions of the CG Code and that it has also complied with nearly all the recommended best practices set out in the CG Code throughout the period under review. For further details, please refer to the section titled "Corporate Governance" contained in the Annual Report 2007 of the Company.

9. Compliance with the Codes for Securities Transactions by Directors

The Company has adopted the "Code for Securities Transactions by Directors" (the "Company's Code") to govern securities transactions by Directors. The terms of the Company's Code are more stringent than the mandatory standards set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" contained in Appendix 10 of the Listing Rules (the "Model Code"). Apart from the securities of the Company, the Company's Code applies equally to the Director's dealings in the securities of our parent bank, BOC which was listed on the Stock Exchange of Hong Kong in June 2006. In this connection, the Company had made specific enquiry of all Directors, who confirmed that they had complied with the standards set out in both the Company's Code and the Model Code throughout the period under review.

10. Compliance with the Banking (Disclosure) Rules and the Listing Rules

The unaudited interim report complies with the requirements set out in the Banking (Disclosure) Rules and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

11. Interim Report

This Interim Report is available in both English and Chinese. The Chinese version of this Interim Report is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong. This Interim Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk.

If you have any queries about how to obtain copies of this Interim Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

12. Reconciliation between HKFRSs vs IFRS/CAS

The Company understands that BOC, an intermediate holding company as well as controlling shareholder of the Company, will prepare and disclose consolidated financial information in accordance with IFRS and CAS for which the Company and its subsidiaries will form part of the interim financial information. CAS is the new set of PRC accounting standards that has been effective for annual periods beginning on or after 1 January 2007 for companies publicly listed in PRC. The requirements of CAS have substantially converged with IFRS and HKFRSs.

The consolidated financial information of "BOC Hong Kong Group" for the periods disclosed by BOC in its interim financial information is not the same as the consolidated financial information of the Group for the periods published by the Company pursuant to applicable laws and regulations in Hong Kong. There are two reasons for this.

First, the definitions of "BOC Hong Kong Group" (as adopted by BOC for the purpose of its own financial disclosure) and "Group" (as adopted by the Company in preparing and presenting its consolidated financial information) are different: "BOC Hong Kong Group" refers to BOCHKG and its subsidiaries, whereas "Group" refers to the Company and its subsidiaries (see the below organisation chart). Though there is a difference in definitions between "BOC Hong Kong Group" and "Group", their financial results for the periods presented are substantially the same. This is because BOCHKG and BOC (BVI) are holding companies only and have no substantive operations of their own.


BOC
100%
BOCHKG
100%
BOC (BVI)
approximately 66%
The Company

Second, the Group has prepared its interim financial information in accordance with HK GAAP prior to 1 January 2005 and as from 1 January 2005 onwards in accordance with HKFRSs; whereas the consolidated financial information reported to BOC is prepared in accordance with IFRS and CAS respectively. Despite the fact that HKFRSs have converged with IFRS, there is a timing difference in the initial adoption of HKFRSs and IFRS by the Group and by BOC respectively.

The Board considers that the best way to ensure that shareholders and the investing public understand the material differences between the consolidated financial information of the Group published by the Company on the one hand, and the consolidated financial information of BOC Hong Kong Group disclosed by BOC in its interim financial information on the other hand, is to present reconciliations of the profit after tax/net assets of the Group prepared under HKFRSs to the profit after tax/net assets of the Group prepared under IFRS and CAS respectively for the periods presented.

The major differences between HKFRSs and IFRS/CAS, which arise from the difference in measurement basis in IFRS or CAS and the timing difference in the initial adoption of HKFRSs and IFRS relate to the following:

- re-measurement of carrying value of treasury products;
- restatement of carrying value of bank premises; and
- deferred taxation impact arising from the above different measurement basis.

12. Reconciliation between HKFRSs vs IFRS/CAS (continued)

(a) *Re-measurement of carrying value of treasury products*

Due to the difference in the timing of first adoption of HKFRSs and IFRS, classification and measurement of certain investment securities under HK GAAP/HKFRSs and IFRS were different. Therefore, investment securities were reclassified and re-measured to align with the accounting policies of BOC for the relevant periods. Classification and measurement under IFRS and CAS is basically the same.

(b) *Restatement of carrying value of bank premises*

The Company has elected for a revaluation basis rather than cost basis to account for bank premises and investment properties under HKFRSs. On the contrary, BOC has elected for the cost convention for bank premises and revaluation basis for investment properties under IFRS and CAS. Therefore, adjustments have been made to the carrying value of bank premises as well as to re-calculate the depreciation charge and disposal gain/loss under IFRS and CAS.

(c) *Deferred tax adjustments*

These represent the deferred tax effect of the aforesaid adjustments.

Going forward, the differences relating to the restatement of carrying value of bank premises as a result of the election of the different measurement basis allowed under HKFRSs, IFRS and CAS will be recurring in the future, while the timing difference related to the measurement of investment securities will be reversed gradually and eliminated in future years.

Profit after tax/Net assets reconciliation

HKFRSs Vs IFRS/CAS

	Profit after tax		Net assets	
	Half-year ended 30 June 2008 HK$'m	Half-year ended 30 June 2007 HK$'m	**At 30 June 2008 HK$'m**	At 31 December 2007 HK$'m
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under HKFRSs	**7,181**	7,628	**97,519**	95,058
Add: IFRS/CAS adjustments				
Re-measurement of carrying value of treasury products	**(51)**	(66)	**(7)**	1
Restatement of carrying value of bank premises	**101**	106	**(12,050)**	(9,990)
Deferred tax adjustments	**(18)**	(21)	**1,943**	1,692
Profit after tax/net assets of BOC Hong Kong (Holdings) Limited prepared under IFRS/CAS	**7,213**	7,647	**87,405**	86,761

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 42 to 114, which comprises the condensed consolidated balance sheet of BOC Hong Kong (Holdings) Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2008 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 28 August 2008

Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Directly held:				
Bank of China (Hong Kong) Limited	Hong Kong 16 October 1964	Ordinary shares HK$43,042,840,858	100.00%	Banking business
BOC Group Life Assurance Company Limited*	Hong Kong 12 March 1997	Ordinary shares HK$868,000,000	51.00%	Life insurance business
Indirectly held:				
Nanyang Commercial Bank, Limited	Hong Kong 2 February 1948	Ordinary shares HK$600,000,000	100.00%	Banking business
Chiyu Banking Corporation Limited	Hong Kong 24 April 1947	Ordinary shares HK$300,000,000	70.49%	Banking business
BOC Credit Card (International) Limited	Hong Kong 9 September 1980	Ordinary shares HK$480,000,000	100.00%	Credit card services
Arene Trading Limited	Hong Kong 22 August 1978	Ordinary shares HK$500,000	100.00%	Property holding and investment
Bank of China (Hong Kong) Nominees Limited*	Hong Kong 1 October 1985	Ordinary shares HK$2	100.00%	Nominee services
Bank of China (Hong Kong) Trustees Limited*	Hong Kong 6 November 1987	Ordinary shares HK$3,000,000	100.00%	Trustee and agency services
BOC Group Trustee Company Limited*	Hong Kong 1 December 1997	Ordinary shares HK$200,000,000	64.20%	Trustee services
BOC Travel Services Limited	Hong Kong 24 August 1982	Ordinary shares HK$2,000,000	100.00%	Travel services
BOCHK Financial Products (Cayman) Limited	Cayman 10 November 2006	Ordinary shares US$50,000	100.00%	Note issuing
BOCHK Information Technology (Shenzhen) Co., Ltd.*	PRC 16 April 1990	Registered capital HK$70,000,000	100.00%	Property holding and investment
BOCHK Information Technology Services (Shenzhen) Ltd*	PRC 26 May 1993	Registered capital HK$40,000,000	100.00%	Information technology services

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
BOCI-Prudential Trustee Limited*	Hong Kong 11 October 1999	Ordinary shares HK$300,000,000	41.10%	Trustee services
Che Hsing (Nominees) Limited*	Hong Kong 23 April 1980	Ordinary shares HK$10,000	100.00%	Nominee services and investment holding
Chiyu Banking Corporation (Nominees) Limited*	Hong Kong 3 November 1981	Ordinary shares HK$100,000	70.49%	Investment holding
Chung Chiat Company Limited	Hong Kong 9 April 1980	Ordinary shares HK$200	100.00%	Property holding and investment
Dwell Bay Limited	Hong Kong 19 December 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Glister Company Limited*	Hong Kong 26 March 2001	Ordinary shares HK$2	70.49%	Investment holding
Glory Cardinal Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
Grace Charter Limited*	Hong Kong 4 May 2001	Ordinary shares HK$2	70.49%	Investment holding
G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd.*	PRC 24 September 1993	Registered capital HK$40,000,000	100.00%	Property holding and investment
Hua Chiao Commercial (Nominees) Limited*	Hong Kong 28 October 1986	Ordinary shares HK$10,000	100.00%	Nominee services
Kincheng Finance (H.K.) Limited	Hong Kong 30 March 1979	Ordinary shares HK$225,000,000	100.00%	Loan financing
Kincheng Investments & Developments (H.K.) Limited	Hong Kong 15 May 1981	Ordinary shares HK$6,000	100.00%	Property holding and investment
Kincheng (Nominees) Limited*	Hong Kong 12 December 1980	Ordinary shares HK$100,000	100.00%	Nominee services
Kiu Nam Investment Corporation Limited	Hong Kong 9 November 1963	Ordinary shares HK$2,000,000	100.00%	Property holding and investment
Kwong Li Nam Investment Agency Limited*	Hong Kong 25 May 1984	Ordinary shares HK$3,050,000	100.00%	Investment agency

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Nan Song Company, Limited*	Hong Kong 13 April 1965	Ordinary shares HK$1,000,000	100.00%	Property investment and investment holding
Nanyang Commercial Bank (China) Limited	PRC 14 December 2007	Registered capital RMB2,500,000,000	100.00%	Banking business
Nanyang Commercial Bank (Nominees) Limited*	Hong Kong 22 August 1980	Ordinary shares HK$50,000	100.00%	Nominee services
Nanyang Commercial Bank Trustee Limited*	Hong Kong 22 October 1976	Ordinary shares HK$3,000,000	100.00%	Trustee services
Nanyang Finance Company Limited	Hong Kong 16 March 1979	Ordinary shares HK$50,000,000	100.00%	Financial services
Pacific Trend Profits Corporation*	British Virgin Islands 20 April 2001	Registered shares US$1	70.49%	Investment holding
Patson (HK) Limited*	Hong Kong 18 August 1970	Ordinary shares HK$1,000,000	100.00%	Property investment
Perento Limited	Hong Kong 27 September 1983	Ordinary shares HK$10,000	100.00%	Property holding and investment
Po Hay Enterprises Limited	Hong Kong 2 October 1979	Ordinary shares HK$100,000	100.00%	Property holding and investment
Po Sang Financial Investment Services Company Limited*	Hong Kong 23 September 1980	Ordinary shares HK$25,000,000	100.00%	Gold trading and investment holding
Po Sang Futures Limited*	Hong Kong 19 October 1993	Ordinary shares HK$25,000,000	100.00%	Commodities brokerage
Po Sang (Nominees) Limited*	Hong Kong 29 April 1993	Ordinary shares HK$10,000	100.00%	Nominee services
Rams City (Nominees) Limited*	Hong Kong 2 May 1986	Ordinary shares HK$2,000,000	100.00%	Nominee services and investment holding
Sanicon Investment Limited	Hong Kong 24 January 2000	Ordinary shares HK$2	100.00%	Property holding and investment

Subsidiaries of the Company (continued)

Name of company	Country/place and date of incorporation/ operation	Issued and fully paid up share capital/ registered capital	Percentage of attributable equity interest	Principal activities
Seng Sun Development Company, Limited*	Hong Kong 11 December 1961	Ordinary shares HK$2,800,000	70.49%	Investment holding
Shenstone Limited	Hong Kong 4 September 1979	Ordinary shares HK$2	100.00%	Property holding and investment
Sin Chiao Enterprises Corporation, Limited*	Hong Kong 13 September 1961	Ordinary shares HK$3,000,000	100.00%	Property holding and investment
Sin Hua Trustee Limited*	Hong Kong 27 October 1978	Ordinary shares HK$3,000,000	100.00%	Trustee services
Sin Mei (Nominee) Limited*	Hong Kong 27 April 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
Sin Yeh Shing Company Limited	Hong Kong 28 November 1980	Ordinary shares HK$100,000	100.00%	Property holding and investment
Sino Information Services Company Limited	Hong Kong 11 February 1993	Ordinary shares HK$7,000,000	100.00%	Information services
The China-South Sea (Nominees) Services Limited*	Hong Kong 13 February 1981	Ordinary shares HK$100,000	100.00%	Nominee services
The China State (Nominees) Limited*	Hong Kong 14 May 1982	Ordinary shares HK$100,000	100.00%	Nominee services and investment holding
The China State Trustee Limited*	Hong Kong 17 July 1981	Ordinary shares HK$3,000,000	100.00%	Trustee services
Track Link Investment Limited	Hong Kong 8 February 1994	Ordinary shares HK$2	100.00%	Property holding and investment
Yien Yieh (Nominee) Limited*	Hong Kong 26 June 2001	Ordinary shares HK$2,000	100.00%	Nominee services and investment holding

Po Sang (Nominees) Limited commenced member's voluntary winding up on 31 July 2008.

Remarks:

Name of subsidiaries which are not included in the consolidation group for regulatory purposes in respect of capital adequacy is marked with * in the above table. BOCHK and its subsidiaries specified by the HKMA form the basis of consolidation for its regulatory purposes in accordance with the Banking (Capital) Rules. For accounting purposes, subsidiaries are consolidated in accordance with the accounting standards issued by the HKICPA pursuant to section 18A of the Professional Accountants Ordinance.

In this Interim Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"AC"	The Audit Committee
"ADR"	American Depositary Receipt
"ADS(s)"	American Depositary Share(s)
"ALCO"	The Asset and Liability Management Committee
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited, a joint stock commercial bank with limited liability established under the laws of the PRC, the H shares and A shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOC Insurance hold equity interests of 51% and 49% respectively
"BOC-CC"	BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"BOCHK" or "the Bank"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Manager"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOC International Holdings Limited, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively
"BOCI-Prudential Trustee"	BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively

Terms	Meanings
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Banking (Capital) Rules
"CAS"	China Accounting Standards
"CBS"	Corporate Banking Services
"CCO"	Chief Credit Officer
"CE"	Chief Executive
"CRO"	Chief Risk Officer
"Central SAFE"	Central SAFE Investments Limited
"Chiyu"	Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49%
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"EURIBOR"	Euro Interbank Offered Rate
"Fitch"	Fitch Ratings
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HK GAAP"	Generally Accepted Accounting Principles in Hong Kong
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"IPO"	Initial Public Offering
"IT"	Information Technology
"LIBOR"	London Interbank Offered Rate

Terms	Meanings
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"MPF"	Mandatory Provident Fund
"MPF Schemes Ordinance"	the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended
"MSCI Index"	Morgan Stanley Capital International Index
"Moody's"	Moody's Investors Service
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"Nanyang (China)"	Nanyang Commercial Bank (China) Limited, a company incorporated under the laws of the PRC and a wholly owned subsidiary of Nanyang
"ORSO schemes"	the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong
"PRC"	The People's Republic of China
"QDII(s)"	Qualified Domestic Institutional Investor(s)
"RC"	The Risk Committee
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RMD"	The Risk Management Department
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SME(s)"	Small and medium-sized enterprise(s)
"Share Option Scheme"	the Share Option Scheme conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Sharesave Plan"	the Sharesave Plan conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Standard & Poor's"	Standard & Poor's Ratings Services
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

THIS REPORT IS PRINTED ON ENVIRONMENTALLY FRIENDLY AND ELEMENTAL CHLORINE FREE PAPER

DESIGN AND PRODUCTION: THE DESIGN ASSOCIATES www.tda.com.hk

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

ANNOUNCEMENT

Closure of Register of Members

On 28 August 2008, the Board of Directors of the Company declared an interim dividend of HK$0.438 per share, payable on Thursday, 25 September 2008 to shareholders whose names appear on the Register of Members of the Company on Thursday, 18 September 2008.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Tuesday, 16 September 2008 to Thursday, 18 September 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 12 September 2008. Shares of the Company will be traded ex-dividend as from Thursday, 11 September 2008.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 28 August 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok** and Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

END